Form 20-F
period 2003-03-31
ALLURA INTERNATIONAL INC
filed 2003-10-15
CIK 1082741

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the Fiscal Year Ended March 31, 2003

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED):
      For the transition period from _________ to _________.

      Commission File Number: 0-30228

                           ALLURA INTERNATIONAL INC.
             (Exact name of Registrant as specified in its charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                     Canada
                 (Jurisdiction of incorporation or organization)

             1555 West 8th Avenue, Vancouver, B.C., Canada, V6J 1T5
                     (Address of Principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 2003: 15,240,302 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes |X| No |_|

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 |X| Item 18 |_|

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court: Yes |_| No|_|

                               TABLE OF CONTENTS

                                                                                                 Page
                                                                                                 ----
                                              PART I

Item 1.   Identity of Directors, Senior Management and Advisers.....................................3
Item 2.   Offer Statistics and Expected Timetable...................................................3
Item 3.   Key Information...........................................................................3
Item 4.   Information on the Company...............................................................10
Item 5.   Operating and Financial Review and Prospects.............................................22
Item 6.   Directors, Senior Management and Employees...............................................32
Item 7.   Major Shareholders and Related Party Transactions........................................35
Item 8.   Financial Information....................................................................39
Item 9.   The Offer and Listing....................................................................40
Item 10.  Additional Information...................................................................41
Item 11.  Quantitative and Qualitative Disclosures about Market Risk...............................46
Item 12.  Description of Securities other than Equity Securities...................................48

                                              PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies..........................................48
Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.............48
Item 15.  Controls and Procedures..................................................................48
Item 16A. Audit Committee Financial Expert.........................................................49
Item 16B. Code of Ethics...........................................................................49
Item 16C. Principal Accountants Fees and Services..................................................50
Item 17.  Financial Statements.....................................................................50
Item 18.  Financial Statements.....................................................................75
Item 19.  Exhibits.................................................................................75
          Signatures...............................................................................76
          Index to Exhibits Filed..................................................................77

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable to Form 20-F filed as an Annual Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not Applicable to Form 20-F filed as an Annual Report.

ITEM 3. KEY INFORMATION

A.    Selected Financial data.

      The following table sets forth, for the periods and the dates indicated, selected financial and operating data for Allura International Inc. ("Company" or "Allura" or "Allura Group"), for the fiscal years ended March 31, 2003, 2002, 2001, 2000 and 1999. This information should be read in conjunction with the Company's Financial Statements and Notes thereto, and "Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To date, the Company has not paid any dividends on its common shares. The Company's policy at the present time is to retain earnings for corporate purposes. The payment of dividends in the future will depend on the earnings and financial condition of the Company and such other factors as the Board of Directors of the Company may consider appropriate. Since the Company is currently in an expansion stage, it is unlikely that earnings will be available for payment of dividends in the near future.

      The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). There are no material differences between Canadian GAAP and the accounting principles that are generally accepted in the United States ("U.S. GAAP") as applied to the Company, including disclosure items, excepting those disclosed in the financial statements under note 17.

      The following tables set forth information in Canadian dollars.

-----------------------------------------------------------------------------------------------------------------------
                                         2003              2002               2001               2000              1999
-----------------------------------------------------------------------------------------------------------------------
Net Sales                         $17,613,486      $ 15,220,387       $ 15,934,093       $ 15,716,965       $14,443,677
-----------------------------------------------------------------------------------------------------------------------
Gross profit                      $ 4,605,905      $  3,573,847       $  4,198,841       $  4,225,703       $ 3,979,077
-----------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                 $   404,584      $ (1,037,146)      $   (583,992)      $   (222,769)      $   257,048
-----------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per
Common Share(1)                   $      0.03      $      (0.07)      $      (0.04)      $      (0.02)      $      0.02
-----------------------------------------------------------------------------------------------------------------------
Outstanding shares(1)              15,240,302        15,355,055         15,355,055         13,429,868        12,500,000
-----------------------------------------------------------------------------------------------------------------------
Total Assets                      $12,285,925      $ 13,624,443       $ 12,644,535       $ 11,193,082       $ 9,005,552
-----------------------------------------------------------------------------------------------------------------------
Working Capital                   $ 2,250,619      $  1,825,796       $  1,763,449       $    906,377       $   872,941
-----------------------------------------------------------------------------------------------------------------------
Long Term Liabilities                      --                --                 --                 --                --
-----------------------------------------------------------------------------------------------------------------------
Total Liabilities                 $ 9,752,174      $ 11,327,737       $  9,310,683       $  9,001,595       $ 7,898,715
-----------------------------------------------------------------------------------------------------------------------
Non Controlling Interest                   --                --                 --                 --       $    70,582
-----------------------------------------------------------------------------------------------------------------------
Shareholder's Equity              $ 2,533,751      $  2,296,706       $  3,333,852       $  2,191,487       $ 1,106,837
-----------------------------------------------------------------------------------------------------------------------
Dividends declared per share               --                --                 --                 --                --
-----------------------------------------------------------------------------------------------------------------------

      (1) The information in this table has been retroactively restated to reflect a 125 for 1 share split during 1999 and a 2 for 1 split during 2000 of the Company's shares.

CURRENCY EXCHANGE RATE INFORMATION

      The Company's accounts are maintained in Canadian dollars. In this Annual Report all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

      The rate of exchange means the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a year. The following table sets forth the exchange rates for the periods indicated.

                          =====================================================================
                          2003(1)       2002        2001        2000         1999          1998
==========================---------------------------------------------------------------------
      High                1.5994      1.6112     $1.5788      $1.5600      $1.5095      $1.5845
-----------------------------------------------------------------------------------------------
      Low                 1.4656      1.5102      1.4933      $1.4417      $1.4440      $1.4577
-----------------------------------------------------------------------------------------------
       Average for        1.5499      1.5638     $1.5360      $1.4871      $1.4827      $1.4564
       Period
-----------------------------------------------------------------------------------------------
      End of Period       1.4951      1.5940      1.5784      $1.4995      $1.4440      $1.5375
===============================================================================================

      (1)   Through March 31, 2003

      The following table sets forth the high and low exchange rates for each month during the previous six months.

----------------------------------------------------------------------------------------------
                     August        July        June         May             April        March
----------------------------------------------------------------------------------------------
High                 1.4100       1.4114      1.3768       1.4221          1.4843       1.4905
----------------------------------------------------------------------------------------------
Low                  1.3835       1. 3368     1.3348       1.3446          1.4336       1.4659
----------------------------------------------------------------------------------------------

B.    Capitalization and indebtedness.

      Not applicable to Form 20-F filed as an annual report.

C.    Reasons for the offer and use of proceeds.

      Not applicable to Form 20-F filed as an annual report.

D.    Risk Factors.

      The Company's business is subject to a number of risk factors that are set forth below:

Since most of the Company's products are manufactured by outside manufacturers, the loss of one or more of these suppliers as well as any damages to materials held by the suppliers to make the Company's products may adversely affect the Company's business.

      Outside manufacturers manufacture all of the Company's products, in whole or in part. These outside manufacturers typically are small to medium-sized, privately owned companies. During fiscal 2003, the Company purchased products from over 125 suppliers, with the five largest suppliers accounting for approximately 43% of the Company's total purchases. Historically, a substantial portion of the Company's purchases have been concentrated with a relatively small number of suppliers, accordingly, the loss of any supplier would have a material adverse effect on its business.

      Risks generally inherent in the use of outside manufacturers include security at the manufacturer's facility, transport of materials to and from the manufacturer, theft by the manufacturer or its employees and bankruptcy or other financial problems of the manufacturer.

Fluctuations in the price of gold and diamonds may affect the Company's profitability.

      Prices for the Company's products generally are determined by reference to the current market price of gold or diamonds. Consequently, the Company's sales could be affected by significant increases, decreases or volatility in the price of gold or diamonds. If the price of gold or diamonds were to move substantially above or substantially below current price levels and remain at such levels for a prolonged period of time, such increase or decrease could have an adverse effect on the Company's results of operations. In addition, the Company's results of operations may be adversely affected during the periods of extreme volatility in the price of gold or diamonds since many customers may elect to defer purchases until the price of gold or diamonds had become relatively stable.

The Company's business is highly seasonal and accordingly, the Company's revenues may vary significantly from quarter to quarter.

      The Company's business is highly seasonal. The third and fourth calendar quarters, which include the Christmas shopping season, generally produce the strongest results, and the second calendar quarter generally produces the weakest results. The Company's sales and income also may vary from quarter to quarter as a consequence of general economic and industry conditions that affect consumer spending and purchases by retailers.

The Company's business may be adversely affected if it were to lose the services of Mr. Jeremy Bowman and/or other key employees.

      The Company's business is substantially dependent on the efforts and abilities of Jeremy Bowman, its Chief Executive Officer. The loss of Mr. Bowman's services may have a material adverse effect on the Company's business. The Company has an employment agreement with Mr. Bowman; however, it does not maintain any key man life insurance on Mr. Bowman's life. The Company also has an employment agreement with Mr. Thomas Weckman, President of ADL. There are no assurances that agreements in place will be renewed.

      The Company's success will depend upon recruiting and maintaining other qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages. There can be no assurance, however, that such personnel will always be available in the future. In addition, it cannot be predicted whether the Company's work force will be unionized. The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management. Although the Company has employment agreements with certain of its key employees, the loss of services of any of its management personnel could have a material adverse affect on the Company.

The Company faces competition from a number of different companies some of which have greater financial and other resources than the Company.

      The Company's business is highly competitive, and the distribution channels in which the Company markets its products frequently involve different competitive factors. Some companies in the jewelry industry may have greater financial and other resources than the Company. See "Information on the Company-Business Overview - Competition."

The Company does not have any long-term contracts with its customers.

      The Company has no long-term contractual relationships with any of its customers nor is any of the Company's customers subject to any contractual provisions or other restrictions, which preclude them from purchasing products from the Company's competitors. The Company accepts returns of certain items, primarily from large retailers, in order to maintain customer goodwill and as part of promotional programs. Returns of products, which are not defective generally, are made as part of stock balancing transactions in which the returned products are replaced with products better suited to the customer's needs.

The Company's operations are subject to significant influence by a stockholder.

      Each of Jeremy Bowman, the Company's Chief Executive Officer, and Sheila Bowman, a Company Director and Chairperson of the Audit Committee, owns 462,500 shares of the Company's common stock, which represents, in the aggregate, 6% of the Company's issued and outstanding common stock. In addition, the Bowman Family Trust, of which Mrs. Bowman and her children are beneficiaries and of which Mr. Bowman is one of the three trustees owns 5,325,000 shares of the Company's common stock, representing approximately 35% of the Company's issued and outstanding common stock. Mr. Bowman directly owns approximately 3% of the Common Stock. Accordingly, because of his stock ownership and positions with the Company, Mr. Bowman will be able to significantly influence all matters requiring approval of the Company's shareholders, including the election of directors and the approval of mergers or other business combinations.

Stockholders may find it difficult to sell their shares since there is no market for the Company's Common Stock.

      There is no current trading market for the shares of the Company's Common Stock and there can be no assurance that a trading market will develop, or, if such a trading market does develop that it will be sustained. The shares of the Company's Common Stock, to the extent that a market develops for the shares of the Company's Common Stock at all, of which there can be no assurance, will likely appear in what is customarily known as the "pink sheets" or on the NASD Bulletin Board, which may limit the marketability and liquidity of the shares of the Company's Common Stock. Thus, stockholders may find it difficult to sell their shares. To date, neither the Company nor anyone acting on its behalf has taken any affirmative steps to request or encourage any broker/dealer to act as a market maker for the Company's Common Stock. Further, there have been no discussions or understandings, preliminary or otherwise, between the Company or anyone acting on its behalf and any market maker regarding the participation of any such market maker in the future trading market, if any, for the Company's Common Stock.

      Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" to, or affect the purchase of a penny stock by, any person unless:

      (a)   such sale or purchase is exempt from Rule 15g-9;

      (b) prior to the transaction the broker or dealer has (1) approved the person's account for transactions in penny stocks in accordance with Rule 15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

      (c) the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

      The United States Securities and Exchange Commission (the "Commission") adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least US$2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least US$5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least US$6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of US$5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of the Company's Common Stock, assuming a market were to develop therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's Common Stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's Common Stock and the ability of stockholders to sell their securities in the secondary market.

      Moreover, the Company's shares may only be sold or transferred by its stockholders in those jurisdictions in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

Assuming a market for the Company's Common Stock was to develop, resales of issued and outstanding restricted stock pursuant to Rule 144 may adversely affect the price of the Company's common stock.

      There are presently issued and outstanding 15,240,302 shares and an additional 3,000,000 shares reserved for issuance upon the exercise of 2,366,000 options; all but 429,868 of which, are "restricted securities" as that term is defined under the Securities Act of 1933, as amended (the "Act"), and in the future may be sold in compliance with Rule 144 of the Act, pursuant to an a Registration Statement filed under the Act, or other applicable exemptions from registration thereunder. Rule 144 provides, in essence, that a person holding restricted securities for a period of one year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to one percent of the Company's outstanding Common Stock every three months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information is deemed available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of the Company and who has satisfied a two-year holding period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a Registration Statement filed under the Act, might have a depressive effect on the market price of the Company's Common Stock in any market that may develop for such shares.

Since the Company is a Canadian corporation it may be difficult for US shareholders to effect service of process or to enforce judgments obtained in the US.

      The Company is a Canadian corporation. All of its directors and officers are residents of jurisdictions other than the United States and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, and/or such directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of any of the Company, or such directors or officers, under the United States federal securities laws. The Company has been advised by its Canadian counsel that there is substantial doubt as to whether Canadian courts would (i) enforce judgments of the United States courts of competent jurisdiction obtained against the Company, or such directors or officers, predicated upon the civil liabilities provisions of such securities laws, or
(ii) impose liabilities in original actions against the Company or its directors or officers predicated solely upon such securities laws. Accordingly, United States shareholders may be forced to bring actions against the Company and its directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors or officers. Subject to necessary registration under applicable provincial corporate statutes in the case of a corporate shareholder, Canadian courts do not restrict the ability of non-resident persons to sue in their courts.

The Company's profitability may be affected by currency risk.

      The Company is exposed to currency risk as some of its accounts payable are denominated in currencies other than the Canadian dollar.

      The Company earns revenue and incurs operating expenses predominantly in Canadian dollars. Unfavorable changes in the applicable exchange rates may result in a decrease or increase in foreign exchange gain or loss.

      The Company does not use derivatives to reduce its exposure to foreign currency risk.

The Company's profitability may be affected by interest rate risks.

      The Company's bank indebtedness bears floating interest rates. This exposes the Company to the risk of changing interest rates that may have a detrimental affect on its earnings in future periods.

The Company's profitability may be affected by credit risks.

      Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor's payment history and performance, credit insurance, geographic diversification, obtaining security where appropriate, and credit insurance policy coverage.

The Company's profitability may be affected by commodity price sensitivity.

      The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for gold and diamonds. In the past, gold and diamond prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply and demand for gold and diamonds, market uncertainty and a variety of additional factors that are beyond the control of the Company. The Company does not engage in any hedging activities.

ITEM 4. INFORMATION ON THE COMPANY

A.    History, development and organizational structure of the Company.

Corporate Structure

      Allura International Inc. (the "Company" or "Allura") was incorporated on April 13, 1988 under the laws of Canada under the name "IBB International Bullion and Metal Brokers (Canada) Limited." The Company changed its name to "Allura International Inc." on April 1, 1999 and simultaneously effected a corporate restructuring (the "Restructuring") by selling and transferring all of its assets, other than its 50% interest in Allura Diamonds Limited, a Canadian corporation ("ADL") to IBB International (Canada) Ltd., a Canadian corporation ("IBB") in exchange for shares of the capital stock of IBB. IBB was newly formed for the purpose of affecting the Restructuring and as a result of the Restructuring, became a wholly owned subsidiary of the Company. At the same time, the Company acquired the balance of the issued and outstanding shares of capital stock of ADL in exchange for 250,000 shares of the Company's common stock. During May 2000, the Company incorporated a new company, Bygo Inc. ("Bygo"). Collectively, IBB and ADL are referred to as the "Jewellery Division", and together with Bygo, as the "Subsidiaries," and together with the Company, as the "Allura Group."

      The Company, through the Jewellery Division, is primarily in the business of wholesaling gold, sterling silver and diamond jewelry in Canada. Its customer base is comprised of large national chains as well as independent retailers. During 2000, the company incorporated a wholly owned subsidiary Bygo. Bygo currently has business-to-business and business-to-consumer Internet commerce sites. Since its inception, Bygo has earned minimal revenues as it has primarily devoted its efforts and resources to develop the software and hardware necessary to execute its business plan. Bygo operates as an on-line e-commerce facilitator of jewellery, paper goods and giftware distribution.

      The Company's head-office is located at 1555 West 8th Avenue, Vancouver, B.C., V6J 1T5. Its telephone number is (604) 683-5700, and its fax number is
(604) 683-5979. IBB and Bygo operate out of the Vancouver facility, however ADL has its principal office in Halifax at Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6. The telephone number for ADL is (902) 457-7654 and the fax number is (902) 443-8414.

Business History

      The Company was initially formed to import European jewelry into Canada. The objective of the Company has been to be a specialized supplier of gold, silver and diamond jewelry within the following principal sectors:

                                Department stores

                               Catalogue retailers

                                 Mass merchants

                                Major discounters

                             Major jewelry retailers

                           Independent jewelry stores

B.    Business Overview

Current Operations

      The Company conducts its jewelry wholesaling operations through the Jewelry Division, and conducts its e-commerce business through Bygo.

      The Company's mass marketing jewelry operations are conducted through IBB, while ADL's primary focus is the diamond and other precious and semi precious independent jewelry sector.

The Activities of IBB

      As the "average" Canadian gold importer will normally only buy what is available from the manufacturers, IBB believes that it is different, in that it has most of its products manufactured distinctly to its own specifications. IBB has created a niche for its products through innovative selling and display techniques and through the use of trade marked names, such as "Tuscany Gold(TM)", "Tuscany Silver(TM)" and "Earresistables(TM)". The range of products that IBB sells consists mainly of chains, bracelets, bangles, and earrings in 10, 14 and 18 karat gold. IBB also markets silver jewelry to major retailers and jewelry chains.

      IBB's sales are divided approximately 87% to major retail and jewelry store chains and 13% to independent jewelry stores. IBB has created a strong and resourceful management team and continues to invest more to develop and improve on management information systems and computer equipment. This strategy has built a strong management infrastructure, which is ready to handle possible expansion throughout the North American markets.

The Activities of ADL

      ADL was established in 1994 to market finished diamond jewelry and loose diamonds. ADL currently specializes in finer diamond jewelry.

      ADL sales are divided approximately 22% to major retail and jewelry store chains and 78% to independent jewelry stores. ADL's lower priced diamond jewelry is marketed through IBB. In 2002, ADL incorporated the "Canadian Diamonds" into its range of products.

The Activities of Bygo

      Bygo was established in May 2000 to operate Allura's Internet Commerce business which comprises of a business-to-business and business-to-consumer e-commerce service. Bygo's e-commerce business provides a catalog based web site for suppliers in the jewelry and giftware industry to facilitate online business transactions.

      Since its inception, Bygo has earned minimal revenues by primarily devoting its efforts and resources to develop the software and hardware necessary to execute its business plan. Bygo operates as an on-line e-commerce facilitator of jewellery, paper goods and giftware distribution.

The Allura Group

      The Allura Group offers its customers a large selection of jewelry styles, consistent product quality, prompt delivery of product orders and provides a wide range of specialized services. The Company's retail customers include The Hudson Bay Company, Wal-Mart (Canada) Inc., Zellers Inc., Sears Canada Ltd., Ben Moss Jewellers and Charm Diamond Centres. These customers are among the Company's largest customers, accounting for approximately 58% of the Company's net sales in fiscal 2003, 56% in fiscal 2002 and 56% in fiscal 2001. They are representative of the customers to which the Jewellery Division's marketing efforts are directed. The Company continues to expand its customer base.

      While the Allura Group focused its primary marketing efforts on a relatively small number of retailers, in fiscal 2003, sales were made to approximately 500 customers, with no single customer accounting for more than approximately 17% of net sales. The Company's five largest customers accounted for approximately 53% of sales in fiscal 2003, 50% in fiscal 2002 and 52% in fiscal 2001.

      The Company does not have any long-term contractual arrangements with any of its customers; and any of its customers may purchase similar products from the Company's competitors.

Marketing Philosophy

      In implementing its business stratgy, the Company originally introduced the idea of "concept selling," whereby a group of products, effectively a collection of jewelry, could be offered to a customer as a complete concept, including a full merchandise package. With a master assortment in place, the Allura Group, through discussions with the customers regarding their respective market demographics and prior marketing successes and failures, is able to tailor a unique collection of merchandise to suit the individual needs of each customer. As the customer's individualized collection is assembled, the Company's professional team of experts develops innovative displays together with complementing marketing material that will assist the retailer to execute its sales plan. The Allura Group's staff follow up with telephonic and in persons conferences and discussions, fine tuning and refining the program on a continuing basis to ensure an ongoing positive relationship with customers.

Industry Background

Gold Jewelry

      According to the World Gold Council, retail sales of karat gold jewelry in North America for 2001 were US$ 15.6 billion. Dollar sales in 2001 increased by 2.0% from US$15.3 billion in 2000, while unit volume grew by 4.2% from 190.9 million in 2000 to 199.0 million in 2001. Gold jewelry sales have achieved a five year growth rate of 27% in retail dollars and over 37% in unit volume.

      In 2001, traditional retail stores led industry performance in both dollar sales and unit volume for the year. During the same period, discount stores saw stronger growth in unit volume when compared to 2000, up 5.4%, while department stores posted a moderate decline in dollar sales down 0.8% in 2001. Non-store retail such as direct mail catalogue and TV shopping posted healthy growth both in dollar sales and unit volume, up 5.5% and 5.2% respectively.

      There has been an overall reduction of 10% in the average retail price paid for karat jewellery in the last eight years. This lower average price has provided a competitive opportunity for gold versus other jewellery products, making it more affordable to a broader base of consumers. One further noticeable retail trend is the shift to higher karatage gold jewelry.

      In the United States, retail dollar sales of gold jewelry through outlets including non-store retail have seen a 45.7% growth in dollar terms between 1993 and 2001, from US$10.7 billion to US$15.6. In 2001, this growth was led by earrings with increases of 4% in dollar sales and 10% in unit volume. Wedding ring sales also showed strong growth, up 5.4% in dollar terms and 5.3% in unit volume during 2001. While neck chains accounted for the highest total dollar sales, the category actually trailed overall jewelry growth for the fourth consecutive year. For the third year in a row, earrings posted double-digit growth on a unit volume basis. Neck chains and earrings combined to generate 61% of the unit volume sold in 2001.

      For the fourth year in a row the overall average retail price of gold jewelry declined. In 2001 the drop was by 2.1% from US$80 to US$78. In terms of price decline earrings posted the largest percentage reduction by an average of 5.3%, followed by other rings at 2.8% and neck chains at 2.4%.

      In 2001 traditional jewelry stores maintained their dominant share of the gold retail dollar sales in the U.S with a 49% share, followed by discount stores with 22%. In terms of market share, non-retail stores posted the highest growth rate while discount stores experienced a slowdown.

      The gold jewelry industry in North America is highly fragmented and at the manufacturing and wholesale distribution levels, is characterized by large numbers of small to medium sized, privately owned companies. As seen above, retail jewelry chains and small independent jewelers make the majority of retail sales. In the past few years, alternative distribution channels such as mass merchandisers, discount stores, warehouse clubs and home shopping networks have captured increased market share by offering discounted prices. Other significant distribution channels include catalogue showrooms and department stores. With the emergence of increased consumer use of computer technology, there is a further retail outlet sector, namely "the internet" which to date has not been tracked by market audit but which shows increased potential for high sales growth.

Diamonds

      According to the Diamond Promotion Service (marketing section), U.S. retail diamond jewelry sales in 2000 increased 6% to US$26.3 billion from US$24.9 billion in 1999, while in 2001 sales declined by 1% to US$26.1 billion.

      The average price paid for a diamond engagement ring in the U.S.A during 2001 was US$2,400.

      Diamond jewelry sales in Canada reached CAD$1.132 billion in 2000, reflecting six consecutive years of growth. Canada was the ninth largest market by retail value in the world. The largest growth areas in terms of category were the diamond line bracelet, which was up 39%, and the trinity diamond engagement ring, which experienced a 28% rise.

      In the diamond engagement ring category Canadian retail sales rose by 15% in 1999, the millennium year and by 11% in 2000. The dollar value of diamond engagement ring sales was up over 8%. The average size of stone bought was 47 points. The average price paid for a solitaire was CAD$3,300 while in the non-solitaire category the figure was CAD$2,900. In the non-ring category, the average total stone size purchased was 28 points.

Internet Business to Business and Business to Consumer

      Bygo provides a turnkey service for wholesale suppliers and retailers of jewelry, giftware, and related product categories. Suppliers will outsource catalogue creation, order transmission, purchasing facilitation and associated services to Bygo. This centralization of services will enable suppliers and retailers, who may not otherwise have the capacity to do so, to participate in the Internet marketplace and take advantage of the potential benefits offered by e-commerce.

Business Strategy

      The Company expects that its market share of the business generated by large jewelry retailers will continue to trend upwards as manufacturers and distributors with the size and sophistication to satisfy the specialized service needs of these large retailers become increasingly in demand. The specialized services required by these retailers include bar coding, individualized packaging, "drop-shipping" to individual locations and the ability to participate in electronic data interchange ("EDI") programs. The Company believes these services are not available from all suppliers within the industry. Currently, the Company has the capability and resources to provide such services and have done so for customers that have requested for such services.

      The Company believes that in the increasingly competitive environment in which it operates, the ability to provide specialized customer services, deliver product in a timely fashion and offer a broad line of moderately priced products with a perceived high value will become increasingly important marketing factors. The Company has formulated a business strategy that it believes will enable it to take advantage of these developing trends in the jewelry industry. Further, the Company believes that its business strategy will allow it to leverage the expertise and customer base it has established in the Canadian market to create future sales in the much larger markets of the United States.

      The Company believes that the most important elements of its business strategy are:

      Focused Customer Base. While the Company has developed a broad customer base, the Company targets its marketing efforts towards large retailers, such as mass merchandisers, department stores, jewelry retail chains, and other major discount stores. These customers typically require a high level of service, and the Company seeks to build long-term relationships by making it convenient and cost-effective for these customers to rely on the Company for essential services such as product design, inventory control and on time delivery.

      Customer Service. The Company offers prompt and reliable order fulfillment and a wide range of specialized services, including individualized packaging of jewelry products, price-tagging, bar coding, delivery to individual customer locations and computer generated reports which aid customers in inventory control, purchasing decisions and the identification of market trends. The Company has also participated in EDI programs with certain customers. The Company believes these specialized services, which are particularly important in marketing to large retailers, enhance the Company's ability to attract and retain customers and serve to differentiate the Company from many of its competitors.

      Successful Product Line Diversification. The Allura Group offers its customers a large selection of jewelry styles and range of products that include precious and semi precious stones, gold jewelry and silver jewelry.

      Product Diversity, Innovation and Value Pricing. The Company seeks to provide its customers with a full line of high quality gold jewelry products that incorporate traditional styles and designs. While the Company regularly updates its product lines and offers new products, it seeks to avoid designs incorporating fashion trends that are expected to have short life cycles. The Company currently offers approximately 1,400 styles of chains, earrings, bracelets and rings. The Company's products are moderately priced, with the majority of its products retailing at prices between $30 and $800, and the relatively more expensive product line offered by ADL are intended to appeal to consumers who are value-conscious as well as fashion-conscious. IBB has made inroads into the silver jewelry market by securing programs with various customers. The Company currently offers approximately 175 styles of silver product. A principal focus of the Company's design program is to maximize the perceived value of the Company's products through design and manufacturing innovations that enhance the appearance of its jewelry without corresponding increases in product costs. The Company also works closely with major customers to develop products, which are sold exclusively by those customers.

      Internet Operations. The Company currently has two Internet web domain names registered for its jewelry operations, AlluraJewelry.com and ibbgold.com. Both sites are currently set up for e-commerce order facilitation using the Bygo web site. The Company has established an e-commerce solution that covers products in the jewelry, home wares, paper goods and giftware industries, which operates under bygo.net and bygo.com.

      The Company has reserved a number of domain names for use in its Internet operations including, but not limited to: bygo.com, bygo.net, bygo.ca, bygo.org, buygo.com, and bygo.biz.

Sales and Marketing

      The Company's sales and marketing operations are directed at retail stores of all types and sizes such as department stores, catalogue retailers, mass merchants, major discounters, major jewelry retailers and independent jewelry stores. The Company's retail customers include The Hudson Bay Company, Wal-Mart (Canada) Inc., Zellers Inc., Sears Canada Ltd., Ben Moss Jewellers and Charm Diamond Centres. These customers are among the Company's largest customers, accounting for approximately 58% of the Company's net sales in fiscal 2003, 56% in fiscal 2002 and 56% in fiscal 2001. They are representative of the customers to which the Jewellery Division's marketing efforts are directed. The Company continues to expand its customer base.

      The Company believes that providing exceptional customer services is a key element of its marketing program. The Company's marketing efforts emphasize its ability to fill orders in a prompt and reliable fashion. The Company maintains an extensive inventory of finished goods, which enable it to rapidly fill customer orders often within 24 hours of receipt. The Company believes many of its competitors manufacture products only upon the receipt of customer orders and generally has only a limited ability to fill orders from existing stock. The Company has worked hard to build its computer programs to help anticipate customers' needs.

      In addition to prompt and reliable order fulfillment, the Company offers a wide variety of customer support services designed to meet the individual needs of its customers. The Company targets large retailers who require a high level of service, and the Company seeks to build long-term relationships by making it convenient and cost-effective for customers to rely on the Company for essential services. For many of these customers, the Company prepackages, price-tags and bar codes individual pieces of jewelry and then ships an assortment of many prepackaged items to individual retail locations. Other services provided by the Company include advertising and merchandising support and, point of sale displays.

      The Company provides computer-generated reports analyzing the customers' sales and inventory levels by category, style and price point. These reports assist the Company and its customers to increase sales, manage inventory and project demand. The Company believes the reports are a valuable marketing tool, and a substantial portion of the efforts of the Company's marketing staff is devoted to the review and analysis of the reports with representatives of the Company's major retail customers. These discussions provide a basis for subsequent purchasing decisions by customers.

      Marketing of the Company's products is conducted through its offices in Vancouver and Halifax. The Company also has a staff in Toronto and five regional independent customer service representatives who market to retail customers. In addition, the Company's products are promoted through the use of the Internet, brochures and trade show exhibitions. The Company does not advertise its products directly to consumers.

      Prices charged to individual customers vary based on the services required by the customer and the customer's sales volume. Most sales are made under terms that require payment to the Company of the full purchase price within 90 days of the date of invoice. During the Christmas holiday season, payment terms for certain customers may be extended. The Company also makes sales on a consignment basis (transactions in which products are delivered to customers for more than 90 days under terms which permit the customer to defer paying for the products until they are sold to its customers and allows them to return any unsold product). The amount of consignment sales in the past three fiscal years was approximately $3.5 million per year.

      The Company accepts returns of products with defects in materials or workmanship. The Company also accepts returns of certain items, primarily from large retailers, in order to maintain customer goodwill and as part of promotional programs. Returns of products which are not defective, generally, are made as part of stock balancing transactions in which the returned products are replaced with products better suited to the customer's particular market needs.

      While the Company sold its products to approximately 500 customers in fiscal 2003, sales of the Company's five largest customers accounted for approximately 53% of sales in fiscal 2003 and 50% in fiscal 2002 and 52% in fiscal 2001. A specific breakdown of the Company's total revenues by segment of activity for each of the last three fiscal years are included in Note 15 to the Company's consolidated financial statements set forth herein in Item 17. All of the Company's active customers are Canadian except Zales Corporation.

Products

      The Company seeks to provide its customers with a full line of high quality 10, 14 and 18 karat gold, silver jewelry and diamond jewelry products that incorporate traditional styles and designs. While the Company regularly updates its product lines and offers new products, it seeks to avoid designs incorporating high fashion trends that are expected to have short life cycles. The Company currently offers approximately 1,400 styles of chains, earrings, bracelets and rings. The Company's products are moderately priced, with the majority of its gold products retailing at prices between $30 and $800 and are intended to appeal to consumers who are value-conscious as well as fashion-conscious. Through ADL, the Company sells items of relatively higher price points, which will extend to an average high of $2,500.

      The Company has an extensive selection of products to offer its customers. Some of these are available exclusively from the Company. These products include neckwear, chains, bracelets, bangles, earrings, rings, lockets, pendants and charms. At the same time, through ADL, the Company sells loose diamonds.

      The Company works closely with its manufacturers to put together some product ranges that are exclusive and often unique in design. The Company's marketing and merchandising staff work in partnership with major customers to develop products that are sold exclusively by the Company to those customers.

      The Company's product line includes approximately 840 karat gold, 250 diamond and colored stone and 175 sterling silver products that are a regular part of its product line. These products are traditionally designed diamond and colored stone set items, karat gold and sterling silver chains and other jewelry products for which there has been consistent demand. The Company continually strives to update the balance of its product line with innovative, new styles. New styles primarily are introduced at the beginning of each calendar year, and replace older styles whose performance has declined. The Company closely monitors sales of its new styles and promptly discontinues any style that fails to achieve desired sales levels.

      A principal goal of the Company's new product program is to optimize the perceived value of the Company's products through design and manufacturing innovations that enhance the appearance of the jewelry without incurring corresponding increases in product costs.

Service

      Bygo provides a turnkey service for suppliers of jewelry, giftware, paper goods, house wares and related product categories. Suppliers and retailers will outsource catalogue creation, order transmission, purchasing facilitation and associated services to Bygo. This centralization of services will enable suppliers and retailers, who may not otherwise have the capacity to do so, to participate in the Internet marketplace and take advantage of the potential benefits offered by e-commerce.

      Bygo's all-inclusive e-commerce service will allow suppliers (manufacturers, wholesalers, or distributors) to place their entire product range online in a comprehensive, professional, integrated catalogue, and assist them in selling their goods to their bricks-and-mortar retail customers. Services will be provided to all members of the distribution channel: manufacturers, suppliers, sales reps, and retailers.

Purchasing

      The Company purchases finished products from suppliers located principally in North America, the Middle East, the Far East and the European Economic Community ("EEC"). The principal items purchased by the Company through IBB are machine and handmade gold and silver chains; other gold and silver items purchased as finished goods include rings, bracelets, bangles, lockets, earrings, pendants and charms. The principal items purchased by the Company through ADL are loose diamond stones and finished goods, including rings, bracelets, pendants and earrings.

      The world's principal sourcing of rough diamonds is through De Beers Consolidated Mines, Limited ("De Beers"), a South African company. The continuing availability of diamonds to the jewelry industry is dependent, to some degree, on a continuous supply from De Beers. While several other countries are major suppliers of diamonds, in the event of an interruption of supply from South Africa, the jewelry industry, as a whole, could be adversely affected, which could impact the supply of diamonds to the Company.

      During fiscal 2003, the Company purchased jewellery products from approximately 125 suppliers. The largest supplier accounted for approximately 16% of the Company's total purchases, and the five largest suppliers accounted for approximately 43%.

      Although a substantial portion of the Company's purchases are concentrated within a relatively small number of suppliers, the Company does not believe the loss of any one supplier would have a material adverse effect on its business. Alternative sources of supply for the finished goods purchased by the Company are available. The Company has no long-term contractual relationship with any of its suppliers.

      In order to maintain consistent product quality, the Company carefully selects its suppliers and continually monitors the quality of their performance. The Company has strict internal control procedures of all jewelry from inspecting all materials sent and received from outside suppliers, monitoring the location and status of all inventory to ensuring government rules and regulations are followed through the entire purchasing and receiving process. A complete physical inventory of gold, silver and gemstones is taken at the Company's distribution and administrative facilities on an annual basis.

      The Company does not presently engage in hedging when purchasing gold, silver or diamonds. The Company believes the risk of price fluctuations can be mitigated by changes in the prices the Company charges its customers and in the nature of its contracts negotiated with its largest customers. Increases in the price of diamonds, silver or gold, however, could adversely affect the profit of the company. A decrease in the price of gold, silver or diamonds could also have an adverse affect in the valuation of the Company's inventories.

Competition

      The jewelry industry in North America is highly fragmented and characterized by a large number of small to medium-sized manufacturers, wholesalers and distributors. The Company's business is highly competitive, and the Company's competitors include domestic and foreign jewelry manufacturers, wholesalers and importers who may operate on a national, regional or local scale.

      The Company believes that competition is based primarily on product availability, timeliness of shipment, customer service, product quality, design and price. The diverse distribution channels through which the Company markets its products frequently involve different competitive factors. The ability to provide specialized services is a particularly important competitive factor in sales to certain large retailers such as mass merchandisers, discount stores and catalogue retailers. Product availability and the ability to offer consistent product quality at competitive prices tend to be the key competitive factors to key customers that the Company serves. Some of the Company's competitors may specialize in sales to particular distribution channels and may have relationships with customers in those distribution channels that make competition by the Company more difficult. The Company believes that the trend towards consolidation at the retail level in the jewelry industry will increase the level of competition in the markets in which the Company competes.

      The Company believes its primary competitors for IBB to include PAJ Canada (Canada and USA), Michael Anthony (Canada and USA), Chateau D'Argent (Canada), R & B Manufacturing (Canada and USA) and Etruscan Jewelry (Canada and USA) and for ADL to include Corona (Canada and USA), Master Design (Canada and USA), A & A Jewel Star (Canada and USA), J.S.N (Canada and USA) and Libman (Canada and USA).

Insurance

      The Company maintains primarily all-risk insurance, with limits normally in excess of the Company's current inventory levels, to cover loss and damage caused by fire and/or theft of inventory located at the Company's facilities and insurance on goods in transit. The Company also maintains insurance covering loss and damage caused by fire and/or theft of inventory located at the premises of suppliers and while in the possession of its sales representatives. While the amount of available coverage generally is in excess of the value held by a particular supplier or sales representative, at times the amount of value held by a supplier may temporarily exceed the amount of available coverage. These temporary differences between the amount of available coverage and the value held have not been material to the Company's financial condition or results of operations. The Company has fidelity insurance, which provides a level of coverage against theft or embezzlement by employees of the Company. The Company has an insurance policy to cover liability against its directors and officers. Additionally, the Company carries credit insurance, which covers most of the independent and major customer receivables.

Trademarks

      The Company maintains certain Canadian and US registered trademarks. The level of protection available to the Company for proprietary designs varies depending on a number of factors, including the degree of originality and the distinctiveness of the designs. No assurance can be given that the Company's patent, copyrights and other proprietary rights will preclude competitors from developing substantially equivalent products.

      IBB uses trademarks in the sale of some of its products to further create an exclusive identity for its customers. The following are some of the Canadian registered trademarks used: Little Loves Gold Jewellery(TM), Golden Moments(TM), Earresistables(TM), Tuscany Gold Collection(TM), and Tuscany Silver(TM).

      The Company has registered the trademark name bygo.com for its exclusive use in Canada: BYGO.COM. The Company is in the process of registering the following trademark name for its exclusive use in the USA: BYGO.COM. Additionally, the Company has registered the following trademark names for its exclusive use in the USA: BYGO and BYGO.NET.

      The Company does not have, nor does it rely on patents to establish or protect its market position. However, the Company has filed for a patent on its e-commerce web design.

Employees

      At March 31, 2003, the Company employed twenty-six persons on a full time basis. As at August 31, 2003, there were twenty-seven persons employed on a full time basis. As at August 31, 2003, there are ten employees in finance and administration, seven in sales and merchandising, and ten in inventory warehouse. Four employees are employed in the Halifax office, one is employed in Toronto, and twenty-two are employed in the Vancouver office. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

Governmental Regulation

      The tax laws of the Federal Government of Canada and the Provinces of British Columbia and Nova Scotia govern the Company. Specifically, it is bound by income, custom and excise tax rules and regulations regarding customs, all of which are regulated by the federal government of Canada. In addition, the Company is subject to the sales tax and employment laws of the Provinces of British Columbia, Ontario and Nova Scotia. Changes in the tax rates governed by these authorities may have a significant impact on the cash flows of the Company.

      The Company is also required to comply with the reporting requirements under the Canadian Securities Laws and the reporting requirements for foreign issuers under the securities laws of the United States regulated by the Securities and Exchange Commission.

C.    Property, plants and equipment.

Real Property

      The Company operates from leased premises in Vancouver and Halifax. The Company's Vancouver office is located on 1555 West 8th Avenue, Vancouver, B.C., V6J 1T5, Canada and the Halifax office is located on Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6, Canada.

      The Vancouver premises cover 8,557 square feet and give the Company a self-contained headquarters building from which to operate. The premises have an underground parking garage. The premises are leased from a partnership of which Jeremy Bowman, the Company's President and a stockholder who has significant influence on operations, is a partner. The Company believes that the terms of the lease are as favorable as those that could be obtained from an unaffiliated third party. The Company leases the Vancouver premise for $9,400 per month plus expenses.

      On May 27th, 2002, the Company leased an office in Halifax on a five year fixed term starting July 1st, 2002 at $1,100 per month plus applicable taxes. The Halifax lease has a 90-day cancellation provision for the benefit of ADL only. The premises are leased on commercially agreed terms, from Torrington Bay Investments Limited, in which Tom Weckman, the President of ADL, has an interest. The Company believes the terms of this lease are as favorable as could have been obtained from unaffiliated third parties. The premises in Halifax are located at Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6 and contain 1,136 square feet of office space.

      The Company believes that its current premises are adequate for the Company's current operating level and presently foreseeable growth.

Equipment

      The Company also owns a variety of office equipment consisting of computers, photocopiers and other office equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      This discussion should be read in conjunction with the audited consolidated financial statements of the Company and related notes thereto included herein.

A.    Operating Results

Fiscal 2003 v. Fiscal 2002

      Sales for the fiscal year ended March 31, 2003 ("Fiscal 2003") were $17,613,486 compared to $15,220,387 for the fiscal year ended March 31, 2002 ("Fiscal 2002"), an increase of $2,393,099 or 15.72%. The Fiscal 2003 sales increase was primarily a result of:

      o addition of a few mid-size customers that generated large initial buys,

      o expansion of an existing major customers programs and introduction of such programs into additional stores of the customer, and

      o no large inventory balancing provided to customers as in the previous year.

      Cost of sales for Fiscal 2003 was $13,007,581 with a gross margin of 26.2% compared to $11,646,540 with a gross margin of 23.5% for Fiscal 2002. The increase in cost of sales of $1,361,041 or 11.68% was a result of increased sales in Fiscal 2003. Gross margin percentage for the current year has improved from the prior year. In Fiscal 2002, certain inventories were written down to net realizable value due to a major customer's stock balancing, as described below in Fiscal 2002 v. Fiscal 2001; there were no similar write downs in inventory in Fiscal 2003 as there were no significant customer stock balancing transactions during the year. In addition, gross margin percentage improved as a result of increase in gold price and the realization of currency gains. The current year's gross margin is more consistent with gross margins enjoyed in Fiscal 2001 and Fiscal 2000 as described in sections below.

      General administrative costs decreased by 4.63% or $114,910 from $2,484,142 in Fiscal 2002 to $2,369,232 in Fiscal 2003. The changes were primarily a result of:

      o Salaries and wages: The decrease of 6.13% or $99,608 in salaries and wages was due to the normal attrition of staff. These positions were either not replaced immediately or restructured to address the changing needs of the Company. The restructure allowed the Company to change the level of personnel required, along with a corresponding decrease in the remuneration offered. In addition, a salaried sales manager resigned and was replaced with an independent sales representative who earned commission rather than a salary.

      o Legal and accounting fees: The company spent $80,960 in accounting and legal fees in Fiscal 2003 compared to $134,850 in the prior year. This $53,890 or 39.9% savings was primarily due to the settlement and finalization of the Bygo arbitration proceedings in May 2003. The settlement avoided additional legal costs during the year.

      o Automobile: During the year, a salaried sales manager resigned from the Company. His position required regular traveling for which the Company paid mileage for kilometers traveled. The sales position was replaced with an independent sales representative for which the Company was not required to cover traveling expenses. Automobile costs reduced $18,468 from prior year.

      o Insurance fees: The increase in insurance fees by 38.9% or $54,362 from $139,567 to $193,929 reflects the cost of insuring greater sales volumes and the elevated insurance premiums rates which are reflective of general market changes during the year.

      o Travel Expenses: In Fiscal 2003 $34,072 was paid out in travel expenses compared to $63,261 in Fiscal 2002. This 46.1% decrease was due to the departure of the sales manager referred to above. In addition, another sales manager was not replaced when she was on maternity leave during the year; the position was covered with existing staff. This resulted in significant reductions in traveling costs to visit customers and attending trade shows.

      Selling and delivery expenses increased 4.89% to $1,163,388 in Fiscal 2003 from $1,109,066 in the prior year, as a result of:

      o Freight and Shipping: Freight and shipping costs increased by 14.02% to $197,501 from $173,214 in the prior year primarily as a result of the increase in shipments to fulfill increased sales orders during the year.

      o Sales Commission: Commission increased by 66.24% or $85,175 from $128,580 in Fiscal 2002 to $213,755 in Fiscal 2003 primary as a result of using an independent sales representative, who earned commissions rather than salary, to replaced a sales manager who resigned.

      Interest and bank charges for Fiscal 2003 decreased by 7.45% to $459,939 when compared to the Fiscal 2002 figure of $496,989. The decrease in interest charges is from the reduction in bank indebtedness and the benefit from continuing low interest rates during the year; the average prime rate decreased from 5.0% to 4.4% during the year. During Fiscal 2003 the average carrying values of bank loans with HSBC Bank Canada ("HSBC") of $6,825,000 decreased $104,000 from $6,929,000 in the corresponding period last year.

      Earnings before tax in Fiscal 2003 made a turnaround from a loss of $1,056,605 in Fiscal 2002 to a profit of $546,320. This 151.71% change was substantially due to increase in operating income from sales and gross margin increases, as described above and from the reduction in administrative costs as described above. In addition, the settlement of the dispute related to the e-Commerce business avoided additional costs during the year. These costs previously incurred in Fiscal 2002, and as disclosed in the financial statements, were not repeated in Fiscal 2003.

      Tax expense is determined by entity-based results and as such, the Company's tax consists of corporate income taxes resulting from profitable operations in IBB and ADL. Allura's and Bygo's e-commerce start-up costs have created losses that may be used in future periods to reduce taxable income. As disclosed in note 10 to the Company's consolidated financial statements, the tax benefit of these losses has been offset by a valuation allowance of the same amount due to the uncertainty of their realization.

      Net earnings for the year of $404,584 is an increase of $1,441,730 over last year's net loss of $1,037,146.

Fiscal 2002 v. Fiscal 2001

      Sales for the fiscal year ended March 31, 2002 ("Fiscal 2002") were $15,220,387 compared to $15,934,093 for the fiscal year ended March 31, 2001 ("Fiscal 2001"), a decrease of $713,706 or 4.5%. The Fiscal 2002 sales decrease was primarily a result of:

      o Inventory balancing provided to a major customer in order to facilitate the future expansion of their current program and

      o A general slowdown in independent customers business during the year which reflects current economic conditions.

      Cost of sales for Fiscal 2002 was $11,646,540 with a gross margin of 23.5% compared to $11,735,252 with a gross margin of 26.4% for Fiscal 2001. The decrease in cost of sales of $88,712 or 0.8%, was due to decreased sales in Fiscal 2002. The decrease in gross margin is primarily a result of the write down of inventories from a customer stock balancing to net realizable value. The value of inventory written down was approximately $482,000.

      General and administrative costs decreased by 12.1% in Fiscal 2002 from $2,827,489 to $2,484,142 primarily as a result of:

      o Bad debt: The Company's bad debt expenses were significantly reduced from $114,513 to $32,267, a reduction of $82,246 or 71.8%. During
            Fiscal 2001, a few large independent customers defaulted on their receivables. In Fiscal 2002, the Company has mitigated the risks of further lost by insuring its receivables. The cost of the insurance coverage is included in insurances expenses and approximates $70,000.

      o Legal and accounting fees: The Company spent $324,342 in accounting and legal fees in Fiscal 2001 as compared to $134,850 in Fiscal 2002. This decrease of $189,492 or 58% is mainly due to a reduction of costs associated with the Bygo arbitration proceedings started in the prior year.

      o Management fee: In fiscal 2001 $12,600 was paid in fees. In fiscal 2002 no fee was paid.

      o Consulting fees: There was a reduction in consulting fees of $31,075 or 26% from $119,315 in fiscal 2001 to $88,240 in fiscal 2002 due to a decrease in the requirement for consultation previously associated with the startup of Bygo.

      o Office and miscellaneous: There was a reduction in general office expenses of $76,143 or 36% from $209,766 in fiscal 2001 to $133,623 in fiscal 2002. The decrease is mainly due to a staff reduction from nine to three in the e-commerce division at the end of the prior year and startup costs of Bygo not repeated during the year.

      o Travel expenses: These expenses reduced 36% from $99,187 in 2001 to $63,261 in 2002 due to the down sizing of the sales and marketing division of Bygo.

      Interest and other finance charges decreased by $171,753 or 25.7% in Fiscal 2002 from $668,742 to $496,989 predominantly due to a reduction in interest rates. Interest rates paid averaged 5.8% vs 8.2% in fiscal 2001. During Fiscal 2002, the Company's average carrying value of bank loans with HSBC Bank Canada ("HSBC") of approximately $6,929,000 increased by $463,000 from $6,466,000. As at March 31, 2002, the carry value of bank loans was $7,459,704, an increase of $852,239 or 13%.

      Selling and delivery cost decreased by $122,212 from $1,231,278 to $1,109,066 or 9.9%. The decrease in selling and delivery is primarily result of:

      o Marketing and selling cost: In Fiscal 2002 there was a 19% or $55,710 decrease in the marketing costs as compared to Fiscal 2001. This is mainly due to reduced expenses in Bygo as a result of delayed completion of the web site.

      o Sales commission: Sales commission costs for Fiscal 2002 decreased by $62,084 or 33% as a result of the Company changing one of its sales representatives from a commissionable representative to a independent sales consultant. It should be noted that this reduction in cost is offset by an increase in consulting fees.

      Operating results before tax for the Company changed from a net loss of $598,221 in Fiscal 2001 to a net loss of $1,056,605 in Fiscal 2002. The Company's increased loss of $458,384 in Fiscal 2002 is attributed to decrease in sales, a write down of inventory to net realizable value, a write down of software development costs to recoverable value and other reasons detailed above.

      Tax expense is determined by entity-based results and as such, the Company's tax consists of corporate income taxes resulting from profitable operations in ADL. Allura's e-commerce start-up costs have created losses that may be used in future periods to reduce taxable income. As disclosed in note 11 to the Company's consolidated financial statements, the tax benefit of these losses has been offset by a valuation allowance of the same amount due to the uncertainty of their realization.

      Net loss for the year is $1,037,146 compared to a net loss of $583,992 in Fiscal 2001, an increase in losses of $453,154.

Fiscal 2001 v. Fiscal 2000

      Sales for the fiscal year ended March 31, 2001 ("Fiscal 2001") were $15,934,093 compared to $15,716,965 for the fiscal year ended March 31, 2000 ("Fiscal 2000"), an increase of $217,128 or 1.4%. The Fiscal 2001 sales increase was primarily a result of:

      o Increase in marketing and promotion efforts targeted to increase volume,

      o     Expansion of programs in certain major customers, and

      o     Focus on development and marketing of the Company's product lines.

      Cost of sales for Fiscal 2001 were $11,735,252 with a gross margin of 26.4% compared to $11,491,262 with a gross margin of 26.9% for Fiscal 2000. The increase in cost of sales of $243,990 or 2% was due to increased sales in Fiscal 2001.

      General and administrative costs increased by 34% in Fiscal 2001 from $2,103,189 to $2,827,489 primarily as a result of:

      o Bad debt: The Company's bad debt expenses of $114,513, increased by $89,342 or 355% in Fiscal 2001. The increase in bad debt expense was to provide an allowance for uncollectible accounts receivables from customers. In addition, $27,773 was written off to reconcile accounts with customers.

      o Management fees: Management fees expenses decreased by 89% to $12,600 in Fiscal 2001 from $111,344 in Fiscal 2000. The decrease in management fees resulted from the decrease in services from a company controlled by a shareholder of the Company and the employment of Tom Weckman in ADL. Prior to Fiscal 2001, Tom Weckman was providing management services to the Company as a consultant.

      o Legal and accounting fees: The Company spent $324,342 in accounting and legal fees in Fiscal 2001 as compared to $194,801 in Fiscal 2000. This increase of $129,541 or 66% is attributable to a general increase in legal and accounting fees associated with expansion of the Allura Group, the cost of arbitration and other legal matters relating to the development of Bygo's web site, and outsourcing for accounting assistance in completing the various projects of re-organizing and corporate and other regulatory filings.

      o Office and miscellaneous: The company spent $209,766 in office and miscellaneous expenses compared to $120,715 in Fiscal 2000. This increase of $89,051 or 74% is attributable to the increase in the average number of employees during the fiscal year, increase in computer supplies and general maintenance cost, and the move of IBB's premises.

      o Rent fees: The Company spent $171,846 in rent expenses compared to $99,146 in Fiscal 2000. This increase of $72,700 or 73% is attributable to the Company's move to new premises. The new premises are larger than the Company's previous location to accommodate the increase in staff of the Company and the addition of Bygo.

      o Salaries and wages: The company spent $1,619,551 in salaries and wages compared to $1,230,076 in Fiscal 2000. This increase of $389,475 or 32% is attributable to increase in employees during the year, the addition of Bygo and the increase in cost of benefits.

      Interest and other finance charges increased by $147,355 or 28% in Fiscal 2001 from $521,387 to $668,742. During Fiscal 2001, the Company's average carrying value of bank loans with HSBC Bank Canada ("HSBC") increased by $1,098,103. As at March 31, 2001, the carry value of bank loans was $6,607,465, an increase of $272,835 or 4%. Combined with an increase in average prime rate from 6.4% to 7.3%, the Company's financing cost through HSBC increased. Additionally, the Company paid $11,000 to International Bullion and Metal Brokers (London) Limited, a company controlled by International Bullion and Metal Brokers Ltd., a shareholder in Allura for bridge financing during the year and also paid approximately $25,400 to various suppliers to finance extended supply payment terms.

      Selling and delivery cost decreased by $419,150 from $1,650,428 to $1,231,278 (restated from prior year to conform to current year's financial statements) or 25%. The decrease in selling and delivery is primarily result of:

      o Marketing and selling cost: In Fiscal 2001 there was a 54% decrease in the marking costs as compared to Fiscal 2000. In Fiscal 2000, the Company paid $230,000 to conduct a feasibility of providing a web-based solution to the jewellery and giftware industry. The Company did not incur a similar expense in Fiscal 2001. In addition, the Company participated in fewer retail sales catalogues during Fiscal 2001.

      o Freight and shipping: Freight and shipping costs decreased by $47,929 in Fiscal 2001 as a result of reduced regular deliveries to large accounts and the decrease in sales to independent retailers.

      o Sales commission: Sales commission costs for Fiscal 2001 decreased by $93,126 or 33% as a result of the Company employing one of its sales representatives as a full time staff member and the reduction in sales earned by commission sales representatives.

      Operating results before tax for the Company changed from a net loss of $155,516 in Fiscal 2000 to a net loss of $598,221 in Fiscal 2001. The Company's loss in Fiscal 2001 is attributed to the increase in expenses as discussed above, particularly the additional costs associated with the Company's e-commerce ventures.

      Tax expense is determined by entity-based results and as such, the Company's tax consists of corporate income taxes resulting from profitable operations in IBB and ADL. Allura's e-commerce start-up costs have created losses that may be used in future periods to reduce taxable income. As disclosed in note 12 to the Company's consolidated financial statements, the tax benefit of these losses has been offset by a valuation allowance of the same amount due to the uncertainty of their realization.

      Net loss for the year is $583,992 compared to a net loss of $222,769 in Fiscal 2000, an increase in losses of $361,223.

Corporate Reorganization

      In April 1999, the Company undertook the following steps to complete a corporate re-organization: (i) it issued 250,000 shares to Thomas and Linda Weckman to acquire the non-controlling interest of Allura Diamonds Limited ("ADL"), effectively rendering ADL a wholly owned subsidiary of IBB, (ii) it transferred its net assets and operations to IBB; and (iii) it changed it's name from IBB International Bullion and Metal Brokers (Canada) Limited to Allura International Inc.

B.    Liquidity and capital resources

      During fiscal year 2000 the Company completed a private offering of 214,934 common shares from which it realized net proceeds of $128,960.

      On January 11, 2000, the Company affected a stock two for one split of its 6,714,934 issued and outstanding common shares. This resulted in there being an aggregate of 13,429,868 shares issued and outstanding.

      During fiscal 2001, the Company (i) completed a private offering of 1,070,298 common shares from which it realized net proceeds of $1,535,004, (ii) completed a second private offering of 400,000 shares from which it realized net proceeds of $588,000, (iii) issued 340,136 common shares pursuant to an investment agreement, ("Investment Agreement") to a venture capital group, Business Development Bank of Canada, ("BDC") on July 25, 2000, ("BDC Investment Date") for which it realized proceeds of $500,000 less issue costs of $23,867 and (iv) issued 114,753 common shares to MacDonald Dettwiler & Associates ("MDA") in exchange for contracted services in developing Bygo's web site for value of $167,539.

      During Fiscal 2003, the shares issued to MDA were returned to and cancelled by the Company as part of the Settlement Agreement discussed in ITEM 5
D. OPERATING AND FINANCIAL REVIEW AND PROSPECTS-Trends.

Investment Agreement

      The Company entered into an Investment Agreement on July 25, 2000 with BDC. Pursuant to such Investment Agreement, BDC acquired 340,136 units consisting of one common share, one common share call option and one common share put option from the Company for an aggregate purchase price of $500,000 less issue costs of $23,867.

      Each common share call option expired on July 25, 2001 unexercised.

      The put options are exercisable after July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The common share put options were outstanding as at September 30, 2003.

Bank Financing

      The Company's subsidiaries IBB and ADL (collectively the "Borrowers") currently have "Revolving Demand Loan" credit facilities ("Overdraft Loan") with HSBC to a combined maximum principal of $7,600,000. The credit facilities are subject to certain margin requirements as defined in the Overdraft Loan offer letter from HSBC dated July 14, 2000, amended on August 9, 2001, and subsequently amended on August 28, 2002, October 8, 2002, March 18, 2003 and July 31, 2003, collectively referred to as the Company's "Banking Agreement".

      The margin requirements as defined by the Banking Agreement are as follows:

      o 75% - 90% of eligible accounts receivable from IBB and ADL, margin amounts allowable in excess of 75% are required to be supported by the Company's credit insurance with Export Development Corporation ("EDC"),

      o 50% of combined inventory of IBB and ADL to a maximum of $2,450,000, including a $1,000,000 sub-limit for ADL,

      o     50% of consignment inventory to a maximum of $750,000,

      o 100% of the sum of Acceptable Credit instruments including $1,000,000 presently on hand in support of a $4,000,000 guarantee from International Bullion & Metal Brokers (London) Ltd. and

      o shareholder guarantee limited to $800,000 supported by collateral against real properties.

      The Company's borrowings bear interest at a rate equal to Canadian prime plus 1/8% on the first $1,000,000 and prime plus 1% on the balance of the facility. Interest on any borrowings is payable monthly. The Company is required to report to its bankers on a monthly basis.

      The Company's obligations under the Overdraft Loan are secured by a General Security Agreement creating a first security interest on all the assets of the Company and its subsidiaries, guaranteed by International Bullion & Metal Brokers (London) Ltd. limited to $4 million and supported by a Standby Letter of Credit for a minimum of $1,000,000 and Joint and Severally Guarantee by personal guarantors for the Borrowers, limited to $800,000. The personal guarantee is supported by a mortgage on personal property.

      For the year ended March 31, 2003, the combined overdraft loan amounted to $6,360,910. The Company was not in full compliance with its banking covenants as at March 31, 2003 as disclosed in Note 6 to the Financial Statements. Notwithstanding this technical default, the bank has agreed not to demand repayment of the loan. The facility was renewed on July 31, 2003.

      The Company's account receivables net of allowances for doubtful accounts as at March 31, 2003 were $3,862,650. The balance in accounts receivable represented 21.93% of net sales for Fiscal 2003.

      The Company's inventory as at March 31, 2003 was $7,896,550 or 44.84% of net sales for Fiscal 2003. Inventory is such a large percentage of sales because it reflects (i) the Company's commitment to ensure customers orders can be turned around in a short period from the time the order is placed with the Company to the time it is delivered, (ii) the increases in replenishment programs with customers, which the Company must ensure sufficient inventory is available at all times to achieve maximum ship value on each order and (iii) increase in consignment goods under consignment agreements resulting from customers store and program expansion. ADL continues to expand and develop its product line to increase selection and availability in the market place.

      The Company's accounts payable and accrued liabilities as at March 31, 2003 were $3,075,956 for Fiscal 2003. The Company does not anticipate any difficulties in settling these obligations.

      Except for anticipated aggregate lease payments for both IBB and ADL of approximately $300,682 over the next five years, the Company has no significant capital commitments as of August 31, 2003. The Company anticipates that cash flow from operations, as well as borrowings available under current Overdraft Loan facilities will be sufficient to satisfy the operating needs for the next twelve months.

U.S. Generally Accepted Accounting Principles

      There are no material differences between Canadian GAAP and U.S. GAAP as applicable to the Company's operations and financial statements, including disclosure items, except as disclosed in note 17 to the Company's consolidated financial statements.

C.    Research and development, patents and licenses, etc.

      The Company does not conduct research and development.

      In September 1999, the Company filed a patent application with the Canadian Patent Office for an invention called "Computer system and method for electronic commerce incorporating multiple wholesale supplier, multiple fulfillment centers and retailer remuneration." In addition, on October 29, 1999, the Company submitted a provisional patent application to the United States Patent and Trademark Office for an invention called "Computer system and method for electronic commerce incorporating multiple wholesale suppliers, an integrated product catalog and retailer participation." Both patent applications are still pending. The Company has spent approximately $63,699 during the last three financial years in connection with the development and protection of such inventions.

D.    Legal Proceedings

      As at September 30th, 2003, there are no legal proceedings to which the Company is a party or to which its properties are subject. The Company does not know of any legal proceedings that are contemplated.

      In Fiscal 2003 the Company settled an outstanding dispute between MDA, Bygo and Allura, which culminated in the signing of a Settlement Agreement between all the parties dated May 1, 2002. The impact of the settlement was primarily accrued in Fiscal 2002 as the amounts related to the settlement were known at the financial statement date and were material. In the Fiscal 2003 Financial Statements under note # 4 (under Item 17 of this disclosure), the return of 114,753 common shares of the Company by MDA as a component of the final settlement has been disclosed. Theses shares have been returned to Treasury and cancelled.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

      The following table sets out the full name, age, and function in the Company of the directors, executive officers and key employees of the Company as of September 30, 2003.

            Effective September 25th, 2003, Jonathan Birks resigned as Director, Member of the Audit Committee, Member of the Compensation and Human Resource Committee, and Chairman of the Board of Directors of the Company. On September 30th, 2003, the Directors on the Board of Directors were re-nominated to stand for election to the Board, except for Jonathan Birks. All nominated Directors were re-appointed effective September 30th, 2003. In addition, on September 30th, 2003, Dave Wall was nominated to stand for director on the Board of the Company and he was subsequently appointed.

======================================================================================================
                                                                                         Position Held
           Name             Age                      Positions                               Since
           ----             ---                      ---------                               -----
------------------------------------------------------------------------------------------------------
Jeremy Bowman                52      Director, President and CEO                              1988
------------------------------------------------------------------------------------------------------
Sheila Bowman                45      Director, Secretary, and Treasurer                       1988
------------------------------------------------------------------------------------------------------
Frank Kovacs                 50      Director                                                 1998
------------------------------------------------------------------------------------------------------
Thomas Weckman               49      Director and President of Allura Diamonds Limited        1994
------------------------------------------------------------------------------------------------------
Andrew Lugsdin               34      Director                                                 2001
------------------------------------------------------------------------------------------------------
Tina VanderHeyden            51      Director                                                 1999
------------------------------------------------------------------------------------------------------
Dave Wall                    54      Director                                                 2003
------------------------------------------------------------------------------------------------------
Emily Tsen                   37      Chief Financial Officer                                  1996
------------------------------------------------------------------------------------------------------
David Winmill                47      VP Sales and Merchandising of IBB                        2001
                                     International (Canada) Ltd.
======================================================================================================

      Dave Wall was appointed a Director of Allura International Inc. on September 30th, 2003. Mr. Wall joined Norpac Controls Ltd. ("Norpac") in 1973 and became President of Norpac in June 2000. In addition, Mr. Wall serves on the Emerson Process Management Representative Presidents' Executive Committee and the Control Systems Division Advisory Committee. He also sits on two B.C.I.T. advisory Boards: the UBC Chemical Engineering Industry Advisory Board and the Association for Professional Engineers and Geo Scientists. He is a corporate campaign Executive for United Way and in prior years served as Board President for the North Shore Neighborhood House. Mr. Wall is a director of Norpac, Artemis Industrial Networks Ltd. and Norpac Employee Owners Ltd.

      Jeremy Bowman has been the President, CEO and Director of the Company since 1988. He is also an Owner/Director of The Black Bear Pub Limited in Nanaimo, B.C., Canada.

      Sheila Bowman has been the Secretary and Treasurer and a Director of the Company since 1988. She is also an Owner/Director of The Black Bear Pub Limited in Nanaimo, B.C., Canada.

      Frank Kovacs is the Managing Director of International Bullion & Metal Brokers Ltd., a company incorporated in the United Kingdom for the past six years. He has also been a Director of the Company since 1988.

      Thomas Weckman has been the President of ADL since 1994 and a Director of the Company since 1999. He has also served as President of Baird Weckman Sales Ltd., a company incorporated under federal laws of Canada since 1997.

      Andrew Lugsdin is an investment advisor with the Business Development Bank of Canada and was appointed a Director of the Company in September 2001, replacing Joe Timlin who formally held the position.

      Tina VanderHeyden has been the President of T. VanderHeyden Associates Inc., a company incorporated under the laws of the Province of British Columbia, for the past 27 years and has served on the Company's Board of Directors since 1999. She is also a director for The Canadian Film Centre.

      Emily Tsen has served as the Chief Financial Officer of the Company since 1999 and previously as its Controller since 1996. She received her chartered accountancy designation in British Columbia in 1993.

      David Winmill has been the VP Sales and Merchandising of the Company since June 2001 and previously was the Company's General Sales Manager since 1997. Prior to working with the Company, he was national accounts manager with Etruscan Jewellery, a manufacturer of fine gold jewellery in Canada.

      Each director serves until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified or until such earlier time as such director may resign or be removed. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

      There are no arrangements or understandings between the director and any other person regarding such director or officers election to serve in his or her official capacity on behalf of the Company except for Andrew Lugsdin whose representation on behalf of Business Development Bank of Canada ("BDC"), is pursuant to a shareholders' agreement ("Shareholders' Agreement"). The Shareholders' Agreement entitles BDC to select a nominee for the Board of Directors as long as BDC holds at least 300,000 Common Shares in the Company.

B.    Compensation

      The Company paid aggregate compensation of $616,700, $609,600 and $559,000 to all directors and officers as a group during the fiscal years ended March 31, 2003, 2002, and 2001, for services in all capacities. There were no funds set aside by the Company during the fiscal year ended March 31, 2003 to provide pension, retirement or similar benefits for officers or directors.

      On October 30, 1999, the Company approved stock options to be issued to employees and consultants of the Company. Total options granted by the Company, as at March 31, 2003 were 2,366,000 of which, 1,549,000 were granted to officers and directors of the Company. Each option is convertible into a share of the Company's common stock. Of the options currently outstanding, 2,005,000 options have an exercise price of $0.60 and will expire in approximately 1.8 years, 95,000 options have an exercise price of $1.50 and will expire in approximately
2.32 years and 266,000 options have an exercise price of $1.58 and will expire in approximately 3.84 years.

      The Company has a standard arrangement for the payment of fees to two directors of the Company for acting in such capacity. Directors are reimbursed for all expenses necessary for travel and attendance at meetings. Total payments of $19,100 during Fiscal 2003 to directors for acting in such capacity are included in the aggregate compensation disclosure discussed above.

C.    Board Practices

      Each director serves until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified or until such earlier time as such director may resign or be removed. Officers are elected annually by the Board of Directors and serve at the discretion of the Board. The Board of Directors holds meetings four times each year.

      There are no directors' service contracts with the Company or any of its subsidiaries that provide for benefits upon termination of employment. Although some directors are subject to employment contracts with the Company, such contracts are not applicable to their services in the capacity of directors.

      The Board of Directors has elected members to an Audit Committee and a Compensation and Human Resource Committee.

      The Audit Committee is comprised of the following members as at September 30th, 2003: Sheila Bowman, Tina VanderHeyden and Frank Kovacs. The Audit Committee chair is Sheila Bowman.

      The Audit Committee holds meetings four times a year and its primary mandate is to facilitate the Company's corporate governance and protect the interest of shareholders by overseeing the financial reporting process and monitoring the responsibilities of the Company's management team as well as its Board of Directors.

      The Compensation and Human Resource Committee is comprised of the following members as at September 30th, 2003: Tina VanderHeyden, Frank Kovacs and Andrew Lugsdin. The Compensation and Human Resource Committee chair is Tina VanderHeyden.

      The Compensation and Human Resource committee holds meetings four times a year and its primary mandate is to monitor and review the Company's management structure and their performance, to review the Company's philosophies and compensation and human resource policies, to administer the Company's incentive plans and stock option plan and to monitor and review the Board of Directors' composition and performance.

D.    Employees

      At March 31, 2003, the Company employed twenty-six persons on a full time basis. As at August 31, 2003, there were twenty-seven persons employed on a full time basis. As at August 31, 2003, there are ten employees in finance and administration, seven in sales and merchandising, and ten in inventory warehouse.. Four employees are employed in the Halifax office, one is employed in Toronto, and twenty-two are employed in the Vancouver office. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

      During Fiscal 2003, the Company employed approximately twelve temporary employees to cover off seasonal requirements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

      As far as is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information, as at September 30, 2003, concerning (i) persons and companies that own of record or are known by the Company to own beneficially, directly or indirectly, more than 5% of the outstanding Common Shares and (ii) beneficial ownership of outstanding Common Shares by all directors and executive officers of the Company.

---------------------------------------------------------------------------------------------------------------
                                                                   Number of Shares
                                                              Beneficially or Directly         Percentage of
                     Name of Shareholder                                Owned                      Class
---------------------------------------------------------------------------------------------------------------
International Bullion & Metal Brokers Ltd.(1)                          6,250,000                   35.5%
---------------------------------------------------------------------------------------------------------------
Bowman Family Trust ("Trust")(2)                                       5,325,000                   30.2%
---------------------------------------------------------------------------------------------------------------
Jeremy C. Bowman(3)                                                      962,500                    5.5%
---------------------------------------------------------------------------------------------------------------
Sheila P. Bowman(4)                                                      682,500                    3.9%
---------------------------------------------------------------------------------------------------------------
Frank Kovacs(5)                                                          260,000                    1.5%
---------------------------------------------------------------------------------------------------------------
Thomas Weckman(7)                                                        550,000                    3.1%
---------------------------------------------------------------------------------------------------------------
B.D.C (6)                                                                340,136                    1.9%
---------------------------------------------------------------------------------------------------------------
Tina VanderHeyden                                                             (*)                    (*)
---------------------------------------------------------------------------------------------------------------
Emily Tsen                                                                    (*)                    (*)
---------------------------------------------------------------------------------------------------------------
David Winmill                                                                 (*)                    (*)
---------------------------------------------------------------------------------------------------------------
Officers and Directors as a group (8 people)                          14,592,136                   82.9%
---------------------------------------------------------------------------------------------------------------

(1) International Bullion & Metal Brokers Limited ("International Bullion") is a corporation formed under the laws of England of which Frank Kovacs is a Director.

(2) Although not a beneficiary of the trust, Mr. Bowman, the Company's President and CEO, is one of the three Trustees of the Trust. Sheila Bowman, is a beneficiary of the Bowman Family Trust. The other beneficiaries are the children of Mr. Bowman.

(3) Mr. Bowman is the Company's President, CEO and a Director. Mr. Bowman's shares include 500,000 options with an exercise price of US$0.40 per share that expire on January 31, 2005.

(4) Sheila Bowman is a Director of the Company. Ms. Bowman's shares include 80,000 and 140,000 options with an exercise price of US$0.40 and US$1.00 per share respectively. The 80,000 options expire on January 31, 2005 and the 140,000 options expire July 13, 2007.

(5) Frank Kovacs is a Director of International Bullion and is a Director of the Company. Mr. Kovac's shares include 260,000 options with an exercise price of US$0.40 per share that expire on January 31, 2005.

(6) The Business Development Bank of Canada is a venture capital shareholder owning 340,136, or 1.9% of outstanding shares. The BDC has a designee, Andrew Lugsdin, appointed as a Director on the Company's Board of Directors.

(7) Tom Weckman is ADL's President and a Director. Mr. Weckman's shares include 300,000 options with an exercise price of US$0.40 per share that expire on January 31, 2005.

* Less than 1% of class.

      The Company's major shareholders do not have different voting rights. However, some of these shareholders are subject to a shareholders agreement as described below.

      There has been no significant change in the percentage ownership held by any major shareholders during the past three years.

      As at August 31, 2003 there was no trading market for the Common Shares in the United States or Canada. The following table indicates the approximate number of record holders of Common Shares, the number of record holders of Common Shares with United States addresses and the portion and percentage of Common Shares so held in the United States.

--------------------------------------------------------------------------------
 Total Number          Number of US          Number of
  Registered        Registered Holders     Common Shares     Percentage of Class
  ----------        ------------------     -------------     -------------------
--------------------------------------------------------------------------------
     113                   45                  90,400               0.60%
--------------------------------------------------------------------------------

      The computation of the number and percentage of Common Shares held in the United States is based upon the number of Common Shares held by record holders with United States addresses. United States residents may beneficially own Common Shares held of record by non-United States residents.

Shareholders' Agreement

      The Company has entered into a shareholders' agreement ("Shareholders' Agreement") with shareholders holding at least 5% of the outstanding shares of the Company on July 25, 2000. The Shareholders' Agreement requires that board approval be obtained prior to:

      o     issuance or redemption of the Company's shares,

      o     changes to the authorized share capital,

      o     declaration or payment of dividends,

      o distribution of shares to the public or listed for trading on a recognized securities exchange,

      o business combinations between the Company or any of its subsidiaries with any other persons,

      o     disposition of any subsidiaries,

      o loaning of any money, providing guarantees or assuming liability for the debts or obligations of any other persons or paying any shareholder, and

      o changing the nature of the Company's business outside of the ordinary course of business of the Company.

      The Shareholders' Agreement had provided that as long as BDC hold at least 300,000 shares, the Company was to proceed with any of the following matters only with prior written consent of BDC:

      o declare or pay dividends, redeem or repurchase any shares or make any distribution in respect of shares,

      o loan any money, provide guarantees or assume liability for the debts or obligations of any other persons or pay any shareholder, or

      o     any initial public offering by the Company.

      The Shareholders' Agreement also provided that, subject to the satisfaction of certain conditions, until the earlier of the first anniversary of the date of the Shareholders' Agreement, being July 25, 2000 or the occurrence of an initial public offering by the Company, (the "initial preemptive date") and subject further to BDC holding at least 300,000 shares, if the Company proposed to effect an offer and sale of its securities, the Company was obliged to first offer BDC the opportunity to purchase, and BDC, in its sole discretion could purchase, all or a portion of such securities from the Company up to a maximum of $2,000,000 of the proposed aggregate offering price. BDC did not exercise this right within the specified time frame therefore the option expired. After the initial preemptive date and prior to the termination of the Shareholders' Agreement by virtue of the Company completing a qualified public offering, BDC has the right, except for certain excepted transactions, to participate pro-rata in any securities offerings affected by the Company.

      As far as is known to the Company, there are no arrangements the operations of which may at a subsequent date result in a change of control of the Company.

B.    Related Party Transactions

      The Company operates from leased premises in Vancouver and Halifax. The Vancouver premises cover 8,557 square feet and give the Company a self-contained headquarters building from which to operate. The premises have an underground parking garage. The premises are leased from a partnership of which Jeremy Bowman, the Company's President and a stockholder who has significant influence on operations, is a partner. The Company believes that the terms of the lease are as favorable as those that could have been obtained from an unaffiliated third party. The Company leases the Vancouver premise for $9,400 per month plus expenses.

      On May 27th, 2002, the Company leased an office in Halifax on a five year fixed term starting July 1st, 2002 at $1,100 per month plus applicable taxes. The Halifax lease has a 90-day cancellation provision for the benefit of ADL only. The premises are leased on commercially agreed terms, from Torrington Bay Investments Limited, in which Tom Weckman, the President of ADL, has an interest. The Company believes the terms of this lease are as favorable as could have been obtained from unaffiliated third parties. The premises in Halifax are located at Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6 and contain 1,136 square feet of office space.

      The Company believes that its current premises are adequate for the Company's current operating level and presently foreseeable growth.

      Except as set forth above, no key management personnel of the Company or any shareholder holding of record or beneficially, directly or indirectly, more than 5 percent of the issued and outstanding Common Shares (including options) of the Company, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction with the Company except for those in the normal course of the business and as disclosed in the Company's financial statements, or in any proposed transaction, since the beginning of the Company's last fiscal year up to the date of the Report.

      The Company believes that all payments made for services rendered were comparable to those that would be made to an unaffiliated provider of such services.

C.    Interests of experts and counsel.

      Not applicable to Form 20-F filed as an Annual Report.

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

      See Item 17 for the Company's Financial Statements.

      The Company knows of no contemplated or pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

      The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

      To the best of the Company's Managements' knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividends for the foreseeable future.

B.    Significant Changes

      No significant changes have occurred since the date of the annual financial statements included in the Report.

ITEM 9. THE OFFER AND LISTING

A.    Offer and Listing Details/Markets

      There is no trading market for the Company's Common Stock and there can be no assurance that a trading market will develop, or, if such a trading market does develop that it will be sustained. To the extent that a market develops for the Common Stock at all, of which there can be no assurance, it will likely appear in what is customarily known as the "pink sheets" or on the NASD Bulletin Board, which may limit the marketability and liquidity of the Company's Common Stock.

B.    Plan of Distribution

      Not applicable to Form 20-F filed as an Annual Report.

C.    Selling Shareholders

      Not applicable to Form 20-F filed as an Annual Report.

D.    Dilution

      Not applicable to Form 20-F filed as an Annual Report.

E.    Expenses of the Issue

      Not applicable to Form 20-F filed as an Annual Report.

ITEM 10. ADDITIONAL INFORMATION

A.    Share Capital

      Not applicable to Form 20-F filed as an Annual Report.

B.    Memorandum and Articles of Association.

      The Company's Certificate of Incorporation, Bylaws, Articles of Amendment, Certificate of Amendment and Certificate of Change of Name which were included as Exhibits 1.1, 1.2, 1.3, 1.4 and 1.5, respectively, to the Company's Registration Statement on Form 20-F, file number 030228, as amended, are hereby incorporated by reference.

      There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote common Shares (the "Voting Shares"), other than are provided in the Investment Canada Act (Canada) (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian", as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Voting Shares of the Company by a non-Canadian (other than a "WTO Investor", as defined below) would be reviewable under the Investment Act if it were an investment to acquire control of the Company and the Company was not, immediately prior to the implementation of the investment, controlled by a WTO Investor, and the value of the assets of the Company were $5.0 million or more. An investment in Voting Shares of the Company by a WTO Investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company equaled or exceeded $179 million (threshold amount for 1998). A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the

World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO Investor if it is a "WTO Investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

      Certain transactions involving Voting Shares of the Company would be exempt from the Investment Act, including: (a) an acquisition of Voting Shares of the Company if the acquisition were made in connection with the person's business as a trader or dealer in securities: (b) an acquisition or control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for the purpose related to the provisions of the Investment Act: and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

C.    Material Contracts.

Shareholders' Agreement

      The Company has entered into a shareholders' agreement ("Shareholders' Agreement") with shareholders holding at least 5% of the outstanding shares of the Company on July 25, 2000. The Shareholders' Agreement requires that board approval be obtained prior to:

      o     issuance or redemption of the Company's shares,

      o     changes to the authorized share capital,

      o     declaration or payment of dividends,

      o distribution of shares to the public or listed for trading on a recognized securities exchange,

      o business combinations between the Company or any of its subsidiaries with any other persons,

      o     disposition of any subsidiaries,

      o loaning of any money, providing guarantees or assuming liability for the debts or obligations of any other persons or paying any shareholder, and

      o changing the nature of the Company's business outside of the ordinary course of business of the Company.

      The Shareholders' Agreement had provided that as long as BDC hold at least 300,000 shares, the Company was to proceed with any of the following matters only with prior written consent of BDC:

      o declare or pay dividends, redeem or repurchase any shares or make any distribution in respect of shares,

      o loan any money, provide guarantees or assume liability for the debts or obligations of any other persons or pay any shareholder, or

      o     any initial public offering by the Company.

      After the initial preemptive date and prior to the termination of the Agreement by virtue of the Company completing a qualified public offering, BDC has the right, except for certain excepted transactions, to participate pro-rata in any securities offerings affected by the Company.

Investment Agreement

      The Company entered into an Investment Agreement on July 25, 2000 with BDC. Pursuant to such Investment Agreement, BDC acquired 340,136 units consisting of one common share, one common share call option and one common share put option from the Company for an aggregate purchase price of $500,000 less issue costs of $23,867, which price is subject to adjustment under certain conditions, including the sale by the Company, during specified period of time, of any shares at a lower price per share price.

      Each common share call option expired July 25, 2001 unexercised.

      The put options are exercisable after July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The common share put option were outstanding as at September 30, 2003.

Leases

      The Company entered into a lease on June 22, 1998, with a partnership of which Jeremy Bowman, the Company's President, CEO and director, is a partner. The lease is for premises at its Vancouver office on 1555 West 8th Avenue, Vancouver, B.C., V6J 1T5, Canada which it leases for $9,400 per month plus expenses. The Company moved to these premises on June 2000.

      On May 27th, 2002, the Company leased an office in Halifax on a five year fixed term starting July 1st, 2002 at $1,100 per month plus applicable taxes. The Halifax lease has a 90-day cancellation provision for the benefit of ADL only. The premises are leased on commercially agreed terms, from

Torrington Bay Investments Limited, in which Tom Weckman, the President of ADL, has an interest. The Company believes the terms of this lease are as favorable as could have been obtained from unaffiliated third parties. The premises in Halifax are located at Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6 and contain 1,136 square feet of office space.

Stock Option Plan

      The Company implemented the Allura International Inc. 2000 Stock Option Plan ("Plan") during January 2000. The Company's Board of Directors administers the Plan. The maximum aggregate number of shares, which may be optioned and sold or otherwise awarded under the Stock Option Plan, is 3,000,000 shares.

Agreement between Bygo, the Company and MDA

      On May 9, 2000, the Company entered into an agreement with MacDonald Dettwiler and Associates Ltd. ("MDA") for software development services to be provided by MDA (the "MDA Agreement"). MDA and the Company entered into an amendment to the MDA Agreement dated July 28, 2000 (the " July Amendment") pursuant to which, among other things, Allura's interest therein was assigned to Bygo. A further amendment was entered into on December 12, 2000 (the "December Amendment'). The MDA Agreement as amended by the July Amendment, the December Amendment and certain other subsequent amendments, is herein referred to as the "Amended MDA Agreement."

      Disputes arose between MDA and Allura and Bygo (collectively, with all of the other parties to the Settlement Agreement, as defined below, the "Parties"). Proceedings were commenced in relation to the disputes between the parties, pursuant to the arbitration provisions of the Amended MDA Agreement, and in the Supreme Court of British Columbia and the British Columbia Court of Appeal (the "Proceedings"). The Parties agreed to resolve their disputes, including those raised in the Proceedings, through binding arbitration and entered into a submission to arbitration dated May 17, 2001 (the "Arbitration"). Prior to the completion of the Arbitration, the Parties entered into a Mutual Release and Settlement Agreement dated May 1, 2002 (the "Settlement Agreement") to settle all the matters in dispute between them.

      Pursuant to the terms of the Settlement Agreement, among other things:

1. the Parties delivered mutual releases to and from, inter alia, claims, damages and liabilities arising out of the Amended MDA Agreement, the Arbitration and/or the Proceedings;

2. the forgiveness of payment by the Company and Bygo of amounts owing by the Company or Bygo or claimed by MDA under the terms of the Amended MDA Agreement; and, payment to Bygo in settlement of amounts claimed by it;

3. the transfer by MDA to the Company of all shares in the capital of the Company owned by MDA; and

4. the retention by Allura of all right, title and interest in and to the subject matter of certain Canadian patent applications as well as design and architecture of the Bygo System.

D. Exchange Controls

      There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements. See " Taxation" below.

E. Taxation

      A brief description of the provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of the taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and the United States; the consequences, if any, of state and local taxes are not considered. Security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect of these provisions on their own taxes. The Company has not paid dividends on the Common Shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future.

      Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to the Company's non-resident shareholders. However, a company resident in the United States that beneficially owns at least 10% of the voting stock of the Company would have this rate reduced to 5% through the tax treaty between Canada and the United States. The rate of Canadian non-resident withholding may not exceed 15% of the dividend in the case of United States shareholders other than as described above. The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends. The amount of a stock dividend (for tax purposes) would be equal to the amount by which the stated capital of the Company had increased by reason of the payment of such a dividend. Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

      Under the present legislation in the United States, the Company is not subject to United States back-up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided the Company with a taxpayer identification number.

      Gains derived from a disposition of Common Shares by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of Common Shares was owned by the non-resident shareholder and/or persons with whom the non-resident did not deal at arm's length at any time during the five year period immediately preceding the disposition. In such cases, gains derived by a U.S. shareholder from a disposition of Common Shares would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty, provided that the U.S. shareholder has not resided in Canada in the ten years immediately preceding the disposition.

      This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders of Common Shares are urged therefore to consult their own tax advisors with respect to their particular circumstances.

F. Dividends and paying agents

      Not applicable to Form 20-F used to file an Annual Report.

G. Statement by experts

      Not applicable to Form 20-F used to file an Annual Report.

H. Documents on display

      The documents concerning the Company which are referred to in this Report are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal executive offices of the Company.

I. Subsidiary Information

      Not applicable for reports filed in the United States.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information about Market Risk

      The Company does not invest in market risk sensitive instruments such as debt instruments, forwards and futures, options, SWAPs or other derivative financial and commodity instruments.

B. Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

      The Company is exposed to currency risk as some of its accounts payable are denominated in currencies other than the Canadian dollar. The Company earns revenue and incurs operating expenses predominantly in Canadian dollars. Unfavorable changes in the applicable exchange rates may result in a decrease or increase in foreign exchange gain or loss.

      At March 31, 2003 and 2002, the Company's accounts payable and accrued liabilities included the following foreign currency denominated amounts:

                                                    2003                    2002
                                              ----------              ----------
U.K                                           $    8,626              $   19,727

U.S.                                           1,648,990               1,965,560

Italian                                            2,379                   5,712

Euro                                             150,354                 265,759
                                              ----------              ----------
                                              $1,810,349              $2,256,758
                                              ----------              ----------

Interest Rate Sensitivity

      The Company's bank indebtedness bears floating interest rates. This exposes the Company to the risk of changing interest rates that may have a detrimental affect on its earnings in future periods. The Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time. The Company's interest earning investments are short term. Thus, any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial.

Credit risk

      Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor's payment history and performance, credit insurance, geographic diversification, obtaining security where appropriate, and credit insurance policy coverage.

Fair value

      The Company has various financial instruments including receivables, bank indebtedness, payables and accruals, and bonus payables.

      The carrying value of all other financial instruments approximates their fair value due to their short-term nature.

Commodity Price Sensitivity

      The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for gold and diamonds. In the past, gold and diamond prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply and demand for gold and diamonds, market uncertainty and a variety of additional factors that are beyond the control of the Company. The Company does not engage in any hedging activities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable to Form 20-F filed as an Annual Report.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

      None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

      None.

ITEM 15. CONTROLS AND PROCEDURES

      The Board of Directors has overall responsibility for reviewing the Company's disclosure to ensure the Company provides full and plain disclosure to shareholders and other stakeholders. The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure to the Audit Committee, which is responsible for reviewing the Company's financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company's financial position.

      Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15-d-14(c))as of a date (the "Evaluation Date") within 90 days before filing date of this report, have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

      There were no significant changes in our internal controls or to our knowledge, in other factors that could significantly affect our disclosure controls and procedures subsequent to the Evaluation Date.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's auditors as detailed in the Mandate of the Audit Committee. The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual financial statements prior to their approval by the full Board.

      Currently the Company does not have a financial expert on its Audit Committee.

ITEM 16B. CODE OF ETHICS

      The Company has not adopted a formal "code of ethics", however, it does maintain standards that are reasonably designed to deter wrong-doing and to promote:

1. Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2. Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, regulatory agencies and in other public communications made by the registrant;

3.    Compliance with applicable governmental laws, rules and regulations;

4. The prompt internal reporting of violations of the standards to an appropriate person or persons identified in the standards; and

5.    Accountability for adherence to the standards.

      In addition, the Company practices corporate governance in accordance with rules and regulations in Canada.

      Corporate Governance relates to the activities of the Board of Directors who are elected by and accountable to the Shareholders, and takes into account the role of management who are appointed by the Board of Directors and who are charged with the on-going management of the Company. The

Board of Directors of the Company encourages sound corporate governance practices designed to promote the well being and on-going development of the Company, having always as its ultimate objective the best long-term interests of the Company and the enhancement of value for all Shareholders. Currently there is no formal document stating the Company's Corporate Governance policies, however, there are in existence, Board of Directors, Audit Committee and Compensation and Human Resource Committee Mandates.

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

Audit fees                                                               $52,900

Tax services                                                               7,009

Other services                                                             6,200
                                                                         -------
                                                                         $66,109
                                                                         =======

ITEM 17. FINANCIAL STATEMENTS.

      The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. Reconciliation to U.S. GAAP is included therein under note 17 to the financial statements.

      The auditors' report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below. The Audit Report of Grant Thornton, LLP, Chartered Accountants is included herein immediately preceding the respective financial statements, notes, schedules, etc.

Index to Financial Statements                                               Page
-----------------------------                                               ----

Auditors' Report                                                             51

Consolidated Balance Sheets                                                  52

Consolidated Statements of Operations                                        53

Consolidated Statements of Cash Flows                                        54

Consolidated Statements of Shareholders' Equity                              55

Notes to the Consolidated Financial Statements                               56

Consolidated Schedules of Administrative and Selling
and Delivery Expenses                                                        74

Auditors' Report

To the Shareholders of
Allura International Inc.

We have audited the consolidated balance sheets of Allura International Inc. as at March 31, 2003 and 2002 and the consolidated statements of operations, cash flows, and shareholders' equity for the years ended March 31, 2003, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended March 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.


                                                        /s/ Grant Thornton LLP

Vancouver, Canada
June 6, 2003 except as to Note 6                           Chartered Accountants
which is at September 5, 2003

Allura International Inc.
Consolidated Balance Sheets
(expressed in Canadian dollars)

March 31                                                                          2003              2002
--------------------------------------------------------------------------------------------------------
Assets
Current
   Cash and temporary investments                                         $    166,151      $    777,825
   Receivables (Note 3)                                                      3,862,650         3,423,857
   Income taxes recoverable                                                         --            26,086
   Inventories                                                               7,896,550         8,227,506
   Prepaids                                                                     77,442            51,439
   Capital assets held for disposal (Note 4)                                        --           646,820
                                                                          ------------      ------------

                                                                            12,002,793        13,153,533
Goodwill (net of accumulated amortization of $27,015 (2002: $27,015))           26,970            26,970
Capital assets (Note 5)                                                        256,162           443,940
                                                                          ------------      ------------

                                                                          $ 12,285,925      $ 13,624,443
                                                                          ============      ============

--------------------------------------------------------------------------------------------------------

Liabilities
Current
   Bank indebtedness (Note 6)                                             $  6,542,350      $  7,459,704
   Accounts payable and accruals (Note 7)                                    3,075,956         3,868,033
   Income taxes payable                                                        133,868                --
                                                                          ------------      ------------

                                                                             9,752,174        11,327,737
                                                                          ------------      ------------

Shareholders' Equity
Capital stock (Note 8)                                                       2,916,237         3,083,776
Deficit                                                                       (382,486)         (787,070)
                                                                          ------------      ------------

                                                                             2,533,751         2,296,706
                                                                          ------------      ------------

                                                                          $ 12,285,925      $ 13,624,443
                                                                          ============      ============

--------------------------------------------------------------------------------

Commitments (Note 9)

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Consolidated Statements of Operations
(expressed in Canadian dollars)

Years Ended March 31                            2003                          2002                          2001
-------------------------------------------------------------------------------------------------------------------------
Net sales                             $ 17,613,486      100.0%      $ 15,220,387      100.0%      $ 15,934,093      100.0%

Cost of goods sold                      13,007,581       73.8         11,646,540       76.5         11,735,252       73.6
                                      ------------      -----       ------------      -----       ------------      -----

Gross profit                             4,605,905       26.2          3,573,847       23.5          4,198,841       26.4
                                      ------------      -----       ------------      -----       ------------      -----

Expenses
   Administrative (Page 24)              2,369,232       13.5          2,484,142       16.3          2,827,489       17.7
   Depreciation and
      Amortization                          72,884        0.4             87,270        0.6             82,616        0.5
   Selling and delivery
      (Page 24)                          1,163,388        6.6          1,109,066        7.3          1,231,278        7.8
                                      ------------      -----       ------------      -----       ------------      -----

                                         3,605,504       20.5          3,680,478       24.2          4,141,383       26.0
                                      ------------      -----       ------------      -----       ------------      -----

Earnings (loss) before undernoted
                                         1,000,401        5.7           (106,631)      (0.7)            57,458       (0.4)
                                      ------------      -----       ------------      -----       ------------      -----

Other income (expenses)
   Interest and bank charges              (459,939)      (2.6)          (496,989)      (3.2)          (668,742)      (4.2)
   Write down of assets held
      for disposal (Note 4)                     --         --           (180,102)      (1.2)                --         --
   Legal costs of software
      abandoned (Note 4)                        --         --           (310,852)      (2.0)                --         --
   Other income                              5,858         --             37,969        0.2             13,063        0.1
                                      ------------      -----       ------------      -----       ------------      -----

                                          (454,081)      (2.6)          (949,974)      (6.2)          (655,679)      (4.1)
                                      ------------      -----       ------------      -----       ------------      -----

Earnings (loss) before
   income taxes                            546,320        3.1         (1,056,605)      (5.7)          (598,221)      (3.7)

Current income taxes
   (recovery) (Note 10)                    141,736        0.8            (19,459)      (0.1)           (14,229)        --
                                      ------------      -----       ------------      -----       ------------      -----

Net earnings (loss)                   $    404,584        2.3%      $ (1,037,146)      (5.6)%     $   (583,992)      (3.7)%
                                      ============      =====       ============      =====       ============      =====

Earnings (loss) per share
   (basic and diluted)
   (Note 8)                           $       0.03                  $      (0.07)                 $      (0.04)
                                      ============                  ============                  ============

Weighted average common
shares outstanding                      15,249,734                    15,355,055                    15,007,394
                                      ============                  ============                  ============

--------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

Years Ended March 31                                                2003             2002             2001
----------------------------------------------------------------------------------------------------------
Cash derived from (applied to)

   Operating
      Net earnings (loss)                                    $   404,584      $(1,037,146)     $  (583,992)
      Depreciation and amortization                               72,884           87,270           82,616
      Gain on disposition of capital assets                           --          (25,596)              --
      Write down of assets held for disposal
        (Note 4)                                                      --          180,102               --
      Change in non-cash operating working capital
        (Note 11)                                               (455,111)        (412,182)        (368,312)
                                                             -----------      -----------      -----------
                                                                  22,357       (1,207,552)        (869,688)
                                                             -----------      -----------      -----------
   Financing
      Bank indebtedness                                         (917,354)         852,239          272,835
      Shareholders' loans                                             --               --         (186,679)
      Issuance of common shares for cash received
       in trust in 2002                                                                          1,040,319
      Issuance of common shares                                       --               --        1,558,818
                                                             -----------      -----------      -----------
                                                                (917,354)         852,239        2,685,293
                                                             -----------      -----------      -----------
   Investing
      Purchase of capital assets                                 (52,645)         (38,437)      (1,240,689)
      Proceeds on disposition of capital assets (Note 4)         646,820          249,334               --
      (Decrease) Increase in payables and accruals
         related to investing activities                        (310,852)         310,852               --
                                                             -----------      -----------      -----------
                                                                 283,323          521,749       (1,240,689)
                                                             -----------      -----------      -----------

Net (decrease) increase in cash                                 (611,674)         166,436          574,916

Cash

   Beginning of year                                             777,825          611,389           36,473
                                                             -----------      -----------      -----------

   End of year                                               $   166,151      $   777,825      $   611,389
                                                             ===========      ===========      ===========

----------------------------------------------------------------------------------------------------------

Non-cash investing and financing activities not
included in cash flows
   Capital assets transferred to capital assets held for
      disposal (Note 4)                                      $        --      $   646,820      $        --

   Shares issued in consideration of software
      development services received                          $        --      $        --      $   167,539

   Shares cancelled in settlement of dispute (Note 4)        $   167,539      $        --      $        --

Supplementary cash flow information
   Interest paid during the year                             $   422,048      $   471,412      $   653,474

   Income taxes paid during the year                         $    13,796      $     8,304      $   148,949

--------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Consolidated Statements of Shareholders' Equity
(expressed in Canadian dollars)
Years Ended March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

                                                 Shares Issued
                                          ----------------------------
                                                                           Share
                                           Number of         Ascribed      Subscriptions      Retained
                                           Shares            Value         Received           Earnings          Total
Balance, March 31, 2000                    13,429,868          317,100       1,040,319          834,068        2,191,487

Shares issued for subscriptions
   received in 2000                           729,353        1,040,319      (1,040,319)              --               --

Shares issued for cash                        740,945        1,082,685              --               --        1,082,685

Units issued for cash (net of issue
   costs of $23,867). Each unit
   consists of a common share and a
   call and put option (Note 8)               340,136          476,133              --               --          476,133

Shares issued in consideration of
   software development services
   received (Note 4)                          114,753          167,539              --               --          167,539

Net loss, year ended March 31, 2001                --               --              --         (583,992)        (583,992)
                                          -----------      -----------      ----------      -----------      -----------

Balance, March 31, 2001                    15,355,055        3,083,776              --          250,076        3,333,852

Net loss, year ended March 31, 2002                --               --              --       (1,037,146)      (1,037,146)
                                          -----------      -----------      ----------      -----------      -----------

Balance March 31, 2002                     15,355,055      $ 3,083,776              --      $  (787,070)     $ 2,296,706

Shares cancelled (Note 4)                    (114,753)        (167,539)             --               --         (167,539)

Net income, year ended March 31, 2003              --               --              --          404,584          404,584
                                          -----------      -----------      ----------      -----------      -----------

Balance March 31, 2003                     15,240,302        2,916,237              --         (382,486)       2,533,751
                                          ===========      ===========      ==========      ===========      ===========

--------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

1. Nature of operations

The company is primarily in the business of wholesaling gold and diamond jewellery in Canada. Its customer base comprises large national chains as well as independent retailers.

During 2000, the company incorporated a wholly-owned subsidiary, Bygo Inc. Bygo Inc. has a internet commerce business. Since its inception, Bygo Inc. has earned minimal revenues and devoted its efforts and resources to develop the software and hardware necessary to execute its business plan. Bygo operates as an on-line e-commerce facilitator of jewellery and giftware distribution.

--------------------------------------------------------------------------------

2. Summary of significant accounting policies

Basis of presentation

These financial statements are presented in accordance with Canadian generally accepted accounting principles and include the accounts of the company and its wholly-owned subsidiaries, IBB International (Canada) Ltd., Allura Diamonds Limited and Bygo Inc.. The accounting principles used conform in all material respects to principles generally accepted in the United States of America except as disclosed in Note 17.

Use of estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

Foreign currency

The company considers the Canadian dollar its functional currency. Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates. Sales, purchases, receipts and payments are translated throughout the year at exchange rates prevailing at the date of the transaction. Exchange gains and losses are included in earnings for the year.

Inventories

Inventories are comprised of loose gemstones and finished products and are valued at the lower of cost and net realizable value. Cost consists of the invoiced price plus applicable duty, excise tax, and freight charges. Net realizable value is based upon estimated selling price less further costs to completion and disposal. 2003 inventories include goods held on consignment by customers under consignment agreements totalling $1,285,100 (2002: $1,412,800).

Capital assets

Capital assets are recorded at cost less accumulated depreciation and amortization.

The company depreciates its capital assets over their useful lives. All capital assets other than leasehold improvements are depreciated on a 20% declining balance basis. Leasehold improvements are amortized over the term of the lease.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

2. Summary of significant accounting policies (Continued)

Application and software development costs

Software development costs incurred after the technological feasibility of the developed software has been established are capitalized and amortized on a declining balance basis at an annual rate of 20%.

Goodwill

Goodwill arises from the 1999 acquisition of the 50% of Allura Diamonds Limited that the company did not previously own and consists of the excess of the purchase price over the estimated fair value of the net tangible assets acquired. Effective April 1, 2002, the company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants with respect to the valuation of goodwill. Under the new recommendations, goodwill is no longer amortized, but will be tested for impairment at least on an annual basis. For the year ended March 31, 2003, application of the new recommendations resulted in net earnings that were $13,508 higher than they would be if goodwill were amortized as in prior years. This change would not affectearnings per share.

Application of the new recommendations would have had the following effects on net loss and net loss per share, basic and diluted.

                                                        2002               2001

Net loss as presented                            $(1,037,146)         $(583,992)

Reduced amortization under new
    accounting standard                               13,508             13,508
                                                 -----------          ---------

Adjusted net loss                                $(1,023,638)         $(570,484)
                                                 ===========          =========

Adjusted net loss per share
   basic and diluted                             $     (0.07)         $    0.04
                                                 ===========          =========

Statement of cash flows

For the purpose of the statement of cash flows, the company considers cash on hand and balances with banks and highly liquid temporary money market instruments with original maturities of three months or less as cash or cash equivalents. Bank borrowings are considered to be financing activities.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

2. Summary of significant accounting policies (Continued)

Stock based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments" which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after April 1, 2002. These recommendations require that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash for other assets, be measured and recorded in the financial statements at fair value. For the purposes of this Section, employees include directors who receive stock compensation for services provided as a director since all directors are elected by the company's shareholders.

Revenue recognition

The company's policy is to recognize revenue at the time when goods have been shipped and invoices are rendered.

Sales of inventory held on consignment by customers are recognized at the time when the consignment inventory is sold by these customers.

The company's e-commerce subsidiary earns fee revenue for services provided and also earns commission revenue based on e-commerce transactions facilitated. Fee revenue is recorded when the services have been provided. Commission revenue is recorded on a net basis upon completion of the underlying transaction.

Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts through review of open accounts, and historical collection and allowances amounts. The allowance for doubtful accounts is intended to reduce trade accounts receivable to the amount that reasonably approximates their fair value due to their short-term nature. The amount ultimately realized from trade accounts receivable may differ from the amount estimated in the financial statements based on collection experience and actual returns and allowances.

Shipping and handling costs

Shipping and handling fees charged to customers are reported as revenue and all shipping and handling costs incurred related to products sold are reported as a component of selling and delivery costs.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

2. Summary of significant accounting policies (Continued)

Income taxes

The company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and loss carry forwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When it is considered more likely than not that a future tax asset will be realized, a valuation allowance is provided.

Earnings (Loss) per share

The company uses the treasury stock method to calculate fully diluted earnings per share. Under this method, all options with an average exercise price less than or equal to the average share price for the year are assumed to be exercised and all convertible securities are assumed to be converted at the average share price during the period.

The effect of the exercise of the 2,366,000 (2002: 2,228,000, 2001: 2,206,000)
potentially dilutive options was not dilutive.

Capital stock issued for consideration other than cash

Capital stock issued for consideration other than cash is recorded at an estimated of the fair value of the stock issued or issuable or at an estimated of the fair value of the goods or services received (whichever is more readily ascertainable).

--------------------------------------------------------------------------------

3. Receivables

                                                        2003               2002
                                                 -----------        -----------

Receivables                                      $ 4,065,134        $ 3,639,596
Allowance for doubtful accounts                     (202,484)          (215,739)
                                                 -----------        -----------

                                                 $ 3,862,650        $ 3,423,857
                                                 ===========        ===========

--------------------------------------------------------------------------------

4. Capital assets held for disposal

During the year, the company, a subsidiary, and a supplier of e-commerce applications and software development agreed to settle all disputes pertaining to a project to develop certain software for the company's Bygo Internet commerce platform.

The definitive agreement was finalized in fiscal 2003, but was accrued in fiscal 2002 and provided for the recovery of the costs of certain developed software that had been capitalized. These capitalized costs were presented as capital assets held for disposal at March 31, 2002 and were written down by $180,102 to the net amount received in 2003.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

4. Capital assets held for disposal (continued)

Also, the company incurred legal costs totalling $310,852 related to this abandoned software development, which was accrued at March 31, 2002.

A component of the final settlement reached with the supplier of e-commerce application and software development resulted in 114,753 common shares issued in 2001 being returned to and cancelled during the year.

--------------------------------------------------------------------------------

5. Capital assets

                                                               2003           2002
                                                               ----           ----
                                           Accumulated
                                          Depreciation
                                                   and            Net            Net
                                   Cost   Amortization     Book Value     Book Value
Application and software
development costs              $115,834       $ 79,964       $ 35,870       $208,387
Computer equipment              261,145        176,663         84,482         91,919
Furniture and equipment         179,004        125,828         53,176         65,523
Leasehold improvements          144,315         67,601         76,714         69,821
Trademark                        11,840          5,920          5,920          8,290
                               --------       --------       --------       --------

                               $712,138       $455,976       $256,162       $443,940
                               ========       ========       ========       ========

--------------------------------------------------------------------------------

6. Bank indebtedness

Bank indebtedness is comprised of demand overdraft loan facilities totalling $7,000,000 (2002: $7,000,000). The sum of all outstanding loans to be made available by the bank is to be increased annually to the amount of $7,600,000 (2002: $8,050,000) from July 1st to February 28th.

These loans bear interest at prime plus 1/8% on the first $1,200,000 and prime plus 1% on the balance. The loans are secured by a general security agreement creating a first floating charge over all assets, a general assignment of book debts, an assignment of inventory under Section 427 of the Bank Act, a guarantee from a shareholder for $4,000,000 supported by a standby letter of credit for $1,000,000 (2002: $1,200,000), guarantees by certain other shareholders to a maximum of $800,000, supported by an assignment of certain shareholders' residential real estate to a maximum of $800,000.

Under the terms of the demand overdraft loan agreement facility, the company must maintain a Debt to Tangible Net Worth ratio not exceeding 3.0 to 1 for its Jewellery Division and not exceeding 2.6 to 1 on the consolidated entity basis as defined by the bank at each year-end when the loan is outstanding. As at March 31, 2003, the Debt to Tangible Net Worth ratios were 2.81 to 1 and 2.78 to 1 respectively. Notwithstanding this technical default, the bank has agreed not to demand repayment of the loan.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

7. Accounts payable and accruals

                                                     2003                   2002
                                               ----------             ----------

Accounts payable                               $2,242,520             $3,181,358
Accruals                                          789,051                686,675
                                               ----------             ----------

                                               $3,031,571             $3,868,033
                                               ----------             ----------

--------------------------------------------------------------------------------

8. Capital stock

Authorized:

      Unlimited number of common shares without par value

Issued:

      15,240,302 (2002: 15,355,055) common shares

Stock options

The company established a stock option that allows for the issuance of up to 3,000,000 common shares as incentive stock options to current and future key employees and consultants. The Board of Directors administers the Plan. The Board of Directors has the authority to determine the terms and restrictions on all options, as well as to interpret any provision of the Plan. Discretionary options, once granted, vest at the discretion of The Board of Directors. A summary of the status of the company's options is presented below:

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

8. Capital stock (Continued)

Stock options (Continued)

                                                 Number of Shares                          Weighted
                               ---------------------------------------------------         Average
                                 Unvested /        Vested / Non-                           Exercise
                               Discretionary       Discretionary           Total            Price
                               -------------       -------------           -----            -----
Balance, March 31, 2000            406,000           1,695,000           2,101,000          $0.60

Year ended March 31, 2001
   Granted                          70,000             115,000             185,000          $1.50
   Options vested                 (130,000)            130,000                  --          $0.60
   Cancelled                       (62,500)            (12,500)            (75,000)         $1.14
   Expired                              --              (5,000)             (5,000)         $0.66
                                  --------           ---------           ---------

Balance, March 31, 2001            283,500           1,922,500           2,206,000          $0.66

Year ended March 31, 2002
 - Granted                          66,000              60,000             126,000          $1.58
   Options vested                  (66,000)             66,000                  --          $1.58
   Cancelled                            --             (10,000)            (10,000)         $0.60
   Expired                              --             (94,000)            (94,000)         $1.03
                                  --------           ---------           ---------

Balance, March 31, 2002            283,500           1,944,500           2,228,000          $0.69

Year ended March 31, 2003
   Granted                              --             140,000             140,000          $1.58
   Expired                              --              (2,000)             (2,000)         $0.60
                                  --------           ---------           ---------

Balance, March 31, 2003            283,500           2,082,500           2,366,000          $0.75
                                  ========           =========           =========

The weighted average fair value of the options granted during the year was $0.19 (2002: $0.33; 2001: $0.30).

The following table summarizes information concerning options outstanding at March 31, 2003:

                           Total Outstanding                 Exercisable
                      ---------------------------     -------------------------
                                       Weighted                        Weighted
                                       Average                         Average
                      Number of       Remaining       Number of        Exercise
Exercise Price          Shares       Life (Years)       Shares          Price
                        ------       ------------       ------          -----

$0.60                 2,005,000          1.80         1,759,000         $0.60
$1.50                    95,000          2.32            57,500         $1.50
$1.58                   266,000          3.84           266,000         $1.58
                      ---------                       ---------

                      2,366,000          2.05         2,082,500         $0.75
                      =========                       =========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

8. Capital stock (Continued)

Call and put options

During 2001, the company issued 340,136 units consisting of one common share, one common share call option and one common share put option.

Each call option expired unexercised.

The put options are exercisable after July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The put options are outstanding as at year end and entitle the holders to put the shares to the company for the lesser of their fair value (estimated at $49,500 at March 31, 2003) and the original proceeds received under the unit offering ( $500,000).

--------------------------------------------------------------------------------

9. Commitments

The company has entered into two operating lease agreements for office premises. The future minimum lease payments under these lease agreements for the next five years are:

2004                                                                    $126,084
2005                                                                     126,084
2006                                                                      32,014
2007                                                                      13,200
2008                                                                       3,300

The operating lease agreement for one office premise is with a partnership in which the company's president has an interest and the other with a partnership in which the president of Allura Diamonds Limited has an interest.

--------------------------------------------------------------------------------

10. Income taxes

(a) The provision for income taxes differs from the amount that would have been expected by applying Canadian corporate income tax to the loss before taxes. The principal reasons for this difference are as follows:

                                                                 2003                  2002                2001
                                                            ---------           -----------           ---------
      Income (Loss) before income taxes                     $ 546,320           $(1,056,605)          $(598,221)
      Statutory income tax rate                                 40.86%                 44.6%               44.6%
                                                            =========           ===========           =========

      Anticipated current income tax                        $ 223,226           $  (471,246)          $(266,807)
         provision (recovery )
      Tax provision effect arising from:
         Small business deduction                             (68,580)              281,057             159,128
         Tax losses utilized                                  (68,000)               25,453                  --
         Non-deductible expenses and other                     24,190               (15,664)           (142,280)
         Potential benefit of losses not recognized            30,900               160,941             235,730
                                                            ---------           -----------           ---------

      Current income taxes (recovery)                       $ 141,736           $   (19,459)          $ (14,229)
                                                            =========           ===========           =========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

10. Income taxes (continued)

(b) Future income tax assets consist of the following:

                                                       2003               2002
                                                  ---------          ---------

      Capital assets                              $  39,300          $  74,400
      Non-capital loss carryforwards                395,000            432,200
      Other items                                    14,800              4,300
      Valuation adjustment                         (449,100)          (510,900)
                                                  ---------          ---------

                                                  $     Nil          $     Nil
                                                  =========          =========

The potential future tax benefit that may be derived from non-capital losses and expenditures has been offset by a valuation allowance because it is uncertain that sufficient taxable income will be earned to realize the benefits before their expiration.

(c) The operating losses expire as follows:

                                                 2003                 2002
                                           ----------           ----------

      2007                                 $       --           $   12,000
      2008                                    668,000              711,000
      2009                                    546,000              717,000
      2010                                    102,000                   --
                                           ----------           ----------

                                           $1,316,000           $1,440,000
                                           ==========           ==========

11. Change in non-cash operating working capital

                                             2003            2002          2001
                                        ---------     -----------     ---------

Receivables                             $(438,793)    $   139,628     $(407,599)
Income taxes                              159,954         137,083       (80,334)
Inventories                               330,956      (1,534,040)     (129,538)
Prepaids                                  (26,003)         (8,816)       26,227
Accounts payable and accruals            (481,225)        853,963       222,932
                                        ---------     -----------     ---------

                                        $(455,111)    $  (412,182)    $(368,312)
                                        =========     ===========     =========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

12. Related party transactions

In addition to the related party transactions disclosed in Note 9, related party transactions during the year and balances at year end are summarized as follows:

                                                               2003       2002       2001
                                                            -------    -------    -------
International Bullion and Metal Brokers (London) Limited
   Transactions
      Inventory purchases                                   $25,188    $10,423    $    --
      Interest                                              $11,649    $21,727    $10,659
      Guarantee fee paid                                    $    --    $    --    $20,887
   Balances
      Accounts payable and accrued liabilities              $10,098    $12,691    $15,366

Other shareholder
   Management fees paid to a company controlled by a
      Shareholder                                           $    --    $    --    $12,600

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

International Bullion and Metal Brokers (London) Limited is a company controlled by International Bullion and Metal Brokers Ltd., a shareholder in the company.

--------------------------------------------------------------------------------

13. Financial instruments and risk management

The company is exposed to the following risks related to its financial assets and liabilities:

Currency risk

The company is exposed to currency risk as some of its accounts payable are denominated in currencies other than the Canadian dollar. The company earns revenue and incurs operating expenses predominantly in Canadian dollars. Unfavourable changes in the applicable exchange rates may result in a foreign exchange loss. The company does not use derivative instruments to reduce its exposure to foreign currency risk.

The company's accounts payable and accrued liabilities included the following foreign currency denominated amounts:

                                                    2003                    2002
                                              ----------              ----------

U.K                                           $    8,626              $   19,727
U.S.                                           1,648,990               1,965,560
Italian                                            2,379                   5,712
Euro                                             150,354                 265,759
                                              ----------              ----------

                                              $1,810,349              $2,256,758
                                              ==========              ==========

Commodity Risk

Inventory consists of precious metals and gemstones. These items are susceptible to change in valuation due to market conditions beyond the company's control. Increase or decreases in the commodity prices of these assets can have positive or negative effects on the company's future net earnings. The company does not enter into derivative contracts to mitigate its exposure to commodity risk.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

13. Financial instruments and risk management (Continued)

Interest rate risk

Bank indebtedness bears floating interest rates which exposes the company to the risk of changing interest rates that may have a detrimental effect on its earnings in future periods.

Credit risk

Credit risk arises from the possibility that the entities to which the company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor's payment history and performance, geographic diversification, credit insurance and obtaining security when management considers it appropriate.

At March 31, 2003, 38% (2002: 29%) of the company's accounts receivable was owed by 3 customers.

Fair value

The company has various financial instruments including receivables, bank indebtedness and payables and accruals.

The carrying value of all financial instruments approximates their fair value due to their short-term nature.

--------------------------------------------------------------------------------

14. Significant customers

Four major customers account for 59% of total sales in 2003 (2002: 42%: 2001:
45%).

--------------------------------------------------------------------------------

15. Segment disclosure

In 2002 and 2001, the company operated in two reportable business segments:
Jewellery Division, wholesales gold and diamond jewellery products primarily in Canada and e-Commerce Division, an on-line e-commerce facilitator of jewellery and giftware distribution. In 2003, the company operated in only one reportable business segment, the Jewellery Division. The company's reportable segments are business units that offer different services and are each managed separately. The accounting policies used in each of these reportable segments are the same as those described in the Summary of significant accounting policies (Note 2). The management of the company evaluates performance of each reportable segment based on net income.

Intersegment sales are recorded at the exchange value.

All operations are located in Canada.

Reconciliations with the financial statements of revenues and assets by reportable segments are:

                                             For the Years Ended March 31,
                                              2003           2002           2001
                                       -----------    -----------    -----------
Revenue from external customers
  Jewellery Division                   $17,613,486    $15,220,387    $15,906,947
  e-commerce Division                           --             --         27,146
                                       -----------    -----------    -----------

                                       $17,613,486    $15,220,387    $15,934,093
                                       ===========    ===========    ===========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

16. Segment disclosure (Continued) For the Years Ended March 31,

                                                    For the Years Ended March 31,
                                                    2003            2002            2001
                                             -----------     -----------     -----------
      Earnings (loss) before income taxes
        Jewellery Division                   $   546,320     $  (320,181)    $   135,177
        e-commerce Division                           --        (722,916)       (719,890)
        Amortization of goodwill                      --         (13,508)        (13,508)
                                             -----------     -----------     -----------

                                             $   546,320     $(1,056,605)    $  (598,221)
                                             -----------     -----------     -----------

      Other income
        Jewellery Division                   $     5,858     $    12,422     $     3,403
        e-commerce Division                           --          25,547           9,660
                                             -----------     -----------     -----------

                                             $     5,858     $    37,969     $    13,063
                                             ===========     ===========     ===========

      Interest and bank charges
        Jewellery Division                   $   459,939     $   496,392     $   668,021
        e-commerce Division                           --             597             721
                                             -----------     -----------     -----------

                                             $   459,939     $   496,989     $   668,742
                                             ===========     ===========     ===========

      Income tax expenses (recovery)
        Jewellery Division                   $   141,736     $   (19,459)    $   (14,229)
        e-commerce Division                           --              --              --
                                             -----------     -----------     -----------

                                             $   141,736     $   (19,459)    $   (14,229)
                                             ===========     ===========     ===========

      Depreciation and amortization
        Jewellery Division                   $    72,884     $    54,255     $    56,237
        e-commerce Division                           --          19,507          12,822
        Amortization of goodwill                      --          13,508          13,557
                                             -----------     -----------     -----------

                                             $    72,884     $    87,270     $    82,616
                                             ===========     ===========     ===========

      Additions to capital assets
        Jewellery Division                   $    52,645     $    36,677     $   128,958
        e-commerce Division                           --           1,760       1,279,270
                                             -----------     -----------     -----------

                                             $    52,645     $    38,437     $ 1,408,228
                                             ===========     ===========     ===========

                                                  As at March 31,
                                                    2003            2002
                                             -----------     -----------
      Capital assets
        Jewellery Division                   $   256,162     $   222,858
        e-commerce Division                           --         221,082
                                             -----------     -----------

                                             $   256,162     $   443,940
                                             ===========     ===========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

17. Differences between Canadian and U.S. generally accepted accounting principles and practices

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian basis") which differ from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally required in the U.S. ("U.S. basis") as follows:

a) Under the Canadian basis in effect for fiscal years commencing before January 1, 2002, the issuance of certain stock options issued to outside consultants did not require any reflection in the company's accounts. Under the U.S. basis rules, the issuance of such options results in a current and/or deferred expense that must be reflected in the company's financial statements. The expense recorded is calculated based on the fair value of the options issued to these outside consultants using the Black Scholes option pricing model. For fiscal years commencing after January 1, 2002, the Canadian basis rules are substantially conformed to U.S. basis rules pertaining to the recording of such options.

b) For U.S. GAAP purposes, the put options disclosed in Note 8 have been recorded as a liability in fiscal 2003 in accordance with EITF 84-5. Canadian GAAP required no such reclassification.

Consolidated balance sheets

                                                                            March 31,       March 31,
                                                                                 2003            2002
                                                                          -----------     -----------
Long term liabilities under Canadian basis                                $        --     $        --

b) Put option adjustment                                                       49,500              --
                                                                          -----------     -----------

Long term liabilities under U.S. basis                                    $    49,500     $        --
                                                                          ===========     ===========

Deferred compensation under Canadian basis                                $        --     $        --

a) Adjustment for deferred consulting expense related to stock options
    issued to outside consultants                                              39,301          41,818
                                                                          -----------     -----------

Deferred compensation under U.S. basis                                    $    39,301     $    41,818
                                                                          ===========     ===========

Capital stock under Canadian basis                                        $ 2,916,237     $ 3,083,776

a) Adjustment for prior year consulting expense related to stock
    options issued to outside consultants                                      97,583         104,295

a) Adjustment for deferred consulting expense related to stock
    Options issued to outside consultants                                      (2,517)         (6,712)

b) Put option adjustment                                                      (49,500)             --
                                                                          -----------     -----------

Capital stock under U.S. basis                                            $ 2,961,803     $ 3,181,359
                                                                          ===========     ===========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

17. Differences between Canadian and U.S. generally accepted accounting principles and practices (Continued)

                                                                            March 31,     March 31,
                                                                                 2003          2002
                                                                            ---------     ---------
Deficit under Canadian basis                                                $(382,486)    $(787,070)

a) Adjustment for compensation and consulting expense related to
    stock options issued to outside consultants                               (55,765)      (55,765)
                                                                            ---------     ---------

Deficit under U.S. basis                                                    $(438,251)    $(842,835)
                                                                            =========     =========

Additional paid in capital under Canadian basis                             $      --     $      --

a) Adjustment for prior year consulting expense related to stock options
    issued to outside consultants                                              97,583       104,295

a) Adjustment for deferred consulting expense related
    to stock options issued to outside consultants                             (2,517)       (6,712)
                                                                            ---------     ---------

Additional paid in capital under U.S. basis                                 $  95,066     $  97,583
                                                                            =========     =========

Consolidated statements of operations

                                                       Year Ended       Year Ended      Year Ended
                                                        March 31,        March 31,       March 31,
                                                             2003             2002            2001
                                                         --------      -----------       ---------
Net earnings (loss) under Canadian basis                 $404,584      $(1,037,146)      $(583,992)

a) Adjustment for current year compensation and
    consulting expense related to stock options
    issued to outside consultants                              --               --         (31,854)
                                                         --------      -----------       ---------

Net earnings (loss) under U.S. basis                     $404,584      $(1,037,146)      $(615,846)
                                                         ========      ===========       =========

Earnings (loss) per common share, basic and diluted
under U.S. basis                                         $   0.03      $     (0.07)      $   (0.04)
                                                         ========      ===========       =========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

17. Differences between Canadian and U.S. generally accepted accounting principles and practices (Continued)

Consolidated statements of cash flows

                                                       Year Ended        Year Ended        Year Ended
                                                        March 31,         March 31,         March 31,
                                                             2003              2002              2001
                                                        ---------       -----------       -----------
Cash derived from (applied to)

   Operating
      U.S. basis net earnings (loss)                    $ 404,584       $(1,037,146)      $  (615,846)
      Consulting expenses related to stock options             --                --            31,854
      Depreciation and amortization                        72,884            87,270            82,616
      Gain on disposal of assets                               --           (25,596)               --
      Write-down of assets held for disposal                   --           180,102                --
      Change in non-cash operating working capital       (455,111)         (412,182)         (368,312)
                                                        ---------       -----------       -----------

   Operating under Canadian and U.S. basis              $  22,357       $(1,207,552)      $  (869,688)
                                                        =========       ===========       ===========

   Financing under Canadian and U.S. basis              $(917,354)      $   852,239       $ 2,685,293
                                                        =========       ===========       ===========

   Investing under Canadian and U.S. basis              $ 283,323       $   521,749       $(1,240,689)
                                                        =========       ===========       ===========

Recent accounting pronouncements

Foreign currency and hedging

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13") which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's years ending on or after August 1, 2003. Effective August 1, 2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company does not currently have any hedging relationships.

Disposal of Long-Lived Assets and Discontinued Operations

In December 2003, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with generally accepted accounting principles in the Unites States of America ("US GAAP"). The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

      o a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

      o a long-lived asset can only be classified as held for sale if certain criteria are met;

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

17. Differences between Canadian and U.S. generally accepted accounting principles and practices (Continued)

Recent accounting pronouncements (continued)

      o an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

      o a loss recognized on classification of an asset as held for sale does not include future operating losses;

      o discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

      o the income statement presentation of discontinued operations is unchanged; and

      o various disclosures related to the disposal of long-lived assets is required.

The Company is currently assessing the impact of Handbook Section 3475 on its financial position and results of operations.

Accounting for Severance and Termination Benefits

In March 2003, the Emerging Issues Committee of the CICA ("EIC") issued EIC Abstract 134 for Accounting for Severance and Termination Benefits, which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement. The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003. This Abstract harmonizes Canadian GAAP and US GAAP.

Costs associated with exit or disposal activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 Accounting for Costs Associated with Exit or Disposal Activities ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability was recognized at the date of an entity's commitment to an exit plan. This is substantially consistent with the CICA EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). The Company is currently assessing the impact of FAS 146 and EIC Abstract 135 on its financial position and results of operations.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

17. Differences between Canadian and U.S. generally accepted accounting principles and practices (Continued)

Recent accounting pronouncements (continued)

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. The Company does not have any guarantees under these standards.

Variable interest entities

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("VIE's") ("FIN 46") which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company's exposure (variable interests) to the economic risk and the potential rewards from a VIE's assets and activities are the best evidence of a controlling financial interest. VIE's created after January 31, 2003 must be consolidated immediately. VIE's existing prior to February 1, 2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements. The Company has not yet determined whether it has any VIE's which will require consolidation.

Derivatives and hedging activities

In April 2003, the FASB issued SFAS No, 149 "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies accounting for SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition of an underlying hedge to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements. This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003. The Company will adopt the provisions of SFAS No. 149 for U.S. GAAP purposes on April 1, 2003 and will adopt the provisions of CICA EIC 128 on April 1, 2004 and is currently assessing the impact, if any, that the adoption of SFAS No, 149 will have on its results of operations and financial position.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

17. Differences between Canadian and U.S. generally accepted accounting principles and practices (Continued)

Recent accounting pronouncements (continued)

Liabilities and equity

On May 15, 2003, the FASB issued Statement No, 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some instances) three classes of freestanding financial instruments that embody obligations for the issuer.

Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company will adopt the provisions of the Statement on July 1, 2003. The Company is currently assessing the impact of the new standard.

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

In March 2003, the CICA issued Handbook Section 3110, Asset Retirement Obligations, with the intent of harmonizing Canadian GAAP with U.S. GAAP. Effective for fiscal periods beginning on or after January 1, 2004, the Section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operations of the assets. For example, the Handbook Section applies to removal of plant and equipment from leased property upon termination of the lease.

The Company is in the process of assessing the impact of Handbook Section 3110, the impact of which will reflect obligations in existence at the time of adoption.

Allura International Inc.
Consolidated Schedules of Administrative and Selling and
Delivery Expenses
(expressed in Canadian dollars)
Years Ended March 31

                                              2003           2002           2001
--------------------------------------------------------------------------------

Administrative
   Alarm and security                   $    4,373     $    4,907     $    7,902
   Automobile                                2,420         20,888         12,151
   Bad debts (recovery)                     49,341         32,267        114,513
   Capital tax                               7,724         25,406         20,171
   Charitable donations                     10,100            100            200
   Consulting                              106,436         88,240        119,315
   Insurance                               193,929        139,567         73,529
   Legal and accounting                     80,960        134,850        324,342
   Management fees (Note 12)                    --             --         12,600
   Office and miscellaneous                146,157        133,623        209,766
   Rent                                    177,956        182,131        171,846
   Salaries and wages                    1,525,710      1,625,318      1,619,551
   Telephone                                30,054         33,584         42,416
   Travel                                   34,072         63,261         99,187
                                        ----------     ----------     ----------

                                        $2,369,232     $2,484,142     $2,827,489
                                        ==========     ==========     ==========

Selling and delivery
   Marketing                            $  239,864     $  241,131     $  296,841
   Freight and shipping                    197,501        173,214        164,095
   Sales commission                        213,755        128,580        190,664
   Selling                                 512,268        566,141        579,678
                                        ----------     ----------     ----------

                                        $1,163,388     $1,109,066     $1,231,278
                                        ==========     ==========     ==========

ITEM 18. FINANCIAL STATEMENTS

      The Company has elected to report under Item #17.

ITEM 19. EXHIBITS

1.1 Certificate of Incorporation of the Company (incorporated by reference from Exhibit 1.1 to the Company's Registration Statement on Form 20-F, File No. 0-30228 (the "Registration Statement"));

1.2 By-laws of the Company (incorporated by reference from Exhibit 1.2 to the Registration Statement);

1.3 Articles of Amendment of the Company (incorporated by reference from Exhibit 1.3 to the Registration Statement);

1.4 Certificate of Amendment of the Company (incorporated by reference from Exhibit to the Registration Statement);

1.5 Certificate of Change of Name (incorporated by reference from Exhibit 1.5 to the Registration Statement);

4.1 Shareholders Agreement (incorporated by reference from Exhibit 4.1 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000);

4.2 Investment Agreement (incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000);

4.4 Lease for 1555 West 8th Avenue (incorporated by reference from Exhibit 4.3 to the Annual Report on Form 20-F for the fiscal year ended March 31,
      2000) and Lease for Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6, (Attached);Stock Option Plan (incorporated by reference from Exhibit 4.4 to the Annual Report on Form 20-F for the fiscal year ended March 31,
      2000);

4.5 Mutual Release and Settlement Agreement dated May 1,2002 by and among, Allura International, Bygo, Inc. and MacDonald Dettwiler and Associates, Ltd., and certain other parties thereto;

7.0 List of Subsidiaries (incorporated by reference from Exhibit 7.0 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000).

31.1  Section 302 Certification by C.E.O.

31.2  Section 302 Certification by C.F.O.

32.1  Section 906 Certification by C.F.O.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                                Allura International, Inc.


                                                /s/ "Jeremy Bowman"

      Dated: October 14, 2003                   Jeremy Bowman, President & CEO
      Vancouver, British Columbia
      Canada

                            ALLURA INTERNATIONAL INC.

                             Index to Exhibits Filed

1.1 Certificate of Incorporation of the Company (incorporated by reference from Exhibit 1.1 to the Company's Registration Statement on Form 20-F, File No. 0-30228 (the "Registration Statement"));

1.2 By-laws of the Company (incorporated by reference from Exhibit 1.2 to the Registration Statement);

1.3 Articles of Amendment of the Company (incorporated by reference from Exhibit 1.3 to the Registration Statement);

1.4 Certificate of Amendment of the Company (incorporated by reference from Exhibit 1.4 to the Registration Statement);

1.5 Certificate of Change of Name (incorporated by reference from Exhibit 1.5 to the Registration Statement);

4.1 Shareholders Agreement (incorporated by reference from Exhibit 4.1 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000);

4.2 Investment Agreement (incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000);

4.3 Lease for 1555 West 8th Avenue (incorporated by reference from Exhibit 4.3 to the Annual Report on Form 20-F for the fiscal year ended March 31,
      2000). Lease for Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6, (Attached);

4.4 Stock Option Plan (incorporated by reference from Exhibit 4.4 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000);

4.5 Mutual Release and Settlement Agreement dated May 1, 2002, by and among Allura International, Bygo Inc., MacDonald Dettwiler and Associates Ltd. and certain other parties thereto.

7.0 List of Subsidiaries (incorporated by reference from Exhibit 7.0 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000).

31.1  Section 302 Certification by C.E.O.

31.2  Section 302 Certification by C.F.O.

32.1  Section 906 Certification by C.F.O.