Form 20-F
period 2004-03-31
ALLURA INTERNATIONAL INC
filed 2004-10-15
CIK 1082741

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the Fiscal Year Ended March 31, 2004

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED): For the transition period from_______to_______.

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

Number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 2004: 15,240,302 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes |X| No|_|

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 |X| Item 18 |_|

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court: Yes |_| No |_|


                                  Page 1 of 81
Form 20F Fiscal 2004

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisers.............   3
Item 2.   Offer Statistics and Expected Timetable...........................   3
Item 3.   Key Information...................................................   3
Item 4.   Information on the Company........................................  11
Item 5.   Operating and Financial Review and Prospects......................  22
Item 6.   Directors, Senior Management and Employees........................  32
Item 7.   Major Shareholders and Related Party Transactions.................  36
Item 8.   Financial Information.............................................  40
Item 9.   The Offer and Listing.............................................  40
Item 10.  Additional Information............................................  41
Item 11.  Quantitative and Qualitative Disclosures about Market Risk........  47
Item 12.  Description of Securities other than Equity Securities............  49

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies...................  49
Item 14.  Material Modifications to the Rights of Security Holders
            and Use of Proceeds.............................................  49
Item 15.  Controls and Procedures...........................................  49
Item 16A  Audit Committee Financial Expert..................................  50
Item 16B. Code of Ethics....................................................  50
Item 16C. Principal Accountants Fees and Services...........................  51
Item 17.  Financial Statements..............................................  51
Item 18.  Financial Statements..............................................  75
Item 19.  Exhibits..........................................................  75
          Signatures........................................................  76
          Index to Exhibits Filed...........................................  77

Form 20F Fiscal 2004

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1933, and accordingly, the information called for in Item 1 is not required. Please refer to "Item 6 - Directors, Senior Management and Employees -Directors and Senior Management".

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1933, and accordingly, the information called for in Item 2 is not required.

ITEM 3. KEY INFORMATION

A. Selected Financial data.

      The following table sets forth, for the periods and the dates indicated, selected financial and operating data for Allura International Inc. ("Company" or "Allura" or "Allura Group"), for the fiscal years ended March 31, 2004, 2003, 2002, 2001 and 2000. This information should be read in conjunction with the Company's Financial Statements and Notes thereto, and "Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To date, the Company has not paid any dividends on its common shares. The Company's policy at the present time is to retain earnings for corporate purposes. The payment of dividends in the future will depend on the earnings and financial condition of the Company and such other factors as the Board of Directors of the Company may consider appropriate. Since the Company is currently in an expansion stage, it is unlikely that earnings will be available for payment of dividends in the near future.

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

      The following tables set forth information in Canadian dollars.

Form 20F Fiscal 2004

------------------------------------------------------------------------------------------------------
                                      2004          2003          2002           2001           2000
------------------------------------------------------------------------------------------------------
Net Sales                      $16,677,588   $17,613,486   $15,220,387    $15,934,093    $15,716,965
------------------------------------------------------------------------------------------------------
Gross profit                   $ 4,520,794   $ 4,605,905   $ 3,573,847    $ 4,198,841    $ 4,225,703
------------------------------------------------------------------------------------------------------
Net Income (Loss)              $   333,781   $   404,584   $(1,037,146)   $  (583,992)   $  (222,769)
------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common
Share (1)                      $      0.02   $      0.03        ($0.07)        ($0.04)        ($0.02)
------------------------------------------------------------------------------------------------------
Outstanding shares (1)          15,240,302    15,240,302    15,355,055     15,355,055     13,429,868
------------------------------------------------------------------------------------------------------
Total Assets                   $11,539,964   $12,285,925   $13,624,443    $12,644,535    $11,193,082
------------------------------------------------------------------------------------------------------
Working Capital                $ 2,637,663   $ 2,250,619   $ 1,825,796    $ 1,763,449    $   906,377
------------------------------------------------------------------------------------------------------
Long Term Liabilities                   --            --            --             --             --
------------------------------------------------------------------------------------------------------
Total Liabilities              $ 8,672,432   $ 9,752,174   $11,327,737    $ 9,310,683    $ 9,001,595
------------------------------------------------------------------------------------------------------
Non Controlling Interest                --            --            --             --             --
------------------------------------------------------------------------------------------------------
Shareholder's Equity           $ 2,867,532   $ 2,533,751   $ 2,296,706    $ 3,333,852    $ 2,191,487
------------------------------------------------------------------------------------------------------
Dividends declared per share            --            --            --             --
------------------------------------------------------------------------------------------------------

(1) The information in this table has been retroactively restated to reflect a 2 for 1 split during 2000 of the Company's shares.

CURRENCY EXCHANGE RATE INFORMATION

            The Company's accounts are maintained in Canadian dollars. In this Annual Report all dollar amounts are expressed in Canadian dollars except where otherwise indicated. The rate of exchange means the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a calendar year. We do not represent that the Canadian dollar or the US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be at any particular rate, the rates set forth below, or at all.

      (a) On August 31, 2004, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank was $1.00 US = $1.3166 Canadian.

Form 20F Fiscal 2004

      (b) The following table sets forth the high and low exchange rates for each month during the previous six months:

                            Canadian Dollar/US Dollar

         Month                                  Low              High

         August 2004                          $1.2964          $1.3314
         July 2004                            $1.3082          $1.3353
         June 2004                            $1.3407          $1.3772
         May 2004                             $1.3702          $1.3970
         April 2004                           $1.3095          $1.3711
         March 2004                           $1.3100          $1.3480

      (c) The following table sets forth the average rates for each period, calculated by using the average of the exchange rates on the last day of each month during the period:

                            Canadian Dollar/US Dollar

         Fiscal Year Ended                                Average Rate

         March 31, 2004                                     $1.3491
         March 31, 2003                                     $1.5447
         March 31, 2002                                     $1.5638
         March 31, 2001                                     $1.5360
         March 31, 2000                                     $1.4871

B.    Capitalization and indebtedness.

      This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1933, and accordingly, the information called for in this
      Item 3.B is not required

C.    Reasons for the offer and use of proceeds.

            This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1933, and accordingly, the information called for in Item 3.C is not required.

Form 20F Fiscal 2004

Risk Factors.

            The Company's business is subject to a number of risk factors that are set forth below. Additional risks and uncertainties not now known to us or that we think are immaterial may also adversely impact or impair our business. If any of the following risks actually occur, our business, results of operations, or financial condition would likely suffer.

Since most of the Company's products are manufactured by outside manufacturers, the loss of one or more of these suppliers as well as any damages to materials held by the suppliers to make the Company's products may adversely affect the Company's business.

      Outside manufacturers manufacture all of the Company's products, in whole or in part. These outside manufacturers typically are small to medium-sized, privately owned companies. During fiscal 2004, Company purchased gold and silver products from over 158 suppliers, with the five largest suppliers accounting for approximately 29% of the Company's total purchases. In the diamond jewellery, loose stone and coloured stone area, the company purchased products from approximately 25 suppliers, while the five largest suppliers accounted for 60% of the Company's total purchases. Historically, a substantial portion of the Company's purchases have been concentrated with a relatively small number of suppliers, accordingly, the loss of any supplier would have a material adverse effect on its business.

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

Form 20F Fiscal 2004

The Company's business may be adversely affected if it were to lose the services of Mr. Jeremy Bowman and/or other key employees.

      The Company's business is substantially dependent on the efforts and abilities of Jeremy Bowman, its Chief Executive Officer. The loss of Mr. Bowman's services may have a material adverse effect on the Company's business. The Company is currently negotiating an employment agreement with Mr. Bowman; however, it has not yet been finalized. The Company does not maintain any key man life insurance on Mr. Bowman's life. The Company is also negotiating an employment agreement with Mr. Thomas Weckman, President of ADL, which has not yet been finalized. There are no assurances that agreements currently being negotiated will be finalized.

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

      The Company has no long-term contractual relationships with any of its customers nor is any of the Company's customers subject to any contractual provisions or other restrictions, which preclude them from purchasing products from the Company's competitors. As a gesture of good will the Company provides a stock balancing service, primarily to large retailers, in order to assist them with maintaining inventory levels in an efficient way. Stock balancing transactions involve taking back products for resorting and redistribution to other stores within the retailers group.

The Company's operations are subject to significant influence by a stockholder.

      Each of Jeremy Bowman, the Company's Chief Executive Officer, and Sheila Bowman, a Company Director and Chairperson of the Audit Committee, owns 462,500 shares of the Company's common stock, which represents, in the aggregate, 6% of the Company's issued and outstanding common stock. In addition, the Bowman Family Trust, of which Mrs. Bowman and her children are beneficiaries

Form 20F Fiscal 2004
and of which Mr. Bowman is one of the three trustees owns 5,325,000 shares of the Company's common stock, representing approximately 35% of the Company's issued and outstanding common stock. Mr. Bowman directly owns approximately 3% of the Common Stock. Accordingly, because of his stock ownership and positions with the Company, Mr. Bowman will be able to significantly influence all matters requiring approval of the Company's shareholders, including the election of directors and the approval of mergers or other business combinations.

Stockholders may find it difficult to sell their shares since there is no market for the Company's Common Stock.

      There is no current trading market for the shares of the Company's Common Stock and there can be no assurance that a trading market will develop, or, if such a trading market does develop that it will be sustained. The shares of the Company's Common Stock, to the extent that a market develops for the shares of the Company's Common Stock at all, of which there can be no assurance, will likely appear in what is customarily known as the "pink sheets" or on the NASDAQ Bulletin Board, which may limit the marketability and liquidity of the shares of the Company's Common Stock. Thus, stockholders may find it difficult to sell their shares. To date, neither the Company nor anyone acting on its behalf has taken any affirmative steps to request or encourage any broker/dealer to act as a market maker for the Company's Common Stock. Further, there have been no discussions or understandings, preliminary or otherwise, between the Company or anyone acting on its behalf and any market maker regarding the participation of any such market maker in the future trading market, if any, for the Company's Common Stock.

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

      The United States Securities and Exchange Commission (the "Commission") adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least US$2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least US$5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least US$6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of US$5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of the Company's Common Stock, assuming a market were to develop therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity

Form 20F Fiscal 2004
for the Company's Common Stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's Common Stock and the ability of stockholders to sell their securities in the secondary market.

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

      There are presently issued and outstanding 15,240,302 shares and an additional 3,000,000 shares reserved for issuance upon the exercise of 2,357,500 options; all but 429,868 of which, are "restricted securities" as that term is defined under the Securities Act of 1933, as amended (the "Act"), and in the future may be sold in compliance with Rule 144 of the Act, pursuant to an a Registration Statement filed under the Act, or other applicable exemptions from registration thereunder. Rule 144 provides, in essence, that a person holding restricted securities for a period of one year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to one percent of the Company's outstanding Common Stock every three months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information is deemed available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of the Company and who has satisfied a two-year holding period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a Registration Statement filed under the Act, might have a depressive effect on the market price of the Company's Common Stock in any market that may develop for such shares.

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

Form 20F Fiscal 2004

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

Recently Enacted And Proposed Changes In Securities Laws And Regulations Are Likely To Increase Our Costs.

      In July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 ("SOX"). The purpose of the SOX is to, among other things, protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws. We expect these developments to increase the legal and financial compliance costs, and to make some activities more difficult. For example, we expect these developments to make it more difficult and more expensive for public companies to obtain director and officer liability insurance. These developments could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on an audit committee, and qualified executive officers. We are presently evaluating and monitoring

Form 20F Fiscal 2004
regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result. Furthermore, proposed changes in the accounting rules, including legislative and other proposals to account for employee stock options as compensation expense, could increase the expenses that we report under GAAP and adversely affect our operating results. While we will endeavor to establish the requisite procedures and structure our corporate governance in accordance with SOX and the rules and regulations issued by the SEC thereunder, we cannot assure you that we will be successful in this regard or that the costs we incur in doing so will not prove exorbitant.

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

Form 20F Fiscal 2004

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

      The Company's mass marketing jewelry operations are conducted through IBB, while ADL's primary focus is the independent jewelry sector.

The Activities of IBB

      As the "average" Canadian gold importer will normally only buy what is available from the manufacturers, IBB believes that it is different, in that it has most of its products manufactured distinctly to its own specifications. IBB has created a niche for its products through innovative selling and display techniques and through the use of trade marked names, such as Dreamcatchers(TM), Little Loves Gold Jewellery(TM), Golden Moments(TM), Earresistables(TM), Tuscany Gold Collection(TM), and Tuscany Silver(TM).

The range of products that IBB sells consists mainly of chains, bracelets, bangles, and earrings in 10, 14 and 18 karat gold. IBB also markets silver jewelry to major retailers and jewelry chains.

      IBB's sales are divided approximately 82% to major retail and jewelry store chains and 18% to independent jewelry stores. IBB has created a strong and resourceful management team and continues to invest more to develop and improve on management information systems and computer equipment. This strategy has built a strong management infrastructure, which is ready to handle possible expansion throughout the North American markets.

The Activities of ADL

      ADL was established in 1994 as a premier diamond house to market finished diamond jewelry and loose diamonds. ADL currently specializes in finer diamond jewelry.

Form 20F Fiscal 2004

      ADL sales are divided approximately 16% to major retail and jewelry store chains and 84% to independent jewelry stores. ADL's lower priced diamond jewelry to major retailers is marketed through IBB. In 2002, ADL incorporated the "Canadian Diamond" into its range of products. Then in 2004 ADL introduced a new "Diamond Collection Certificate" certifying rings within this product category as a true Canadian made product. This certificate accompanies all products within the "Hearts and Arrows" and "Ideal Cut Diamond" collections.

The Activities of Bygo

      Bygo was established in May 2000 to operate Allura's Internet Commerce business, which comprises of a business-to-business and business-to-consumer e-commerce service. Bygo's e-commerce business provides a catalog based web site for suppliers in the jewelry and giftware industry to facilitate online business transactions.

      Since its inception, Bygo has earned minimal revenues by primarily devoting its efforts and resources to develop the software and hardware necessary to execute its business plan. Bygo operates as an on-line e-commerce facilitator of jewelry, paper goods and giftware distribution.

The Allura Group

      The Allura Group offers its customers a large selection of jewelry styles, consistent product quality, prompt delivery of product orders and provides a wide range of specialized services. The Company's retail customers include The Bay, Wal-Mart Canada Corp., Zellers Inc., Sears Canada Ltd., Ben Moss Jewellers and Charm Diamond Centres. These customers are among the Company's largest customers, accounting for approximately 61% of the Company's net sales in fiscal 2004, 58% in fiscal 2003 and 56% in fiscal 2002. They are representative of the customers to which the Jewellery Division's marketing efforts are directed. The Company continues to expand its customer base.

      While the Allura Group focused its primary marketing efforts on a relatively small number of retailers, in fiscal 2004, sales were made to approximately 600 customers; with over 1400 retail locations, and with no single customer accounting for more than approximately 21% of net sales. The Company's six largest customers accounted for approximately 61% of sales in fiscal 2004, 58% in fiscal 2003 and 56% in fiscal 2002.

      The Company does not have any long-term contractual arrangements with any of its customers; and any of its customers may purchase similar products from the Company's competitors.

Marketing Philosophy

      In implementing its business strategy, the Company originally introduced the idea of "concept selling," whereby a group of products, effectively a collection of jewelry, could be offered to a customer as a complete concept, including a full merchandise package. With a master assortment in place, the Allura Group, through discussions with the customers regarding their respective market demographics and

Form 20F Fiscal 2004
prior marketing successes and failures, is able to tailor a unique collection of merchandise to suit the individual needs of each customer. As the customer's individualized collection is assembled, the Company's professional team of experts develops innovative displays together with complementing marketing material that will assist the retailer to execute its sales plan. The Allura Group's staff follow up with telephonic and in persons conferences and discussions, fine tuning and refining the program on a continuing basis to ensure an ongoing positive relationship with customers.

Industry Background

Gold Jewelry

According to the World Gold Council, retail sales of karat jewelry in North America for 2003 were US$16.3 billion. Dollar sales in 2003 increased by 2.54% from the previous year (2002 US$ 15.9 billion), and by 1.99% from 2001 to 2002 (2001 US$15.6 billion). Unit volume grew by 3.92% to 214,389 million in 2003 from 206,306 million in 2002, and by 3.67% in 2002 from 199,004 million in 2001. Gold jewelry sales have achieved a three-year growth rate of 12.27% in number of unit terms (from 190,957 million to 214,389 million) and 6.72% in dollar terms (from 15.3 billion to 16.3 billion) between December 2000 and December 2003.

In 2003, dollar value growth was up by 2.5% over the previous year with Non-Store retail leading the way in sales growth (+3.9%), followed by Mass Merchants (+3.6%), Jewelry Stores (+2.3%) and then Department Stores (+1.3%). For the year, Jewelry stores accounted for 49.3% of all retail dollar value sales (US$8,054,530), while Mass Merchandisers were 22.5% (US$3,688,152) and Department Stores were 19.1% (US$3,120,431).

Diamonds

According to the Diamond Promotion Services 2003 North American (US and Canada) retail sales of diamond jewelry (defined as jewelry containing at least one diamond; regardless of size, and including diamond watches) was 29.8 billion. This was a 6.2% increase over the 2002 retail sales number, and an 11.8% increase over the 2001 number.

In volume terms, 44.1 million pieces of diamond jewelry were sold in the US in 2003, which is a 5.4% increase over 2002 and a 16.6% increase over 2001. (Note: no volume data is available for Canada)

US sales by outlet. 75% by independent and small chain jewelry stores (under 30 stores) and by large chain Jewelers (30 plus stores). The remaining 25% is distributed among discounters, department stores (national and regional), other retail outlets, Internet and TV shopping.

In terms of sales, independent and small chains accounted for almost half of the value in 2003, however they are loosing their market share to larger chains. Larger chains experienced an 18% increase in the value of their market share in 2003 over 2002.

The largest area of growth in terms of style was seen in three-stone diamond jewelry, with sales up 75% in 2003 over the same period in 2002. Diamond necklaces also experienced strong growth in 2003, up 14%.

Internet Business to Business

Bygo provides a turnkey service for wholesale suppliers and retailers of jewelry, giftware, and related product categories. Suppliers will outsource catalogue creation, order transmission, purchasing

Form 20F Fiscal 2004
facilitation and associated services to Bygo. This centralization of services will enable suppliers and retailers, who may not otherwise have the capacity to do so, to participate in the Internet marketplace and take advantage of the potential benefits offered by e-commerce.

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

Form 20F Fiscal 2004

      Product Diversity, Innovation and Value Pricing. The Company seeks to provide its customers with a full line of high quality gold jewelry products that incorporate traditional styles and designs. While the Company regularly updates its product lines and offers new products, it seeks to avoid designs incorporating high fashion trends that are expected to have short life cycles. The Company currently offers approximately 1,400 styles of chains, earrings, bracelets and rings. The Company's products are moderately priced, with the majority of its products retailing at prices between $30 and $800, and the relatively more expensive product line offered by ADL are intended to appeal to consumers who are value-conscious as well as fashion-conscious. IBB has made inroads into the silver jewelry market by securing programs with various customers. The Company currently offers approximately 54 styles of silver product. A principal focus of the Company's design program is to maximize the perceived value of the Company's products through design and manufacturing innovations that enhance the appearance of its jewelry without corresponding increases in product costs. The Company also works closely with major customers to develop products, which are sold exclusively by those customers.

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

Sales and Marketing

            The Company's sales and marketing operations are directed at retail stores of all types and sizes such as department stores, catalogue retailers, mass merchants, major discounters, major jewelry retailers and independent jewelry stores. The Company's retail customers include The Bay, Wal-Mart Canada Corp., Zellers Inc., Sears Canada Ltd., Ben Moss Jewellers and Charm Diamond Centres. These customers are among the Company's largest customers, accounting for approximately 61% of the Company's net sales in fiscal 2004, 58% in fiscal 2003 and 56% in fiscal 2002. The company had three (2003: two) customers, sales to each of whom exceeded 10% of the total sales. They are representative of the customers to which the Jewellery Division's marketing efforts are directed. The Company continues to expand its customer base.

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

      In addition to prompt and reliable order fulfillment, the Company offers a wide variety of customer support services designed to meet the individual needs of its customers. The Company targets large retailers who require a high level of service, and the Company seeks to build long-term relationships by making it convenient and cost-effective for customers to rely on the Company for essential services. For many of these customers, the Company prepackages, price-tags and bar codes individual pieces of

Form 20F Fiscal 2004
jewelry and then ships an assortment of many prepackaged items to individual retail locations. Other services provided by the Company include advertising and merchandising support and, point of sale displays.

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

      Marketing of the Company's products is conducted through its offices in Vancouver and Halifax. The Company also has a National Sales Manager for major accounts in Toronto, a National Independent Sales Manager, and five regional independent customer service representatives who market to retail customers. In addition, the Company's products are promoted through the use of the Internet, brochures and trade show exhibitions. The Company does not advertise its products directly to consumers.

      Prices charged to individual customers vary based on the services required by the customer and the customer's sales volume. Most sales are made under terms that require payment to the Company of the full purchase price within 90 days of the date of invoice. During the Christmas holiday season, payment terms for certain customers may be extended. The Company also makes sales on a consignment basis (transactions in which products are delivered to customers for more than 90 days under terms which permit the customer to defer paying for the products until they are sold to its customers and allows them to return any unsold product). The amount of consignment sales in the past three fiscal years was approximately $4.4 million per year.

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

      While the Company sold its products to approximately 600 customers in fiscal 2004, sales of the Company's six largest customers accounted for approximately 61% of sales in fiscal 2004 and 58% in fiscal 2003 and 56% in fiscal 2002. A specific breakdown of the Company's total revenues by segment of activity for each of the last three fiscal years are included in Note 15 to the Company's consolidated financial statements set forth herein in Item 17. All of the Company's active customers are Canadian except Zales Corporation.

Products

      The Company seeks to provide its customers with a full line of high quality 10, 14 and 18 karat gold, silver jewelry and diamond jewelry products that incorporate traditional styles and designs. While the Company regularly updates its product lines and offers new products, it seeks to avoid designs incorporating high fashion trends that are expected to have short life cycles. The Company currently offers approximately 1,400 styles of chains, earrings, bracelets and rings. The Company's products are

Form 20F Fiscal 2004
moderately priced, with the majority of its gold products retailing at prices between $30 and $800 and are intended to appeal to consumers who are value-conscious as well as fashion-conscious. Through ADL, the Company sells items of relatively higher price points, which will extend to an average high of $2,500.

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

      The Company's product line includes approximately 840 karat gold, 350 diamond and colored stone and 54 sterling silver products that are a regular part of its product line. These products are traditionally designed diamond and colored stone set items, karat gold and sterling silver chains and other jewelry products for which there has been consistent demand. The Company continually strives to update the balance of its product line with innovative, new styles. New styles primarily are introduced at the beginning of each calendar year, and replace older styles whose performance has declined. The Company closely monitors sales of its new styles and promptly discontinues any style that fails to achieve desired sales levels.

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

Purchasing

      The Company purchases finished products from suppliers located principally in North America,

Form 20F Fiscal 2004
the Middle East, the Far East and the European Economic Community ("EEC"). The principal items purchased by the Company through IBB are machine and handmade gold and silver chains; other gold and silver items purchased as finished goods include rings, bracelets, bangles, lockets, earrings, pendants and charms. The principal items purchased by the Company through ADL are loose diamond stones and finished goods, including rings, bracelets, pendants and earrings........

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

      During fiscal 2004, the Company purchased gold and silver jewelry products from approximately158 suppliers. The largest supplier accounted for approximately 12% of the Company's total purchases, and the five largest suppliers accounted for approximately 29%. In the diamond jewelry, loose stone and coloured stone area, the company purchased products from approximately 25 suppliers. The largest supplier accounted for approximately 25% of the Company's total purchases, with the five largest suppliers accounting for 60%.

      Although a substantial portion of the Company's purchases are concentrated within a relatively small number of suppliers, the Company does not believe the loss of any one supplier would have a material adverse effect on its business. Alternative sources of supply for the finished goods purchased by the Company are available. The Company has no long-term contractual relationship with any of its suppliers

      In order to maintain consistent product quality, the Company carefully selects its suppliers and continually monitors the quality of their performance. The Company has strict internal control procedures of all jewelry from inspecting all materials sent and received from outside suppliers, monitoring the location and status of all inventory to ensuring government rules and regulations are followed through the entire purchasing and receiving process. A complete physical inventory of gold, silver and gemstones is taken at the Company's distribution and administrative facilities on an annual basis.

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

Competition

      The jewelry industry in North America is highly fragmented and characterized by a large number of small to medium-sized manufacturers, wholesalers and distributors. The Company's business is highly competitive, and the Company's competitors include domestic and foreign jewelry manufacturers,

Form 20F Fiscal 2004
wholesalers and importers who may operate on a national, regional or local scale.

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

      The Company believes its primary competitors for IBB to include PAJ Canada (Canada and USA), Bel-Oro (Canada and USA), Chateau D'Argent (Canada) and R & B Manufacturing (Canada and USA), and for ADL to include Corona (Canada and USA), Master Design (Canada and USA), A & A Jewel Star (Canada and USA), J.S.N (Canada and USA) and Libman (Canada and USA).

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

      IBB uses trademarks in the sale of some of its products to further create an exclusive identity for its customers. The following are some of the Canadian registered trademarks used: Dreamcatchers(TM), Little Loves Gold Jewellery(TM), Golden Moments(TM), Earresistables(TM), Tuscany Gold Collection(TM), and Tuscany Silver(TM).

            The Company has registered the trademark name bygo.com for its exclusive use in

Form 20F Fiscal 2004

Canada: BYGO.COM. The Company is in the process of registering the following trademark name for its exclusive use in the USA: BYGO.COM. Additionally, the Company has registered the following trademark names for its exclusive use in the USA: BYGO and BYGO.NET.

      The Company does not have, nor does it rely on patents to establish or protect its market position.

Employees

      At March 31, 2004, the Company employed twenty-six persons on a full time basis. As at August 31, 2004, there were twenty seven persons employed on a full time basis. As at August 31, 2004, there are twelve employees in finance and administration six in sales and merchandising, and nine in inventory warehouse. Four employees are employed in the Halifax office, one is employed in Toronto, and twenty two are employed in the Vancouver office. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

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

C.    Organizational Structure

      Please refer to "Item 4 - History of the Company - Corporate Structure" and "Business Overview."

D.    Property, plants and equipment.

Real Property

      The Company operates from leased premises in Vancouver and Halifax. The Company's Vancouver office is located on 1555 West 8th Avenue, Vancouver, B.C., V6J 1T5, Canada and the Halifax office is located on Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6, Canada.

Form 20F Fiscal 2004

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

A.    Operating Results

Fiscal 2004 v. Fiscal 2003

Sales for the fiscal year ended March 31, 2004 ("Fiscal 2004") were $16,677,588 compared to $17,613,486 for the fiscal year ended March 31, 2003 ("Fiscal 2003"), a decrease of $935,898 or 5.31%. The Fiscal 2004 sales decrease was primarily a result of:

      o     The discontinuation of a Major customers program

      o Economic factors which has resulted in conservative purchasing by both independent and Major customers

      o Tightening of credit policies to mitigate exposure to potential losses, primarily in the area of independent sales

Cost of sales for Fiscal 2004 was $12,156,794 with a gross margin of 27.1% compared to $13,007,581 with a gross margin of 26.2% for Fiscal 2003. The decrease in cost of sales of $850,787 or 6.54% was a result of decreased sales in Fiscal 2004. Gross margin percentage for the current year has improved

Form 20F Fiscal 2004
from the prior year. This percentage improved partly as a result of an increase in gold price and the improvement in the level of the Canadian Dollar.

General administrative costs increased by 7.12% or $168,715 from $2,369,232 in Fiscal 2003 to $2,537,947 in Fiscal 2004. The changes were primarily a result of:

      o Salaries and Wages: The Company hired additional accounting, sales and administration staff to manage the workload.

      o Higher accounting and legal fees associated with working towards compliance with more stringent regulatory requirements, and consultation in connection with a unconsummated acquisition as mentioned in Note 18, Subsequent Events, of the Notes to the Consolidated Financial Statements.

Bad Debts: In the prior year there was a significant recovery of previously written off accounts receivables relating to bad debts. In the current year there were no similar recoveries.

Selling and delivery expenses decreased by $140,013 or 12.03% to $1,023,375 in Fiscal 2004 from $1,163,388 in the prior year, as a result of:

      o     A reduction in commissionable sales

      o The discontinuation of a major program that previously incurred substantial delivery costs

      o Display costs were lower that in previous years as a result of there being no significant content changes to major programs

Interest and bank charges for Fiscal 2004 increased by 8.17% to $497,534 when compared to the Fiscal 2003 figure of $459,939.The change was primarily a result of:

      o The company paying an interest fee this year for a $1,000,000 standby letter of credit, which was used as a guarantee to our bank indebtedness.

Earnings before tax in Fiscal 2004 was $394,667 compared to $546,320 in Fiscal 2003. This decrease was substantially due to higher administrative expenses coupled with a reduction in sales for the year.

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

      Net earnings for the year of $333,781 reflect a decrease of $70,803 over last year's figure of $404,584.

Fiscal 2003 v. Fiscal 2002

      Sales for the fiscal year ended March 31, 2003 ("Fiscal 2003") were $17,613,486 compared to $15,220,387 for the fiscal year ended March 31, 2002 ("Fiscal 2002"), an increase of $2,393,099 or 15.72%. The Fiscal 2003 sales increase was primarily a result of:

      o addition of a few mid-size customers that generated large initial buys,

      o expansion of an existing major customers programs and introduction of such programs into

Form 20F Fiscal 2004
            additional stores of the customer, and

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

      o Travel Expenses: In Fiscal 2003 $34,072 was paid out in travel expenses compared to $63,261 in Fiscal 2002. This 46.1% decrease was due to the departure of the sales manager referred to above. In addition, another sales manager was not replaced when she was on maternity leave during the year; the position was covered with existing staff. This resulted in significant reductions in traveling costs to visit customers and attending trade

Form 20F Fiscal 2004
            shows.

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

Form 20F Fiscal 2004

      o Inventory balancing provided to a major customer in order to facilitate the future expansion of their current program and

      o A general slowdown in independent customers business during the year, which reflects current economic conditions.

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

Form 20F Fiscal 2004

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

B.    Liquidity and capital resources

      During fiscal year 2000 the Company completed a private offering of 214,934 common shares

Form 20F Fiscal 2004
from which it realized net proceeds of $128,960.

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

      During Fiscal 2003, the shares issued to MDA were returned to and cancelled by the Company as part of the Settlement Agreement discussed in ITEM 5
H. OPERATING AND FINANCIAL REVIEW AND PROSPECTS-Legal Proceedings.

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

      The put options are exercisable after July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The common share put options were outstanding as at September 30, 2004.

Bank Financing

      The Company's subsidiaries IBB and ADL (collectively the "Borrowers") currently have "Revolving Demand Loan" credit facilities ("Overdraft Loan") with HSBC to a combined maximum principal of $7,600,000. The credit facilities are subject to certain margin requirements as defined in the Overdraft Loan offer letter from HSBC dated July 14, 2000, amended on August 9, 2001, and subsequently amended on August 28, 2002, October 8, 2002, March 18, 2003, July 31, 2003, July 2, 2004 and July 19, 2004 collectively referred to as the Company's "Banking Agreement".

      The margin requirements as defined by the Banking Agreement are as follows:

Form 20F Fiscal 2004

      o 75% - 90% of eligible accounts receivable from IBB and ADL, margin amounts allowable in excess of 75% are required to be supported by the Company's credit insurance with Euler Hermes, effective August 1, 2004.

      o 50% of combined inventory of IBB and ADL to a maximum of $2,500,000 for the months November through June and $3,050,000 for the months of July through October, including a $1,000,000 sub-limit for ADL,

      o 50% of consignment inventory to a maximum of $1,500,000 with certain sub limits.

      o 100% of the sum of Acceptable Credit instruments including $1,000,000 presently on hand in support of a $4,000,000 guarantee from International Bullion & Metal Brokers (London) Ltd. and

      o Two shareholders guarantees limited to $400,000 each supported by collateral against real properties.

      The Company's borrowings bear interest at a rate equal to Canadian prime plus 1/8% on the first $1,000,000 and prime plus 1% on the balance of the facility. Interest on any borrowings is payable monthly. The Company is required to report to its bankers on a monthly basis.

      The Company's obligations under the Overdraft Loan are secured by a General Security Agreement creating a first security interest on all the assets of the Company and its subsidiaries, guaranteed by International Bullion & Metal Brokers (London) Ltd. limited to $4 million and supported by a Standby Letter of Credit for a minimum of $1,000,000 and two Guarantees by personal guarantors for the Borrowers, limited to $400,000 each. The personal guarantees are supported by mortgages on personal property.

      For the year ended March 31, 2004, the combined overdraft loan amounted to $5,360,432 The Company was in full compliance with its banking covenants as at March 31, 2004 as disclosed in Note 6 to the Financial Statements. The facility was renewed on July 19, 2004.

      The Company's account receivables net of allowances for doubtful accounts as at March 31, 2004 were $3,509,367 the balance in accounts receivable represented 21.04% of net sales for Fiscal 2004.

      The Company's inventory as at March 31, 2004 was $7,607,366 or 45.61 % of net sales for Fiscal 2004. Inventory is such a large percentage of sales because it reflects (i) the Company's commitment to ensure customers orders can be turned around in a short period from the time the order is placed with the Company to the time it is delivered, (ii) the increases in replenishment programs with customers, which the Company must ensure sufficient inventory is available at all times to achieve maximum ship value on each order and (iii) increase in consignment goods under consignment

Form 20F Fiscal 2004
agreements resulting from customers store and program expansion. ADL continues to expand and develop its product line to increase selection and availability in the market place.

      The Company's accounts payable and accrued liabilities as at March 31, 2004 were $2,290,188 for Fiscal 2004. The Company does not anticipate any difficulties in settling these obligations.

Except for anticipated aggregate lease payments for both IBB and ADL of approximately $174,598 over the next five years, the Company has no significant capital commitments as of August 31st 2004. The Company anticipates that cash flow from operations, as well as borrowings available under current Overdraft Loan Facilities will be sufficient to satisfy the operating needs for the next twelve months.

U.S. Generally Accepted Accounting Principles

      There are no material differences between Canadian GAAP and U.S. GAAP as applicable to the Company's operations and financial statements, including disclosure items, except as disclosed in note 17 to the Company's consolidated financial statements.

C.    Research and development, patents and licenses, etc.

      The Company does not conduct research and development and holds no patents or licenses.

D.    Trend Information

See "Item 4. - Information on the Company, - Part B., Business Overview"

E.    Off-Balance Sheet Arrangements

There are no known significant off-balance sheet arrangements other than those disclosed in Item 10 Section 3 under "Investment Agreement" and in a noted disclosure of our audited consolidated financial statements for the year ended March 31, 2004.

F.    Tabular Disclosure Of Contractual Obligations

The following table summarizes all of the outstanding obligations of the Company's continuing operations by the year that they become due. We expect to fund these obligations from operating income and equity/debt financing:

Form 20F Fiscal 2004

-----------------------------------------------------------------------------------------------------------------------
                                                                                  Payments due by period
                                                                -------------------------------------------------------
                                                                             Less
                  Contractual Obligations                                    than 1                         More than 5
                                                                   Total      year   1-3 years  3-5 years     years
-----------------------------------------------------------------------------------------------------------------------
[Long-Term Debt Obligations]
-----------------------------------------------------------------------------------------------------------------------
[Capital (Finance) Lease Obligations]
-----------------------------------------------------------------------------------------------------------------------
[Operating Lease Obligations]                                    $174,598             $131,698   $42,900
-----------------------------------------------------------------------------------------------------------------------
[Purchase Obligations]
-----------------------------------------------------------------------------------------------------------------------
[Other Long-Term Liabilities Reflected on the Company's
Balance Sheet under the GAAP of the primary financial
statements]
-----------------------------------------------------------------------------------------------------------------------
Total                                                            $174,598             $131,698   $42,900
-----------------------------------------------------------------------------------------------------------------------

G. Safe Harbor

      Some of the information in this prospectus contains forward-looking statements. Forward-looking statements represent our current expectations or forecasts of future events and are based on our management's beliefs, as well as assumptions made by and information currently available to them. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include the words "anticipate," "believe," "budget," "estimate," "expect," "intend," "objective," "plan," "probable" "possible," "potential," "project" and other words and terms of similar meaning in connection with any discussion of future operating or financial performances.

      Any or all of our forward-looking statements in this Form 20-F may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many of these factors, including the risks outlined under "Risk Factors," will be important in determining our actual future results, which may differ materially from those contemplated in any forward-looking statements.

      When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus. Our forward-looking statements speak only as of the date made.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as otherwise required by United States securities laws, we are under no duty to update any of the forward looking statements after the date of this Form 20-F to conform them to actual results or to changes in our expectations. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

Form 20F Fiscal 2004

H     Legal Proceedings

      As at September 30th, 2004, there are no legal proceedings to which the Company is a party or to which its properties are subject. The Company does not know of any legal proceedings that are contemplated.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

      The following table sets out the full name, age, and function in the Company of the directors, executive officers and key employees of the Company as of September 30, 2004.

            On September 28th, 2004, the Directors on the Board of Directors were re-nominated to stand for election to the Board. All nominated Directors were re-appointed effective September 28th, 2004. On September 30th, 2003, Dave Wall was nominated to stand for director on the Board of the Company and he was subsequently appointed. Mr. Wall was elected as a member of the Human Resource Committee and the Audit Committee effective April 4th 2004.

==========================================================================================================
                                                                                           Position Held
     Name                  Age                              Positions                           Since
     ----                  ---                              ---------                           -----
----------------------------------------------------------------------------------------------------------
Jeremy Bowman              53            Director, President and CEO                            1988
----------------------------------------------------------------------------------------------------------
Sheila Bowman              46            Director, Secretary, and Treasurer                     1988
----------------------------------------------------------------------------------------------------------
Frank Kovacs               51            Director                                               1998
----------------------------------------------------------------------------------------------------------
Thomas Weckman             50            Director and President of Allura Diamonds Limited      1994
----------------------------------------------------------------------------------------------------------
Andrew Lugsdin             35            Director                                               2001
----------------------------------------------------------------------------------------------------------
Tina VanderHeyden          52            Director                                               1999
----------------------------------------------------------------------------------------------------------
Dave Wall                  55            Director                                               2003
----------------------------------------------------------------------------------------------------------
Emily Tsen                 38            Chief Financial Officer /V.P.Operations                1996
----------------------------------------------------------------------------------------------------------
David Winmill              48            VP Sales and Merchandising of IBB International        2001
                                         (Canada) Ltd.
==========================================================================================================

Form 20F Fiscal 2004

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

      Jeremy Bowman has been the President, CEO and Director of the Company since 1988. He is also a 25% Owner/Director of The Black Bear Pub Limited in Nanaimo, B.C., Canada. A restaurant, bar and liquor store.

Sheila Bowman has been the Secretary and Treasurer and a Director of the Company since 1988. She is also a 25% Owner/Director of The Black Bear Pub Limited in Nanaimo, B.C., Canada. A restaurant, bar and liquor store.

      Frank Kovacs is the Managing Director of International Bullion & Metal Brokers Ltd., a company incorporated in the United Kingdom for the past six years. He has also been a Director of the Company since 1988.

      Thomas Weckman has been the President of ADL since 1994 and a Director of the Company since 1999. He has also served as President of Baird Weckman Sales Ltd., a private trading company incorporated under federal laws of Canada since 1997.

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

      Emily Tsen has served as the Chief Financial Officer of the Company since 1999 and previously as its Controller since 1996. In December 2003 she was further given the title of Vice President Operations She received her chartered accountancy designation in British Columbia in 1993.

      David Winmill has been the VP Sales and Merchandising of the Company since June 2001 and previously was the Company's General Sales Manager since 1997. Prior to working with the Company, he was national accounts manager with Etruscan Jewellery, a manufacturer of fine gold jewellry in Canada.

Form 20F Fiscal 2004

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

B.    Compensation

      The Company paid aggregate compensation of $620,000 $616,700 and $609,600 to all directors and officers as a group during the fiscal years ended March 31, 2004, 2003, and 2002, for services in all capacities. There were no funds set aside by the Company during the fiscal year ended March 31, 2004 to provide pension, retirement or similar benefits for officers or directors.

      On October 30, 1999, the Company approved stock options to be issued to employees and consultants of the Company. Total options granted by the Company, as at March 31, 2004 were 2,357,500 of which, 1,469,000 were granted to officers and directors of the Company. Each option is convertible into a share of the Company's common stock. Of the options currently outstanding, 2,005,000 options have an exercise price of $0.60 and will expire in approximately 0.79 years, 92,500 options have an exercise price of $1.50 and will expire in approximately
1.32 years and 260,000 options have an exercise price of $1.58 and will expire in approximately 2.86 years.

      The Company has a standard arrangement for the payment of fees to three directors of the Company for acting in such capacity. Directors are reimbursed for all expenses necessary for travel and attendance at meetings. Total payments of $ 2,600 during Fiscal 2004 to directors for acting in such capacity are included in the aggregate compensation disclosure discussed above.

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

Form 20F Fiscal 2004

      The Board of Directors has elected members to an Audit Committee and a Compensation and Human Resource Committee.

      The Audit Committee is comprised of the following members as at September 30th, 2004: Sheila Bowman, Tina VanderHeyden, Dave Wall and Frank Kovacs. The Audit Committee chair is Sheila Bowman.

      The Audit Committee holds meetings four times a year and its primary mandate is to facilitate the Company's corporate governance and protect the interest of shareholders by overseeing the financial reporting process and monitoring the responsibilities of the Company's management team as well as its Board of Directors.

      The Compensation and Human Resource Committee is comprised of the following members as at September 30th, 2004: Tina VanderHeyden, Frank Kovacs, Dave Wall and Andrew Lugsdin. The Compensation and Human Resource Committee chair is Tina VanderHeyden.

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

D.    Employees

      At March 31, 2003, the Company employed twenty six persons on a full time basis. As at August 31, 2004, there were twenty seven persons employed on a full time basis. As at August 31, 2004, there are twelve employees in finance and administration, six in sales and merchandising, and nine in inventory warehouse. Four employees are employed in the Halifax office, one is employed in Toronto, and twenty two are employed in the Vancouver office. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

      During Fiscal 2004, the Company employed approximately fifteen temporary employees to cover off seasonal requirements.

E. Share Ownership

      The share ownership of the persons set forth in Item 6.B above is disclosed in "Item 7. Major Shareholders and Related Party Transactions - Major Shareholders." Below.

Form 20F Fiscal 2004

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

      As far as is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information, as at September 30, 2004, concerning (i) persons and companies that own of record or are known by the Company to own beneficially, directly or indirectly, more than 5% of the outstanding Common Shares and (ii) beneficial ownership of outstanding Common Shares by all directors and executive officers of the Company.

--------------------------------------------------------------------------------------------------------
                                                                    Number of Shares
                    Name of Shareholder                         Beneficially or Directly  Percentage of
                    -------------------                                   Owned               Class
                                                                          -----               -----
--------------------------------------------------------------------------------------------------------
International Bullion & Metal Brokers Ltd.(1)                           6,250,000             35.5%
--------------------------------------------------------------------------------------------------------
Bowman Family Trust ("Trust")(2)                                        5,325,000             30.2%
--------------------------------------------------------------------------------------------------------
Jeremy C. Bowman(3)                                                       962,500              5.5%
--------------------------------------------------------------------------------------------------------
Sheila P. Bowman(4)                                                       682,500              3.9%
--------------------------------------------------------------------------------------------------------
Frank Kovacs(5)                                                           260,000              1.5%
--------------------------------------------------------------------------------------------------------
Thomas Weckman(7)                                                         550,000              3.1%
--------------------------------------------------------------------------------------------------------
B.D.C (6)                                                                 340,136              1.9%
--------------------------------------------------------------------------------------------------------
Tina VanderHeyden                                                              (*)              (*)
--------------------------------------------------------------------------------------------------------
Emily Tsen                                                                     (*)              (*)
--------------------------------------------------------------------------------------------------------
David Winmill                                                                  (*)              (*)
--------------------------------------------------------------------------------------------------------
Officers and Directors as a group (8 people)                           14,592,136             82.9%
--------------------------------------------------------------------------------------------------------

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

Form 20F Fiscal 2004

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

      As at August 31, 2004 there was no trading market for the Common Shares in the United States or Canada. The following table indicates the approximate number of record holders of Common Shares, the number of record holders of Common Shares with United States addresses and the portion and percentage of Common Shares so held in the United States.

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

Form 20F Fiscal 2004

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

      The Shareholders' Agreement also provided that, subject to the satisfaction of certain conditions, until the earlier of the first anniversary of the date of the Shareholders' Agreement, being July 25, 2000 or

Form 20F Fiscal 2004
the occurrence of an initial public offering by the Company, (the "initial preemptive date") and subject further to BDC holding at least 300,000 shares, if the Company proposed to effect an offer and sale of its securities, the Company was obliged to first offer BDC the opportunity to purchase, and BDC, in its sole discretion could purchase, all or a portion of such securities from the Company up to a maximum of $2,000,000 of the proposed aggregate offering price. BDC did not exercise this right within the specified time frame therefore the option expired. After the initial preemptive date and prior to the termination of the Shareholders' Agreement by virtue of the Company completing a qualified public offering, BDC has the right, except for certain excepted transactions, to participate pro-rata in any securities offerings affected by the Company.

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

Form 20F Fiscal 2004

C.    Interests of experts and counsel.

                  This form is being filed as an Annual Report under the Securities Exchange Act 0f 1934, accordingly the information called for by this Item 7. C. is not required.

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

ITEM 9. THE OFFER AND LISTING

A.    Offer and Listing Details/Markets

      There is no trading market for the Company's Common Stock and there can be no assurance that a trading market will develop, or, if such a trading market does develop that it will be sustained. To the extent that a market develops for the Common Stock at all, of which there can be no assurance, it will likely appear in what is customarily known as the "pink sheets" or on the NASDAQ Bulletin Board, which may limit the marketability and liquidity of the Company's Common Stock.

Form 20F Fiscal 2004

B.    Plan of Distribution

      This Form 20F is being filed as an Annual Report under the Securities Exchange Act of 1934, and accordingly, the information called for by this Item 9.B. is not required.

C.    Selling Shareholders

      This Form 20F is being filed as an Annual Report under the Securities Exchange Act of 1934, and accordingly, the information called for by this Item 9.C. is not required

D.    Dilution

      This Form 20F is being filed as an Annual Report under the Securities Exchange Act of 1934, and accordingly, the information called for by this Item 9.D. is not required.

E.    Expenses of the Issue

      This Form 20F is being filed as an Annual Report under the Securities Exchange Act of 1934, and accordingly, the information called for by this Item 9.E. is not required

ITEM 10. ADDITIONAL INFORMATION

A.    Share Capital

      This Form 20F is being filed as an Annual Report under the Securities Exchange Act of 1934, and accordingly, the information called for by this Item 10.A. is not required.

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

Form 20F Fiscal 2004

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

Form 20F Fiscal 2004

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

      The put options are exercisable after July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The put options entitle the holders to put the shares to the company for the lesser of their fair value (estimated at $55,600 at March 31, 2004 (2003: $49,500)) and the

Form 20F Fiscal 2004
original proceeds received under the unit offering ($500,000). The common share put option was still outstanding as at August 31st 2004.

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

Form 20F Fiscal 2004

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

Form 20F Fiscal 2004

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

F.    Dividends and paying agents

      This Form 20F is being filed as an Annual Report under the Securities Exchange Act of 1934, accordingly the information called for by this Item 10.F. is not required.

G.    Statement by experts

      This Form 20F is being filed as an Annual Report under the Securities Exchange Act of 1934, accordingly the information called for by this Item 10.G. is not required.

H.    Documents on display

      The documents concerning the Company which are referred to in this Report are either annexed hereto as exhibits (See "Item 19 Exhibits") or may be inspected at the principal executive offices of the Company.

            You may inspect and copy our registration statements, including their exhibits and schedules, and the reports and other information we file with the Securities and Exchange Commission in accordance with the Exchange Act at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-

Form 20F Fiscal 2004

      0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

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

      At March 31, 2004 and 2003, the Company's accounts payable and accrued liabilities included the following foreign currency denominated amounts:

                                                     2004                   2003
                                                     ----                   ----
U.K                                            $        0             $    8,626

U.S.                                              921,269              1,648,990

Italian                                                 0                  2,379

Euro                                               45,125                150,354
                                               ----------             ----------
                                               $  966,394             $1,810,349
                                               ----------             ----------

Interest Rate Sensitivity

Form 20F Fiscal 2004

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

Form 20F Fiscal 2004

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      This Form 20F is being filed as an Annual Report pursuant to the Securities Exchange Act of 1934, and accordingly, the information called for by this Item 12 is not required.

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

      Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934

Form 20F Fiscal 2004

Rules 13a-14(c) and 15-d-14(c)) as of the end of the period covered by this report (the "Evaluation Date"), have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

      There were no significant changes in our internal controls or to our knowledge, in other factors during the period covered by this report that has materially affected, or is reasonably likely to materially affect, that could significantly affect our disclosure controls and procedures.

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

      Currently the Company does not have a financial expert on its Audit Committee. No current Board member possesses the necessary qualifications of a financial expert as defined by the Sarbanes Oxley Act of 2002, however the Board is seeking a solution to fulfill this requirement.

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

      In addition, the Company practices corporate governance in accordance with rules and

Form 20F Fiscal 2004
regulations in Canada.

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

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

                                  2003       2004       Aggregate Fees

Audit fees             $        68,178     52,900              121,078

Tax services           $ Done in house      7,900                7,900

Other services         $         5,542      6,200               11,742
                       -----------------------------------------------
                       $        73,720     67,000              140,720
                       ===============================================

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

Form 20F Fiscal 2004

                                                 Allura International Inc.
                                                 Consolidated
                                                 Financial Statements
                                                 (expressed in Canadian dollars)
                                                 March 31, 2004, 2003 and 2002

Contents

Form 20F Fiscal 2004

                                                                                 Page
                                                                                 ----
Auditors' Report                                                                   54

Consolidated Balance Sheets                                                        55

Consolidated Statements of Operations                                              56

Consolidated Statements of Cash Flows                                              57

Consolidated Statements of Shareholders' Equity                                    58

Notes to the Consolidated Financial Statements                                  59-73

Consolidated Schedules of Administrative and Selling and Delivery Expenses         74

Form 20F Fiscal 2004

Auditors' Report

To the Shareholders of
Allura International Inc.

We have audited the consolidated balance sheets of Allura International Inc. as at March 31, 2004 and 2003 and the consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for each of three years ended March 31, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada                                  /s/ "Grant Thornton LLP"
June 4, 2004 except as to Note 18                  ------------------------
which is at July 9, 2004                               Chartered Accountants

Form 20F Fiscal 2004

Allura International Inc.
Consolidated Balance Sheets
(expressed in Canadian dollars)
March 31                                                                        2004            2003

----------------------------------------------------------------------------------------------------
Assets
Current
   Cash and temporary investments                                       $     72,955    $    166,151
   Receivables (Note 3)                                                    3,509,367       3,862,650
   Inventories                                                             7,607,366       7,896,550
   Income taxes receivable                                                    59,990              --
   Prepaids                                                                   60,417          77,442
                                                                        ------------    ------------

                                                                          11,310,095      12,002,793

Property and equipment (Note 5)                                              202,899         256,162
Goodwill (net of accumulated amortization of $27,015 (2003: $27,015)          26,970          26,970
                                                                        ------------    ------------

                                                                        $ 11,539,964    $ 12,285,925
                                                                        ============    ============

----------------------------------------------------------------------------------------------------

Liabilities
Current
   Bank indebtedness (Note 6)                                           $  6,382,244    $  6,542,350
   Accounts payable and accruals (Note 7)                                  2,290,188       3,075,956
   Income taxes payable                                                           --         133,868
                                                                        ------------    ------------

                                                                           8,672,432       9,752,174
                                                                        ------------    ------------

Shareholders' Equity
Capital stock (Note 8)                                                     2,916,237       2,916,237
Deficit                                                                      (48,705)       (382,486)
                                                                        ------------    ------------

                                                                           2,867,532       2,533,751
                                                                        ------------    ------------

                                                                        $ 11,539,964    $ 12,285,925
                                                                        ============    ============

----------------------------------------------------------------------------------------------------

Commitments (Note 9)

        See accompanying notes to the consolidated financial statements.

Form 20F Fiscal 2004

Allura International Inc.
Consolidated Statements of Operations
(expressed in Canadian dollars)
Years Ended March 31                        2004                      2003                      2002

-----------------------------------------------------------------------------------------------------------
Net sales                       $ 16,677,588      100%    $ 17,613,486    100.0%    $ 15,220,387    100.0%

Cost of goods sold                12,156,794     72.9       13,007,581     73.8       11,646,540     76.5
                                ------------    -----     ------------    -----     ------------    -----

Gross profit                       4,520,794     27.1        4,605,905     26.2        3,573,847     23.5
                                ------------    -----     ------------    -----     ------------    -----

Expenses
   Administrative (Page 21)        2,537,947     15.2        2,369,232     13.5        2,484,142     16.3
   Depreciation and
     Amortization                     68,778      0.4           72,884      0.4           87,270      0.6
   Selling and delivery
     (Page 21)                     1,023,375      6.1        1,163,388      6.6        1,109,066      7.3
                                ------------    -----     ------------    -----     ------------    -----

                                   3,630,100     21.7        3,605,504     20.5        3,680,478     24.2
                                ------------    -----     ------------    -----     ------------    -----

Earnings (loss) before
undernoted                           890,694      5.4        1,000,401      5.7         (106,631)    (0.7)
                                ------------    -----     ------------    -----     ------------    -----

Other income (expenses)
   Interest and bank charges        (497,534)    (3.0)        (459,939)    (2.6)        (496,989)    (3.2)
   Write down of equipment
   held for disposal (Note 4)             --       --               --       --         (180,102)    (1.2)
   Legal costs of software
     abandoned (Note 4)                   --       --               --       --         (310,852)    (2.0)
   Other income                        1,507       --            5,858       --           37,969      0.2
                                ------------    -----     ------------    -----     ------------    -----

                                    (496,027)    (3.0)        (454,081)    (2.6)        (949,974)    (6.2)
                                ------------    -----     ------------    -----     ------------    -----

Earnings (loss) before
   income taxes                      394,667      2.4          546,320      3.1       (1,056,605)    (5.7)

Income taxes
   (recovery) (Note 10)               60,886      0.4          141,736      0.8          (19,459)    (0.1)
                                ------------    -----     ------------    -----     ------------    -----

Net earnings (loss)             $    333,781      2.0     $    404,584      2.3     $ (1,037,146)    (5.6)%
                                ============    =====     ============    =====     ============    =====

Earnings (loss) per share
   (basic and diluted)          $       0.02              $       0.03              $      (0.07)
                                ============              ============              ============

Weighted average common
shares outstanding                15,240,302                15,249,734                15,355,055
                                ============              ============              ============

-----------------------------------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

Form 20F Fiscal 2004

Allura International Inc.
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
Years Ended March 31                                      2004           2003           2002

----------------------------------------------------------------------------------------------
Cash derived from (applied to)

   Operating
     Net earnings (loss)                             $ 333,781    $   404,584    $(1,037,146)
     Depreciation and amortization                      68,778         72,884         87,270
     Gain on disposition of equipment                       --             --        (25,596)
     Write down of equipment held for disposal
       (Note 4)                                             --             --        180,102
     Change in non-cash operating working capital
       (Note 11)                                      (320,134)      (455,111)      (412,182)
                                                     ---------    -----------    -----------
                                                        82,425         22,357     (1,207,552)
                                                     ---------    -----------    -----------
   Financing
     Bank indebtedness                                (160,106)      (917,354)       852,239
                                                     ---------    -----------    -----------

   Investing
     Purchase of equipment                             (15,515)       (52,645)       (38,437)
     Proceeds on disposition of equipment (Note 4)          --        646,820        249,334
     (Decrease) Increase in payables and accruals
         related to investing activities                    --       (310,852)       310,852
                                                     ---------    -----------    -----------
                                                       (15,515)       283,323        521,749
                                                     ---------    -----------    -----------

Net (decrease) increase in cash                        (93,196)      (611,674)       166,436

Cash

   Beginning of year                                   166,151        777,825        611,389
                                                     ---------    -----------    -----------

   End of year                                       $  72,955    $   166,151    $   777,825
                                                     =========    ===========    ===========

----------------------------------------------------------------------------------------------

Non-cash investing and financing activities not included in cash flows

   Shares cancelled in part settlement of dispute
   (Note 4)                                          $      --    $   167,539    $        --

Supplementary cash flow information
   Interest paid                                     $ 462,705    $   422,137    $   471,412

   Income taxes paid during the year                 $ 288,980    $    13,796    $     8,304

----------------------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

Form 20F Fiscal 2004

Allura International Inc.
Consolidated Statements of Shareholders' Equity
(expressed in Canadian dollars)
March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

                                                 Shares Issued
                                          --------------------------

                                           Number of      Ascribed
                                             Shares         Value         Deficit         Total
Balance, March 31, 2001                    15,355,055    $ 3,083,776    $   250,076    $ 3,333,852

Net loss, year ended March 31, 2002                --             --     (1,037,146)    (1,037,146)
                                          -----------    -----------    -----------    -----------

Balance March 31, 2002                     15,355,055      3,083,776       (787,070)     2,296,706

Shares cancelled (Note 4)                    (114,753)      (167,539)            --       (167,539)

Net earnings, year ended March 31, 2003            --             --        404,584        404,584
                                          -----------    -----------    -----------    -----------

Balance March 31, 2003                     15,240,302      2,916,237       (382,486)     2,533,751

Net earnings, year ended March 31, 2004            --             --        333,781        333,781
                                          -----------    -----------    -----------    -----------

Balance March 31, 2004                     15,240,302    $ 2,916,237    $   (48,705)   $ 2,867,532
                                           ==========    ===========    ===========    ===========

----------------------------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

Form 20F Fiscal 2004

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

1. Nature of operations

The company is primarily in the business of wholesaling gold and diamond jewellery in Canada. Its customer base comprises large national chains and independent retailers.

--------------------------------------------------------------------------------

2. Summary of significant accounting policies

Basis of presentation

These financial statements are presented in accordance with Canadian generally accepted accounting principles and include the accounts of the company and its wholly-owned subsidiaries, IBB International (Canada) Ltd., Allura Diamonds Limited and Bygo Inc. The accounting principles used conform in all material respects to principles generally accepted in the United States of America except as disclosed in Note 17.

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

Inventories

Inventories are comprised of loose gemstones and finished products and are valued at the lower of cost and net realizable value. Cost consists of the invoiced price plus applicable duty, excise tax, and freight charges. Net realizable value is based upon estimated selling price less further costs to completion and disposal. 2004 inventories include goods held on consignment by customers under consignment agreements totalling $1,603,000 (2003: $1,377,800).

Form 20F Fiscal 2004

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

2. Summary of significant accounting policies (Continued)

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization.

The company depreciates its property and equipment over their useful lives. All property and equipment other than leasehold improvements are depreciated on a 20% declining balance basis. Leasehold improvements are amortized over the term of the lease.

Goodwill

Goodwill arises from the 1999 acquisition of the 50% of Allura Diamonds Limited that the company did not previously own and consists of the excess of the purchase price over the estimated fair value of the net tangible assets acquired. Effective April 1, 2002, the company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants with respect to the valuation of goodwill. Under the new recommendations, goodwill is no longer amortized, but is tested for impairment at least on an annual basis. For the years ended March 31, 2004 and 2003, application of the new recommendations resulted in net earnings that were $13,462 and $13,508 higher, respectively, if goodwill were amortized as it was prior to April 1, 2002. This change would not affect earnings per share.

Had the company continued to amortize goodwill as it did prior to April 1, 2002, the company's adjusted net earnings and adjusted net earnings per share (basic and diluted) would be as follows:

                                                         2004             2003

Net loss as presented                                  $333,781         $404,584

Reduced amortization under new
    accounting standard                                  13,462           13,508
                                                       --------         --------

Adjusted net loss                                      $320,319         $391,076
                                                       --------         ========

Adjusted net loss per share
   basic and diluted                                   $    0.0         $   0.03
                                                       --------         ========

Form 20F Fiscal 2004

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

2. Summary of significant accounting policies (Continued)

Revenue recognition

The company recognizes revenue when goods have been shipped, title to the goods are passed to the customer, invoices are rendered and collection is reasonably assured.

Sales of inventory held on consignment by customers are recognized when the consignment inventory is sold by these customers to third parties or purchased by these customers.

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

Stock based compensation

Effective April 1, 2003, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments". The new recommendations have been applied prospectively to all stock-based payments to employees and non-employees granted on or after April 1, 2003. The change in accounting policy did not result in any adjustments to the company's opening deficit balance.

The company follows the fair value method for recording compensation for all rewards made to non-employees including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets.

Prior to April 1, 2003, the company elected not to follow the fair value based method of accounting for stock options granted to directors and employees. No compensation expense was recognized when stock options were granted if the exercise price of the stock options granted was at market value. Any consideration paid by directors and employees on exercise of stock options or purchase of shares was credited to share capital.

Form 20F Fiscal 2004

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

2. Summary of significant accounting policies (Continued)

Income taxes

The company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and loss carry forwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of substantive enactment. When it is considered more likely than not that a future tax asset will be realized, a valuation allowance is provided.

Earnings (loss) per share

The company uses the treasury stock method to calculate fully diluted earnings per share. Under this method, all options with an average exercise price less than or equal to the average share price for the year are assumed to be exercised at the average share price during the period.

The effect of the exercise of the 2,357,500 (2003: 2,366,000, 2002: 2,228,000)
potentially dilutive options was not dilutive.

Capital stock issued for consideration other than cash

Capital stock issued for consideration other than cash is recorded at an estimated of the fair value of the stock issued or issuable or at an estimated of the fair value of the goods or services received (whichever is more readily ascertainable).

--------------------------------------------------------------------------------

3. Receivables                                      2004               2003
                                                    ----               ----

Receivables                                      $ 3,703,420        $ 4,065,134
Allowance for doubtful accounts                     (194,053)          (202,484)
                                                 -----------        -----------

                                                 $ 3,509,367        $ 3,862,650
                                                 ===========        ===========

--------------------------------------------------------------------------------

4. Equipment held for disposal

During 2003, the company, a subsidiary, and a supplier of e-commerce applications and software development agreed to settle all disputes pertaining to a project to develop certain software for the company's Bygo Internet commerce platform.

The definitive agreement was finalized in fiscal 2003, but was accrued in fiscal 2002 and provided for the recovery of the costs of certain developed software that had been capitalized. These capitalized costs were presented as equipment held for disposal at March 31, 2002 and were written down by $180,102 to the net amount received in 2003.

Form 20F Fiscal 2004

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

4. Equipment held for disposal (continued)

A component of the final settlement reached with the supplier of e-commerce application and software development resulted in 114,753 common shares issued in 2001 being returned to the company and cancelled during fiscal 2003.

Also, the company incurred legal costs totalling $310,852 related to this abandoned software development.

--------------------------------------------------------------------------------

5. Property and equipment                                           2004          2003
                                                                    ----          ----
                                                  Accumulated
                                                  Depreciation
                                                  and            Net           Net
                                        Cost      Amortization   Book Value    Book Value
Computer equipment and
    software                          $389,864      $281,806      $108,058      $120,352
Furniture and equipment                181,630       138,187        43,443        53,176
Leasehold improvements                 144,314        96,468        47,846        76,714
Trademark                               11,840         8,288         3,552         5,920
                                      --------      --------      --------      --------

                                      $727,648      $524,749      $202,899      $256,162
                                      ========      ========      ========      ========

--------------------------------------------------------------------------------

6. Bank indebtedness

Bank indebtedness is comprised of demand overdraft loan facilities totalling $6,500,000 (2003: $6,500,000) except the loans available increase to $7,600,000
(2003: $7,600,000) from July 1st to February 28th.

These loans bear interest at prime plus 1/8% on the first $1,000,000 (2003:
$1,200,000) and prime plus 1% on the balance. The prime interest rate on these loans at year-end was 4% (2003: 5%). The loans are collateralized by a general security agreement creating a first floating charge over all assets, a general assignment of book debts, an assignment of inventory under Section 427 of the Bank Act, a guarantee from a shareholder for $4,000,000 supported by a standby letter of credit for $1,000,000 (2003: $1,200,000), guarantees by certain other shareholders to a maximum of $800,000, supported by an assignment of certain shareholders' residential real estate to a maximum of $800,000.

Under the terms of the demand overdraft loan agreement facility, the company must maintain certain Debt to Tangible Net Worth ratios as defined by the bank at each year-end when the loan is outstanding. As at March 31, 2004, the company is in compliance with these ratios.

Form 20F Fiscal 2004

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

7. Accounts payable and accruals                      2004               2003
                                                      ----               ----

Accounts payable                                   $1,260,732         $2,242,520
Accruals                                            1,029,456            789,051
                                                   ----------         ----------

                                                   $2,290,188         $3,031,571
                                                   ==========         ==========

--------------------------------------------------------------------------------

8. Capital stock

Authorized:
   Unlimited number of common shares without par value

Issued:
   15,240,302 (2003:  15,240,302) common shares

Stock options

The company established a stock option that allows for the issuance of up to 3,000,000 common shares as incentive stock options to current and future key employees and consultants. The Board of Directors administers the Plan and has the authority to determine the terms and restrictions on all options, as well as to interpret any provision of the Plan. Discretionary options, once granted, vest at the discretion of The Board of Directors. A summary of the status of the company's options is presented below:

                                                     Number of Shares
                               ----------------------------------------------       Weighted
                                                                                    Average
                                Unvested /      Vested / Non-                       Exercise
                                Discretionary   Discretionary     Total             Price
                                                -------------
Balance, March 31, 2002          283,500         1,944,500         2,228,000        $0.69

Year ended March 31, 2003
   Granted                            --           140,000           140,000        $1.58
   Expired                            --            (2,000)           (2,000)       $0.60
                                 -------         ---------         ---------

Balance, March 31, 2003          283,500         2,082,500         2,366,000        $0.75

Year ended March 31, 2004
   Cancelled                      (2,500)               --            (2,500)       $1.50
    Expired                           --            (6,000)           (6,000)       $1.58
                                 =======         =========         =========

Balance, March 31, 2004          281,000         2,076,500         2,357,500        $0.74
                                 =======         =========         =========

Form 20F Fiscal 2004

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

8. Capital stock (Continued)

Stock options (Continued)

The weighted average fair value of the options granted during the year was $Nil (2003: $0.19; 2002: $0.33).

The following table summarizes information concerning options outstanding at March 31, 2004:

                                    Total Outstanding                    Exercisable
                              ------------------------------     ---------------------------
                                               Weighted                         Weighted
                                               Average                           Average
   Exercise Price              Number of       Remaining          Number of     Exercise
                               Shares          Life (Years)       Shares          Price
                               ------          ------------       ------          -----
$0.60                          2,005,000       0.79               1,759,000       $0.60
$1.50                             92,500       1.32                  57,500       $1.50
$1.58                            260,000       2.86                 260,000       $1.58
                               ---------                          ---------

                               2,357,500       1.01               2,076,500       $0.74
                               =========                          =========

The following proforma financial information presents the net earnings and net earnings per common share had the company recognized stock based compensation expense of $26,600 in the comparative year ended March 31, 2003 using a fair value based accounting method.

Net Earnings
   As reported                                               $404,584
   Pro forma                                                 $377,984

Basic and diluted earnings per share
   As reported                                               $   0.03
   Pro forma                                                 $   0.02

The pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. The Company used the BlackScholes option pricing model to estimate the value of the options at each grant date using the following weighted average assumptions for the year ended March 31, 2003: dividend yield - nil; annualized volatility 0%; risk-free interest rate - 2.8%; expected life - 5 years.

Call and put options

During 2001, the company issued 340,136 units consisting of one common share, one common share call option and one common share put option.

All call options expired unexercised.

The put options are exercisable after July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The put options entitle the holders to put the shares to the company for the lesser of their fair value (estimated at $55,600 at March 31, 2004 (2003: $49,500)) and the original proceeds received under the unit offering ($500,000).

Form 20F Fiscal 2004

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

9. Commitments

The company has entered into two operating lease agreements for office premises. The future minimum lease payments under these lease agreements for the next five years are:

   2005                                                       $26,084
   2006                                                        32,014
   2007                                                        13,200
   2008                                                         3,300

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

--------------------------------------------------------------------------------

10. Income taxes

(a) The provision for income taxes differs from the amount that would have been expected by applying Canadian corporate income tax to the loss before taxes. The principal reasons for this difference are as follows:

                                                         2004              2003                2002
                                                         ----              ----                ----
   Income (Loss) before income taxes                  $ 394,667         $ 546,320         $(1,056,605)
   Statutory income tax rate                                 38%               40%                 44%
                                                      ---------         ---------         -----------

   Anticipated current income tax                     $ 149,973         $ 223,226         $  (471,246)
       provision (recovery )
   Tax provision effect arising from:
     Small business deduction                           (46,000)          (68,580)            281,057
     Tax losses utilized                                (21,607)          (68,000)             25,453
     Non-deductible expenses and other                  (30,786)           24,190             (15,664)
     Potential benefit of losses not recognized           9,306            30,900             160,941
                                                      ---------         ---------         -----------

   Current income taxes (recovery)                    $  60,886         $ 141,736         $   (19,459)
                                                      =========         =========         ===========

(b)  Future income tax assets consist of the following:

                                                 2004             2003
                                                 ----             ----

   Capital assets                             $  44,300        $  39,300
   Non-capital loss carryforwards               382,700          395,000
   Other items                                   11,000           14,800
   Valuation adjustment                        (443,800)        (449,100)
                                              ---------        ---------

                                              $     Nil        $     Nil
                                              =========        =========

Form 20F Fiscal 2004

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

10. Income taxes (continued)

(c) The operating losses expire as follows:

                                                2004                  2003
                                                ----                  ----

    2008                                     $  608,000            $  668,000
    2009                                        546,000               546,000
    2010                                        102,000               102,000
    2011                                         31,000                    --
                                             ----------            ----------

                                             $1,287,000            $1,316,000
                                             ==========            ==========

--------------------------------------------------------------------------------

11. Change in non-cash operating working capital       2004          2003           2002
                                                       ----          ----           ----
Receivables                                         $ 353,283     $(438,793)    $   139,628
Income taxes                                         (193,858)      159,954         137,083
Inventories                                           289,184       330,956      (1,534,040)
Prepaids                                               17,025       (26,003)         (8,816)
Accounts payable and accruals                        (785,768)     (481,225)        853,963
                                                    ---------     ---------     -----------

                                                    $(320,134)    $(455,111)    $  (412,182)
                                                    =========     =========     ===========

--------------------------------------------------------------------------------

12. Related party transactions

Related party transactions during the year and balances at year end are summarized as follows:

                                                              2004        2003        2002
                                                              ----        ----        ----
International Bullion and Metal Brokers (London) Limited
   Transactions
     Inventory purchases                                    $  7,759    $ 25,188    $ 10,423
     Interest                                               $ 89,207    $ 11,649    $ 21,727
   Balances
     Accounts payable and accrued liabilities               $ 27,046    $ 10,098    $ 12,691

Other
   Rent paid to two related partnerships (Note 9)           $126,084    $122,784    $112,884

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

International Bullion and Metal Brokers (London) Limited is a company controlled by International Bullion and Metal Brokers Ltd., a shareholder in the company.

Form 20F Fiscal 2004

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2004, 2003 and 2002

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

The company's accounts payable and accrued liabilities included the following foreign currency denominated amounts:

                                                2004                   2003
                                                ----                   ----

   U.S                                      $  921,269             $1,648,990
   Euro                                         45,125                150,354
                                            ----------             ----------

                                            $  966,394             $1,799,344
                                            ==========             ==========

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

At March 31, 2004, 44% (2003: 38%) of the company's accounts receivable was owed by 3 customers. The company had two (2003: one) customers individually whose balances exceeded 10% of the company's total accounts receivable at March 31, 2004.

Form 20F Fiscal 2004

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

13. Financial instruments and risk management (Continued)

Fair value

The company has various financial instruments including receivables, bank indebtedness and payables and accruals.

The carrying value of all financial instruments approximates their fair value due to their short-term nature.

--------------------------------------------------------------------------------

14. Significant customers

Four major customers account for 54% of total sales in 2004 (2003: 44%: 2002:
42%). The company had three (2003: two) customers, sales to each of whom exceeded 10% of the total sales

--------------------------------------------------------------------------------

15. Segment disclosure

In 2002, the company operated in two reportable business segments: the Jewellery Division which wholesales gold and diamond jewellery products primarily in Canada and the e-Commerce Division, an on-line e-commerce facilitator of jewellery and giftware distribution. In 2003 and 2004, the company operated in only one reportable business segment, the Jewellery Division. The company's reportable segments are business units that offer different services and are each managed separately. The accounting policies used in each of these reportable segments are the same as those described in Note 2.

The management of the company evaluates performance of each reportable segment based on net earnings.

Intersegment sales are recorded at the exchange value.

All operations are located in Canada.

Reconciliations with the financial statements of revenues and assets by reportable segments are:

                                             For the Years Ended March 31,
                                          2004           2003           2002
                                          ----           ----           ----

   Revenue from external customers
     Jewellery Division               $16,677,588    $17,613,486    $15,220,387
     e-commerce Division                       --             --             --
                                      -----------    -----------    -----------

                                      $16,677,588    $17,613,486    $15,220,387
                                      ===========    ===========    ===========

Form 20F Fiscal 2004

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

16. Segment disclosure (Continued)                For the Years Ended March 31,
                                               2004          2003            2002
                                               ----          ----            ----
      Earnings (loss) before income taxes
        Jewellery Division                   $394,667    $   546,320     $  (320,181)
        e-commerce Division                        --             --        (722,916)
        Amortization of goodwill                   --             --         (13,508)
                                             --------    -----------     -----------

                                             $394,667    $   546,320     $(1,056,605)
                                             ========    ===========     ===========

      Other income
        Jewellery Division                   $  1,507    $     5,858     $    12,422
        e-commerce Division                        --             --          25,547
                                             --------    -----------     -----------

                                             $  1,507    $     5,858     $    37,969
                                             ========    ===========     ===========

      Interest and bank charges
        Jewellery Division                   $497,534    $   459,939     $   496,392
        e-commerce Division                        --             --             597
                                             --------    -----------     -----------

                                             $497,534    $   459,939     $   496,989
                                             ========    ===========     ===========

      Income tax expenses (recovery)
        Jewellery Division                   $ 60,886    $   141,736     $   (19,459)
        e-commerce Division                        --             --              --
                                             --------    -----------     -----------

                                             $ 60,886    $   141,736     $   (19,459)
                                             ========    ===========     ===========

      Depreciation and amortization
        Jewellery Division                   $ 68,778    $    72,884     $    54,255
        e-commerce Division                        --             --          19,507
        Amortization of goodwill                   --             --          13,508
                                             --------    -----------     -----------

                                             $ 68,778    $    72,884     $    87,270
                                             ========    ===========     ===========

      Additions to capital assets
        Jewellery Division                   $ 15,515    $    52,645     $    36,677
        e-commerce Division                        --             --           1,760
                                             --------    -----------     -----------

                                             $ 15,515    $    52,645     $    38,437
                                             ========    ===========     ===========


                                                 As at March 31,
                                               2004         2003
                                               ----         ----
      Capital assets
        Jewellery Division                   $202,899    $   256,162
        e-commerce Division                        --             --
                                             --------    -----------

                                             $202,899    $   256,162
                                             ========    ===========

Form 20F Fiscal 2004

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

17. Differences between Canadian and U.S. generally accepted accounting principles and practices

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian basis") which differ from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally required in the U.S. ("U.S. basis") as follows:

a) Under the Canadian basis in effect for fiscal years commencing before January 1, 2002, the issuance of certain stock options issued to outside consultants did not require any reflection in the company's accounts. Under the U.S. basis rules, the issuance of such options results in a current and/or deferred expense that must be reflected in the company's financial statements. The expense recorded is calculated based on the fair value of the options issued to these outside consultants using the Black Scholes option pricing model. For fiscal years commencing after January 1, 2002, the Canadian basis rules are substantially conformed to U.S. basis rules pertaining to the recording of options issued to outside consultants.

      As described in Note 2, the company has adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148 The method of adoption applied by the company is permissible under both Canadian and US standards.

      These differences between the U.S. and Canadian bases do not result in and differences to the company's financial statements during the periods presented.

b) For U.S. GAAP purposes, the put options disclosed in Note 8 have been recorded as a liability in fiscal 2003 in accordance with EITF 00-19. Canadian GAAP required no such reclassification.

      Had the company followed the U.S. basis, the following adjustments would be required in the company's consolidated financial statements:

Consolidated balance sheets

                                                March 31,       March 31,
                                                  2004            2003
                                                  ----            ----

Long term liabilities under Canadian basis    $        --     $        --

 b) Put option adjustment                          55,600          49,500
                                              -----------     -----------

Long term liabilities under U.S. basis        $    55,600     $    49,500
                                              ===========     ===========

Shareholders' equity under Canadian basis     $ 2,867,532     $ 2,533,751

b) Put option adjustment                          (55,600)        (49,500)
                                              -----------     -----------

Shareholder's equity under U.S. basis         $ 2,811,932     $ 2,484,251
                                              ===========     ===========

Form 20F Fiscal 2004

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

17. Differences between Canadian and U.S. generally accepted accounting principles and practices (Continued)

Consolidated statements of cash flows

                                                    Year Ended    Year Ended      Year Ended
                                                     March 31,     March 31,       March 31,
                                                          2004          2003            2002
                                                          ----          ----            ----
Cash derived from (applied to)

   Operating
     U.S. basis net earnings (loss)                  $ 333,781     $ 404,584     $(1,037,146)

     Depreciation and amortization                      68,778        72,884          87,270
     Gain on disposal of assets                             --            --         (25,596)
     Write-down of assets held for disposal                 --            --         180,102
     Change in non-cash operating working capital     (320,134)     (455,111)       (412,182)
                                                     ---------     ---------     -----------

   Operating under Canadian and U.S. basis           $  82,425     $  22,357     $(1,207,552)
                                                     =========     =========     ===========

   Financing under Canadian and U.S. basis           $(160,106)    $(917,354)    $   852,239
                                                     =========     =========     ===========

   Investing under Canadian and U.S. basis           $ (15,515)    $ 283,323     $   521,749
                                                     =========     =========     ===========

Recent accounting pronouncements

Costs associated with exit or disposal activities

      In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability is recognized at the date of an entity's commitment to an exit plan. This is substantially consistent with the CICA EIC Abstract 135, "Accounting for Costs Associated with Exit and Disposal Activities (including Costs Incurred in a Restructuring)." The Company believes that adoptions of FAS 146 and EIC Abstract 135 will have no material effect on its financial position and results of operations.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2003. FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain

Form 20F Fiscal 2004

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

17. Differences between Canadian and U.S. generally accepted accounting principles and practices (Continued)

guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of a guarantee at inception. This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. The Company does not have any guarantees under these standards.

Variable interest entities

The Financial Accounting Standards Board (FASB) has published a revision to Interpretation 46 ("46R") to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and to exempt certain entities from its requirements. The additional guidance is being issued in response to input received from constituents regarding certain issues arising in implementing Interpretation 46.

Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation. Otherwise application of Interpretation 46R (or Interpretation 46) is required in financial statements of public entities that have interests in securities that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to variable interest entities other than special-purpose entities and by non-public entities to all types of variable interest entities is required at various dates in 2004 and 2005. In some instances enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying this revised Interpretation. The Company believes that adoption of Interpretation 46 will have no effect on its financial statements.

--------------------------------------------------------------------------------

18. Subsequent events

Subsequent to year-end, the company entered into an Offer to Purchase Agreement ("the Agreement") with an unrelated distributor of giftware with its head office in Canada and also operating in the United Kingdom and the United States of America.

Under the Agreement, and subject to the completion of all conditions precedent, the company agreed to purchase all the shares of the unrelated company for consideration that was dependent on post-closing operating results of the potential acquiree.

The completion of the Agreement was subject to the company's favorable satisfaction of the due diligence process. Due to the unsatisfactory results of this due diligence, management decided not to proceed with the acquisition and as a result, the Agreement lapsed with no further obligations accruing to either party.

Form 20F Fiscal 2004

Allura International Inc.
Consolidated Schedules of Administrative and Selling and
Delivery Expenses
(expressed in Canadian dollars)
Years Ended March 31                         2004            2003           2002

--------------------------------------------------------------------------------

Administrative
   Alarm and security                 $     5,408      $    4,373     $    4,907
   Automobile                               3,486           2,420         20,888
   Bad debts                               95,153          49,341         32,267
   Capital tax                             (6,099)          7,724         25,406
   Charitable donations                       225          10,100            100
   Consulting                             111,935         106,436         88,240
   Insurance                              183,640         193,929        139,567
   Legal and accounting                   143,871          80,960        134,850
   Office and miscellaneous               139,446         146,157        133,623
   Rent                                   175,780         177,956        182,131
   Salaries and wages                   1,618,089       1,525,710      1,625,318
   Telephone                               29,452          30,054         33,584
   Travel                                  37,561          34,072         63,261
                                      -----------      ----------     ----------

                                      $ 2,537,947      $2,369,232     $2,484,142
                                      ===========      ==========     ==========

Selling and delivery
   Marketing                          $   239,477      $  239,864     $  241,131
   Freight and shipping                   169,806         197,501        173,214
   Sales commission                       163,656         213,755        128,580
   Selling                                450,436         512,268        566,141
                                      -----------      ----------     ----------

                                      $ 1,023,375      $1,163,388     $1,109,066
                                      ===========      ==========     ==========

Form 20F Fiscal 2004

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

1.5 Certificate of Change of Name (incorporated by reference from Exhibit 1.5 to the Registration Statement);

4.1 Shareholders Agreement (incorporated by reference from Exhibit 4.1 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000);

4.2 Investment Agreement (incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000);

4.3 Lease for 1555 West 8th Avenue (incorporated by reference from Exhibit 4.3 to the Annual Report on Form 20-F for the fiscal year ended March 31,
      2000) and Lease for Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6, (incorporated by reference from Exhibit 4.4 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2003)

4.4 Stock Option Plan (incorporated by reference from Exhibit 4.4 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000);

4.5 Mutual Release and Settlement Agreement dated May 1, 2002 by and among, Allura International, Bygo, Inc. and MacDonald Dettwiler and Associates, Ltd., and certain other parties thereto. (incorporated by reference from Exhibit 4.5 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2003)

7.0 List of Subsidiaries (incorporated by reference from Exhibit 7.0 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000).

12.1  Section 302 Certification by C.E.O.

12.2  Section 302 Certification by C.F.O.

13.1  Section 906 Certification by C.E.O.

13.2  Section 906 Certification by C.F.O.

Form 20F Fiscal 2004

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                              Allura International, Inc.

DATED at Vancouver, British Columbia, Canada, as of October 14th, 2004.


/s/ "Jeremy Bowman"
----------------------------------
Jeremy Bowman, President, CEO and Director

Form 20F Fiscal 2004

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

1.4 Certificate of Amendment of the Company (incorporated by reference from Exhibit 1.4 to the Registration Statement);

1.5 Certificate of Change of Name (incorporated by reference from Exhibit 1.5 to the Registration Statement);

4.1 Shareholders Agreement (incorporated by reference from Exhibit 4.1 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000);

4.2 Investment Agreement (incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000);

4.3 Lease for 1555 West 8th Avenue (incorporated by reference from Exhibit 4.3 to the Annual Report on Form 20-F for the fiscal year ended March 31,
      2000). Lease for Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6, (incorporated by reference from Exhibit 4.4 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2003);

4.4 Stock Option Plan (incorporated by reference from Exhibit 4.4 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000);

4.5 Mutual Release and Settlement Agreement dated May 1, 2002, by and among Allura International, Bygo Inc., MacDonald Dettwiler and Associates Ltd. and certain other parties thereto. (incorporated by reference from Exhibit
      4.5 to the Annual Report on Form 20-F for the fiscal year ended March 31,
      2003)

7.0 List of Subsidiaries (incorporated by reference from Exhibit 7.0 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000).

12.1  Section 302 Certification by C.E.O.

12.2  Section 302 Certification by C.F.O.

13.1  Section 906 Certification by C.E.O.

13.2  Section 906 Certification by C.F.O.

Form 20F Fiscal 2004