Form 20-F
period 2005-03-31
ALLURA INTERNATIONAL INC
filed 2005-10-14
CIK 1082741

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ]   REGISTRATION  STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
                                       OR
[X]   ANNUAL REPORT  PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE
ACT OF 1934: For the Fiscal Year Ended March 31, 2005 OR

[ ]   TRANSITION  REPORT  PURSUANT  TO  SECTION  13 OR 15(d)  OF THE  SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED): For the transition period from _________ to _________.

[ ]   SHELL  COMPANY  REPORT  PURSUANT TO SECTION 13 OR 15(d) OF THE  SECURITIES
EXCHANGE ACT OF 1934
Date of event requiring the shell company report:

Commission File Number: 0-30228

                            ALLURA INTERNATIONAL INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                       N/A
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                     Canada
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

             1555 West 8th Avenue, Vancouver, B.C., Canada, V6J 1T5
--------------------------------------------------------------------------------
                     (Address of Principal executive office)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
Not Applicable

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 2005: 15,240,302 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 [X] Item 18 [ ]

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court: Yes [ ] No [ ]

                                TABLE OF CONTENTS

                                                                                             Page
                                                                                             ----
                                         PART I

Item 1.   Identity of Directors, Senior Management and Advisers ..........................      3
Item 2.   Offer Statistics and Expected Timetable ........................................      3
Item 3.   Key Information ................................................................      3
Item 4.   Information on the Company .....................................................     10
Item 5.   Operating and Financial Review and Prospects ...................................     20
Item 6.   Directors, Senior Management and Employees .....................................     27
Item 7.   Major Shareholders and Related Party Transactions ..............................     30
Item 8.   Financial Information ..........................................................     33
Item 9.   The Offer and Listing ..........................................................     33
Item 10.  Additional Information .........................................................     34
Item 11.  Quantitative and Qualitative Disclosures about Market Risk .....................     39
Item 12.  Description of Securities other than Equity Securities .........................     40

                                         PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies ................................     40
Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds ...     40
Item 15.  Controls and Procedures ........................................................     40
Item 16A. Audit Committee Financial Expert ...............................................     42
Item 16B. Code of Ethics .................................................................     42
Item 16C. Principal Accountants Fees and Services ........................................     43
Item 16D. Exemption from the Listing Standards for Audit Committees ......................     43
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers .........     43
Item 17.  Financial Statements ...........................................................     43
Item 18.  Financial Statements ...........................................................     67
Item 19.  Exhibits .......................................................................     67
          Signatures .....................................................................     68
          Index to Exhibits Filed ........................................................     69

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1933, and accordingly, the information called for in Item 2 is not applicable to this report.

ITEM 3. KEY INFORMATION

A.    Selected Financial Data.

      The following table sets forth, for the periods and the dates indicated, selected financial and operating data for Allura International Inc. ("Company" or "Allura" or "Allura Group"), for the fiscal years ended March 31, 2005, 2004, 2003, 2002 and 2001. This information should be read in conjunction with the Company's Financial Statements and Notes thereto, and "Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To date, the Company has not paid any dividends on its common shares. The Company's policy at the present time is to retain earnings for corporate purposes. The payment of dividends in the future will depend on the earnings and financial condition of the Company and such other factors as the Board of Directors of the Company may consider appropriate. Since the Company is currently in an expansion stage, it is unlikely that earnings will be available for payment of dividends in the near future.

      The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). There are no material differences between Canadian GAAP and the accounting principles that are generally accepted in the United States ("U.S. GAAP") as applied to the Company, including disclosure items, excepting those disclosed in the financial statements under note 16.

      The following tables set forth information in Canadian dollars.

                                  2005           2004         2003          2002           2001
----------------------------------------------------------------------------------------------------
Net Sales                      $18,504,616   $16,322,923   $17,240,986   $14,854,454    $15,565,239
----------------------------------------------------------------------------------------------------
Gross profit                   $ 5,350,375   $ 4,166,129   $ 4,233,405   $ 3,207,914    $ 3,829,987
----------------------------------------------------------------------------------------------------
Net Income (Loss)              $   322,708   $   327,681   $   398,084   $(1,037,146)   $  (583,992)
----------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common
Share (a)                      $      0.02   $      0.02   $      0.03  ($      0.07)  ($      0.04)
----------------------------------------------------------------------------------------------------
Outstanding shares (a)          15,240,302    15,240,302    15,249,734    15,355,055     15,355,055
----------------------------------------------------------------------------------------------------
Total Assets                   $16,824,370   $11,539,964   $12,285,925   $13,624,443    $12,644,535
----------------------------------------------------------------------------------------------------
Working Capital                $ 2,936,292   $ 2,582,063   $ 2,250,619   $ 1,825,796    $ 1,763,449
----------------------------------------------------------------------------------------------------
Long Term Liabilities                                  -             -             -              -
----------------------------------------------------------------------------------------------------
Total Liabilities              $13,689,730   $ 8,728,032   $ 9,752,174   $11,327,737    $ 9,310,683
----------------------------------------------------------------------------------------------------
Non Controlling Interest                               -             -             -              -
----------------------------------------------------------------------------------------------------
Shareholder's Equity           $ 3,134,640   $ 2,811,932   $ 2,533,751   $ 2,296,706    $ 3,333,852
----------------------------------------------------------------------------------------------------
Dividends declared per share             -             -             -             -              -
----------------------------------------------------------------------------------------------------

(a) Earnings per share are on basic and fully diluted basis.

The company's consolidated financial statements for the years ended March 31, 2005, 2004 and 2003 have been restated to reflect the following adjustments as disclosed in Note 3 to the consolidated financial statements:

      (1) Due to a change in Canadian generally accepted accounting principles, the Company has recorded the fair value of a put option issued in 2000 as a liability rather than as equity as previously presented.

      (2) The Company has presented certain sales discounts as a reduction in net sales rather than as a selling cost as previously presented.

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

(a) On August 31, 2005, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank was $1.00 US = $1.1893 Canadian.

(b) The following table sets forth the high and low exchange rates for each month during the previous six months:

                         Canadian Dollar/US Dollar

      Month                             Low          High

      August 2005                     $1.1888      $1.2185
      July 2005                       $1.2048      $1.2365
      June 2005                       $1.2256      $1.2578
      May 2005                        $1.2373      $1.2703
      April 2005                      $1.2146      $1.2568
      March 2005                      $1.2017      $1.2463

(c) The following table sets forth the average rates for each period, calculated by using the average of the exchange rates on the last day of each month during the period:

                         Canadian Dollar/US Dollar

      Fiscal Year Ended             Average Rate

       March 31, 2005                 $1.2735
       March 31, 2004                 $1.3491
       March 31, 2003                 $1.5447
       March 31, 2002                 $1.5638
       March 31, 2001                 $1.5360

B.    Capitalization and Indebtedness.

      This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1933, and accordingly, the information called for in this Item 3.B is not required

C.    Reasons for the Offer and Use of Proceeds.

      This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1933, and accordingly, the information called for in Item 3.C is not applicable to this report.

D.    Risk Factors.

      The Company's business is subject to a number of risk factors that are set forth below. Additional risks and uncertainties not now known to us or that we think are immaterial may also adversely impact or impair our business. If any of the following risks actually occur, our business, results of operations, or financial condition would likely suffer.

      Outside manufacturers manufacture all of the Company's products, in whole or in part. These outside manufacturers typically are small to medium-sized, privately owned companies. During fiscal 2005, the Company purchased gold and silver products from over 126 suppliers, with the five largest suppliers accounting for approximately 36% of the Company's total gold and silver purchases. In the diamond jewelry, loose stone and coloured stone area, the company purchased products from approximately 101 suppliers, while the five largest suppliers accounted for 50% of the Company's total purchases in this area.

      Although a substantial portion of the Company's purchases are concentrated within a small number of suppliers, the Company does not believe the loss of any one supplier would have a material adverse effect on its business. Alternative sources of supply for the finished goods purchased by the Company are available. The Company has no long-term contractual relationship with any of its suppliers.

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

      The Company's business is substantially dependent on the efforts and abilities of Jeremy Bowman, its Chief Executive Officer. The loss of Mr. Bowman's services may have a material adverse effect on the Company's business. The Company is currently negotiating an employment agreement with Mr. Bowman; however, it has not yet been finalized. The Company does not maintain any key man life insurance on Mr. Bowman's life. There are no assurances that the agreement currently being negotiated will be finalized.

      The Company's success will depend upon recruiting and maintaining other qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages. There can be no assurance, however, that such personnel will always be available in the future. In addition, it cannot be predicted whether the Company's work force will be unionized. The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management. Although the Company has employment agreements with certain of its key employees, the loss of services of any of its management personnel could have a material adverse affect on the Company. See "Directors, Senior Management and Employees."

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

      The Company has no long-term contractual relationships with any of its customers nor are any of the Company's customers subject to any contractual provisions or other restrictions, which preclude them from purchasing products from the Company's competitors. As a gesture of good will the Company provides a stock balancing service, primarily to large retailers, in order to assist them with maintaining inventory levels in an efficient way. Stock balancing transactions involve taking back products for resorting and redistribution to other stores within the retailers group.

Concentration  of  ownership  among  our  Directors,   Executive  Officers,  and
Principal Stockholders may prevent new investors from influencing significant corporate decisions.

      Based upon beneficial ownership as of July 18, 2005, the Company's directors, executive officers, holders of more than 5% of our common stock, and their affiliates will, in the aggregate, beneficially own approximately 85% of our outstanding common shares. As a result, these stockholders, subject to any fiduciary duties owed to our other stockholders under Canadian law, will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant control over our management policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock. In addition, these stockholders, some of whom are directors or who have representatives sitting on the Company's board of directors, could use their voting influence to maintain the Company's existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to the Company's employee stock plans and approvals of significant financing transactions.

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

      There are presently issued and outstanding 15,240,302 shares and an additional 3,000,000 shares reserved for issuance upon the exercise of 352,500 options; all but 429,868 of which, are "restricted securities" as that term is defined under the Securities Act of 1933, as amended (the "Act"), and in the future may be sold in compliance with Rule 144 of the Act, pursuant to an a Registration Statement filed under the Act, or other applicable exemptions from registration thereunder. Rule 144 provides, in essence, that a person holding restricted securities for a period of one year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to one percent of the Company's outstanding Common Stock every three months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information is deemed available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of the Company and who has satisfied a two-year holding period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a Registration Statement filed under the Act, might have a depressive effect on the market price of the Company's Common Stock in any market that may develop for such shares.

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

Recently Enacted And Proposed Changes In Securities Laws And Regulations Are Likely To Increase Our Costs.

      In July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 ("SOX"). The purpose of the SOX is to, among other things, protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws. We expect these developments to increase the legal and financial compliance costs, and to make some activities more difficult. For example, we expect these developments to make it more difficult and more expensive for public companies to obtain director and officer liability insurance. These developments could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on an audit committee, and qualified executive officers. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result. Furthermore, proposed changes in the accounting rules could increase the expenses that we report under GAAP and adversely affect our operating results. While we will endeavor to establish the requisite procedures and structure our corporate governance in accordance with SOX and the rules and regulations thereunder, as issued by the SEC from time to time, we cannot assure you that we will be successful in this regard or that the costs we incur in doing so will not prove material and adversely affect our profitability.

ITEM 4. INFORMATION ON THE COMPANY

A.    History, development and organizational structure of the Company.

Corporate Structure

      Allura International Inc. (the "Company" or "Allura") was incorporated on April 13, 1988 under the laws of Canada under the name "IBB International Bullion and Metal Brokers (Canada) Limited." The Company changed its name to "Allura International Inc." on April 1, 1999 and simultaneously effected a corporate restructuring (the "Restructuring") by selling and transferring all of its assets, other than its 50% interest in Allura Diamonds Limited, a Canadian corporation ("ADL") to IBB International (Canada) Ltd., a Canadian corporation ("IBB") in exchange for shares of the capital stock of IBB. IBB was newly formed for the purpose of affecting the Restructuring and as a result of the Restructuring, became a wholly owned subsidiary of the Company. At the same time, the Company acquired the balance of the issued and outstanding shares of capital stock of ADL in exchange for 250,000 shares of the Company's common stock. During May 2000, the Company incorporated a new company, Bygo Inc. ("Bygo"). Collectively, IBB and ADL are referred to as the "Jewelry Division", and together with Bygo, as the "Subsidiaries," and together with the Company, as the

"Allura Group."

      The Company, through the Jewelry Division, is primarily in the business of wholesaling gold, sterling silver and diamond jewelry in Canada. Its customer base is comprised of large national chains as well as independent retailers. During 2000, the company incorporated a wholly owned subsidiary Bygo. Bygo currently has business-to-business and business-to-consumer Internet commerce sites. Since its inception, Bygo has earned minimal revenues as it has primarily devoted its efforts and resources to develop the software and hardware necessary to execute its business plan. Bygo operates as an on-line e-commerce facilitator of jewelry, paper goods and giftware distribution.

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

      IBB's sales are divided approximately 84% to major retail and jewelry store chains and 16% to independent jewelry stores. IBB has created a strong and resourceful management team and continues to invest more to develop and improve on management information systems and computer equipment. This strategy has built a strong management infrastructure, which is ready to handle possible expansion throughout the North American markets.

The Activities of ADL

      ADL was established in 1994 as a premier diamond house to market finished diamond jewelry and loose diamonds. ADL currently specializes in finer diamond jewelry.

      ADL sales are divided approximately 27% to major retail and jewelry store chains and 73% to independent jewelry stores. ADL's lower priced diamond jewelry to major retailers is marketed through IBB. In 2002, ADL incorporated the "Canadian Diamond" into its range of products. Then in 2004 ADL introduced a new "Diamond Collection Certificate" certifying rings within this product category as a true Canadian made product. This certificate accompanies all products within the "Hearts and Arrows" and "Ideal Cut Diamond" collections.

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

The Allura Group

      The Allura Group offers its customers a large selection of jewelry styles, consistent product quality, prompt delivery of product orders and provides a wide range of specialized services. The Company's retail customers include The Bay, Wal-Mart Canada Corp., Zellers Inc., Sears Canada Ltd., Ben Moss Jewellers and Charm Diamond Centres. These customers are among the Company's largest customers, accounting for approximately 62% of the Company's net sales in fiscal 2005, 61% in fiscal 2004 and 58% in fiscal 2003. They are representative of the customers to which the Jewelry Division's marketing efforts are directed. The Company continues to expand its customer base.

      While the Allura Group focused its primary marketing efforts on a relatively small number of retailers, in fiscal 2005, sales were made to approximately 600 customers; with over 1400 retail locations, and with no single customer accounting for more than approximately 26% of net sales. The Company's six largest customers accounted for approximately 62% of sales in fiscal 2005, 61% in fiscal 2004 and 58% in fiscal 2003.

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

Industry Background

      We obtained statistical data and certain other industry forecasts used throughout this report from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical and industry data and forecasts and market research used herein are reliable, we have not independently verified such data. We have not sought the consent of the sources to refer to their reports or articles in this report.

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

Sales and Marketing

      The Company's sales and marketing operations are directed at retail stores of all types and sizes such as department stores, catalogue retailers, mass merchants, major discounters, major jewelry retailers and independent jewelry stores. The Company's retail customers include The Bay, Wal-Mart Canada Corp., Zellers Inc., Sears Canada Ltd., Ben Moss Jewellers and Charm Diamond Centres. These customers are among the Company's largest customers, accounting for approximately 62% of the Company's net sales in fiscal 2005, 61% in fiscal 2004 and 58% in fiscal 2003. The company had two (2004: three) customers, sales to each of whom exceeded 10% of the total sales. They are representative of the customers to which the Jewelry Division's marketing efforts are directed. The Company continues to expand its customer base.

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

      Prices charged to individual customers vary based on the services required by the customer and the customer's sales volume. Most sales are made under terms that require payment to the Company of the full purchase price within 90 days of the date of invoice. During the Christmas holiday season, payment terms for certain customers may be extended. The Company also makes sales on a consignment basis (transactions in which products are delivered to customers for more than 90 days under terms which permit the customer to defer paying for the products until they are sold to its customers and allows them to return any unsold product). The amount of consignment sales in the past three fiscal years was approximately $5.7 million per year.

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

      While the Company sold its products to approximately 600 customers in fiscal 2005, sales of the Company's six largest customers accounted for approximately 62% of sales in fiscal 2005 and 61% in fiscal 2004 and 58% in fiscal 2003. All of the Company's active customers are Canadian except Zales Corporation.

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

Service

      Bygo provides a turnkey service for suppliers of jewelry, giftware, paper goods, housewares and related product categories. Suppliers and retailers will outsource catalogue creation, order transmission, purchasing facilitation and associated services to Bygo. This centralization of services will enable suppliers and retailers, who may not otherwise have the capacity to do so, to participate in the Internet marketplace and take advantage of the potential benefits offered by e-commerce.

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

      During fiscal 2005, the Company purchased gold and silver jewelry products from approximately 126 suppliers. The largest supplier accounted for approximately 16% of the Company's total gold and silver purchases, and the five largest suppliers accounted for approximately 36%. In the diamond jewelry, loose stone and coloured stone area, the company purchased products from approximately 101 suppliers. The largest supplier accounted for approximately 20% of the Company's total purchases in this area, with the five largest suppliers accounting for 50%.

      Although a substantial portion of the Company's purchases are concentrated within a small number of suppliers, the Company does not believe the loss of any one supplier would have a material adverse effect on its business. Alternative sources of supply for the finished goods purchased by the Company are available. The Company has no long-term contractual relationship with any of its suppliers.

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

Employees

      At March 31, 2005, the Company employed thirty-three persons on a full time basis. As at September 15, 2005, there were thirty-two persons employed on a full time basis. As at September 15, 2005, there are twelve employees in finance and administration nine in sales and merchandising, and eleven in inventory warehouse. Five employees are employed in the Halifax office, one is employed in Toronto, and twenty-six are employed in the Vancouver office. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

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

      The Company is also required to comply with the reporting requirements under Canadian securities laws and the reporting requirements for foreign issuers under the securities laws of the United States regulated by the Securities and Exchange Commission.

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

A.    Operating Results

Fiscal 2005 v. Fiscal 2004

      Sales for the fiscal year ended March 31, 2005 ("Fiscal 2005") were $18,504,616 compared to $16,322,923 for the fiscal year ended March 31, 2004 ("Fiscal 2004"), an increase of $2,181,693 or 13.4%. The Fiscal 2005 sales increase was primarily a result of:

   o  a new program implemented with a major national retailer and

   o  the return of business from a previous large customer.

      Cost of sales for Fiscal 2005 was $13,154,241 with a gross margin of 28.9% compared to $12,156,794 with a gross margin of 25.5% for Fiscal 2004. The increase in cost of sales of $997,447 or 8.20% was a result of increased sales in Fiscal 2005. Gross margin percentage for the current year has improved from the prior year. This percentage improved partly as a result of an increase in gold price, improvement in the level of the Canadian Dollar, and increase in return on inventory.

      General   administrative   costs  increased  by  27.9%  or  $710,249  from
$2,537,947 in Fiscal 2004 to $3,248,196 in Fiscal 2005. The changes were primarily a result of:

   o Bad Debts - increased $45,539 (47.9%): The current year increase is result of management's decision to write off the accumulation of small outstanding balances with major customers as well as a general increase in the provision for future write downs to reflect increased sales volumes.

   o Insurance - increased $127,505 (69.4%): There was an overall increase in premium rates for the Company's various insurance policies. An increased sales volume also generated a higher premium for credit insurance, while higher premiums were paid to underwriters for business interruption and inventory insurance - during the year, inventory levels increased significantly which required the Company to increase its sums insured.

   o Office and Miscellaneous - increased $168,343 (126.0%): In the current year, the Company incurred hiring/recruiting agent fees to place additional personnel into its resource pool. In addition, the Company contracted out additional programming and consulting work to computer consultants to improve its computerized systems and also utilized an external consultant to provide training programs and coaching services to its employee group.

   o Salaries and Wages - increased $408,449 (25.2%): During Fiscal 2005, the Company increased its staffing resources with additional permanent employees and also increased its temporary staffing during the fall of 2005 to manage and roll out new programs.

   o Travel, Meals and Entertainment - increased $46,132 (122.8%): During the year, the Company's sales team members increased travel to their various sales territories in order to promote new product lines and meet with customers. The Company's new national sales manager also travels regularly to each sales territory to work with the sales team members and meet with customers in an effort to generate more business.

      Selling and delivery expenses increased by $368,796 or 55.2% to $1,037,506 in Fiscal 2005 from $668,710 in the prior year, as a result of:

   o Marketing - increased $65,746 (27.5%): This year the Company paid additional marketing dollars to its major customers to assist with the promotion of new programs.

   o Freight and Shipping - increased $84,461 (49.7%): An increase in sales volume for the year resulted in additional shipping costs incurred - in addition some of the Company's new customers have multiple locations requiring drop shipments.

   o Selling Expenses - increased $196,871 (205.5%): The Company invested in new product displays during the year in order to roll out new programs and to also refresh the look of existing programs.

      Interest and bank charges for Fiscal 2005 increased by 13.2% to $562,999 when compared to the Fiscal 2004 figure of $497,534. The Company increased its demand operating line significantly during the year to finance new consignment programs, new program roll outs and the general costs associated with an increase in overall business.

      Earnings before tax in Fiscal 2005 was $431,629 compared to $388,567 in Fiscal 2004. This increase was substantially due to increased sales for the year.

      Tax expense is determined by entity-based results and as such, the Company's tax consists of corporate income taxes resulting from profitable operations in IBB and ADL. Allura's and Bygo's e-commerce start-up costs have created losses that may be used in future periods to reduce taxable income. As disclosed in note 9 to the Company's consolidated financial statements, the tax benefit of these losses has been offset by a valuation allowance of the same amount due to the uncertainty of their realization.

      Net earnings for the year of $322,708 reflect a decrease of $4,973 over last year's figure of $327,681.

Fiscal 2004 v. Fiscal 2003

      Sales for the fiscal year ended March 31, 2004 ("Fiscal 2004") were $16,322,923 compared to $17,240,986 for the fiscal year ended March 31, 2003 ("Fiscal 2003"), a decrease of $918,063 or 5.32%. The Fiscal 2004 sales decrease was primarily a result of:

   o  The discontinuation of a Major customers program

   o Economic factors which has resulted in conservative purchasing by both independent and Major customers

   o Tightening of credit policies to mitigate exposure to potential losses, primarily in the area of independent sales

      Cost of sales for Fiscal 2004 was $12,156,794 with a gross margin of 25.5% compared to $13,007,581 with a gross margin of 24.6% for Fiscal 2003. The decrease in cost of sales of $850,787 or 6.54% was a result of decreased sales in Fiscal 2004. Gross margin percentage for the current year has improved from the prior year. This percentage improved partly as a result of an increase in gold price and the improvement in the level of the Canadian Dollar.

General administrative costs increased by 7.12% or $168,715 from $2,369,232 in Fiscal 2003 to $2,537,947 in Fiscal 2004. The changes were primarily a result of:

   o Salaries and Wages: The Company hired additional accounting, sales and administration staff to manage the workload.

   o  Higher   accounting  and  legal  fees   associated  with  working  towards
      compliance with more stringent regulatory requirements, and consultation in connection with a unconsummated acquisition.

      Bad Debts: In the prior year there was a significant recovery of previously written off accounts receivables relating to bad debts. In the current year there were no similar recoveries.

      Selling and delivery expenses decreased by $122,178 or 15.4% to $668,710 in Fiscal 2004 from $790,888 in the prior year, as a result of:

   o  A reduction in commissionable sales

   o  The   discontinuation   of  a  major  program  that  previously   incurred
      substantial delivery costs

   o Display costs were lower than in previous years as a result of there being no significant content changes to major programs

      Interest and bank charges for Fiscal 2004 increased by 8.17% to $497,534 when compared to the Fiscal 2003 figure of $459,939. The change was primarily a result of:

   o The company paying a guarantee fee for a $1,000,000 standby letter of credit, which was used as a guarantee to our bank indebtedness.

      Earnings before tax in Fiscal 2004 was $388,567 compared to $539,820 in Fiscal 2003. This decrease was substantially due to higher administrative expenses coupled with a reduction in sales for the year.

      Tax expense is determined by entity-based results and as such, the Company's tax consists of corporate income taxes resulting from profitable operations in IBB and ADL. Allura's and Bygo's e-commerce start-up costs have created losses that may be used in future periods to reduce taxable income. As disclosed in note 9 to the Company's consolidated financial statements, the tax benefit of these losses has been offset by a valuation allowance of the same amount due to the uncertainty of their realization.

      Net earnings for the year of $327,681 reflect a decrease of $70,403 over last year's figure of $398,084.

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

      On September 30, 2005, the shareholders approved a 3 to 1 share consolidation for shareholders on record at September 30, 2005.

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

      The put options are exercisable after July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The put options entitle the holders to put the shares to the Company for the lesser of their fair value (estimated at $64,000 at March 31, 2005 (2004: $55,600; 2003:
$49,500)) and the original proceeds received under the unit offering ($500,000). The common share put options were outstanding as at September 15, 2005.

      As required under recently adopted Canadian generally accepted accounting principles, the Company has presented its obligation under this put as a current liability as disclosed in Note 3.

Bank Financing

      The Company's subsidiaries IBB and ADL (collectively the "Borrowers") currently have "Revolving Demand Loan" credit facilities ("Overdraft Loan") with HSBC to a combined maximum principal of $6,500,000 with a $3,000,000 onetime bulge in effect June 1, 2005 to February 28, 2006, reducing to $2,500,000 in effect April 1, 2006 to July 31, 2006 (the "Onetime Bulge"), thereafter an annual $1,100,000 bulge in effect from July 1 to February 28 each year (the "Seasonal Bulge"). The credit facilities are subject to certain margin requirements as defined in the Overdraft Loan offer letter from HSBC dated July 14, 2000, amended on August 9, 2001, and subsequently amended on August 28, 2002, October 8, 2002, March 18, 2003, July 31, 2003, July

2, 2004, July 19, 2004, March 31, 2005 and July 13, 2005 collectively referred to as the Company's "Banking Agreement".

      The margin requirements as defined by the Banking Agreement are as follows:

      The amount outstanding under the Loan will not, at any time, exceed the sum of:

      o 50% of the value of Acceptable Inventory, up to a maximum margin contribution of $2,500,000, including a onetime sub-limit increase to $1,350,000 in effect June 30, 2005 to March 31, 2006, thereafter a $1,000,000 sub-limit for Allura Diamonds Limited inventory at all times and a onetime increase to $3,725,000 in effect June 30, 2005 to March 31, 2006, reducing to $3,050,000 in effect April 1, 2005 to June 30, 2006, thereafter $3,050,000 for the months of July through October, plus 50% of consignment inventory limited to a maximum of $1,500,000 subject to the following sub limits; Bay/Zellers $1,500,000; Charms $100,000; Ben Moss $175,000;

      o 75% of the amount of Acceptable Accounts Receivable; plus 80% of the amount of Acceptable Accounts Receivable approved by the Bank as a "Major" account, and insured by Euler American Credit Indemnity Company ("Euler"), for 100% of the account receivable for a 60% pay out; plus 90% of the amount of Acceptable Accounts receivable insured by Euler for 100% of the account receivable for a 90% pay out;

      o     100% of the sum of Acceptable Credit Instruments;

      o An $800,000 allowance for the mortgage given in support of the guarantee.

      The Company's borrowings bear interest at a rate equal to Canadian prime plus 1/8% on the first $1,000,000 (Fiscal 2004: $1,000,000) and prime plus 1% on the balance. The prime interest rate on these loans at year-end was 4.25% (Fiscal 2004: 4.00%). The loans are collateralized by a general security agreement creating a first floating charge over all assets, a general assignment of book debts, an assignment of inventory under Section 427 of the Bank Act, a guarantee from a shareholder for $4,000,000 supported by a standby letter of credit for $1,000,000 (Fiscal 2004: $1,000,000), guarantees by certain other shareholders to a maximum of $800,000, supported by an assignment of certain shareholders' residential real estate to a maximum of $800,000.

      Under the terms of the demand overdraft loan agreement facility, the Company must maintain certain Debt to Tangible Net Worth ratios not exceeding
3.0 to 1 for its Jewelry Division and not exceeding 2.6 to 1 on the consolidated entity basis as defined by the bank at each year-end when the loan is outstanding. As at March 31, 2005, the Debt to Tangible Net worth ratios were
3.25 to 1 and 3.28 to 1 respectively.

      Notwithstanding the foregoing defaults, the bank has agreed not to demand repayment of the loan although they have not waived their ability to so and retain their ability to demand repayment due to the breached covenants.

      For the year ended March 31, 2005, the combined overdraft loan amounted to $7,849,332. The facility was renewed on July 13, 2005.

      The Company's account receivables net of allowances for doubtful accounts as at March 31, 2005 were $3,413,824 the balance in accounts receivable represented 18.4% of net sales for Fiscal 2005.

      The Company's inventory as at March 31, 2005 was $13,043,939 or 70.5 % of net sales for Fiscal 2005. Inventory is such a large percentage of sales because it reflects (i) the Company's commitment to ensure customers orders can be turned around in a short period from the time the order is placed with the Company to the time it is delivered, (ii) the increases in replenishment programs with customers, which the Company must ensure sufficient inventory is available at all times to achieve maximum ship value on each order and (iii) increase in consignment goods under consignment agreements resulting from customers store and program expansion. ADL continues to expand and develop its product line to increase selection and availability in the market place. Inventory has increased over the prior year as a result of two new programs with customers and a new program offered to Independent Groups.

      The Company's accounts payable and accrued liabilities as at March 31, 2005 were $4,674,618 for Fiscal 2005. The Company does not anticipate any difficulties in settling these obligations.

      Except for anticipated aggregate lease payments for both IBB and ADL of approximately $594,120 over the next five years, the Company has no significant capital commitments as of September 15, 2005. The Company anticipates that cash flow from operations, as well as borrowings available under current Overdraft Loan Facilities will be sufficient to satisfy the operating needs for the next twelve months.

U.S. Generally Accepted Accounting Principles

      There are no material differences between Canadian GAAP and U.S. GAAP as applicable to the Company's operations and financial statements, including disclosure items as disclosed in Note 16 to the Company's consolidated financial statements.

C.    Research and Development, Patents and Licenses, etc.

      The Company does not conduct research and development and holds no patents or licenses.

D.    Trend  Information

      See "Item 4. - Information on the Company, - Part B., Business Overview"

E.    Off-Balance Sheet Arrangements

      There are no known significant off-balance sheet arrangements other than those disclosed in Item 10 Section 3 under "Investment Agreement" and as disclosed in Note 10 of our audited consolidated financial statements for the year ended March 31, 2005.

F.    Tabular Disclosure Of Contractual Obligations

      The following table summarizes all of the outstanding obligations of the Company's continuing operations by the year that they become due. We expect to fund these obligations from operating income and equity/debt financing:

----------------------------------------------------------------------------------------------------------------
                                                                           Payments due by period
                                                          ------------------------------------------------------
                                                                       Less
                                                                      than 1      1-3                  More than
                 Contractual Obligations                    Total      year      years     3-5 years    5 years
----------------------------------------------------------------------------------------------------------------
[Long-Term Debt Obligations]                                      -        -           -           -           -
----------------------------------------------------------------------------------------------------------------
[Capital (Finance) Lease Obligations]                             -        -           -           -           -
----------------------------------------------------------------------------------------------------------------
[Operating Lease Obligations]                             $ 612,934        -   $ 368,352   $ 225,768   $  18,814
----------------------------------------------------------------------------------------------------------------
[Purchase Obligations]                                            -        -           -           -           -
----------------------------------------------------------------------------------------------------------------
[Other Long-Term Liabilities Reflected on the Company's
Balance Sheet under the GAAP of the primary financial
statements]                                                       -        -           -           -           -
----------------------------------------------------------------------------------------------------------------
Total                                                     $ 612,934        -   $ 368,352   $ 225,768   $  18,814
----------------------------------------------------------------------------------------------------------------

G.    Safe Harbor

      Some of the information in this report contains forward-looking statements. Forward-looking statements represent our current expectations or forecasts of future events and are based on our management's beliefs, as well as assumptions made by and information currently available to them. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include the words "anticipate," "believe," "budget," "estimate," "expect," "intend," "objective," "plan," "probable" "possible," "potential," "project" and other words and terms of similar meaning in connection with any discussion of future operating or financial performances.

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

H.    Legal Proceedings

      As at September 30th, 2005, there are no legal proceedings to which the Company is a party or to which its properties are subject. The Company does not know of any legal proceedings that are contemplated.

      In Fiscal 2003 the Company settled an outstanding dispute between MDA, Bygo and Allura, which culminated in the signing of a Settlement Agreement between all the parties dated May 1, 2002. The impact of the settlement was primarily accrued in Fiscal 2002 as the amounts related to the settlement were known at the financial statement date and were material. In the Financial Statements under Note 5, the return of 114,753 common shares of the Company by MDA as a component of the final settlement has been disclosed. Theses shares have been returned to Treasury and cancelled.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

      The following table sets out the full name, age, and function in the Company of the directors, executive officers and key employees of the Company as of September 15, 2005.

      On September 28th, 2004, the Directors on the Board of Directors were re-nominated to stand for election to the Board. All nominated Directors were re-appointed effective September 28th, 2004. On July 15, 2005, Andrew Lugsdin resigned as a Director.

-----------------------------------------------------------------------------------------------------
                                                                                        Position Held
             Name             Age                      Positions                            Since
-----------------------------------------------------------------------------------------------------
Jeremy Bowman                  54   Director, President and CEO                              1988
-----------------------------------------------------------------------------------------------------
Sheila Bowman                  47   Director, Secretary, and Treasurer                       1988
-----------------------------------------------------------------------------------------------------
Frank Kovacs                   52   Director                                                 1998
-----------------------------------------------------------------------------------------------------
Thomas Weckman                 51   Director and President of Allura Diamonds Limited        1994
-----------------------------------------------------------------------------------------------------
Tina VanderHeyden              53   Director                                                 1999
-----------------------------------------------------------------------------------------------------
Dave Wall                      56   Director                                                 2003
-----------------------------------------------------------------------------------------------------
Emily Tsen                     39   Chief Financial Officer /V.P.Operations                  1996
-----------------------------------------------------------------------------------------------------

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

      Dave Wall has been a Director since September 30th, 2003. Mr. Wall joined Norpac Controls Ltd. ("Norpac") in 1973 and became President of Norpac in June 2000. In addition, Mr. Wall serves on the Emerson Process Management Representative Presidents' Executive Committee and the Control Systems Division Advisory Committee. He also sits on two B.C.I.T. advisory Boards: the UBC Chemical Engineering Industry Advisory Board and the Association for Professional Engineers and Geo Scientists. He is a corporate campaign Executive for United Way and in prior years served as Board President for the North Shore Neighborhood House. Mr. Wall is a director of Norpac, Artemis Industrial Networks Ltd. and Norpac Employee Owners Ltd.

      Emily Tsen has served as the Chief Financial Officer of the Company since 1999 and previously as its Controller since 1996. In December 2003 she was further given the title of Vice President Operations. She received her chartered accountancy designation in British Columbia in 1993.

      Each director serves until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified or until such earlier time as such director may resign or be removed. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

      There are no arrangements or understandings between the director and any other person regarding such director or officers election to serve in his or her official capacity on behalf of the Company. The Shareholders' Agreement entitles Business Development Bank of Canada ("BDC') to select a nominee for the Board of Directors as long as BDC holds at least 300,000 Common Shares in the Company. As at September 15, 2005, BDC has not selected a nominee for the Board of Directors.

      Except as noted in the following paragraph, the Company has employment agreements with all of its senior management.

      The Company's business is substantially dependent on the efforts and abilities of Jeremy Bowman, its Chief Executive Officer. The loss of Mr. Bowman's services may have a material adverse effect on the Company's business. The Company is currently negotiating an employment agreement with Mr. Bowman; however, it has not yet been finalized. The Company does not maintain any key man life insurance on Mr. Bowman's life. There are no assurances that the agreement currently being negotiated will be finalized.

B.    Compensation

      The Company paid aggregate compensation of $607,500, $620,000 and $616,700 to all directors and officers as a group during the fiscal years ended March 31, 2005, 2004, and 2003, for services in all capacities. There were no funds set aside by the Company during the fiscal year ended March 31, 2005 to provide pension, retirement or similar benefits for officers or directors.

      On October 30, 1999, the Company approved stock options to be issued to employees and consultants of the Company. Total options granted by the Company, as at March 31, 2005 were 352,500 of which, 140,000 were granted to officers and directors of the Company. Each option is convertible into a share of the Company's common stock. Of the options currently outstanding, 57,500 options have an exercise price of $1.50 and will expire in approximately 0.32 years and 260,000 options have an exercise price of $1.58 and will expire in approximately 1.86 years. The balance of 35,000 options are unvested and vesting is at the discretion of the Board of Directors.

      The Company has a standard arrangement for the payment of fees to three directors of the Company for acting in such capacity. Directors are reimbursed for all expenses necessary for travel and attendance at meetings. Total payments of $21,000 during Fiscal 2005 to directors for acting in such capacity are included in the aggregate compensation disclosure discussed above.

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

      The Audit Committee is comprised of the following members as at September 15, 2005: Sheila Bowman, Tina VanderHeyden, Dave Wall and Frank Kovacs. The Audit Committee chair is Sheila Bowman.

      The Audit Committee holds meetings four times a year and its primary mandate is to facilitate the Company's corporate governance and protect the interest of shareholders by overseeing the financial reporting process and monitoring the responsibilities of the Company's management team as well as its Board of Directors.

      The Compensation and Human Resource Committee is comprised of the following members as at September 15, 2005: Tina VanderHeyden, Frank Kovacs, and Dave Wall. The Compensation and Human Resource Committee chair is Tina VanderHeyden.

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

D.    Employees

      At March 31, 2005, the Company employed thirty-three persons on a full time basis. As at September 15, 2005, there were thirty-two persons employed on a full time basis. As at September 15, 2005, there are twelve employees in finance and administration, nine in sales and merchandising, and eleven in inventory warehouse. Five employees are employed in the Halifax office, one is employed in Toronto, and twenty-six are employed in the Vancouver office. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

      During  Fiscal  2005,  the  Company  employed  approximately   thirty-five
temporary employees to cover off seasonal requirements.

E.    Share Ownership

      The share ownership of the persons set forth in Item 6.B above is disclosed in "Item 7. Major Shareholders and Related Party Transactions - Major Shareholders" below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

      As far as is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information, as at September 30, 2005, concerning (i) persons and companies that own of record or are known by the Company to own beneficially, directly or indirectly, more than 5% of the outstanding Common Shares and (ii) beneficial ownership of outstanding Common Shares by all directors and executive officers of the Company.

----------------------------------------------------------------------------------------
                                                    Number of Shares
                                                Beneficially or Directly   Percentage of
             Name of Shareholder                         Owned                 Class
----------------------------------------------------------------------------------------
International Bullion & Metal Brokers Ltd.(1)           6,250,000              41.1%
----------------------------------------------------------------------------------------
Bowman Family Trust ("Trust")(2)                        5,325,000              34.2%
----------------------------------------------------------------------------------------
Jeremy C. Bowman(3)                                       462,500               3.0%
----------------------------------------------------------------------------------------
Sheila P. Bowman(4)                                       602,500               3.9%
----------------------------------------------------------------------------------------
Thomas Weckman(7)                                         250,000               1.6%
----------------------------------------------------------------------------------------
B.D.C (6)                                                 340,136               2.2%
----------------------------------------------------------------------------------------
Tina VanderHeyden                                              (*)               (*)
----------------------------------------------------------------------------------------
Emily Tsen                                                     (*)               (*)
----------------------------------------------------------------------------------------
Officers and Directors as a group (7 people)           13,258,136              85.1%
----------------------------------------------------------------------------------------

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

(3)   Mr. Bowman is the Company's President, CEO and a Director.

(4) Sheila Bowman is a Director of the Company. Ms. Bowman's shares include 140,000 options with an exercise price of US$1.00 per share. The 140,000 options expire July 13, 2007.

(5) Frank Kovacs is a Director of International Bullion and is a Director of the Company.

(6) The Business Development Bank of Canada is a venture capital shareholder owning 340,136, or 2.2% of outstanding shares.

(7)   Tom Weckman is ADL's President and a Director.

* Less than 1% of class.

      The Company's major shareholders do not have different voting rights. However, some of these shareholders are subject to a shareholders agreement as described below.

      There has been no significant change in the percentage ownership held by any major shareholders during the past three years.

      As at September 15, 2005 there was no trading market for the Common Shares in the United States or Canada. The following table indicates the approximate number of record holders of Common Shares, the number of record holders of Common Shares with United States addresses and the portion and percentage of Common Shares so held in the United States.

      -----------------------------------------------------------------------
      Total Number     Number of US        Number of
       Registered    Registered Holders  Common Shares    Percentage of Class
      -----------------------------------------------------------------------
          113                45              90,400              0.60%
      -----------------------------------------------------------------------

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

B.    Related Party Transactions

      The Company operates from leased premises in Vancouver and Halifax. The Vancouver premises cover 8,557 square feet and give the Company a self-contained headquarters building from which to operate. The premises have an underground parking garage. The premises are leased from a partnership of which Jeremy Bowman, the Company's President and a stockholder who has significant influence on operations, is a partner. The Company believes that the terms of the lease are as favorable as those that could have been obtained from an unaffiliated third party. The Company leases the Vancouver premise for $9,400 per month plus expenses. The lease was renewed under the same terms during June 2005.

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

C.    Interests of Experts and Counsel

      This form is being filed as an Annual Report under the Securities Exchange Act 0f 1934, accordingly the information called for by this Item 7.C. is not required.

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

      The Company declared its first dividend on September 6, 2005 for all shareholders on record as at September 6, 2005. The dividend of USD $.01 per share was paid September 8, 2005. The Company's four largest shareholders have waived their dividends choosing to retain the funds in the Company to grow the business.

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

B.    Plan of Distribution

      This Form 20F is being filed as an Annual Report under the Securities Exchange Act of 1934, and accordingly, the information called for by this Item 9.B. is not applicable to this report.

C.    Selling Shareholders

      This Form 20F is being filed as an Annual Report under the Securities Exchange Act of 1934, and accordingly, the information called for by this Item 9.C. is not applicable to this report.

D.    Dilution

      This Form 20F is being filed as an Annual Report under the Securities Exchange Act of 1934, and accordingly, the information called for by this Item 9.D. is not applicable to this report.

E.    Expenses of the Issue

      This Form 20F is being filed as an Annual Report under the Securities Exchange Act of 1934, and accordingly, the information called for by this Item 9.E. is not applicable to this report.

ITEM 10. ADDITIONAL INFORMATION

A.    Share Capital

      This Form 20F is being filed as an Annual Report under the Securities Exchange Act of 1934, and accordingly, the information called for by this Item 10.A. is not required.

B.    Memorandum and Articles of Association

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

C.    Material Contracts

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

      The put options are exercisable after July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The put options entitle the holders to put the shares to the company for the lesser of their fair value (estimated at $64,000 at March 31, 2005 (2004: $55,600)) and the original proceeds received under the unit offering ($500,000). The common share put option was still outstanding as at September 15, 2005.

Leases

      The Company entered into a lease on June 22, 1998, with a partnership of which Jeremy Bowman, the Company's President, CEO and director, is a partner. The lease is for premises at its Vancouver office on 1555 West 8th Avenue, Vancouver, B.C., V6J 1T5, Canada which it leases for $9,400 per month plus expenses. The Company moved to these premises in June 2000. The lease was renewed with the same terms during June 2005.

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

Agreement between Bygo, the Company and MDA

      On May 9, 2000, the Company entered into an agreement with MacDonald Dettwiler and Associates Ltd. ("MDA") for software development services to be provided by MDA (the "MDA Agreement"). MDA and the Company entered into an amendment to the MDA Agreement dated July 28, 2000 (the "July Amendment") pursuant to which, among other things, Allura's interest therein was assigned to Bygo. A further amendment was entered into on December 12, 2000 (the "December Amendment'). The MDA Agreement as amended by the July Amendment, the December Amendment and certain other subsequent amendments, is herein referred to as the "Amended MDA Agreement."

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

D.    Exchange Controls

      There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements. See "Taxation" below.

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

      You may inspect and copy our registration statements, including their exhibits and schedules, and the reports and other information we file with the Securities and Exchange Commission in accordance with the Exchange Act at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

I.    Subsidiary Information

      This information is not applicable to this report.

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

      At March 31, 2005 and 2004, the Company's accounts payable and accrued liabilities included the following foreign currency denominated amounts:

                                                        2005           2004
                                                   -------------   ------------
U.S.                                               $   2,846,208   $    921,269

Euro                                                     377,647         45,125
                                                   -------------   ------------
                                                   $   3,223,855   $    966,394
                                                   -------------   ------------

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

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

      Under the terms of the Company's demand overdraft loan agreement facility with its bank as discussed in Item 5, the Company must maintain certain Debt to Tangible Net Worth ratios not exceeding 3.0 to 1 for its Jewelry Division and not exceeding 2.6 to 1 on the consolidated entity basis as defined by the bank at each year-end when the loan is outstanding. As at March 31, 2005, the Debt to Tangible Net worth ratios were 3.25 to 1 and 3.28 to 1 respectively.

      Notwithstanding the foregoing defaults, the bank has agreed not to demand repayment of the loan although they have not waived their ability to so and retain their ability to demand repayment due to the breached covenants.

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

      During the annual report period, we carried out an evaluation, under the supervision and with the participation of our senior management, including Chief Executive Officer, Jeremy Bowman, and Chief Financial Officer, Emily Tsen, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14(c) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F filed with the SEC is recorded, processed, summarized and reported timely. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures, are effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings, except as indicated below.

      During the audit of the 2005 financial statements the Company's auditors identified material weaknesses in internal controls over financial reporting.

      Two of the more significant examples of these weaknesses are described below.

      In the revenue process area, segregation of duties is not at an appropriate level. There are employees who have access to the processing of accounts receivable payment transactions and who also have access to maintaining and reconciling accounts receivable records. In addition, warehouse receiving staff have the ability to record returns, credits, and sales allowances without independent review.

      In the area of expense/payables/inventory processes, enhanced segregation of duties procedures should be put in place. Employees who are responsible for data input from source documents do not have their work independently reviewed for accuracy or appropriateness. As well, these same employees are also responsible for indicating that documents have been processed, a step that is performed without further verification.

      In both of the above examples, when employees perform incompatible duties, and if compensating controls are not appropriate, then this situation could result in material errors and/or fraud.

      As part of the process to design its program for complying with Section 404 of the Sarbanes Oxley Act of 2002 the Company will evaluate and enhance its procedures where the interpretation of GAAP is involved and will expand its external consultative process in advance of implementing new accounting procedures. The interpretation issues have been accounted for correctly in the preparation of the financial statements set out in Item 17.

      Except for the matters referred to above, there have been no changes in our internal controls over financial reporting or other factors, which could significantly affect internal controls over financial reporting subsequent to the date of the evaluation.

      The company will review the identified internal control weaknesses and look into implementing some compensating controls in an effort to mitigate the potential identified risks.

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

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

                                     2004            2005        Aggregate Fees

Audit fees                      $     52,900        77,500           130,400

Tax services and
Other services                  $     14,100         7,280            21,380
                                -----------------------------------------------
                                $     67,000        84,780           151,780
                                ===============================================

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEES

      The information called for by this Item 16D is not applicable to the Company.

ITEM 16E.  PURCHASES   OF  EQUITY  SECURITIES  BY  THE  ISSUER  AND  AFFLILIATED
PURCHASERS

      There have been no purchases of equity securities by the Company or affiliated purchasers.

ITEM 17. FINANCIAL STATEMENTS

      The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. Reconciliation to U.S. GAAP is included therein under note 16 to the financial statements.

      The report of independent registered public accountants, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below. The report of independent registered public accounting firm is included herein immediately preceding the respective financial statements, notes, schedules, etc.

                                                 Allura International Inc.
                                                 Consolidated
                                                 Financial Statements
                                                 (expressed in Canadian dollars)
                                                 March 31, 2005, 2004 and 2003

Contents

                                                                           Page
                                                                          ------
Report of Independent Registered Public Accounting Firm                       46

Consolidated Balance Sheets                                                   47

Consolidated Statements of Operations                                         48

Consolidated Statements of Cash Flows                                         49

Consolidated Statements of Shareholders' Equity                               50

Notes to the Consolidated Financial Statements                             51-65

Consolidated Schedules of Administrative and Selling and Delivery
   Expenses                                                                   66

Grant Thornton LLP
Chartered Accountants                                      [LOGO] Grant Thornton
Management Consultants

Report of Independent Registered Public Accounting Firm
To the shareholders of
Allura International Inc.

We have audited the accompanying consolidated balance sheets of Allura International Inc. as at March 31, 2005 and 2004 and the consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allura International Ltd. as at March 31, 2005 and 2004 and the results of its operations and its cash flows for each of three years ended March 31, 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada                                   /s/ "Grant Thornton LLP"
August 19, 2005, except as to Note 3(b)             ------------------------
which is as at October 4, 2005                      Chartered Accountants

Comment by Auditors for US Readers on Canada - US Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have been implemented in the financial statements such as those described in Note 3 to the consolidated financial statements of Allura International Inc. As described in Note 3, due to a change in Canadian generally accepted accounting principles, the Company has recorded the fair value of a put option issued in 2000 as a liability rather than as equity as previously presented. The Company also restated its financial statements related to its presentation of certain payment discounts granted to customers. These discounts have been restated to be presented as a reduction of net sales rather than as a selling expense. Our report to the shareholders of Allura International Inc. dated August 19, 2005, except as to Note 3(b) which is at October 4, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such restatements in the report of the independent registered public accounting firm when the change is properly accounted for and adequately disclosed in the financial statements.

Vancouver, Canada                                   /s/ "Grant Thornton LLP"
August 19, 2005, except as to Note 3(b)             ------------------------
which is as at October 4, 2005                      Chartered Accountants

P.O. Box 11177, Royal Centre
Suite 2800
1055 West Georgia Street
Vancouver, BC  V6E 4N3
T (604) 687-2711
F (604) 685-6569
E Vancouver@GrantThornton.ca
www.GrantThornton.ca
Canadian Member of Grant Thornton International

Allura International Inc.
Consolidated Balance Sheets
(expressed in Canadian dollars)
March 31

                                                        2005            2004
                                                                     (Restated
                                                                     - Note 3)
--------------------------------------------------------------------------------
Assets
Current
   Cash and cash equivalents                        $     37,990   $      72,955
   Receivables, net (Note 4)                           3,413,824       3,509,367
   Inventories                                        13,043,939       7,607,366
   Income taxes receivable                                     -          59,990
   Prepaids                                              130,269          60,417
                                                    ------------   -------------

Total current assets                                  16,626,022      11,310,095

Property and equipment, net (Note 6)                     171,378         202,899
Goodwill                                                  26,970          26,970
                                                    ------------   -------------

Total assets                                        $ 16,824,370   $  11,539,964
                                                    ============   =============

--------------------------------------------------------------------------------

Liabilities
Current
   Bank indebtedness (Note 7)                       $  8,911,408   $   6,382,244
   Accounts payable and accruals (Note 8)              4,674,618       2,290,188
   Income taxes payable                                   39,704               -
   Obligation under put option (Note 10)                  64,000          55,600
                                                    ------------   -------------

Total current liabilities                             13,689,730       8,728,032
                                                    ------------   -------------
Shareholders' Equity

Capital stock (Note 10)                                2,545,765       2,545,765
Retained earnings                                        588,875         266,167
                                                    ------------   -------------

Total shareholders' equity                             3,134,640       2,811,932
                                                    ------------   -------------

Total liabilities and shareholders' equity          $ 16,824,370   $  11,539,964
                                                    ============   =============

--------------------------------------------------------------------------------
Commitments (Note 11)

On behalf of The Board

/s/ "Jeremy Bowman"
-------------------
Jeremy Bowman

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Consolidated Statements of Operations
(expressed in Canadian dollars)
Years Ended March 31

                                                                      2005                   2004                  2003
                                                                   (Restated              (Restated             (Restated
                                                                    - Note 3)             - Note 3)              - Note 3)
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                         $ 18,504,616    100%  $ 16,322,923   100.0%  $ 17,240,986   100.0%

Cost of goods sold                                                  13,154,241   71.1     12,156,794    74.5     13,007,581    75.4
                                                                  ------------   ----   ------------   -----   ------------   -----

Gross profit                                                         5,350,375   28.9      4,166,129    25.5      4,233,405    24.6
                                                                  ------------   ----   ------------   -----   ------------   -----

Expenses
   Administrative (Page 21)                                          3,248,196   17.6      2,537,947    15.5      2,369,232    13.7
   Depreciation and amortization                                        64,874    0.3         68,778     0.4         72,884     0.4
   Selling and delivery (Page 21)                                    1,037,506    5.6        668,710     4.1        790,888     4.6
                                                                  ------------   ----   ------------   -----   ------------   -----

                                                                     4,350,576   23.5      3,275,435    20.0      3,233,004    18.7
                                                                  ------------   ----   ------------   -----   ------------   -----

Earnings before other income (expenses)                                999,799    5.4        890,694     5.4      1,000,401     5.8
                                                                  ------------   ----   ------------   -----   ------------   -----
Other income (expenses)
   Interest, bank charges, and guarantee fee (Note 13(a))             (562,999)  (3.1)      (497,534)   (3.0)      (459,939)   (2.7)
   Other income                                                          3,229      -          1,507       -          5,858      -
   Change in put option obligation (Note 3)                             (8,400)     -         (6,100)      -         (6,500)     -
                                                                  ------------   ----   ------------   -----   ------------   -----

                                                                      (568,170)  (3.1)      (502,127)   (3.0)      (460,581)   (2.7)
                                                                  ------------   ----   ------------   -----   ------------   -----

Earnings before income taxes                                           431,629    2.3        388,567     2.4        539,820     3.1

Income taxes                                                           108,921    0.6         60,886     0.4        141,736     0.8
                                                                  ------------   ----   ------------   -----   ------------   -----

Net earnings                                                      $    322,708    1.7%  $    327,681     2.0%  $    398,084     2.3%
                                                                  ============   ====   ============   =====   ============   =====

Earnings per share (basic and diluted)                            $       0.02          $       0.02           $       0.03
                                                                  ============          ============           ============

Weighted average common shares outstanding (basic and diluted)      15,240,302            15,240,302             15,249,734
                                                                  ============          ============           ============

------------------------------------------------------------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
Years Ended March 31

                                                                  2005          2004         2003
---------------------------------------------------------------------------------------------------
Cash and cash equivalents derived from (applied to)

   Operating
      Net earnings                                            $    322,708   $  327,681   $ 398,084
      Depreciation and amortization                                 64,874       68,778      72,884
      Change in put option obligation (Note 3)                       8,400        6,100       6,500
      Change in non-cash operating working capital (Note 12)    (2,926,758)    (320,134)   (455,111)
                                                              ------------   ----------   ---------
                                                                (2,530,776)      82,425      22,357
                                                              ------------   ----------   ---------
   Financing
      Bank indebtedness                                          2,529,164     (160,106)   (917,354)
                                                              ------------   ----------   ---------
   Investing
      Purchase of equipment                                        (33,353)     (15,515)    (52,645)
      Proceeds on disposition of equipment                               -            -     646,820
      Decrease in payables and accruals
          related to investing activities                                -            -    (310,852)
                                                              ------------   ----------   ---------
                                                                   (33,353)     (15,515)    283,323
                                                              ------------   ----------   ---------

Net decrease in cash                                               (34,965)     (93,196)   (611,674)

Cash and cash equivalents

   Beginning of year                                                72,955      166,151     777,825
                                                              ------------   ----------   ---------
   End of year                                                $     37,990   $   72,955   $ 166,151
                                                              ============   ==========   =========
---------------------------------------------------------------------------------------------------

Non-cash investing and financing activities not included in cash flows

   Shares cancelled in part settlement of dispute (Note 5)    $          -   $        -   $ 167,539

Supplementary cash flow information
   Interest paid                                              $    560,558   $  462,705   $ 422,137

   Income taxes paid during the year                          $    120,296   $  288,980   $  13,796

---------------------------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Consolidated Statements of Shareholders' Equity
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------

                                                    Shares Issued
                                               ------------------------    (Deficit)
                                                Number of     Ascribed     Retained
                                                 Shares         Value       Earnings       Total
                                               ----------   -----------   -----------   -----------
Balance March 31, 2002 previously Reported     15,355,055   $ 3,083,776   $  (787,070)  $ 2,296,706

Put option obligation adjustment (Note 3)               -      (370,472)      327,472       (43,000)
                                               ----------   -----------   -----------   -----------
Balance March 31, 2002 restated                15,355,055   $ 2,713,304   $  (459,598)  $ 2,253,706

Shares cancelled (Note 5)                        (114,753)     (167,539)            -      (167,539)

Net earnings, year ended March 31, 2003                 -             -       398,084       398,084

                                               ----------   -----------   -----------   -----------
Balance March 31, 2003, restated               15,240,302   $ 2,545,765   $   (61,514)    2,484,251

Net earnings, year ended March 31, 2004                 -             -       327,681       327,681
                                               ----------   -----------   -----------   -----------

Balance March 31, 2004, restated               15,240,302     2,545,765       266,167     2,811,932

Net earnings, year ended March 31, 2005                 -             -       322,708       322,708
                                               ----------   -----------   -----------   -----------

Balance March 31, 2005                         15,240,302   $ 2,545,765   $   588,875   $ 3,134,640
                                               ==========   ===========   ===========   ===========

--------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------

1. Nature of operations

The Company operates in one reportable business segment and is in the business of wholesaling gold and diamond jewelry in Canada. Its customer base comprises national chains and independent retailers.

--------------------------------------------------------------------------------

2.  Summary of significant accounting policies

Basis of presentation

These financial statements are presented in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries, IBB International (Canada) Ltd., Allura Diamonds Limited and Bygo Inc. The accounting principles used conform in all material respects to principles generally accepted in the United States of America except as disclosed in Note 16.

Use of estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

Foreign currency

The Company considers the Canadian dollar its functional currency. Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates. Sales, purchases, receipts and payments are translated throughout the year at exchange rates prevailing at the date of the transaction. Exchange gains and losses are included in earnings for the year as part of cost of sales and amounted to a
(gain) loss of $297,583 (2004: $380,273, 2003: $209,316).

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers cash on hand and balances with banks and highly liquid temporary money market instruments with original maturities of three months or less as cash or cash equivalents. Bank borrowings are considered to be financing activities.

Inventories

Inventories are comprised of loose gemstones and finished products and are valued at the lower of cost and net realizable value. Cost consists of the invoiced price plus applicable duty, excise tax, and freight charges. Net realizable value is based upon estimated selling price less further costs to completion and disposal. 2005 inventories include goods held on consignment by customers under consignment agreements totaling $2,605,200 (2004: $1,603,000).

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

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

Goodwill

Goodwill arises from the 1999 acquisition of the 50% of Allura Diamonds Limited that the Company did not previously own and consists of the excess of the purchase price over the estimated fair value of the net tangible assets acquired. Effective April 1, 2002, the Company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants with respect to the valuation of goodwill. Under the new recommendations, goodwill is no longer amortized, but is tested for impairment at least on an annual basis. For the years ended March 31, 2005, 2004 and 2003, application of the new recommendations resulted in net earnings that were $Nil, $13,462 and $13,508 higher, respectively, if goodwill were amortized as it was prior to April 1, 2002. This change would not affect earnings per share.

Had the Company continued to amortize goodwill as it did prior to April 1, 2002, the Company's adjusted net earnings and adjusted net earnings per share (basic and diluted) would be as follows:

                                        2005            2004            2003
                                                     (Restated       (Restated
                                                     - Note 3)       - Note 3)

Net earnings as presented          $     322,708   $     327,681         398,084

Reduced amortization under new
   accounting standard                         -          13,462          13,508
                                   -------------   -------------   -------------

Adjusted net earnings              $     322,708   $     314,219         384,576
                                   =============   =============   =============

Adjusted net earnings per share
   basic and diluted               $        0.02   $        0.02            0.03
                                   =============   =============   =============

Revenue recognition

The Company recognizes revenue when goods have been shipped, title to the goods are passed to the customer, and collection is reasonably assured.

Sales of inventory held on consignment by customers are recognized when the consignment inventory is sold by

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------

2. Summary of significant accounting policies (Continued)

Revenue recognition (continued)

these customers to third parties or purchased by these customers.

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

In accordance with the recommendations under Section 3870, the Company follows the fair value method for recording compensation for all rewards made to employees and non-employees including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets.

The fair value of stock options is determined by the Black Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options.

Prior to April 1, 2003, the Company elected not to follow the fair value based method of accounting for stock options granted to directors and employees. No compensation expense was recognized when stock options were granted if the exercise price of the stock options granted was at market value.

Any consideration paid on the exercise of stock options or purchase of shares was credited to share capital.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------

2. Summary of significant accounting policies (Continued)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and loss carry forwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of substantive enactment. When it is considered more likely than not that a future tax asset will not be realized, a valuation allowance is provided.

Earnings per share

The Company uses the treasury stock method to calculate diluted earnings per share. Under this method, all options with an average exercise price less than or equal to the average share price for the year are assumed to be exercised at the average share price during the period.

Diluted per share amounts are not presented as the effect of the assumed exercise of 352,500 (2004: 2,357,500, 2003: 2,366,000) unexercised options is antidilutive.

Capital stock issued for consideration other than cash

Capital stock issued for consideration other than cash is recorded at an estimate of the fair value of the stock issued or issuable or at an estimate of the fair value of the goods or services received (whichever is more readily ascertainable).

--------------------------------------------------------------------------------

3. Restatements

      (a) During the year, the Company changed its accounting policy with regard to put options issued in 2001 and still outstanding (Note 10) to comply with EIC-149, Accounting for Retractable or Mandatorily Redeemable Shares. The effect of this change was a reclassification of the fair value of the Company's obligation under this put option from equity to liabilities. The change has been accounted for on a retroactive basis with restatement of the prior year figures.

      (b) Subsequent to year end, the Company changed its method of accounting for payment discounts granted to customers. These discounts were previously presented as selling expenses, a component of selling and delivery expenses. The Company has adjusted the 2005, 2004 and 2003 consolidated financial statements to present these discounts as a reduction in net sales.

      The effect of these changes on current and prior periods presented is as follows:

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------

3. Restatements (Continued)

              Increase (Decrease)

                                       2005             2004           2003
                                   -------------   -------------   -------------

Obligation under put option        $      64,000   $      55,600   $     49,500

Capital stock                      $    (370,472)  $    (370,472)  $   (370,472)

Retained earnings (deficit)        $     306,472   $     314,872   $    320,972

Other expense                      $       8,400   $       6,100   $      6,500

Net sales                          $    (545,623)  $    (354,665)  $   (372,500)

Selling expenses                   $    (545,623)  $    (354,665)  $   (372,500)

--------------------------------------------------------------------------------

4. Receivables

                                                        2005           2004
                                                   -------------   -------------

Receivables                                        $   3,687,844   $  3,703,420
Allowance for doubtful accounts                         (274,020)      (194,053)
                                                   -------------   -------------

                                                   $   3,413,824   $  3,509,367
                                                   =============   =============

--------------------------------------------------------------------------------

5. Shares cancelled

During 2003, the Company, a subsidiary, and a supplier of e-commerce applications and software development agreed to settle all disputes pertaining to a project to develop certain software for the Company's Bygo Internet commerce platform.

A component of the settlement agreement reached with the supplier of e-commerce application and software development resulted in 114,753 common shares issued in 2001 being returned to the Company and cancelled during fiscal 2003.

--------------------------------------------------------------------------------

6. Property and equipment
                                                                         2005
                                                                      ----------
                                                     Accumulated
                                                   Depreciation and      Net
                                        Cost         Amortization     Book Value
                                   -------------   ----------------   ----------
Computer equipment and
   Software                        $     410,827   $        305,517   $  105,310
Furniture and equipment                  186,277            140,370       45,907
Leasehold improvements                   144,313            125,336       18,977
Trademark                                 11,840             10,656        1,184
                                   -------------   ----------------   ----------

                                   $     753,257   $        581,879   $  171,378
                                   =============   ================   ==========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------

6. Property and equipment (Continued)

                                                                         2004
                                                     Accumulated      ----------
                                                   Depreciation and       Net
                                        Cost         Amortization     Book Value
                                   -------------   ----------------   ----------
Computer equipment and
   Software                        $     389,864   $        281,806   $  108,058
Furniture and equipment                  181,630            138,187       43,443
Leasehold improvements                   144,313             96,467       47,846
Trademark                                 11,840              8,288        3,552
                                   -------------   ----------------   ----------

                                   $     727,647   $        524,748   $  202,899
                                   =============   ================   ==========

--------------------------------------------------------------------------------

7. Bank indebtedness

Bank indebtedness is comprised of demand overdraft loan facilities totaling $6,500,000 (2004: $6,500,000) except the loans available increase to $7,600,000
(2004: $7,600,000) from July 1st to February 28th (the "Seasonal Bulge"), plus an additional $900,000 one-time bulge in effect July 15, 2004 to June 30, 2005 (the "Additional Bulge"), plus a secondary additional $1,600,000 one time bulge in effect March 1, 2005 to June 30, 2005 (the "Secondary Additional Bulge"). Subsequent to year end, the demand overdraft loan facilities totaling $6,500,000 were renewed except the loan available increased to $9,500,000 from June 1, 2005 to February 28, 2006 (the "One Time Bulge"). The facility details are summarized as follows:

                                   Demand
                                 Overdraft        Annual                        Secondary
                                    Loan         Seasonal       Additional     Additional        Total
                                  Facility         Bulge           Bulge          Bulge       Facilities
                               -------------   -------------   ------------   ------------  --------------
Balance March 31, 2003         $   6,500,000   $           -   $          -   $          -  $    6,500,000

Increase on July 1, 2003                   -       1,100,000              -              -       1,100,000

Decrease on March 1, 2004                  -      (1,100,000)             -              -      (1,100,000)
                               -------------   -------------   ------------   ------------  --------------

Balance, March 31, 2004            6,500,000               -              -              -       6,500,000

Increase on July 1, 2004                   -       1,100,000        900,000                      2,000,000

Decrease on March 1, 2005                  -      (1,100,000)             -              -      (1,100,000)

Increase on March 1, 2005                  -               -              -      1,600,000       1,600,000
                               -------------   -------------   ------------   ------------  --------------

March 31, 2005                 $   6,500,000   $           -   $    900,000   $  1,600,000  $    9,000,000
                               =============   =============   ============   ============  ==============

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------

7. Bank indebtedness (Continued)

These  loans bear  interest  at prime plus 1/8% on the first  $1,000,000  (2004:
$1,000,000) and prime plus 1% on the balance. The prime interest rate on these loans at year-end was 4.25% (2004: 4.00%). The loans are collateralized by a general security agreement creating a first floating charge over all assets, a general assignment of book debts, an assignment of inventory under Section 427 of the Bank Act, a guarantee from a shareholder for $4,000,000 supported by a standby letter of credit for $1,000,000 (2004: $1,000,000), guarantees by certain other shareholders to a maximum of $800,000, supported by an assignment of certain shareholders' residential real estate to a maximum of $800,000.

Under the terms of the demand overdraft loan agreement facility, the Company must maintain certain Debt to Tangible Net Worth ratios not exceeding 3.0 to 1 for its Jewelry Division and not exceeding 2.6 to 1 on the consolidated entity basis as defined by the bank at each year-end when the loan is outstanding. As at March 31, 2005, the Debt to Tangible Net worth ratios were 3.25 to 1 and 3.28 to 1 respectively.

Notwithstanding the foregoing defaults, the bank has agreed not to demand repayment of the loan although they have not waived their ability to so and retain their ability to demand repayment due to the breached covenants.

--------------------------------------------------------------------------------

8. Accounts payable and accruals

                                                         2005          2004
                                                      -----------   -----------

Accounts payable                                      $ 3,835,674   $ 1,260,732
Accruals                                                  838,944     1,029,456
                                                      -----------   -----------

                                                      $ 4,674,618   $ 2,290,188
                                                      ===========   ===========

--------------------------------------------------------------------------------

9. Income taxes

(a) The provision for income taxes differs from the amount that would have been expected by applying Canadian corporate income tax to the loss before taxes. The principal reasons for this difference are as follows:

                                            2005         2004           2003
                                        -----------   -----------   -----------
                                                       (Restated     (Restated
                                                       - Note 3)     - Note 3)
Earnings before income taxes            $   431,629   $   388,567   $   539,820
Statutory income tax rate                        38%           38%           40%
                                        ---------------------------------------
Anticipated current income tax
   provision (recovery)                 $   164,019   $   147,655   $   215,928
Tax provision effect arising from:
Small business deduction                    (52,466)      (46,000)      (68,580)
Tax losses utilized                         (17,015)      (21,607)      (68,000)
Non-deductible expenses and other            11,936       (28,468)       31,488
Potential benefit of losses not
   recognized                                 2,447         9,306        30,900

                                        -----------   -----------   -----------
Current income taxes                    $   108,921   $    60,886   $   141,736
                                        ===========   ===========   ===========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------

9. Income taxes (Continued)

(b) Future income tax assets consist of the following:

                                                     2005            2004
                                                 -------------   -------------

   Capital assets                                $      58,500   $      44,300
   Non-capital loss carry forward                      448,500         382,700
   Other items                                          11,000          11,000
   Valuation adjustment                               (518,000)       (438,000)
                                                 -------------   -------------

                                                 $         Nil   $         Nil
                                                 =============   =============

(c) The operating losses expire as follows:

                                                      2005           2004
                                                 -------------   -------------

   2008                                          $     550,000   $     608,000
   2009                                                544,000         546,000
   2010                                                102,000         102,000
   2011                                                 31,000          31,000
   2015                                                 32,000               -
                                                 -------------   -------------

                                                 $  1, 259,000   $  1, 287,000
                                                 =============   =============

--------------------------------------------------------------------------------

10. Capital stock

Authorized:
   Unlimited number of common shares without par value

Issued:                                              2005            2004
                                                 -------------   -------------

   15,240,302 (2004: 15,240,302) common shares   $   2,545,765   $  2,545,765

Stock options

The Company established a stock option plan ("the Plan") that allows for the issuance of up to 3,000,000 common shares as incentive stock options to current and future key employees and consultants. The Board of Directors administers the Plan and has the authority to determine the terms and restrictions on all options, as

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------

10. Capital stock (Continued)

Stock options (continued)

well as to interpret any provision of the Plan. Discretionary options, once granted, vest at the discretion of The Board of Directors. A summary of the status of the Company's options is presented below:

                                           Number of Shares                 Weighted
                             --------------------------------------------    Average
                                Unvested /   Vested / Non-                  Exercise
                             Discretionary   Discretionary      Total        Price
                             -------------   -------------   ------------   --------
Balance, March 31, 2003            283,500       2,082,500      2,366,000    $ 0.75

Year ended March 31, 2004
    Cancelled                       (2,500)              -         (2,500)   $ 1.50
    Expired                              -          (6,000)        (6,000)   $ 1.58
                             -------------   -------------   ------------

Balance, March 31, 2004            281,000       2,076,500      2,357,500    $ 0.74
Year ended March 31, 2005
    Expired                       (246,000)     (1,759,000)    (2,005,000)   $ 0.60
                             -------------   -------------   ------------

Balance, March 31, 2005             35,000         317,500        352,500    $ 1.56
                             =============   =============   ============

The weighted average fair value of the options granted during the year was $NIL (2004: $NIL; 2003: $0.19).

The following table summarizes information concerning options outstanding at March 31, 2005:

                      Total Outstanding           Exercisable
                   ------------------------   --------------------
                                 Weighted                 Weighted
                                 Average                   Average
                   Number of    Remaining     Number of   Exercise
Exercise Price       Shares    Life (Years)     Shares      Price
--------------     ---------   ------------   ---------   --------
    $1.50             92,500       0.32          57,500    $ 1.50
    $1.58            260,000       1.86         260,000    $ 1.58
                   ---------                  ---------

                     352,500       0.81         317,500    $ 1.57
                   =========                  =========

The following proforma financial information presents the net earnings and net earnings per common share had the Company recognized stock based compensation expense of $26,600 in the comparative year ended March 31, 2003 using a fair value based accounting method.

Net Earnings
    As reported                             $     398,084
    Pro forma                               $     371,484

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------

10. Capital stock (Continued)

Basic and diluted earnings per share
    As reported                             $     0.03
    Pro forma                               $     0.02

The pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. The Company used the Black-Scholes option pricing model to estimate the value of the options at each grant date using the following weighted average assumptions for the year ended March 31, 2005: dividend yield - nil; annualized volatility 0%; risk-free interest rate - 4.2%; expected life - 5 years.

Call and put options

During 2001, the Company issued 340,136 units consisting of one common share, one common share call option and one common share put option. All call options expired unexercised.

The put options are exercisable after July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The put options entitle the holders to put the shares to the Company for the lesser of their fair value (estimated at $64,000 at March 31, 2005 (2004: $55,600; 2003: $49,500)) and the
original proceeds received under the unit offering ($500,000).

As required under recently adopted Canadian generally accepted accounting principles, the Company has presented its obligation under this put as a current liability as disclosed in Note 3.

--------------------------------------------------------------------------------

11. Commitments

The Company has entered into two operating lease agreements for office premises which expire in the 2008 fiscal year. The future minimum lease payments under these lease agreements for the next five years and thereafter are:

   2006                                        $  126,084
   2007                                           126,084
   2008                                           116,184
   2009                                           112,884
   2010 and thereafter                            131,698

The operating lease agreement for one office premise is with a partnership in which the Company's president has an interest and the other with a partnership in which the president of Allura Diamonds Limited has an interest.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------

12. Change in non-cash operating working capital

                                                                      2005            2004           2003
                                                                 --------------   ------------   ------------
Receivables                                                      $       95,543   $    353,283   $   (438,793)
Income taxes                                                             99,694       (193,858)       159,954
Inventories                                                          (5,436,573)       289,184        330,956
Prepaids                                                                (69,852)        17,025        (26,003)
Accounts payable and accruals                                         2,384,430       (785,768)      (481,225)
                                                                 --------------   ------------   ------------

                                                                 $   (2,926,758)  $   (320,134)  $   (455,111)
                                                                 ==============   ============   ============

--------------------------------------------------------------------------------

13. Related party transactions

Related party transactions during the year and balances at year end are summarized as follows:

                                                                      2005            2004           2003
                                                                 --------------   ------------   ------------
(a) International Bullion and Metal Brokers (London) Limited
    Transactions
       Inventory purchases                                       $            -   $      7,759   $     25,188
       Interest and guarantee fee                                $      113,896   $     89,207   $     11,649
    Balances
       Accounts payable and accrued liabilities                  $       26,960   $     27,046   $     10,098

(b) Other
    Rent paid to two related partnerships (Note 11)              $      126,084   $    126,084   $    122,784
    Guarantee fee paid to two significant shareholders           $       64,000              -              -

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

14. Financial instruments and risk management

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

The Company's accounts payable and accrued liabilities included the following foreign currency denominated amounts:

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------

14. Financial instruments and risk management (Continued)

Currency risk (continued)
                                                   2005         2004
                                               -----------   ----------

U.S. dollar                                    $ 2,846,208   $  921,269
Euro                                               377,647       45,125
                                               -----------   ----------

                                               $ 3,223,855   $  966,394
                                               ===========   ==========

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

At March 31, 2005, 66% (2004: 44%) of the Company's accounts receivable was owed by 3 customers as per table below. The Company had three (2004: two) customers individually whose balances exceeded 10% of the Company's total accounts receivable at March 31, 2005.

                                2005       Percent        2004       Percent
                            -----------    -------    -----------    -------

Company A                   $ 1,380,717         40%   $   930,816         25%
Company B                       531,248         16%       324,403         10%
Company C                       351,714         10%             -          -
Company D                             -          -        288,873          9%
                            -----------    -------    -----------    -------
                            $ 2,263,679         66%   $ 1,544,092         44%
                            ===========    =======    ===========    =======

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------

14. Financial instruments and risk management (Continued)

Fair value

The Company has various financial instruments including receivables, bank indebtedness and payables and accruals.

The carrying value of all financial instruments approximates their fair value due to their short-term nature.

--------------------------------------------------------------------------------

15. Significant customers

Four major  customers  account for 53% of total sales in 2005 (2004:  54%, 2003:
44%) as follows:

                          2005       Percent       2004      Percent      2003       Percent
Company A             $  4,955,465     26%     $ 3,403,950     21%     $ 2,993,413     17%
Company B                1,980,880     10%       2,546,936     16%       2,113,348     12%
Company C                1,792,747      9%       1,746,882     11%       1,495,427      8%
Company D                1,518,852      8%               -      -                -      -
Company E                        -      -        1,000,722      6%       1,396,282      7%
                      ----------------------   ---------------------   ---------------------
                      $ 10,247,944     53%     $ 8,698,490     54%     $ 7,998,470     44%
                      ======================   =====================   =====================

--------------------------------------------------------------------------------

16. Differences   between  Canadian  and   U.S.  generally  accepted  accounting
    principles and practices

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian basis") which differ from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally required in the U.S. ("U.S. basis") as follows:

a) Under the Canadian basis in effect for fiscal years commencing before January 1, 2002, the issuance of certain stock options did not require any reflection in the Company's accounts. Under the U.S. basis rules, the issuance of certain stock options results in a current and/or deferred expense that must be reflected in the Company's financial statements. The expense recorded is calculated based on the fair value of the options issued using the Black Scholes option pricing model. For fiscal years commencing after January 1, 2002, the Canadian basis rules are substantially conformed to U.S. basis rules pertaining to the recording of stock options issued.

      As described in Note 2, effective April 1, 2003, the Company adopted the fair value based approach to Stock Based Compensation under the provisions of CICA Section 3870 and SFAS No. 148. The method of adoption applied by the Company is permissible under both Canadian and US standards.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------

16. Differences   between  Canadian  and  U.S.  generally  accepted   accounting
    principles and practices (Continued)

b) For U.S. GAAP purposes, the put options disclosed in Note 10 have been recorded as a liability in accordance with EITF 00-19. The Canadian GAAP treatment of these put options is disclosed in Note 3 thus Canadian and U.S. GAAP are now consistent.

These differences between the U.S. and Canadian basis do not result in any differences to the Company's financial statements during the periods presented.

Recent accounting pronouncements

Consolidation of Variable Interest Entities

In January 2003, the Financial Accounting Standards Board or "FASB" issued Interpretation No. 46, Consolidation of Variable Interest Entities, and an
Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46R ("FIN 46R") which supersedes FIN 46 and is effective for all Variable Interest Entities ("VIEs") created after February 1,2003 at the end of the first interim or annual reporting period ending December 15, 2003. "FIN 46R" is applicable to all VIEs created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that it has no VIEs.

In June 2003, the CICA issued a new accounting guideline ACG-15, "Consolidation of Variable Interest Entities" which is effective for interim and annual periods beginning on or after November 1, 2004. ACG-15 harmonizes the accounting treatment for variable interest entities with the US GAAP treatment under "FIN 46R".

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued Statement No. 153 ("SFAS 153") "Exchanges of Non-monetary Assets". SFAS 153 replaces guidance previously issued under APB Opinion No. 29, "Accounting for Non-monetary Transactions", which was based on; the principle that exchanges of non-monetary assets should be measured based on; the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of substance if the future cash flows of the entity are expected to change significantly as the June 15, 2005. The Company will comply with this guidance for any non-monetary transactions after the effective date for U.S. GAAP purposes.

Financial Instruments

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled "Financial Instruments - Recognition and Measurement" It expands Handbook section 3860, "Financial Instruments - Disclosure and Presentation" by prescribing when a financial instrument is to be recognized on the balance sheet and at what

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------

16. Differences   between  Canadian  and  U.S.  generally  accepted   accounting
    principles and practices (Continued)

amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet except that other than temporary losses due to impairment are included in net earnings. All other financial liabilities are to be carried at amortized cost.

This new Handbook section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

Hedge Accounting

New Handbook Section 3865, "Hedges" provides alternative  treatments to Handbook
Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company does not currently have any hedging relationships.

Allura International Inc.
Consolidated Schedules of Administrative and Selling and
Delivery Expenses
(expressed in Canadian dollars)
Years Ended

                                         2005           2004           2003
-------------------------------------------------------------------------------
Administrative
   Alarm and security                $      5,484   $      5,408   $      4,373
   Automobile                               6,165          3,486          2,420
   Bad debts                              140,692         95,153         49,341
   Consulting                              29,134        111,935        106,436
   Insurance                              311,145        183,640        193,929
   Legal and accounting                   122,203        143,871         80,960
   Office and miscellaneous               301,915        133,572        163,981
   Rent (Note 13(b))                      183,145        175,780        177,956
   Salaries and wages                   2,026,538      1,618,089      1,525,710
   Telephone                               38,082         29,452         30,054
   Travel, meals and entertainment         83,693         37,561         34,072
                                     ------------   ------------   ------------

                                     $  3,248,196   $  2,537,947   $  2,369,232
                                     ============   ============   ============

Selling and delivery
   Marketing                         $    305,223   $    239,477   $    239,864
   Freight and shipping                   254,267        169,806        197,501
   Sales commission                       185,374        163,656        213,755
   Selling                                292,642         95,771        139,768
                                     ------------   ------------   ------------

                                     $  1,037,506   $    668,710   $    790,888
                                     ============   ============   ============

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

                                           Allura International, Inc.

DATED at Vancouver, British Columbia, Canada, as of October 14th, 2005.

/s/ "Jeremy Bowman"
------------------------------------------
Jeremy Bowman, President, CEO and Director

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