Form 20-F/A
period 2005-03-31
ALLURA INTERNATIONAL INC
filed 2006-10-13
CIK 1082741

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A

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

      For the transition period from __________ to __________.

|_| SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

                                                                                                 Page
                                                                                                 ----
                                                PART I

Item 1.   Identity of Directors, Senior Management and Advisers.....................................3
Item 2.   Offer Statistics and Expected Timetable...................................................3
Item 3.   Key Information...........................................................................3
Item 4.   Information on the Company...............................................................10
Item 5.   Operating and Financial Review and Prospects.............................................21
Item 6.   Directors, Senior Management and Employees...............................................28
Item 7.   Major Shareholders and Related Party Transactions........................................31
Item 8.   Financial Information....................................................................34
Item 9.   The Offer and Listing....................................................................35
Item 10.  Additional Information...................................................................36
Item 11.  Quantitative and Qualitative Disclosures about Market Risk...............................40
Item 12.  Description of Securities other than Equity Securities...................................42

                                                PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies..........................................42
Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.............42
Item 15.  Controls and Procedures..................................................................42
Item 16A. Audit Committee Financial Expert.........................................................44
Item 16B. Code of Ethics...........................................................................44
Item 16C. Principal Accountants Fees and Services..................................................45
Item 16D. Exemption from the Listing Standards for Audit Committees................................45
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers...................45
Item 17.  Financial Statements.....................................................................45
Item 18.  Financial Statements.....................................................................68
Item 19.  Exhibits.................................................................................68
          Signatures...............................................................................69
          Index to Exhibits Filed..................................................................70

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

      The following tables set forth information in Canadian dollars.

-----------------------------------------------------------------------------------------------------------------------
                                            2005             2004             2003              2002               2001
-----------------------------------------------------------------------------------------------------------------------
Net Sales                            $18,252,286      $16,114,338      $17,031,485      $ 14,652,109       $ 15,411,132
-----------------------------------------------------------------------------------------------------------------------
Gross profit                         $ 4,067,365      $ 5,098,045      $ 3,957,544      $  4,023,904       $  3,005,569
-----------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                    $   322,708      $   327,681      $   398,084      $ (1,037,146)      $   (583,992)
-----------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per
Common Share (a)                     $      0.02      $      0.02      $      0.03            ($0.07)            ($0.04)
-----------------------------------------------------------------------------------------------------------------------
Outstanding shares (a)                15,240,302       15,240,302       15,240,302        15,355,055         15,355,055
-----------------------------------------------------------------------------------------------------------------------
Total Assets                         $16,824,370      $11,539,964      $12,285,925      $ 13,624,443       $ 12,644,535
-----------------------------------------------------------------------------------------------------------------------
Working Capital                      $ 2,936,292      $ 2,582,063      $ 2,250,619      $  1,825,796       $  1,763,449
-----------------------------------------------------------------------------------------------------------------------
Long Term Liabilities                                          --               --                --                 --
-----------------------------------------------------------------------------------------------------------------------
Total Liabilities                    $13,689,730      $ 8,728,032      $ 9,752,174      $ 11,327,737       $  9,310,683
-----------------------------------------------------------------------------------------------------------------------
Non Controlling Interest                                       --               --                --                 --
-----------------------------------------------------------------------------------------------------------------------
Shareholder's Equity                 $ 3,134,640      $ 2,811,932      $ 2,533,751      $  2,296,706       $  3,333,852
-----------------------------------------------------------------------------------------------------------------------
Dividends declared per share                  --               --               --                --                 --
-----------------------------------------------------------------------------------------------------------------------

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

      When major customers plan to discontinue items from their programs, including those that have been on consignment programs, the items agreed to be discontinued are sold down to minimize the quantifies returned to the Company. When the items are returned, they are typically offered to other customers for regular margins. At times during the year, the Company may offer such discontinued items at discount values to generate cash flow and these are typically sold at reduced margins.

      Styles are discontinued when a supplier or manufacturer has discontinued an item from their offering and we are unable to replace the product or the customers' performance for the item has not met their targets.

      The Company's experience is that such discontinued products do not have to be significantly written down as its expected recovery from subsequent sales is above costs.

      Customers selling prices and the Company's price book are updated annually to ensure prices reflect market conditions and costs of doing business. Certain customer prices lists are priced to allow for adjustments to gold price fluctuations. Gold price is monitored on a daily basis to ensure such price lists are updated to reflect current gold levels.

      It is the Company's experience that some items significantly written down are later sold but these amounts are not material. The Company's estimates that during fiscal 2005, such sales accounted for $200,000 of the total revenues for the Company. During fiscal 2005, the Company has written down inventory by an additional $92,000 to reflect the estimated recovey of discontinued items.

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

Property and Equipment

      The Company also owns a variety of office equipment consisting of computers, photocopiers and other office equipment.

      The software costs included are for software development and acquisition costs in the Company's subsidiaries of IBB International (Canada) Ltd. and Allura Diamonds Limited, not for Bygo Inc. These subsidiaries generate significant revenues and cash flow from the use of this software in their operations. The evaluation of impairment was conducted by evaluating these subsidiaries, not Bygo Inc., and the Company has concluded that there has been no impairment to the software carrying value.

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

A.    Operating Results

Fiscal 2005 v. Fiscal 2004

      Sales for the fiscal year ended March 31, 2005 ("Fiscal 2005") were $18,504,616 compared to $16,322,923 for the fiscal year ended March 31, 2004 ("Fiscal 2004"), an increase of $2,181,693 or 13.4%. The Fiscal 2005 sales increase was primarily a result of:

   o a new program implemented with a major national retailer generated approximately $1,000,000 increase in sales from the customer

   o and increase of the return of business from a previous large customer resulted in an additional $1,300,000 in sales.

      The Company expects the continuance of these two new programs through the replenishment of sales of items from the program. However, it does not expect to see the same rate of increase.

      Cost of sales for Fiscal 2005 was $13,154,241 with a gross margin of 28.9% compared to $12,156,794 with a gross margin of 25.5% for Fiscal 2004. The increase in cost of sales of $997,447 or 8.20% was a result of increased sales in Fiscal 2005. Gross margin percentage for the current year has improved from the prior year. This percentage improved partly as a result of an increase in gold price, improvement in the level of the Canadian Dollar, and increase in return on inventory. The Company expects the gold price to continue to increase into its new fiscal year. However, it does not expect a significant benefit from customer price increases in relation to gold inventory costs.

      Cost of sales includes the cost of inventory sold, inbound freight, duties, taxes and brokerage, jewelry packaging sold with the product, and the gain/loss on settlement of inventory purchases as discuss above. The Company's cost of sales may not be comparable to others as the costs associated with purchasing and receiving and warehousing are included in our selling, general and administrative expenses as the amounts are not material. Purchasing and receiving costs approximate $48,000 (2004: $52,000) and warehousing costs approximate $16,000 (2004: $16,000).

      The Company's gross margin may not be comparable to others as the costs of freight and shipping are included in our selling, general, and administrative expenses. Freight and shipping totaled $254,267 compared to $169,806 in the prior year.

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

   o Salaries and Wages - increased $408,449 (25.2%): During Fiscal 2005, the Company increased its staffing resources with additional permanent employees and also increased its temporary staffing during the fall of 2005 to manage and roll out new programs. Included in salaries and wages are the labour costs of the purchasing and receiving staff which were approximately $48,000.

Travel, Meals and Entertainment - increased $46,132 (122.8%): During the year, the Company's sales team members increased travel to their various sales territories in order to promote new product lines and meet with customers. The Company's new national sales manager also travels regularly to each sales territory to work with the sales team members and meet with customers in an effort to generate more business. Selling and delivery expenses increased by $368,796 or 55.2% to $1,037,506 in Fiscal 2005 from $668,710 in the prior year, as a result of:

   o Marketing - increased $65,746 (27.5%): This year the Company paid additional marketing dollars to its major customers to assist with the promotion of new programs. Marketing dollars paid to major customers are contributions towards the customers' annual catalogues. Other forms of cash discounts and rebates are included as a reduction in sales revenue.

   o Freight and Shipping - increased $84,461 (49.7%): An increase in sales volume for the year resulted in additional shipping costs incurred - in addition some of the Company's new customers have multiple locations requiring drop shipments. The company does not charge back the costs of shipping except for small deliveries. The amount of such charges amount to less than $15,000 annually.

   o Selling Expenses - increased $196,871 (205.5%): The Company invested in new product displays during the year in order to roll out new programs and to also refresh the look of existing programsInterest and bank charges for Fiscal 2005 increased by 13.2% to $562,999 when compared to the Fiscal 2004 figure of $497,534. The Company increased its demand operating line significantly during the year to finance new consignment programs, new program roll outs and the general costs associated with an increase in overall business.

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

      The Company does not expect Bygo to generate more than minimal revenues from the services it provides. Bygo incurred approximately $15,000 (2004:
$47,000) of expenses in fiscal 2005. The Company expects to discontinue its operations in the fiscal 2007 and to wind up its operations into one of its operating subsidiaries.

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

      Cost of sales includes the cost of inventory sold, inbound freight, duties, taxes and brokerage, jewelry packaging sold with the product, and the gain/loss on settlement of inventory purchases as discuss above. The Company's cost of sales may not be comparable to others as the costs associated with purchasing and receiving and warehousing are included in our selling, general and administrative expenses as the amounts are not material. Purchasing and receiving costs approximate $52,000 (2003: $52,000) and warehousing costs approximate $16,000 (2003: $16,000).

      The Company's gross margin may not be comparable to others as the costs of freight and shipping are included in our selling, general, and administrative expenses. Freight and shipping totaled $169,806 compared to $197,501 in the prior year.

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

      Notwithstanding the foregoing defaults, the bank has agreed not to demand repayment of the loan although they have not waived their ability to so and retain their ability to demand repayment due to the breached covenants. The Company expects to see cash flow improvement but will continue to rely on its bank financing to maintain operations and to finance potential increases in revenues and expansion of customer programs. The Company expects cash flow to be provided by operations in fiscal 2008. However, it will continue to depend on bank financing at its current level to expand its business into new areas.

      For the year ended March 31, 2005, the combined overdraft loan amounted to $7,849,332. The facility was renewed on July 13, 2005. The Company's account receivables net of allowances for doubtful accounts as at March 31, 2005 were $3,413,824 the balance in accounts receivable represented 18.4% of net sales for Fiscal 2005.

      The Company's inventory as at March 31, 2005 was $13,043,939 or 70.5 % of net sales for Fiscal 2005. Inventory increased significantly to such a large percentage of sales because it reflects (i) the Company's commitment to ensure customers orders can be turned around in a short period from the time the order is placed with the Company to the time it is delivered, (ii) the increases in replenishment programs with customers, which the Company must ensure sufficient inventory is available at all times to achieve maximum ship value on each order
(iii) the customers' higher fulfillment targets for each purchase order delivered and (iv) an increase of $1 million in consignment goods under consignment agreements resulting from customers store and program expansion. ADL continues to expand and develop its product line to increase selection and availability in the market place. Inventory has increased over the prior year as a result of two new programs with customers and a new program offered to Independent Groups.

      The Company does not anticipate its inventory levels to continue to increase significantly in future periods except to accommodate for new product lines and new business.

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

F.    Tabular Disclosure Of Contractual Obligations

      The following table summarizes all of the outstanding obligations of the Company's continuing operations by the year that they become due. We expect to fund these obligations from operating income and equity/debt financing:

=====================================================================================================================
          Contractual Obligations                                        Payments due by period
                                                   ==================================================================
                                                                  Less than                                 More than
                                                     Total         1 year       1-3 years     3-5 years      5 years
=====================================================================================================================
[Short-Term Debt Obligations]                            --      $8,911,408            --            --           --
=====================================================================================================================
[Long-Term Debt Obligations]                             --              --            --            --           --
=====================================================================================================================
[Capital (Finance) Lease Obligations]                    --              --            --            --           --
=====================================================================================================================
[Operating Lease Obligations]                      $612,934              --      $368,352      $225,768      $18,814
=====================================================================================================================
[Purchase Obligations]                                   --              --            --            --           --
=====================================================================================================================
[Other Long-Term Liabilities Reflected on the
Company's Balance Sheet under the GAAP of the
primary financial statements]                            --              --            --            --           --
=====================================================================================================================
Total                                              $612,934              --      $368,352      $225,768      $18,814
=====================================================================================================================

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

=============================================================================================
                                                                                Position Held
      Name             Age                  Positions                               Since
      ----             ---                  ---------                               -----
---------------------------------------------------------------------------------------------
Jeremy Bowman          54     Director, President and CEO                           1988
---------------------------------------------------------------------------------------------
Sheila Bowman          47     Director, Secretary, and Treasurer                    1988
---------------------------------------------------------------------------------------------
Frank Kovacs           52     Director                                              1998
---------------------------------------------------------------------------------------------
Thomas Weckman         51     Director and President of Allura Diamonds Limited     1994
---------------------------------------------------------------------------------------------
Tina VanderHeyden      53     Director                                              1999
---------------------------------------------------------------------------------------------
Dave Wall              56     Director                                              2003
---------------------------------------------------------------------------------------------
Emily Tsen             39     Chief Financial Officer /V.P.Operations               1996
=============================================================================================

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

--------------------------------------------------------------------------------------------------
                                                       Number of Shares
                                                   Beneficially or Directly       Percentage of
              Name of Shareholder                           Owned                     Class
              -------------------                           -----                     -----
--------------------------------------------------------------------------------------------------
International Bullion & Metal Brokers Ltd.(1)              6,250,000                  41.1%
--------------------------------------------------------------------------------------------------
Bowman Family Trust ("Trust")(2)                           5,325,000                  34.2%
--------------------------------------------------------------------------------------------------
Jeremy C. Bowman(3)                                          462,500                   3.0%
--------------------------------------------------------------------------------------------------
Sheila P. Bowman(4)                                          602,500                   3.9%
--------------------------------------------------------------------------------------------------
Thomas Weckman(7)                                            250,000                   1.6%
--------------------------------------------------------------------------------------------------
B.D.C (6)                                                    340,136                   2.2%
--------------------------------------------------------------------------------------------------
Tina VanderHeyden                                                (*)                    (*)
--------------------------------------------------------------------------------------------------
Emily Tsen                                                       (*)                    (*)
--------------------------------------------------------------------------------------------------
Officers and Directors as a group (7 people)              13,258,136                  85.1%
--------------------------------------------------------------------------------------------------

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

      At March 31, 2005 and 2004, the Company's accounts payable and accrued liabilities included the following foreign currency denominated amounts:

                                                        2005                2004
                                                        ----                ----

U.S.                                            $  2,846,208        $    921,269

Euro                                                 377,647              45,125
                                                ------------        ------------
                                                $  3,223,855        $    966,394
                                                ------------        ------------

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

      During the annual report period, we carried out an evaluation, under the supervision and with the participation of our senior management, including Chief Executive Officer, Jeremy Bowman, and Chief Financial Officer, Emily Tsen, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14(c) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F filed with the SEC is recorded, processed, summarized and reported timely. Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures, are not effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings given the matters identified below.

      During the audit of the 2005 financial statements the Company and the Company's independent registered public accountants identified five material weaknesses in internal controls over financial reporting as follows:

   a. Governance

      In the governance area, segregation of duties is not at an appropriate level and the company needs to improve its oversight controls. There are employees who have responsibilities and control access to the information and financial reporting systems and in the management of the information systems. The company does not have an anonymous reporting process to collect and act on allegations of improprieties and or errors pertaining to questionable practices.

      When employees perform incompatible duties and if compensating controls are not appropriate, then this situation could result in material errors and/or fraud.

   b. Revenues

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

   c. Inventory

      In the area of expense/payables/inventory processes, enhanced segregation of duties procedures need to be put in place. Employees who are responsible for data input from source documents do not have their work independently reviewed for accuracy or appropriateness. As well, these same employees are also responsible for indicating that documents have been processed, a step that is performed without further verification.

      When employees perform incompatible duties, and if compensating controls are not appropriate, then this situation could result in material errors and/or fraud.

   d. Financial Reporting

      In the area of financial reporting, enhanced segregation of duties procedures need to be put in place. Employees who are responsible for providing and calculating estimates and evaluating disclosures do not have their work independently reviewed for accuracy or appropriateness.

      When employees perform incompatible duties, and if compensating controls are not appropriate, then this situation could result in material errors and/or fraud.

   e. Evidence of internal control documentation

      In the area of internal control documentation, performance of controls should be evidenced with documentation of the internal controls in the revenue process.

      When  performance  of controls is not  properly  evidenced,  the  internal
control   process  may  not  be  performed  and  this  may  lead  to  errors  or inappropriateness.

      The material weaknesses above were identified by the Company and the Company's independent registered accountants, Grant Thornton during the March 31, 2005 year end audit. The identified weaknesses are a result of a reduction and change in staff in the accounting department of the Company during the year and subsequent to the year end. There are only five people in the accounting department, which makes it difficult to assign duties using the segregation framework. The Company has committed to cross training and re-evaluation of its needs and ways to improve systems to put in place stronger controls to compensate for the limitation of the size of the accounting department. However, an outside independent resource has been retained after the year end (May 2005) to provide some level of oversight by reviewing and monitoring the significant transactional activities of the Company and the audit committee chair meets regularly with the CFO of the Company to review the financial results. These reviews provide some degree of compensating controls over the segregation of duties for future reporting periods, however; do not overcome the identified material weaknesses that continue to exist at the end of the reporting period and in future periods.

      As part of the process to put into operations its program for complying with Section 404 of the Sarbanes Oxley Act of 2002 the Company will evaluate and enhance its procedures where the interpretation of GAAP is involved and will expand its external consultative process in advance of implementing new accounting procedures. The interpretation issues have been accounted for correctly in the preparation of the financial statements set out in Item 17.

      The changes in internal controls that could significantly effect internal controls over financial reporting such as staffing maters have been described above and are in relation to the staff departure. During May 2005, the Company retained an independent resource to provide some level of oversight by reviewing and monitoring the significant transactional activities of the company.

      The Company will review the identified internal control weaknesses and consider implementing compensating controls in an effort to mitigate the potential identified risks and is also looking into the hiring of additional staff members to allow for the appropriate segregation of duties

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

                                      2004            2005     Aggregate Fees

Audit fees                      $   52,900          77,500            130,400
Tax services and
Other services                  $   14,100           7,280             21,380
                                ---------------------------------------------
                                $   67,000          84,780            151,780
                                =============================================

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

                                                 Allura International Inc.
                                                 Consolidated
                                                 Financial Statements
                                                 (expressed in Canadian dollars)
                                                 March 31, 2005, 2004 and 2003

Contents

                                                                              Page
                                                                              ----
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

Grant Thornton LLP                                                     [LOGO]
Chartered Accountants
Management Consultants

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

Our previous report dated April 19, 2005 except as to Note 3(b) which is as of October 4, 2005 has been withdrawn and the financial statements have been revised as explained in Note 3(c).

Vancouver, Canada
August 19, 2005, except as to Note 3(b)                /s/ "Grant Thornton LLP"
which is as at October 4, 2005 and 2(e),(j),(k) and    ------------------------
3(c) which are as of September 13, 2006                Chartered Accountants

Comment by Auditors for US Readers on Canada - US Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have been implemented in the financial statements such as those described in Note 3 to the consolidated financial statements of Allura International Inc. As described in Note 3, due to a change in Canadian generally accepted accounting principles, the Company has recorded the fair value of a put option issued in 2000 as a liability rather than as equity as previously presented. The Company also restated its financial statements related to its presentation of certain marketing costs related to vendor advertising paid to customers and payment discounts granted to customers. These discounts have been restated to be presented as a reduction of net sales rather than as a selling expense. Our report to the shareholders of Allura International Inc. dated August 19, 2005, except as to Note 3(b) which is at October 4, 2005 and 2(e),(j),(k) and 3(c) which are as of September 13, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such restatements in the report of the independent registered public accounting firm when the change is properly accounted for and adequately disclosed in the financial statements.

Vancouver, Canada
August 19, 2005, except as to Note 3(b)                /s/ "Grant Thornton LLP"
which is as at October 4, 2005 and 2(e),(j),(k) and    ------------------------
3(c) which are as of September 13, 2006                Chartered Accountants

P.O. Box 11177, Royal Centre
Suite 2800
1055 West Georgia Street
Vancouver, BC V6E 4N3
T (604) 687-2711
F (604) 685-6569
E Vancouver@GrantThornton.ca
www.GrantThornton.ca
Canadian Member of Grant Thornton International

Allura International Inc.
Consolidated Balance Sheets
(expressed in Canadian dollars)
March 31                                                   2005             2004
                                                                       (Restated
                                                                       - Note 3)

================================================================================

Assets
Current
   Cash and cash equivalents                        $    37,990      $    72,955
   Receivables, net (Note 4)                          3,413,824        3,509,367
   Inventories                                       13,043,939        7,607,366
   Income taxes receivable                                   --           59,990
   Prepaids                                             130,269           60,417
                                                    -----------      -----------

Total current assets                                 16,626,022       11,310,095

Property and equipment, net (Note 6)                    171,378          202,899
Goodwill                                                 26,970           26,970
                                                    -----------      -----------

Total assets                                        $16,824,370      $11,539,964
                                                    ===========      ===========

================================================================================

Liabilities
Current
   Bank indebtedness (Note 7)                       $ 8,911,408      $ 6,382,244
   Accounts payable and accruals (Note 8)             4,674,618        2,290,188
   Income taxes payable                                  39,704               --
   Obligation under put option (Note 10)                 64,000           55,600
                                                    -----------      -----------

Total current liabilities                            13,689,730        8,728,032
                                                    -----------      -----------

Shareholders' Equity

Capital stock (Note 10)                               2,545,765        2,545,765
Retained earnings                                       588,875          266,167
                                                    -----------      -----------

Total shareholders' equity                            3,134,640        2,811,932
                                                    -----------      -----------

Total liabilities and shareholders' equity          $16,824,370      $11,539,964
                                                    ===========      ===========

================================================================================

Commitments (Note 11)

On behalf of The Board


/s/ "Jeremy Bowman"
-------------------------
Jeremy Bowman

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Consolidated Statements of Operations

(expressed in Canadian dollars)
Years Ended March 31                        2005                              2004                             2003
                                       (Restated                         (Restated                        (Restated
                                       - Note 3)                         - Note 3)                         - Note 3)
==================================================================================================================================
Net sales                           $ 18,252,286           100%       $ 16,114,338         100.0%       $ 17,031,936         100.0%

Cost of goods sold                    13,154,241          71.1          12,156,794          74.5          13,007,581          75.4
                                    ------------       -------        ------------       -------        ------------       -------

Gross profit                           5,098,045          28.9           3,957,544          25.5           4,024,355          24.6
                                    ------------       -------        ------------       -------        ------------       -------

Expenses
   Administrative (Appendix 1)         3,248,196          17.6           2,537,947          15.5           2,369,232          13.7
   Depreciation and
    amortization                          64,874           0.3              68,778           0.4              72,884           0.4
   Selling and delivery
    (Appendix 1)                         785,176           5.6             460,125           4.1             581,838           4.6
                                    ------------       -------        ------------       -------        ------------       -------

                                       4,098,246          23.5           3,066,850          20.0           3,023,954          18.7
                                    ------------       -------        ------------       -------        ------------       -------

Earnings before other income
(expenses)                               999,799           5.4             890,694           5.4           1,000,401           5.8
                                    ------------       -------        ------------       -------        ------------       -------

Other income (expenses)
   Interest, bank charges, and
    guarantee fee (Note 13(a))          (562,999)         (3.1)           (497,534)         (3.0)           (459,939)         (2.7)
   Other income                            3,229            --               1,507            --               5,858            --
   Change in put option
    obligation (Note 3)                   (8,400)           --              (6,100)           --              (6,500)           --
                                    ------------       -------        ------------       -------        ------------       -------

                                        (568,170)         (3.1)           (502,127)         (3.0)           (460,581)         (2.7)
                                    ------------       -------        ------------       -------        ------------       -------

Earnings before
   income taxes                          431,629           2.3             388,567           2.4             539,820           3.1

Income taxes                             108,921           0.6              60,886           0.4             141,736           0.8
                                    ------------       -------        ------------       -------        ------------       -------

Net earnings                        $    322,708           1.7%       $    327,681           2.0%       $    398,084           2.3%
                                    ============       =======        ============       =======        ============       =======

Earnings per share
   (basic and diluted)              $       0.02                      $       0.02                      $       0.03
                                    ============                      ============                      ============

Weighted average common
shares outstanding (basic and
diluted)                              15,240,302                        15,240,302                        15,249,734
                                    ============                      ============                      ============

==================================================================================================================================

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Consolidated Statements of Cash Flows

(expressed in Canadian dollars)
Years Ended March 31                                          2005              2004              2003
======================================================================================================
Cash and cash equivalents derived from (applied to)

   Operating
     Net earnings                                      $   322,708       $   327,681       $   398,084
     Depreciation and amortization                          64,874            68,778            72,884
     Change in put option obligation (Note 3)                8,400             6,100             6,500
     Change in non-cash operating working capital
       (Note 12)                                        (2,926,758)         (320,134)         (455,111)
                                                       -----------       -----------       -----------
                                                        (2,530,776)           82,425            22,357
                                                       -----------       -----------       -----------
   Financing
     Bank indebtedness                                   2,529,164          (160,106)         (917,354)
                                                       -----------       -----------       -----------

   Investing
     Purchase of equipment                                 (33,353)          (15,515)          (52,645)
     Proceeds on disposition of equipment                       --                --           646,820
     Decrease in payables and accruals
       related to investing activities                          --                --          (310,852)
                                                       -----------       -----------       -----------
                                                           (33,353)          (15,515)          283,323
                                                       -----------       -----------       -----------

Net decrease in cash                                       (34,965)          (93,196)         (611,674)

Cash and cash equivalents

   Beginning of year                                        72,955           166,151           777,825
                                                       -----------       -----------       -----------

   End of year                                         $    37,990       $    72,955       $   166,151
                                                       ===========       ===========       ===========

======================================================================================================

Non-cash investing and financing activities not included in cash flows

   Shares cancelled in part settlement of dispute
   (Note 5)                                            $        --       $        --       $   167,539

Supplementary cash flow information
   Interest paid                                       $   560,558       $   462,705       $   422,137

   Income taxes paid during the year                   $   120,296       $   288,980       $    13,796

======================================================================================================

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Consolidated Statements of Shareholders' Equity
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

================================================================================

                                                        Shares Issued
                                               -------------------------------
                                                                                      (Deficit)
                                                 Number of          Ascribed           Retained
                                                  Shares              Value            Earnings              Total
                                               ------------       ------------       ------------       ------------
Balance March 31, 2002 previously
Reported                                         15,355,055       $  3,083,776       $   (787,070)      $  2,296,706

Put option obligation adjustment (Note 3)                --           (370,472)           327,472            (43,000)
                                               ------------       ------------       ------------       ------------
Balance March 31, 2002 restated                  15,355,055       $  2,713,304       $   (459,598)      $  2,253,706

Shares cancelled (Note 5)                          (114,753)          (167,539)                --           (167,539)

Net earnings, year ended March 31, 2003                  --                 --            398,084            398,084
                                               ------------       ------------       ------------       ------------
Balance March 31, 2003, restated                 15,240,302       $  2,545,765       $    (61,514)         2,484,251

Net earnings, year ended March 31, 2004                  --                 --            327,681            327,681
                                               ------------       ------------       ------------       ------------

Balance March 31, 2004, restated                 15,240,302          2,545,765            266,167          2,811,932

Net earnings, year ended March 31, 2005                  --                 --            322,708            322,708
                                               ------------       ------------       ------------       ------------

Balance March 31, 2005                           15,240,302       $  2,545,765       $    588,875       $  3,134,640
                                               ============       ============       ============       ============

================================================================================

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

================================================================================

1. Nature of operations

The Company operates in one reportable business segment and is in the business of wholesaling gold and diamond jewelry in Canada. Its customer base comprises national chains and independent retailers.

================================================================================

2. Summary of significant accounting policies

(a)  Basis of presentation

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

(b) Use of estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates. (c) Foreign currency

The Company considers the Canadian dollar its functional currency. Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates. Sales, purchases, receipts and payments are translated throughout the year at exchange rates prevailing at the date of the transaction. Exchange gains and losses are included in earnings for the year as part of cost of sales and amounted to a
(gain) loss of $297,583 (2004: $380,273, 2003: $209,316).

(d) Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers cash on hand and balances with banks and highly liquid temporary money market instruments with original maturities of three months or less as cash or cash equivalents. Bank borrowings are considered to be financing activities.

(e) Inventories

Inventories are comprised of loose gemstones and finished products and are valued at the lower of cost and net realizable value. Cost is calculated using the average cost method. Cost consists of the invoiced price plus applicable duty, excise tax, and freight charges. Net realizable value is based upon estimated selling price less further costs to completion and disposal. 2005 inventories include goods held on consignment by customers under consignment agreements totaling $2,605,200 (2004: $1,603,000).

The Company's provision for obsolescence reserve for inventory has been included in cost of goods sold and the current balance is as follows:

                                   2005               2004               2003

Opening Balance                 $ 124,000          $  72,000          $ 305,000
Add                                92,000            100,000             24,000
Deduct                             (3,000)           (48,000)          (257,000)
                                -----------------------------------------------
Closing Balance                 $ 213,000          $ 124,000          $  72,000
                                ===============================================

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

================================================================================

2. Summary of significant accounting policies (Continued)

(f) Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization.

The Company depreciates its property and equipment over their useful lives. All property and equipment other than leasehold improvements are depreciated on a 20% declining balance basis. Leasehold improvements are amortized over the term of the lease.

(g) Goodwill

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

Had the Company continued to amortize goodwill as it did prior to April 1, 2002, the Company's adjusted net earnings and adjusted net earnings per share (basic and diluted) would be as follows:

                                           2005           2004          2003
                                                       (Restated     (Restated
                                                       - Note 3)     - Note 3)

Net earnings as presented                $ 322,708     $ 327,681       398,084

Reduced amortization under new                  --        13,462        13,508
    accounting standard
                                         ---------     ---------     ---------

Adjusted net earnings                    $ 322,708     $ 314,219       384,576
                                         =========     =========     =========

Adjusted net earnings per share
   basic and diluted                     $    0.02     $    0.02          0.03
                                         =========     =========     =========

(h) Revenue recognition

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

The Company's e-commerce subsidiary earns fee revenue for services provided and also earns commission

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

================================================================================

2. Summary of significant accounting policies (Continued)

(h) Revenue  recognition  (continued)

revenue based on e-commerce transactions facilitated. Fee revenue is recorded when the services have been provided. Commission revenue is recorded on a net basis upon completion of the underlying transaction.

(i) Allowance for doubtful accounts

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

(j) Salary and wages

The Company includes its costs of purchasing and receiving in salary and wages. The costs are approximately $48,000 (2004: $52,000, 2003: $52,000).

(k) Warehousing Costs

The Company includes its warehousing costs in rent. The costs are approximately $16,000 (2004: $16,000, 2003: $16,000).

(l) Shipping and handling costs

Shipping and handling fees charged to customers are reported as revenue and all shipping and handling costs incurred related to products sold are reported as a component of selling and delivery costs.

(m) Stock based compensation

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

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

================================================================================

2. Summary of significant accounting policies (Continued)

(n) Income taxes

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

(o) Earnings per share

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

(p) Capital stock issued for consideration other than cash

Capital stock issued for consideration other than cash is recorded at an estimate of the fair value of the stock issued or issuable or at an estimate of the fair value of the goods or services received (whichever is more readily ascertainable).

================================================================================

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

      (c) The Company has historically accounted for marketing costs related to vendor advertising paid to customers incorrectly. These amounts were previously presented as selling expenses, a component of selling and delivery expenses. The Company has corrected this error and has adjusted the 2005, 2004, and 2003 consolidated financial statements to present these amounts as a reduction in net sales.

      The effect of those changes on current and prior periods presented is as follows:

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

================================================================================

3. Restatements (Continued)

         Increase (Decrease)

                                         2005            2004            2003
                                         ----            ----            ----

Obligation under put option           $  64,000       $  55,600       $  49,500

Capital stock                         $(370,472)      $(370,472)      $(370,472)

Retained earnings (deficit)           $ 306,472       $ 314,872       $ 320,972

Other expense                         $   8,400       $   6,100       $   6,500

Net sales                             $(797,953)      $(563,250)      $(581,551)

Selling expenses                      $(797,953)      $(563,250)      $(581,551)

================================================================================

4. Receivables                                      2005                2004
                                                    ----                ----

Receivables                                     $ 3,687,844         $ 3,703,420
Allowance for doubtful accounts                    (274,020)           (194,053)
                                                -----------         -----------

                                                $ 3,413,824         $ 3,509,367
                                                ===========         ===========

================================================================================

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

================================================================================

6.  Property and equipment                                               2005
                                                                         ----
                                                      Accumulated
                                                 Depreciation and            Net
                                       Cost          Amortization     Book Value
                                       ----          ------------     ----------
Computer equipment and
    Software                      $ 410,827             $ 305,517      $ 105,310
Furniture and equipment             186,277               140,370         45,907
Leasehold improvements              144,313               125,336         18,977
Trademark                            11,840                10,656          1,184
                                  ---------             ---------      ---------

                                  $ 753,257             $ 581,879      $ 171,378
                                  =========             =========      =========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

================================================================================

6. Property and equipment (Continued)


                                                                         2004
                                                                         ----
                                                     Accumulated
                                                Depreciation and             Net
                                       Cost         Amortization      Book Value
                                       ----         ------------      ----------
Computer equipment and
    Software                     $  389,864           $  281,806      $  108,058
Furniture and equipment             181,630              138,187          43,443
Leasehold improvements              144,313               96,467          47,846
Trademark                            11,840                8,288           3,552
                                 ----------           ----------      ----------

                                 $  727,647           $  524,748      $  202,899
                                 ==========           ==========      ==========

================================================================================

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

                                    Demand
                                 Overdraft           Annual                          Secondary
                                      Loan         Seasonal        Additional       Additional            Total
                                  Facility            Bulge             Bulge            Bulge       Facilities
                                  --------            -----             -----            -----       ----------
Balance March 31, 2003         $ 6,500,000      $        --       $        --      $        --      $ 6,500,000

Increase on July 1, 2003                --        1,100,000                --               --        1,100,000

Decrease on March 1, 2004               --       (1,100,000)               --               --       (1,100,000)
                               -----------      -----------       -----------      -----------      -----------
Balance, March 31, 2004          6,500,000               --                --               --        6,500,000

Increase on July 1, 2004                --        1,100,000           900,000                         2,000,000

Decrease on March 1, 2005               --       (1,100,000)               --               --       (1,100,000)

Increase on March 1, 2005               --               --                --        1,600,000        1,600,000
                               -----------      -----------       -----------      -----------      -----------

March 31, 2005                 $ 6,500,000      $        --       $   900,000      $ 1,600,000      $ 9,000,000
                               ===========      ===========       ===========      ===========      ===========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

================================================================================

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

================================================================================

8. Accounts payable and accruals

                                                   2005                   2004
                                                   ----                   ----

Accounts payable                                $3,835,674            $1,260,732
Accruals                                           838,944             1,029,456
                                                ----------            ----------

                                                $4,674,618            $2,290,188
                                                ==========            ==========

================================================================================

9.  Income taxes

(a) The provision for income taxes differs from the amount that would have been expected by applying Canadian corporate income tax to the loss before taxes. The principal reasons for this difference are as follows:

                                                       2005                2004               2003
                                                       ----                ----               ----
                                                                        (Restated          (Restated
                                                                         - Note 3)         - Note 3)
    Earnings before income taxes                    $   431,629        $   388,567        $   539,820
    Statutory income tax rate                                38%                38%                40%
                                                    -------------------------------------------------
    Anticipated current income tax                  $   164,019        $   147,655        $   215,928
        provision (recovery)
    Tax provision effect arising from:
    Small business deduction                            (52,466)           (46,000)           (68,580)
    Tax losses utilized                                 (17,015)           (21,607)           (68,000)
    Non-deductible expenses and other                    11,936            (28,468)            31,488
    Potential benefit of losses not recognized            2,447              9,306             30,900
                                                    -----------        -----------        -----------
    Current income taxes                            $   108,921        $    60,886        $   141,736
                                                    ===========        ===========        ===========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

================================================================================

9. Income taxes (Continued)

(b) Future income tax assets consist of the following:

                                            2005             2004
                                            ----             ----

    Capital assets                      $    58,500       $    44,300
    Non-capital loss carry forward          448,500           382,700
    Other items                              11,000            11,000
    Valuation adjustment                   (518,000)         (438,000)
                                        -----------       -----------

                                        $       Nil       $       Nil
                                        ===========       ===========

(c) The operating losses expire as follows:

                                            2005             2004
                                            ----             ----

    2008                                $   550,000       $   608,000
    2009                                    544,000           546,000
    2010                                    102,000           102,000
    2011                                     31,000            31,000
    2015                                     32,000                --
                                        -----------       -----------

                                        $ 1,259,000       $ 1,287,000
                                        ===========       ===========

================================================================================

10.  Capital stock

Authorized:

   Unlimited number of common shares without par value

Issued:                                                   2005          2004
                                                          ----          ----

   15,240,302 (2004: 15,240,302) common shares       $  2,545,765   $  2,545,765

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

================================================================================

10. Capital stock (Continued)

Stock options (continued)

well as to interpret any provision of the Plan. Discretionary options, once granted, vest at the discretion of The Board of Directors. A summary of the status of the Company's options is presented below:

                                               Number of Shares
                                -----------------------------------------------     Weighted
                                                                                     Average
                                   Unvested /     Vested / Non-                     Exercise
                                 Discretionary    Discretionary         Total         Price
                                 -------------    -------------         -----         -----
Balance, March 31, 2003               283,500        2,082,500        2,366,000       $0.75

Year ended March 31, 2004
   Cancelled                           (2,500)              --           (2,500)      $1.50
   Expired                                 --           (6,000)          (6,000)      $1.58
                                   ----------       ----------       ----------

Balance, March 31, 2004               281,000        2,076,500        2,357,500       $0.74
Year ended March 31, 2005
   Expired                           (246,000)      (1,759,000)      (2,005,000)      $0.60
                                   ----------       ----------       ----------

Balance, March 31, 2005                35,000          317,500          352,500       $1.56
                                   ==========       ==========       ==========

The weighted average fair value of the options granted during the year was $NIL (2004: $NIL; 2003: $0.19)

The following table summarizes information concerning options outstanding at March 31, 2005:

                                          Total Outstanding                 Exercisable
                                     ---------------------------     -----------------------
                                                     Weighted                       Weighted
                                                      Average                        Average
                                      Number of      Remaining       Number of      Exercise
 Exercise Price                        Shares       Life (Years)       Shares         Price
 --------------                        ------       ------------       ------         -----
$1.50                                    92,500         0.32           57,500         $1.50
$1.58                                   260,000         1.86          260,000         $1.58
                                     ----------                     ---------

                                        352,500         0.81          317,500         $1.57
                                     ==========                     =========

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

================================================================================

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

================================================================================

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

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

================================================================================

12. Change in non-cash operating working capital

                                                                 2005              2004              2003
                                                                 ----              ----              ----
Receivables                                                  $    95,543       $   353,283       $  (438,793)
Income taxes                                                      99,694          (193,858)          159,954
Inventories                                                   (5,436,573)          289,184           330,956
Prepaids                                                         (69,852)           17,025           (26,003)
Accounts payable and accruals                                  2,384,430          (785,768)         (481,225)
                                                             -----------       -----------       -----------

                                                             $(2,926,758)      $  (320,134)      $  (455,111)
                                                             ===========       ===========       ===========

================================================================================

13.  Related party transactions

Related party transactions during the year and balances at year end are summarized as follows:

                                                                  2005             2004              2003
                                                                  ----             ----              ----
(a) International Bullion and Metal Brokers (London) Limited
    Transactions
      Inventory purchases                                      $        --      $     7,759      $    25,188
      Interest and guarantee fee                               $   113,896      $    89,207      $    11,649
    Balances
      Accounts payable and accrued liabilities                 $    26,960      $    27,046      $    10,098

(b) Other
    Rent paid to two related partnerships (Note 11)            $   126,084          126,084          122,784
    Guarantee fee paid to two significant shareholders         $    64,000      $        --      $        --

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

International Bullion and Metal Brokers (London) Limited is a Company controlled by International Bullion and Metal Brokers Ltd., a shareholder in the Company.

================================================================================

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

The Company's accounts payable and accrued liabilities included the following foreign currency denominated amounts:

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

================================================================================

14. Financial instruments and risk management (Continued)

Currency risk (continued)

                                                      2005               2004
                                                      ----               ----

U.S. dollar                                       $ 2,846,208        $   921,269
Euro                                                  377,647             45,125
                                                  -----------        -----------

                                                  $ 3,223,855        $   966,394
                                                  ===========        ===========

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

                         2005           Percent          2004           Percent
                         ----           -------          ----           -------

Company A             $1,380,717             40%      $  930,816             25%
Company B                531,248             16%         324,403             10%
Company C                351,714             10%              --             --
Company D                     --             --          288,873              9%
                      ----------       --------       ----------       --------
                      $2,263,679             66%      $1,544,092             44%
                      ==========       ========       ==========       ========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003

================================================================================

14. Financial instruments and risk management (Continued)

Fair value

The Company has various financial instruments including receivables, bank indebtedness and payables and accruals.

The carrying value of all financial instruments approximates their fair value due to their short-term nature.

================================================================================

15.  Significant customers

Four major  customers  account for 53% of total sales in 2005 (2004:  54%, 2003:
44%) as follows:

                  2005        Percent        2004         Percent         2003        Percent
Company A    $ 4,955,465           26%    $3,403,950           21%    $2,993,413           17%
Company B      1,980,880           10%     2,546,936           16%     2,113,348           12%
Company C      1,792,747            9%     1,746,882           11%     1,495,427            8%
Company D      1,518,852            8%            --           --             --           --
Company E             --           --      1,000,722            6%     1,396,282            7%
             ------------------------     -----------------------     -----------------------
             $10,247,944           53%    $8,698,490           54%    $7,998,470           44%
             ========================     =======================     ========================

================================================================================

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

================================================================================

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

================================================================================

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

Allura International Inc.
Consolidated Schedules of Administrative and Selling and
Delivery Expenses
Appendix 1
(expressed in Canadian dollars)
Years Ended                                 2005          2004          2003
                                      Restated -   (Restated -   (Restated -
                                         Note 3)       Note 3)       Note 3)
================================================================================

Administrative
   Alarm and security                 $    5,484    $    5,408    $    4,373
   Automobile                              6,165         3,486         2,420
   Bad debts                             140,692        95,153        49,341
   Consulting                             29,134       111,935       106,436
   Insurance                             311,145       183,640       193,929
   Legal and accounting                  122,203       143,871        80,960
   Office and miscellaneous              301,915       133,572       163,981
   Rent (Note 13(b))                     183,145       175,780       177,956
   Salaries and wages                  2,026,538     1,618,089     1,525,710
   Telephone                              38,082        29,452        30,054
   Travel, meals and entertainment        83,693        37,561        34,072
                                      ----------    ----------    ----------

                                      $3,248,196    $2,537,947    $2,369,232
                                      ==========    ==========    ==========
Selling and delivery
   Marketing                          $   52,893    $   30,892    $   30,814
   Freight and shipping                  254,267       169,806       197,501
   Sales commission                      185,374       163,656       213,755
   Selling                               292,642        95,771       139,768
                                      ----------    ----------    ----------

                                      $  785,176    $  460,125    $  581,838
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


/s/ "Jeremy Bowman"
-------------------
Jeremy Bowman, President, CEO and Director

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