Form 20-F
period 2006-03-31
ALLURA INTERNATIONAL INC
filed 2006-10-17
CIK 1082741

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the Fiscal Year Ended March 31, 2006

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED): For the transition period from ___________ to ___________.

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

Number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 2006: 15,240,302 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes |X| No |_|

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 |X| Item 18 |_|

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

                                                                                                 Page
                                                                                                 ----
                                                PART I

Item 1.   Identity of Directors, Senior Management and Advisers.....................................3
Item 2.   Offer Statistics and Expected Timetable...................................................3
Item 3.   Key Information...........................................................................3
Item 4.   Information on the Company...............................................................10
Item 5.   Operating and Financial Review and Prospects.............................................19
Item 6.   Directors, Senior Management and Employees...............................................28
Item 7.   Major Shareholders and Related Party Transactions........................................30
Item 8.   Financial Information....................................................................33
Item 9.   The Offer and Listing....................................................................34
Item 10.  Additional Information...................................................................35
Item 11.  Quantitative and Qualitative Disclosures about Market Risk...............................38
Item 12.  Description of Securities other than Equity Securities...................................40

                                                PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies..........................................40
Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.............41
Item 15.  Controls and Procedures..................................................................41
Item 16A. Audit Committee Financial Expert.........................................................43
Item 16B. Code of Ethics...........................................................................43
Item 16C. Principal Accountants Fees and Services..................................................43
Item 16D. Exemption from the Listing Standards for Audit Committees................................44
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers...................44
Item 17.  Financial Statements.....................................................................44
Item 18.  Financial Statements.....................................................................45
Item 19.  Exhibits.................................................................................46
          Signatures...............................................................................47
          Index to Exhibits Filed..................................................................48

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

ITEM 3. KEY INFORMATION

A.    Selected Financial Data.

      The following table sets forth, for the periods and the dates indicated, selected financial and operating data for Allura International Inc. ("Company" or "Allura" or "Allura Group"), for the fiscal years ended March 31, 2006, 2005, 2004, 2003 and 2002. This information should be read in conjunction with the Company's Financial Statements and Notes thereto, and "Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.

      During September 2005, the Company declared and paid a USD $0.01 per share dividend to all shareholders on record as at September 6, 2005. Four of the Company's largest shareholders waived their rights to receive this dividend. The payment of dividends in the future will depend on the earnings and financial condition of the Company and such other factors as the Board of Directors of the Company may consider appropriate. Since the Company is currently in an expansion stage, it is unlikely that earnings will be available for payment of dividends in the near future.

      The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). There are no material differences between Canadian GAAP and the accounting principles that are generally accepted in the United States ("U.S. GAAP") as applied to the Company, including disclosure items, as disclosed in the financial statements under note 14.

      The following tables set forth information in Canadian dollars.

--------------------------------------------------------------------------------------------------------------------------------
                                                  2006                 2005             2004             2003              2002
--------------------------------------------------------------------------------------------------------------------------------
Net Sales                                 $ 17,719,672          $18,252,286      $16,114,338      $17,031,936      $ 14,652,109
--------------------------------------------------------------------------------------------------------------------------------
Gross Profit                              $  4,067,365          $ 5,098,045      $ 3,957,544      $ 4,023,355      $  3,005,569
--------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                         $   (389,759)         $   322,708      $   327,681      $   398,084      $ (1,037,146)
--------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common Share (a)            ($0.02)         $      0.02      $      0.02      $      0.03            ($0.07)
--------------------------------------------------------------------------------------------------------------------------------
Outstanding Shares (a)                      15,240,302 (b)       15,240,302       15,240,302       15,240,302        15,355,055
--------------------------------------------------------------------------------------------------------------------------------
Total Assets                              $ 16,276,552          $16,824,370      $11,539,964      $12,285,925      $ 13,624,443
--------------------------------------------------------------------------------------------------------------------------------
Working Capital                           $  2,513,418          $ 2,936,292      $ 2,582,063      $ 2,250,619      $  1,825,796
--------------------------------------------------------------------------------------------------------------------------------
Long Term Liabilities                               --                   --               --               --                --
--------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                         $ 13,563,572          $13,689,730      $ 8,728,032      $ 9,752,174      $ 11,327,737
--------------------------------------------------------------------------------------------------------------------------------
Non Controlling Interest                            --                   --               --               --                --
--------------------------------------------------------------------------------------------------------------------------------
Shareholder's Equity                      $  2,712,980          $ 3,134,640      $ 2,811,932      $ 2,533,751      $  2,296,706
--------------------------------------------------------------------------------------------------------------------------------
Dividends declared per share              $       0.01 (USD)             --               --               --                --
--------------------------------------------------------------------------------------------------------------------------------

(a)   Earnings per share are on basic and fully diluted basis.

(b) On September 30, 2005, the Company's shareholders approved a reverse stock split of the Company's 15,240,302 outstanding common shares, on the basis of 3 (old) for each 1 (new) common share. The new common shares have not yet been issued and the stock split is not yet effective.

      CURRENCY EXCHANGE RATE INFORMATION

      The Company's accounts are maintained in Canadian dollars. In this Annual Report all dollar amounts are expressed in Canadian dollars except where otherwise indicated. All exchange rates disclose in this statement is based on rates published on Bank of Canada's website. We do not represent that the Canadian dollar or the US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be at any particular rate, the rates set forth below, or at all.

(a) On September 30, 2006 the month end closing rate per Bank of Canada was $1.00 US = $1.1177 Canadian.

(b) The following table sets forth the high and low exchange rates for each month during the previous six months per Bank of Canada:

                            Canadian Dollar/US Dollar

           Month                            Low              High

           August 2006                    $1.1040          $1.1294
           July 2006                      $1.1052          $1.1392
           June 2006                      $1.0963          $1.1219
           May 2006                       $1.0948          $1.1197
           April 2006                     $1.1113          $1.1697
           March 2006                     $1.1299          $1.1706

(c) The following table sets forth the average rates for each period, calculated by using the average of the exchange rates on the last day of each month during the period:

                            Canadian Dollar/US Dollar

           Fiscal Year Ended                         Average Rate

           March 31, 2006                               $1.1574
           March 31, 2005                               $1.2161
           March 31, 2004                               $1.3284
           March 31, 2003                               $1.4764
           March 31, 2002                               $1.5876

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

      Outside manufacturers manufacture all of the Company's products, in whole or in part. These outside manufacturers typically are small to medium-sized, privately owned companies. During fiscal 2006, the Company purchased gold and silver products from over 100 suppliers, with the five largest suppliers accounting for approximately 42% of the Company's total gold and silver purchases. In the diamond jewelry, loose stone and coloured stone area, the Company purchased products from approximately 65 suppliers, while the five largest suppliers accounted for 48% of the Company's total purchases in this area.

      Although a substantial portion of the Company's purchases are concentrated within a small number of suppliers, the Company does not believe the loss of any one supplier would have a material adverse effect on its business. The Company's five largest suppliers account for 32% of the merchandise purchases during the year. Alternative sources of supply for the finished goods purchased by the Company are available. The Company has no long-term contractual relationship with any of its suppliers.

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

      The Company's business is highly seasonal. The third and fourth fiscal quarters, which include the Christmas shopping season, generally produce the strongest results, and the second calendar quarter generally produces the weakest results. The Company's sales and income also may vary from quarter to quarter as a consequence of general economic and industry conditions that affect consumer spending and purchases by retailers.

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

      The Company's business is highly competitive, and the distribution channels in which the Company markets its products frequently involve different competitive factors. Some companies in the jewelry industry may have greater financial and other resources than the Company. See "Information on the Company- Business Overview - Competition."

The Company does not have any long-term contracts with its customers.

      The Company has no long-term contractual relationships with any of its customers nor is any of the Company's customers subject to any contractual provisions or other restrictions, which preclude them from purchasing products from the Company's competitors. As a gesture of goodwill the Company provides a stock balancing service, primarily to large retailers, in order to assist them with maintaining inventory levels in an efficient way. Stock balancing transactions involve taking back products for resorting and redistribution to other stores within the retailers group. This is typically once a year after the Christmas season has completed.

Concentration  of  ownership  among  our  Directors,   Executive  Officers,  and
Principal Stockholders may prevent new investors from influencing significant corporate decisions.

      Based upon beneficial ownership as of August 31, 2006, the Company's directors, executive officers, holders of more than 5% of our common stock, and their affiliates will, in the aggregate, beneficially own approximately 85% of our outstanding common shares. As a result, these stockholders, subject to any fiduciary duties owed to our other stockholders under Canadian law, will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant control over our management policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock. In addition, these stockholders, some of whom are directors or who have representatives sitting on the Company's board of directors, could use their voting influence to maintain the Company's existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to the Company's employee stock plans and approvals of significant financing transactions.

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

      There are presently issued and outstanding 15,240,302, shares and an additional 3,000,000 shares reserved for issuance upon the exercise of 260,000 options; all but 429,868 of which, are "restricted securities" as that term is defined under the Securities Act of 1933, as amended (the "Act"), and in the future may be sold in compliance with Rule 144 of the Act, pursuant to an a Registration Statement filed under the Act, or other applicable exemptions from registration thereunder. Rule 144 provides, in essence, that a person holding restricted securities for a period of one year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to one percent of the Company's outstanding Common Stock every three months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information is deemed available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of the Company and who has satisfied a two-year holding period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a Registration Statement filed under the Act, might have a depressive effect on the market price of the Company's Common Stock in any market that may develop for such shares.

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

      The Company is exposed to currency risk as most of its accounts payable are denominated in currencies other than the Canadian dollar. Unfavorable changes in the applicable exchange rates may result in a decrease or increase in foreign exchange gain or loss.

      The Company earns revenue and incurs operating expenses predominantly in Canadian dollars.

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

      In July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 ("SOX"). The purpose of the SOX is to, among other things; protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws. We expect these developments to increase the legal and financial compliance costs, and to make some activities more difficult. For example, we expect these developments to make it more difficult and more expensive for public companies to obtain director and officer liability insurance. These developments could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on an audit committee, and qualified executive officers. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result. Furthermore, proposed changes in the accounting rules could increase the expenses that we report under GAAP and adversely affect our operating results. While we will endeavor to establish the requisite procedures and structure our corporate governance in accordance with SOX and the rules and regulations thereunder, as issued by the SEC from time to time, we cannot assure you that we will be successful in this regard or that the costs we incur in doing so will not prove material and adversely affect our profitability.

Violations of Banking Terms and Covenants

      The Company's demand overdraft loan agreement facility has terms and covenants that it must meet to maintain this facility. If the Company is in default of its terms and covenants, there can be no assurance that the bank and management will be able to renegotiate its arrangements to bring the Company into compliance. As at March 31, 2006, the Company was in default of its terms and covenants on this overdraft loan facility; however, the terms and covenants were renegotiated. At July 31, 2006 and as of the filing date, the Company remains in default of one of these terms and the bank and management are in the process of reviewing these matters

ITEM 4. INFORMATION ON THE COMPANY

A.    History, development and organizational structure of the Company.

Corporate Structure

      Allura International Inc. (the "Company" or "Allura") was incorporated on April 13, 1988 under the laws of Canada under the name "IBB International Bullion and Metal Brokers (Canada) Limited." The Company changed its name to "Allura International Inc." on April 1, 1999 and simultaneously effected a corporate restructuring (the "Restructuring") by selling and transferring all of its assets, other than its 50% interest in Allura Diamonds Limited, a Canadian corporation ("ADL") to IBB International (Canada) Ltd., a Canadian corporation ("IBB") in exchange for shares of the capital stock of IBB. IBB was newly formed for the purpose of affecting the Restructuring and as a result of the Restructuring, became a wholly owned subsidiary of the Company. At the same time, the Company acquired the balance of the issued and outstanding shares of capital stock of ADL in exchange for 250,000 shares of the Company's common stock. During May 2000, the Company incorporated a new company, Bygo Inc. ("Bygo"). During March 2006, the Company sold all its outstanding shares of Bygo to its ADL. At the same time, Bygo was wound up into ADL. Collectively, IBB and ADL are referred to as the "Jewelry Division", which is the Company's only division, and together with the Company, as the "Allura Group."

      The Company, through the Jewelry Division, is primarily in the business of wholesaling gold, sterling silver and diamond jewelry in Canada. Its customer base is comprised of large national chains as well as independent retailers. Bygo had business-to-business and business-to-consumer Internet commerce sites. Since its inception, Bygo has earned minimal revenues as it has primarily devoted its efforts and resources to develop the software and hardware necessary to execute its business plan. Bygo operated as an on-line e-commerce facilitator of jewelry, paper goods and giftware distribution. During March 2006, the Company sold all its outstanding shares of Bygo to its ADL. At the same time, Bygo was wound up into ADL. The normal activities and assets of Bygo were transferred to Allura Diamonds Limited.

      The Company's head-office is located at 1555 West 8th Avenue, Vancouver, B.C., V6J 1T5. Its telephone number is (604) 683-5700, and its fax number is
(604) 683-5979. IBB operates out of the Vancouver facility, however ADL has its principal office in Halifax at Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6. The telephone number for ADL is (902) 457-7654 and the fax number is (902) 443-8414. Subsequent to the fiscal 2006 year, the Company opened a new office in Toronto to engage in sales functions of the Company. The primary focus of the Toronto will be on the Company's majors customer group.

Business History

      The Company was initially formed to import European jewelry into Canada. The objective of the Company has been to be a specialized supplier of gold, silver and diamond jewelry within the following principal sectors:

                                Department stores

                               Catalogue retailers

                                 Mass merchants

                                Major discounters

                             Major jewelry retailers

                           Independent jewelry stores

Subsequent to the fiscal 2006 year end, the Company acquired new business solution software to integrate its operations and management systems. The implementation of this software is expected to be completed by fiscal 2008. The Company expects to achieve cost and operating efficiencies resulting from the implementation of this software.

B.    Business Overview

Current Operations

      The Company conducts its jewelry wholesaling operations through the Jewelry Division comprising of IBB and ADL. The Company's mass marketing jewelry operations are conducted through IBB, while ADL's primary focus is the independent jewelry sector.

The Activities of IBB

      As the "average" Canadian gold importer will normally only buy what is available from the manufacturers, IBB believes that it is different, in that it has most of its products manufactured distinctly to its own specifications. IBB has created a niche for its products through innovative selling and display techniques and through the use of trade marked names, such as Little Loves Gold Jewellery(TM), Golden Moments(TM), Earresistables(TM), Tuscany Gold Collection(TM), and Tuscany Silver(TM).

      The range of products that IBB sells consists mainly of chains, bracelets, bangles, and earrings in 10, 14 and 18 karat gold. IBB also markets silver jewelry to major retailers and jewelry chains. Subsequent to fiscal 2006 year end, the Company developed a new diamond business focusing on lower value items than it has done in the past and expects this new business will increase overall sales for fiscal 2007. Initially, this product grouping will be offered to some of its major retail customers.

      Subsequent to the fiscal 2006 year end, IBB entered new markets with its gemstone programs that is currently marketed to large retailers.

      IBB's sales are divided approximately 87% to major retail and jewelry store chains and 13% to independent jewelry stores. IBB has created a strong and resourceful management team and continues to invest more to develop and improve on management information systems and computer equipment. Subsequent to the fiscal 2006 year end, the Company invested in new business solution software to replace its existing legacy systems. This strategy has built a strong management infrastructure, which is ready to handle possible expansion throughout the North American markets.

The Activities of ADL

      ADL was established in 1994 as a premier diamond house to market finished diamond jewelry and loose diamonds. ADL currently specializes in finer diamond jewelry.

      ADL sales are divided approximately 61% to major retail and jewelry store chains and 39% to independent jewelry stores. ADL's lower priced diamond jewelry to major retailers is marketed through IBB and such sales comprise 8% of ADL's total sales. In 2002, ADL incorporated the "Canadian Diamond" into its range of products. Then in 2004 ADL introduced a new "Diamond Collection Certificate" certifying rings within this product category as a true Canadian made product. This certificate accompanies all products within the "Hearts and Arrows" and "Ideal Cut Diamond" collections. The Company also markets a line of gemstone products to the independent jewelry stores trademarked as Dreamcatchers(TM).

The Allura Group

      The Allura Group offers its customers a large selection of jewelry styles, consistent product quality, and prompt delivery of product orders and provides a wide range of specialized services. The Company's retail customers include The Bay, Wal-Mart Canada Corp., Zellers Inc., Sears Canada Ltd., Ben Moss Jewellers and Charm Diamond Centres. These customers are among the Company's largest customers, accounting for approximately 61% of the Company's sales in fiscal 2006, 62% in fiscal 2005 and 62% in fiscal 2004. They are representative of the customers to which the Jewelry Division's marketing efforts are directed. The Company continues to expand its customer base.

      While the Allura Group focused its primary marketing efforts on a relatively small number of retailers, in fiscal 2006, sales were made to approximately 300 customers; with over 1400 retail locations, and with no single customer accounting for more than approximately 26% of net sales. The Company's six largest customers accounted for approximately 61%% of sales in fiscal 2006, 62% in fiscal 2005 and 62% in fiscal 2004.

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

      Subsequent to fiscal 2006, the Company opened its third office in Canada in the city of Toronto. The focus of the Toronto office is to improve our customer service to our largest customers; most of these are headquartered in Toronto.

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

      In 2003, dollar value growth was up by 2.5% over the previous year with Non-Store retail leading the way in sales growth (+3.9%), followed by Mass Merchants (+3.6%), Jewelry Stores (+2.3%) and then Department Stores (+1.3%). For the 2003 year, Jewelry stores accounted for 49.3% of all retail dollar value sales (US$8,054,530), while Mass Merchandisers were 22.5% (US$3,688,152) and Department Stores were 19.1% (US$3,120,431).

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

Sales and Marketing

      The Company's sales and marketing operations are directed at retail stores of all types and sizes such as department stores, catalogue retailers, mass merchants, major discounters, major jewelry retailers and independent jewelry stores. The Company's retail customers include The Bay, Wal-Mart Canada Corp., Zellers Inc., Sears Canada Ltd., Ben Moss Jewellers and Charm Diamond Centres. These customers are among the Company's largest customers, accounting for approximately 61% of the Company's net sales in fiscal 2006, 62% in fiscal 2005 and 61% in fiscal 2004. The company has one (2005: two; 2004: three) customer, with sales that exceeded 10% of the total sales. They are representative of the customers to which the Jewelry Division's marketing efforts are directed. The Company continues to expand its customer base.

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

      Marketing of the Company's products is conducted through its offices in Vancouver and Halifax. Subsequent to the fiscal 2006 year, the Company opened a new office in Toronto to engage in sales functions of the Company. The primary focus of the Toronto office will be on the Company's largest customers; most of these are headquartered in Toronto. The Company also has a National Sales Manager for major accounts in Toronto, a National Independent Sales Manager, and seven regional independent customer service representatives who market to independent retail customers. In addition, the Company's products are promoted through the use of the Internet, brochures and trade show exhibitions. The Company does not advertise its products directly to consumers.

      Prices charged to individual customers vary based on the services required by the customer and the customer's sales volume. Most sales are made under terms that require payment to the Company of the full purchase price within 90 days of the date of invoice. During the Christmas holiday season, payment terms for certain customers may be extended. The Company also makes sales on a consignment basis (transactions in which products are delivered to customers for more than 90 days under terms which permit the customer to defer paying for the products until they are sold to its customers and allows them to return any unsold product). The amounts of consignment sales in the past three fiscal years have exceed $6 million per year.

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

      While the Company sold its products to approximately 300 customers in fiscal 2006, sales of the Company's six largest customers accounted for approximately 61% of sales in fiscal 2006 and 62% in fiscal 2005 and 61% in fiscal 2004. All of the Company's active customers are Canadian except Zales Corporation and Birks/Mayors Corporation.

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

      Customers' selling prices and the Company's price book are updated annually to ensure prices reflect market conditions and costs of doing business. Certain customer prices lists are priced to allow for adjustments to gold price fluctuations. Gold price is monitored on a daily basis to ensure such price lists are updated to reflect current gold levels.

      It is the Company's experience that some items significantly written down are later sold but these amounts are not material. The Company's estimates that during fiscal 2006, such sales accounted for $200,000 of the total revenues for the Company. Subsequent to year end, the Company sold approximately $500,000 of items that were were written down; the sale was at the written down value. As at year end, the Company has written down inventory $222,000 (2005: $92,000, 2004:
$100,000) to reflect the estimated recovery of discontinued items.

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

During fiscal 2006, the Company purchased gold and silver products from over 100 suppliers, with the five largest suppliers accounting for approximately 42% of the Company's total gold and silver purchases. In the diamond jewelry, loose stone and coloured stone area, the company purchased products from approximately 65 suppliers, while the five largest suppliers accounted for 48% of the Company's total purchases in this area.

      Although a substantial portion of the Company's purchases are concentrated within a small number of suppliers, the Company does not believe the loss of any one supplier would have a material adverse effect on its business. The Company's five largest suppliers account for 32% of the merchandise purchases during the year. Alternative sources of supply for the finished goods purchased by the Company are available. The Company has no long-term contractual relationship with any of its suppliers.

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

      The Company believes its primary competitors for IBB to include PAJ Canada (Canada and USA), Bel-Oro (Canada and USA), Chateau D'Argent (Canada) and R & B Manufacturing (Canada and USA), and for ADL to include Corona (Canada and USA), Master Design (Canada and USA), J.S.N (Canada and USA) and Libman (Canada and
USA).

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

Employees

      At March 31, 2006, the Company employed thirty-four persons on a full time basis. As at September 15, 2006, there were thirty-four persons employed on a full time basis and two permanent part-time basis. The full time employees comprise of eleven employees in finance and administration, twelve in sales and merchandising, and eleven in inventory warehouse. Five employees are employed in the Halifax office, four employed in the Toronto office, and twenty-five are employed in the Vancouver office. The two permanent part-time employees include one in finance and administration and one in sales and merchandising. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

      As at October 4, 2006, the Company employed a Corporate Accountant to undertake responsibilities in the finance and accounting department.

Governmental Regulation

      The tax laws of the Federal Government of Canada and the Provinces of British Columbia. Ontario and Nova Scotia govern the Company. Specifically, it is bound by income, custom and excise tax rules and regulations regarding customs, all of which are regulated by the federal government of Canada. In addition, the Company is subject to the sales tax and employment laws of the Provinces of British Columbia, Ontario and Nova Scotia. Changes in the tax rates governed by these authorities may have a significant impact on the cash flows of the Company.

      The Company is also required to comply with the reporting requirements under Canadian securities laws and the reporting requirements for foreign issuers under the securities laws of the United States regulated by the Securities and Exchange Commission.

C.    Organizational Structure

      Please refer to "Item 4 - History of the Company - Corporate Structure" and "Business Overview."

D.    Property, plants and equipment.

Real Property

      The Company operates from leased premises in Vancouver and Halifax. The Company's Vancouver office is located on 1555 West 8th Avenue, Vancouver, B.C., V6J 1T5, Canada and the Halifax office is located on Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6, Canada. Subsequent to fiscal 2006, the Company opened its third office located on Unit 100, 1 Valleybrook Drive, North York, ON, M3B 2S7. The focus of the Toronto office is to improve our customer service to our largest customers; most of these are headquartered in Toronto.

      The Vancouver premises cover 8,557 square feet and give the Company a self-contained headquarters building from which to operate. The premises have an underground parking garage. The Company leases the Vancouver premise for $9,400 per month plus expenses.

      The Halifax premises cover 1,136 square feet of office space. The Company leases the Halifax premises for $1,100 per month plus applicable taxes.

      The North York ("Toronto") premises cover 2,282 square feet of office space. The Company leases the Toronto premises for $4,421 per month plus applicable taxes.

      The Company believes that its current premises are adequate for the Company's current operating level and presently foreseeable growth.

Property and Equipment

      The Company also owns a variety of office equipment consisting of computers, photocopiers and other office equipment.

      The software costs included are for software development and acquisition costs in the Company's subsidiaries of IBB International (Canada) Ltd. and Allura Diamonds Limited These subsidiaries generate significant revenues and cash flow from the use of this software in their operations. The evaluation of impairment was conducted by evaluating these subsidiaries, and the Company has concluded that there has been no impairment to the software carrying value.

      Subsequent to year end, the Company has upgraded its computer infrastructure with newer technology and acquired new software, Microsoft Dynamics (Navision). The Company expects these improvements to increase the effectiveness and efficiencies of its operations. The capital cost of this software will be reflected as capital assets in its fiscal 2007 financial statements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      This   discussion   should  be  read  in  conjunction   with  the  audited
consolidated financial statements of the Company and related notes thereto included herein.

A.    Operating Results

Fiscal 2006 v. Fiscal 2005

      Sales for the fiscal year ended March 31, 2006 ("Fiscal 2006") were $17,719,672 compared to $18,252,286 for the fiscal year ended March 31, 2005 ("Fiscal 2005"), a decrease of $532,614 or 3%. The Fiscal 2006 sales decrease is not significant but is primarily a result of:

   o uncertainty in the market due to volatility in the gold price which significantly impacts the price of gold based jewelry and

   o in fiscal 2005 there were two significant roll out of programs to two major customers; in fiscal 2006, there were replenishment of sales of items from these programs but not at the same rates as its initial year of roll out

The Company expects to see sales return to the fiscal 2005 levels in fiscal 2007 with new product lines introduced into its major customer group.

      Cost of sales for Fiscal 2006 was $13,652,307 with a gross margin of 23% compared to $13,154,241 with a gross margin of 28% for Fiscal 2005. The increase in cost of sales of $498,066 or 4% in spite of a decrease in sales was a result of the Company taking write downs on discontinued inventory to recovery value from an expected melt of its product and a result of the increase cost of gold price. Additionally, as the Company was selling down its gold inventory which was acquired at higher costs partially due to foreign exchange conversion rates, the resulting impact is a higher cost of sales for the fiscal year relative to the selling price of the gold inventory. The Company expected the gold price to continue to increase into fiscal 2007 and adjusted its selling price to reflect the increased gold price.

      Cost of sales includes the cost of inventory sold, inbound freight, duties, taxes and brokerage, jewelry packaging sold with the product, and the gain/loss on settlement of inventory purchases as discuss above. The Company's cost of sales may not be comparable to others as the costs associated with purchasing and receiving and warehousing are included in our selling, general and administrative expenses as the amounts are not material. Purchasing and receiving costs approximate $48,000 (2005: $48,000) and warehousing costs approximate $16,000 (2005: $16,000).

      The Company's gross margin may not be comparable to others as the costs of freight and shipping are included in our selling, general, and administrative expenses. Freight and shipping totaled $315,966 compared to $254,267 in the prior year.

      General administrative costs decreased by $297,229 or 9% from $3,248,196 in Fiscal 2005 to $2,950,967 in Fiscal 2006. The changes were primarily a result of

   o Salary and Wages: a decrease in salaries and wages by $221,579 or 11%. The decrease is result of two senior finance position being eliminated and decrease in temporary staffing. Shortly after fiscal 2006 year end, the Company's corporate accountant and controller resigned; their positions were not replaced as the work was reallocated to junior accounting staff and the CFO and new junior clerks. During Fiscal 2005, the Company had increased its temporary staffing during the third and fourth quarter to manage and roll out new programs and these additional staff was not recalled in fiscal 2006. Included in salaries and wages are the labour costs of the purchasing and receiving staff which were approximately $48,000 (2005: $48,000).

      Selling and delivery expenses increased by $36,083 or 5% to $821,259 in Fiscal 2006 from $785,176 in fiscal 2005, as a result of:

   o Freight and Shipping - in addition some of the Company's new customers have multiple locations requiring drop shipments. The company does not charge back the costs of shipping except for small deliveries. The amount of such charges amount to less than $15,000 annually.

   o Sales Commission - increased in fiscal 2006 due to additional sales representative hired for one of its territory previously covered by the National Sales manager.

      Interest and bank charges for Fiscal 2006 increased $185,519 or 34% to $752,518 when compared to the Fiscal 2005 figure of $562,999. The Company continued to rely on its increased banking facilities from the later half of fiscal 2005 into fiscal 2006; the average balance in its bank line increased during fiscal 2006 by approximately $1,500.000. The higher banking facilities were required to finance the increased inventory levels to service the replenishment of programs that were developed in the last few years. The average interest rate paid by the Company for its banking facilities increased from 4.02% in Fiscal 2005 to 4.69% in Fiscal 2006.

      The Company had a loss before tax recovery of $492,621. The loss was primarily attributed to a reduction in sales and increased price of gold which the company did not benefit from as a large portion of its sales was based on fixed prices. The Company's purchases were at current gold prices.

      Tax expense or recovery is determined by entity-based results and as such, the Company's tax recovery is result of the its loss carry back provisions in IBB available under Canadian taxation laws. Allura's and ADL's (Bygo's losses that transferred to ADL from its corporate reorganization as describe below) e-commerce start-up costs have created losses that may be used in future periods to reduce taxable income. As disclosed in Note 7 to the Company's consolidated financial statements, the tax benefit of these losses has been offset by a valuation allowance of the same amount due to the uncertainty of their realization.

      The Company's net loss for the year of $389,579 reflects a significant change over fiscal 2005's net earnings of $322,708.

Fiscal 2005 v. Fiscal 2004

      Sales for the fiscal year ended March 31, 2005 ("Fiscal 2005") were $18,252,286 compared to $16,114,338 for the fiscal year ended March 31, 2004 ("Fiscal 2004"), an increase of $2,137,948 or 13.3%. The Fiscal 2005 sales increase was primarily a result of:

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

      Cost of sales for Fiscal 2005 was $13,154,241 with a gross margin of 27.9% compared to $12,156,794 with a gross margin of 24.6% for Fiscal 2004. The increase in cost of sales of $997,447 or 8.20% was a result of increased sales in Fiscal 2005. Gross margin percentage for the current year has improved from the prior year. This percentage improved partly as a result of an increase in gold price, improvement in the level of the Canadian Dollar, and increase in return on inventory. The Company expects the gold price to continue to increase into its new fiscal year. However, it does not expect a significant benefit from customer price increases in relation to gold inventory costs.

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

      Selling and delivery expenses increased by $325,051 or 70.6% to $785,176 in Fiscal 2005 from $460,125 in the prior year, as a result of:

   o Marketing - increased $23,001 (71.2%): This year the Company paid additional marketing dollars to assist with the promotion of new programs.

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

      Tax expense is determined by entity-based results and as such, the Company's tax consists of corporate income taxes resulting from profitable operations in IBB and ADL. Allura's and Bygo's e-commerce start-up costs have created losses that may be used in future periods to reduce taxable income. As disclosed in Note 7 to the Company's consolidated financial statements, the tax benefit of these losses has been offset by a valuation allowance of the same amount due to the uncertainty of their realization.

      Net earnings for fiscal 2005 $322,708 reflect a decrease of $4,973 over fiscal 2004 of $327,681.

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

      In March 2006, the Company undertook the following steps to complete a corporate re-organization: (i) it sold all its outstanding shares in Bygo Inc. ("Bygo"), a 100% owned subsidiary, to Allura Diamonds Limited ("ADL"), another 100% owned subsidiary, effectively rendering Bygo a wholly owned subsidiary of ADL and (ii) wound up the assets and operations of Bygo into ADL.

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

      During Fiscal 2003, the shares issued to MDA were returned to and cancelled by the Company as part of a Settlement Agreement.

      On September 30, 2005, the shareholders approved a 3 to 1 share consolidation for shareholders on record at September 30, 2005.

      On March 31, 2006, Bygo was sold to ADL for book value and its assets and operations were wound up into ADL.

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

      The put options are exercisable after July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The put options entitle the holders to put the shares to the Company for the lesser of their fair value (estimated at $52,600 at March 31, 2006 (2005: $64,000; 2004:
$55,600)) and the original proceeds received under the unit offering ($500,000). The common share put options were outstanding as at September 15, 2006.

      As required under recently adopted Canadian generally accepted accounting principles, the Company has presented its obligation under this put as a current liability as disclosed in Note 2.

Bank Financing

      The Company's subsidiaries IBB and ADL (collectively the "Borrowers") currently have "Revolving Demand Loan" credit facilities ("Overdraft Loan") with HSBC to a combined maximum principal of $11,000,000 (2005: $6,500,000) with a $1,400,000 onetime bulge ("Onetime Bulge") in effect March 31, 2006 to March 31, 2007 and with an annual $1,100,000 bulge in effect from July 1 to December 31 each year (the "Seasonal Bulge"). The credit facilities are subject to certain margin requirements as defined in the Overdraft Loan offer letter from HSBC dated July 14, 2000, amended on August 9, 2001, and subsequently amended on August 28, 2002, October 8, 2002, March 18, 2003, July 31, 2003, July 2, 2004,
July 19, 2004, March 31, 2005, July 13, 2005, April 12, 2006, and July 28, 2006,
collectively referred to as the Company's "Banking Agreement".

      The margin requirements as defined by the Banking Agreement are as follows:

      The amount outstanding under the Loan will not, at any time, exceed the sum of:

      o 50% of the value of Acceptable Inventory, up to a maximum margin contribution of $4,000,000, with a onetime increase to $5,250,000 in effect March 31, 2006 to March 31, 2007, including a $1,500,000 sub-limit for Allura Diamonds Limited inventory at all times and $4,550,000 annually for the months of July through December, plus 50% of consignment inventory limited to a maximum of $1,500,000 subject to the following sub limits; Bay/Zellers $1,500,000; Charms $100,000; Ben Moss $175,000;

      o 75% of the amount of Acceptable Accounts Receivable; plus 80% of the amount of Acceptable Accounts Receivable approved by the Bank as a "Major" account, and insured by Euler American Credit Indemnity Company ("Euler"), plus 90% of the amount of Acceptable Accounts receivable insured by Euler for 100% of the account receivable for a 90% pay out, plus $600,000 margin free security value effective July 25, 2006 to September 25, 2006;

      o     100% of the sum of Acceptable Credit Instruments;

      o An $800,000 allowance for the mortgage given in support of the guarantee.

      The Company's borrowings bear interest at a rate equal to Canadian prime plus 1/8% on the first $1,000,000 (Fiscal 2005: $1,000,000) and prime plus 1% on the balance. The prime interest rate on these loans at year-end was 5.5% (Fiscal 2005: 4.25%) and 6% as at September 15, 2006. The loans are collateralized by a general security agreement creating a first floating charge over all assets, a general assignment of book debts, an assignment of inventory under Section 427 of the Bank Act, a guarantee from a shareholder for $4,000,000 supported by a standby letter of credit for $1,000,000 (Fiscal 2005: $1,000,000), guarantees by certain other shareholders to a maximum of $800,000, supported by an assignment of certain shareholders' residential real estate to a maximum of $800,000.

      The terms of the demand overdraft loan agreement facility requires the Company to maintain certain covenants which include Debt to Tangible Net Worth and Current Ratios. These covenants are amended from time to time by the bank.

      As at March 31, 2006, the terms require the Company to maintain Debt to Tangible Net Worth ratios not exceeding 3.0 to for its Jewelry Division and not exceeding 2.6 to 1 on a consolidated entity basis at the year end date. At March 31, 2006 the ratios for the Company's Jewelry Division and consolidated entity basis were 3.52 to 1 and 3.65 to 1, respectively. The Company was not in compliance with these ratios at year end.

      Subsequent to year end on April 12, 2006 the terms of the Debt to Tangible Net Worth ratios were amended as follows:

   o  For its Jewelry Division,  not exceeding 4.0 to 1 at any time,  amended to
      3.0 to 1 effective July 31, 2006 and amended to 2.5 to 1 effective March 31, 2007 and

   o on a consolidated entity basis, not exceeding 3.5 to 1 at any time, amended to 3.0 to 1 effective July 31, 2006 and amended to 2.5 to 1 effective March 31, 2007.

      At July 31, 2006 the ratios for the Company's Jewelry Division and consolidated entity basis were 2.94 to 1 and 3.0 to 1, respectively. The Company was in compliance of these ratios as at July 31, 2006.

      The terms of the demand overdraft loan agreement facility as at March 31, 2006 required that the Company maintain a consolidated entity Current Ratio not to be less than 1.1 to 1 at the year end date. As at March 31, 2006, the Company's current ratio of 1.19 to 1 was in compliance.

      Subsequent to year end on April 12, 2006, the terms of the Current ratio were amended. The new terms require the Company not to be less than 1.1 to 1 at any time, amended to 1.2 to 1 by July 31, 2006 and amended to 1.3 to 1 by March 31, 2007. As at July 31, 2006, the Company's Current ratio of 1.22 to 1 was in compliance.

      Also under this agreement, the Company is required to inject shareholder equity and/or debt subordinate to its bank indebtedness in the minimum amount of $1,500,000 prior to September 25, 2006 (extended from July 31, 2006). The Company is not in compliance with this covenant however the bank is currently reviewing the requirement for this covenant.

      The Company expects to see cash flow improvement but will continue to rely on its bank financing to maintain operations and to finance potential increases in revenues and expansion of customer programs. The Company expects cash flow to be provided by operations in fiscal 2008. However, it will continue to depend on bank financing at its current level to expand its business into new areas. For the year ended March 31, 2006, the combined overdraft loan amounted to $9,313,354.

Accounts Receivable

      The Company's account receivables net of allowances for doubtful accounts as at March 31, 2006 were $3,710,935 the balance in accounts receivable represented 20.9% of net sales for Fiscal 2006.

Inventory

      The Company's inventory as at March 31, 2006 was $12,087,351 or 68.2% of net sales for Fiscal 2006 compared to $13,043,939 or 71.5% of net sales for Fiscal 2005. Inventory continues to reflect a high percentage of net sales because it reflects (i) the Company's commitment to ensure customers orders can be turned around in a short period from the time the order is placed with the Company to the time it is delivered, (ii) the increases in replenishment programs with customers from Fiscal 2005 have continued through Fiscal 2006, and with these programs the Company must ensure sufficient inventory is available at all times to achieve maximum ship value on each order (iii) the customers' higher fulfillment targets for each purchase order delivered and (iv) Fiscal 2005's increase of $1 million in consignment goods under consignment agreements resulting from customers store and program expansion have continued into Fiscal 2006. ADL continues to expand and develop its product line to increase selection and availability in the market place. Inventory has increased over the prior year as a result of two new programs with customers and a new program offered to Independent Groups.

      The Company does not anticipate its inventory levels to continue to increase significantly in future periods except to accommodate for new product lines and new business. Subsequent to the fiscal year end, the Company sold approximately $500,000 of overstock inventory at book value to reduce its inventory levels. Subsequent to year end, the Company also scrapped approximately $1,000,000 in overstock inventory with a refiner also at book value. The recovered gold was subsequently sold to the refiner for the then market price.

Accounts Payable and Accrued Liabilities

      The Company's accounts payable and accrued liabilities as at March 31, 2006 were $4,197,618 compared to $4,674,618 for Fiscal 2005. The Company made an effort to keep supplier accounts up to date and to ensure it fulfils its obligations in a timely manner. The Company does not anticipate any difficulties in settling these obligations.

Capital Commitments

      Except for anticipated aggregate lease payments for both IBB and ADL of approximately $750,000 over the next five years, the Company has no significant capital commitments as of September 15, 2005. The Company anticipates that cash flow from operations, as well as borrowings available under current Overdraft Loan Facilities will be sufficient to satisfy the operating needs for the next twelve months.

U.S. Generally Accepted Accounting Principles

      There are no material differences between Canadian GAAP and U.S. GAAP as applicable to the Company's operations and financial statements, including disclosure items as disclosed in Note 14 to the Company's consolidated financial statements.

C.    Research and Development, Patents and Licenses, etc.

      The Company does not conduct research and development and holds no patents or licenses.

D.    Trend Information

      See "Item 4. - Information on the Company, - Part B., Business Overview"

E.    Off-Balance Sheet Arrangements

      There are no known significant off-balance sheet arrangements other than those disclosed in Item 10 Section 3 under "Investment Agreement" and as disclosed in Note 9 of our audited consolidated financial statements for the year ended March 31, 2006.

F.    Tabular Disclosure Of Contractual Obligations

      The following table summarizes all of the outstanding obligations of the Company's continuing operations as of March 31, 2006 by the year that they become due. We expect to fund these obligations from operating income and equity/debt financing:

==========================================================================================================================
                                                                            Payments due by period
                Contractual Obligations             ======================================================================
                                                                     Less than                                  More than
                                                       Total           1 year       1-3 years     3-5 years      5 years
==========================================================================================================================
[Short-Term Debt Obligations]                       $ 9,313,354      $9,313,354            --            --         --
==========================================================================================================================
[Long-Term Debt Obligations]                                 --              --            --            --         --
==========================================================================================================================
[Capital (Finance) Lease Obligations]                        --              --            --            --         --
==========================================================================================================================
[Operating Lease Obligations]                       $   755,805              --      $499,761      $256,044         --
==========================================================================================================================
[Purchase Obligations]                                       --              --            --            --         --
==========================================================================================================================
[Other Long-Term Liabilities Reflected on the
Company's Balance Sheet under the GAAP of the
primary financial statements]                                --              --            --            --         --
==========================================================================================================================
Total                                               $10,069,159      $9,313,354      $499,761      $256,044         --
==========================================================================================================================

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

H.    Legal Proceedings

      As at September 30th, 2006, there are no legal proceedings to which the Company is a party or to which its properties are subject. The Company does not know of any legal proceedings that are contemplated.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

      The following table sets out the full name, age, and function in the Company of the directors, executive officers and key employees of the Company as of September 15, 2006.

      On September 29th, 2006, the Directors on the Board of Directors were re-nominated to stand for election to the Board. All nominated Directors were re-appointed effective September 29th, 2006.

========================================================================================================================
      Name                   Age                                 Positions                         Position Held Since
      ----                   ---                                 ---------                         -------------------
------------------------------------------------------------------------------------------------------------------------
Jeremy Bowman                55        Director, President and CEO of Allura International Inc.           1988
------------------------------------------------------------------------------------------------------------------------
Sheila Bowman                48        Director, Secretary, and Treasurer                                 1988
------------------------------------------------------------------------------------------------------------------------
Frank Kovacs                 53        Director                                                           1998
------------------------------------------------------------------------------------------------------------------------
Thomas Weckman               52        Director and V.P. of Allura Diamonds Limited                       1994
------------------------------------------------------------------------------------------------------------------------
Tina VanderHeyden            54        Director                                                           1999
------------------------------------------------------------------------------------------------------------------------
Dave Wall                    57        Director                                                           2003
------------------------------------------------------------------------------------------------------------------------
Emily Tsen                   40        Chief Financial Officer /V.P. Operations                           1996
========================================================================================================================

      Jeremy Bowman has been the President, CEO and Director of the Company since 1988. He is also a 25% Owner/Director of The Black Bear Pub Limited in Nanaimo, B.C., Canada, a restaurant, bar and liquor store.

      Sheila Bowman has been the Secretary and Treasurer and a Director of the Company since 1988. She is also a 25% Owner/Director of The Black Bear Pub Limited in Nanaimo, B.C., Canada, a restaurant, bar and liquor store.

      Frank Kovacs is the Managing Director of International Bullion & Metal Brokers (London) Limited, incorporated in the United Kingdom, a leading jewelry distribution company with over 30 years trading history. He has also been a Director of the Company since 1988.

      Thomas Weckman has been the Vice-President of ADL since 2005, (previously its President) and a Director of the Company since 1999. He has also served as President of Baird Weckman Sales Ltd., a private trading company incorporated under federal laws of Canada since 1997.

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

      There are no arrangements or understandings between the director and any other person regarding such director or officers election to serve in his or her official capacity on behalf of the Company. The Shareholders' Agreement entitles Business Development Bank of Canada ("BDC') to select a nominee for the Board of Directors as long as BDC holds at least 300,000 Common Shares in the Company. As at September 15, 2006, BDC has not selected a nominee for the Board of Directors.

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

B.    Compensation outstanding

      The Company paid aggregate compensation of $ 492,000, $607,500, and $620,000 to all directors and officers as a group during the fiscal years ended March 31, 2006, 2005, and 2004, for services in all capacities. There were no funds set aside by the Company during the fiscal year ended March 31, 2006 to provide pension, retirement or similar benefits for officers or directors.

      On October 30, 1999, the Company approved stock options to be issued to employees and consultants of the Company. Total options granted by the Company, as at March 31, 2006 were 260,000 of which, 140,000 were granted to officers and directors of the Company. Each option is convertible into a share of the Company's common stock. The 260,000 options have an exercise price of $1.58 and will expire in approximately 1.02 years.

      The Company has a standard arrangement for the payment of fees to three directors of the Company for acting in such capacity. Directors are reimbursed for all expenses necessary for travel and attendance at meetings. Total payments of $17,800 during Fiscal 2006 to directors for acting in such capacity are included in the aggregate compensation disclosure discussed above.

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

      The Audit Committee is comprised of the following members as at September 15, 2006: Sheila Bowman, Tina VanderHeyden, Dave Wall and Frank Kovacs. The Audit Committee chair is Sheila Bowman.

      The Audit Committee holds meetings four times a year and its primary mandate is to facilitate the Company's corporate governance and protect the interest of shareholders by overseeing the financial reporting process and monitoring the responsibilities of the Company's management team as well as its Board of Directors.

      The Compensation and Human Resource Committee is comprised of the following members as at September 15, 2006: Tina VanderHeyden, Frank Kovacs, and Dave Wall. The Compensation and Human Resource Committee chair is Tina VanderHeyden.

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

D.    Employees

      At March 31, 2006, the Company employed thirty-four persons on a full time basis. As at September 15, 2006, there were thirty-four persons employed on a full time basis and two permanent part-time basis. The full time employees comprise of eleven employees in finance and administration, twelve in sales and merchandising, and eleven in inventory warehouse. Five employees are employed in the Halifax office, four employed in the Toronto office, and twenty-five are employed in the Vancouver office. The two permanent part-time employees include one in finance and administration and one in sales and merchandising. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

      As at October 4, 2006, the Company employed a Corporate Accountant to undertake responsibilities in the finance and accounting department.

      During Fiscal 2006, the Company employed approximately thirty temporary employees to cover off seasonal requirements.

E.    Share Ownership

      The share ownership of the persons set forth in Item 6.B above is disclosed in "Item 7. Major Shareholders and Related Party Transactions - Major Shareholders" below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

      As far as is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information, as at September 30, 2006, concerning (i) persons and companies that own of record or are known by the Company to own beneficially, directly or indirectly, more than 5% of the outstanding Common Shares and (ii) beneficial ownership of outstanding Common Shares by all directors and executive officers of the Company.


----------------------------------------------------------------------------------------------------------
                                                                   Number of Shares
                                                              Beneficially or Directly       Percentage of
               Name of Shareholder                                      Owned                    Class
               -------------------                                      -----                    -----
----------------------------------------------------------------------------------------------------------
International Bullion & Metal Brokers Ltd.(1)                             6,250,000                 40.3%
----------------------------------------------------------------------------------------------------------
Bowman Family Trust ("Trust")(2)                                          5,325,000                 34.4%
----------------------------------------------------------------------------------------------------------
Jeremy C. Bowman(3)                                                         462,500                  3.0%
----------------------------------------------------------------------------------------------------------
Sheila P. Bowman(4)                                                         602,500                  3.9%
----------------------------------------------------------------------------------------------------------
Thomas Weckman(7)                                                           250,000                  1.6%
----------------------------------------------------------------------------------------------------------
B.D.C (6)                                                                   340,136                  2.2%
----------------------------------------------------------------------------------------------------------
Tina VanderHeyden                                                                (*)                   (*)
----------------------------------------------------------------------------------------------------------
Emily Tsen                                                                       (*)                   (*)
----------------------------------------------------------------------------------------------------------
Officers and Directors as a group (7 people)                             13,263.136                 85.6%
----------------------------------------------------------------------------------------------------------

(1) International Bullion & Metal Brokers Limited ("International Bullion") is a corporation formed under the laws of England of which Frank Kovacs is a Director.

(2) Although not a beneficiary of the trust, Mr. Bowman, the Company's President and CEO, is one of the three Trustees of the Trust. Sheila Bowman is a beneficiary of the Bowman Family Trust. The other beneficiaries are the children of Mr. Bowman.

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

(7)   Tom Weckman is ADL's Vice-President and a Director.

* Less than 1% of class.

      The Company's major shareholders do not have different voting rights. However, some of these shareholders are subject to a shareholders agreement as described below.

      There has been no significant change in the percentage ownership held by any major shareholders during the past three years.

      As at September 30, 2006 there was no trading market for the Common Shares in the United States or Canada. The following table indicates the approximate number of record holders of Common Shares, the number of record holders of Common Shares with United States addresses and the portion and percentage of Common Shares so held in the United States.

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

B.    Related Party Transactions

      The Company operates from leased premises in Vancouver and Halifax. The Vancouver premises cover 8,557 square feet and give the Company a self-contained headquarters building from which to operate. The premises have an underground parking garage. The premises were leased from a partnership of which Jeremy Bowman, the Company's President and a stockholder who has significant influence on operations, is a partner. During the year, Mr. Bowman, sold his interest in the building and the building was then leased from the new owners on an arms length basis. The Company believes that the terms of the lease are as favorable as those that could have been obtained from an unaffiliated third party. The Company leases the Vancouver premise for $9,400 per month plus expenses. The lease was renewed under the same terms during June 2005.

      On May 27th, 2002, the Company leased an office in Halifax on a five year fixed term starting July 1st, 2002 at $1,100 per month plus applicable taxes. The Halifax lease has a 90-day cancellation provision for the benefit of ADL only. The premises were leased on commercially agreed terms, from Torrington Bay Investments Limited, in which Tom Weckman, the President of ADL, has an interest. During the year, Mr. Weckman, sold his interest in the building and the building was then leased from the new owners on an arms length basis. The Company believes the terms of this lease are as favorable as could have been obtained from unaffiliated third parties. The premises in Halifax are located at Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6 and contain 1,136 square feet of office space.

      Subsequent to year end, the Company leased an office in North York ("Toronto") on a five year fixed term at $4,421 per month plus applicable taxes. The Toronto lease has a cancellation provision for the benefit of IBB only. The premises were leased on commercially agreed terms, from an arms length party. The premises in Toronto are located at 1 Valleybrook Way, North York, Ontario and contain 2,282 square feet of office space.

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

      The put options are exercisable after July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The put options entitle the holders to put the shares to the company for the lesser of their fair value (estimated at $52,600 at March 31, 2006 (2005: $64,000, 2004:
$55,600)) and the original proceeds received under the unit offering ($500,000). The common share put option was still outstanding as at September 30, 2006

Leases

      The Company entered into a lease on June 22, 1998, with a partnership of which Jeremy Bowman, the

Company's President, CEO and director, is a partner. The lease is for premises at its Vancouver office on 1555 West 8th Avenue, Vancouver, B.C., V6J 1T5, Canada which it leases for $9,400 per month plus expenses. The Company moved to these premises in June 2000. The lease was renewed with the same terms during June 2005. During the year, Mr. Bowman, sold his interest in the building and the building was then leased from the new owners on an arms length basis

      On May 27th, 2002, the Company leased an office in Halifax on a five year fixed term starting July 1st, 2002 at $1,100 per month plus applicable taxes. The Halifax lease has a 90-day cancellation provision for the benefit of ADL only. The premises are leased on commercially agreed terms, from Torrington Bay Investments Limited, in which Tom Weckman, the President of ADL, has an interest. The Company believes the terms of this lease are as favorable as could have been obtained from unaffiliated third parties. The premises in Halifax are located at Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6 and contain 1,136 square feet of office space. During the year, Mr. Weckman, sold his interest in the building and the building was then leased from the new owners on an arms length basis.

      Subsequent to year end, the Company leased an office in North York ("Toronto") on a five year fixed term at $4,421 per month plus applicable taxes. The Toronto lease has a cancellation provision for the benefit of IBB only. The premises were leased on commercially agreed terms, from an arms length party. The premises in Toronto are located at 1 Valleybrook Way, North York, Ontario and contain 2,282 square feet of office space.

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

      At March 31, 2006 and 2005, the Company's accounts payable and accrued liabilities included the following foreign currency denominated amounts:

                                                       2006                 2005
                                                       ----                 ----
U.S.                                          $   2,499,095        $   2,846,208

Euro                                                389,482              377,647

GBP                                                   4,774                   --
                                              -------------        -------------
                                              $   2,893,351        $   3,223,855
                                              -------------        -------------

Interest Rate Sensitivity

      The Company's bank indebtedness bears floating interest rates. This exposes the Company to the risk of changing interest rates that may have a detrimental affect on its earnings in future periods. The Company has estimated that if interest rates were to increase by 1%, it would have paid an additional $94,800 in interest cost in fiscal year 2006. The Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time. The Company's interest earning investments are short term. Thus, any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial.

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

      The carrying value of the financial instruments approximates their fair value due to their short-term nature.

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

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

      The terms of the demand overdraft loan agreement facility requires the Company to maintain certain covenants which include Debt to Tangible Net Worth and Current Ratios. These covenants are amended from time to time by the bank.

      As at March 31, 2006, the terms require the Company to maintain Debt to Tangible Net Worth ratios not exceeding 3.0 to for its Jewelry Division and not exceeding 2.6 to 1 on a consolidated entity basis at the year end date. At March 31, 2006 the ratios for the Company's Jewelry Division and consolidated entity basis were 3.52 to 1 and 3.65 to 1, respectively. The Company was not in compliance of these ratios at year end.

      Subsequent to year end on April 12, 2006 the terms of the Debt to Tangible Net Worth ratios were amended as follows:

   o  For its Jewelry Division,  not exceeding 4.0 to 1 at any time,  amended to
      3.0 to 1 effective July 31, 2006 and amended to 2.5 to 1 effective March 31, 2007 and

   o on a consolidated entity basis, not exceeding 3.5 to 1 at any time, amended to 3.0 to 1 effective July 31, 2006 and amended to 2.5 to 1 effective March 31, 2007.

      At July 31, 2006 the ratios for the Company's Jewelry Division and consolidated entity basis were 2.94 to 1 and 3.0 to 1, respectively. The Company was in compliance of these ratios as at July 31, 2006.

      The terms of the demand overdraft loan agreement facility as at March 31, 2006 required the Company must maintain a consolidated entity Current Ratio not to be less than 1.1 to 1 at the year end date. As at March 31, 2006, the Company's current ratio of 1.19 to 1 was in compliance.

      Subsequent to year end on April 12, 2006, the terms of the Current ratio were amended. The new terms require the Company not to be less than 1.1 to 1 at any time, amended to 1.2 to 1 by July 31, 2006 and amended to 1.3 to 1 by March 31, 2007. As at July 31, 2006, the Company's Current ratio of 1.22 to 1 was in compliance.

      Also under this agreement, the Company is required to inject shareholder equity and/or debt subordinate to its bank indebtedness in the minimum amount of $1,500,000 prior to September 25, 2006 (extended from July 31, 2006). The Company is not in compliance with this covenant however the bank is currently reviewing the requirement for this covenant.

      The Company expects to see cash flow improvement but will continue to rely on its bank financing to maintain operations and to finance potential increases in revenues and expansion of customer programs. The Company expects cash flow to be provided by operations in fiscal 2008. However, it will continue to depend on bank financing at its current level to expand its business into new areas. For the year ended March 31, 2006, the combined overdraft loan amounted to $9,313,354. The facility was renewed on April 12, 2006 and subsequently amended on July 28, 2006.

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

      During the annual report period, we carried out an evaluation, under the supervision and with the participation of our senior management, including Chief Executive Officer, Jeremy Bowman, and Chief Financial Officer, Emily Tsen, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F filed with the SEC is recorded, processed, summarized and reported timely. Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures, are not effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings given the matters identified below.

      During the audit of the 2006 and 2005 financial statements the Company's management and auditors identified five material weaknesses in internal controls over financial reporting as follows:

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

   d. Financial Reporting

      In the area of financial reporting, enhanced segregation of duties procedures should be put in place. Employees who are responsible for providing and calculating estimates and evaluating disclosures do not have their work independently reviewed for accuracy or appropriateness.

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

      The material weaknesses above were identified by the auditors Grant Thornton during the March 31, 2005 year end audit and continued to exist during fiscal 2006. The identified weaknesses are a result of a reduction and change in staff in the accounting department of the company during the prior two years. There were only five people in the accounting department, which makes it difficult to assign duties using the segregation framework. The Company has committed to cross training and re-evaluation of its needs and ways to improve systems to put in place stronger controls to compensate for the limitation of the size of the accounting department. However, an outside independent resource has been retained since May 2005 to provide some level of oversight by reviewing and monitoring the significant transactional activities of the company and the audit committee chair meets regularly with the CFO of the company to review the financial results. These reviews provide some degree of compensating controls over the segregation of duties however; do not fully overcome the identified weaknesses that continue to exist at the end of the reporting period.

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

      On October 4, 2006, the Company employed an experience financial manager as its new Corporate Accountant to enhance its finance and accounting team. It is the Company's expectation with the addition of this level of staffing, these material weaknesses can be addressed and allow the Company to re-evaluate ways to improve upon its systems.

      The Company will continue to review the identified internal control weaknesses and consider implementing compensating controls in an effort to mitigate the potential identified risks and is also looking into the hiring of additional staff members to allow for the appropriate segregation of duties.

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

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

                                         2006          2005       Aggregate Fees

Audit fees                        $   112,736        77,373              190,109

Tax services and
Other services                          5,500            --                5,500
                                  ----------------------------------------------
                                  $   118,236        77,373              195,609
                                  ==============================================

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEES

      The information called for by this Item 16D is not applicable to the Company.

ITEM  16E.  PURCHASES  OF  EQUITY  SECURITIES  BY  THE  ISSUER  AND  AFFLILIATED
PURCHASERS

      There have been no purchases of equity securities by the Company or affiliated purchasers.

ITEM 17. FINANCIAL STATEMENTS

      The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. Reconciliation to U.S. GAAP is included therein under note 14 to the financial statements.

      The report of independent registered public accountants, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below. The report of independent registered public accounting firm is included herein immediately preceding the respective financial statements, notes, schedules, etc.

                                                 Allura International Inc.
                                                 Consolidated
                                                 Financial Statements
                                                 (expressed in Canadian dollars)
                                                 March 31, 2006, 2005 and 2004

Contents

                                                                               Page
                                                                               ----
Report of Independent Registered Chartered Accounting Firm                        1

Consolidated Balance Sheets                                                       2

Consolidated Statements of Operations                                             3

Consolidated Statements of Cash Flows                                             4

Consolidated Statements of Shareholders' Equity                                   5

Notes to the Consolidated Financial Statements                                 6-20

Consolidated Schedules of Administrative and Selling and Delivery Expenses       21

Grant Thornton LLP
Chartered Accountants
Management Consultants

                              Grant Thornton [LOGO]

Report of Independent Registered Chartered Accounting Firm
To the shareholders of
Allura International Inc.

We have audited the accompanying consolidated balance sheets of Allura International Inc. as of March 31, 2006, and 2005 and the consolidated statements of operations, cash flows, and shareholders' equity for the years ended March 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allura International Ltd. as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the three years ended March 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in
Note 14 to the consolidated financial statements.


Vancouver, Canada                                /s/ Grant Thornton LLP
August 25, 2006                                  Chartered Accountants

Grant Thornton Place
Suite 1600
333 Seymour Street
Vancouver, BC V6B 0A4
T (604) 687-2711
F (604) 685-6569
E  Vancouver@GrantThornton.ca
W  www.GrantThornton.ca

Canadian Member of Grant Thornton International

Allura International Inc.
Consolidated Balance Sheets
(expressed in Canadian dollars)
March 31                                                   2006             2005
================================================================================

Assets
Current
   Cash                                             $    34,810      $    37,990
   Receivables, net (Note 3)                          3,710,935        3,413,824
   Inventories                                       12,087,351       13,043,939
   Income taxes recoverable                             121,872               --
   Prepaids                                             122,022          130,269
                                                    -----------      -----------

Total current assets                                 16,076,990       16,626,022

Property and equipment, net (Note 4)                    172,592          171,378
Goodwill                                                 26,970           26,970
                                                    -----------      -----------

Total assets                                        $16,276,552      $16,824,370
                                                    ===========      ===========

================================================================================

Liabilities
Current
   Bank indebtedness (Note 5)                       $ 9,313,354      $ 8,911,408
   Accounts payable and accruals (Note 6)             4,197,618        4,674,618
   Income taxes payable                                      --           39,704
   Obligation under put option (Note 8)                  52,600           64,000
                                                    -----------      -----------

Total current liabilities                            13,563,572       13,689,730
                                                    -----------      -----------

Shareholders' Equity

Capital stock (Note 8)                                2,545,765        2,545,765
Retained earnings                                       167,215          588,875
                                                    -----------      -----------

Total shareholders' equity                            2,712,980        3,134,640
                                                    -----------      -----------

Total liabilities and shareholders' equity          $16,276,552      $16,824,370
                                                    ===========      ===========

================================================================================
Commitments (Note 9)
Subsequent events (Note 15)

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Consolidated Statements of Operations
(expressed in Canadian dollars)

Years Ended March 31                              2006                              2005                           2004
================================================================================================================================
Net sales                           $ 17,719,672       100.00%       $ 18,252,286          100%       $ 16,114,338        100.0%

Cost of goods sold                    13,652,307         77.0          13,154,241         72.1          12,156,794         75.4
                                    ------------       ------        ------------       ------        ------------       ------

Gross profit                           4,067,365         23.0           5,098,045         27.9           3,957,544         24.6
                                    ------------       ------        ------------       ------        ------------       ------

Expenses
   Administrative (Appendix 1)         2,950,967         16.7           3,248,196         17.8           2,537,947         15.8
   Depreciation and
     Amortization                         46,680          0.3              64,874          0.3              68,778          0.4
   Selling and delivery
     (Appendix 1)                        821,259          4.6             785,176          4.3             460,125          2.9
                                    ------------       ------        ------------       ------        ------------       ------

                                       3,818,906         21.6           4,098,246         22.4           3,066,850         19.1
                                    ------------       ------        ------------       ------        ------------       ------

Earnings before other income
(expenses)                               248,459          1.4             999,799          5.5             890,694          5.5
                                    ------------       ------        ------------       ------        ------------       ------

Other income (expenses)
   Interest, bank charges,
     and guarantee fee
     Note 11(b))                        (752,518)        (4.3)           (562,999)        (3.1)           (497,534)        (3.1)
   Other income                               38           --               3,229           --               1,507           --
   Change in put option
     obligation (Note 8)                  11,400           .1              (8,400)          --              (6,100)          --
                                    ------------       ------        ------------       ------        ------------       ------

                                        (741,080)        (4.2)           (568,170)        (3.1)           (502,127)        (3.1)
                                    ------------       ------        ------------       ------        ------------       ------

(Loss) earnings before
   income taxes                         (492,621)        (2.8)            431,629          2.4             388,567          2.4

Provision for Income taxes
   (recovery) (Note 7)                  (102,862)        (0.6)            108,921          0.6              60,886          0.4
                                    ------------       ------        ------------       ------        ------------       ------

Net (loss) earnings                 $   (389,759)        (2.2)%      $    322,708          1.8%       $    327,681          2.0%
                                    ============       ======        ============       ======        ============       ======

(Loss) earnings per share
   (basic and diluted)              $      (0.02)                    $       0.02                     $       0.02
                                    ============                     ============                     ============

Weighted average common
shares outstanding (basic and
diluted)                              15,240,302                       15,240,302                       15,240,302

================================================================================================================================

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

Years Ended March 31                                          2006              2005              2004
======================================================================================================
Cash and cash equivalents derived from (applied to)

   Operating
     Net (loss) earnings                               $  (389,759)      $   322,708       $   327,681
     Depreciation and amortization                          46,680            64,874            68,778
     Change in put option obligation                       (11,400)            8,400             6,100
     Change in non-cash operating working capital
       (Note 10)                                            29,149        (2,926,758)         (320,134)
                                                       -----------       -----------       -----------
                                                          (325,330)       (2,530,776)           82,425
                                                       -----------       -----------       -----------
   Financing
     Bank indebtedness                                     401,946         2,529,164          (160,106)
     Dividend Paid                                         (31,901)               --                --
                                                       -----------       -----------       -----------
                                                           370,045         2,529,164          (160,106)
                                                       -----------       -----------       -----------
   Investing
     Purchase of equipment                                 (47,895)          (33,353)          (15,515)
                                                       -----------       -----------       -----------

Net decrease in cash                                        (3,180)          (34,965)          (93,196)

Cash

     Beginning of year                                      37,990            72,955           166,151
                                                       -----------       -----------       -----------

     End of year                                       $    34,810       $    37,990       $    72,955
                                                       -----------       -----------       -----------

------------------------------------------------------------------------------------------------------

Supplementary cash flow information
   Interest paid                                       $   723,959       $   560,558       $   462,705
   Income taxes paid during the year                   $    60,000       $   120,296       $   288,980

======================================================================================================

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Consolidated Statements of Shareholders' Equity
(expressed in Canadian dollars)
Years Ended March 31, 2006, 2005 and 2004
================================================================================

                                                     Shares Issued
                                             ----------------------------
                                                                                 (Deficit)
                                              Number of                          Retained
                                                Shares           Amount          Earnings           Total
Balance March 31, 2003                        15,240,302      $ 2,545,765      $   (61,514)      $ 2,484,251

Net earnings, year ended March 31, 2004               --               --          327,681           327,681
                                             -----------      -----------      -----------       -----------

Balance March 31, 2004                        15,240,302        2,545,765          266,167         2,811,932

Net earnings, year ended March 31, 2005               --               --          322,708           322,708
                                             -----------      -----------      -----------       -----------

Balance March 31, 2005                        15,240,302        2,545,765          588,875         3,134,640

Dividend Paid                                         --               --          (31,901)          (31,901)

Net loss, year ended March 31, 2006                   --               --         (389,759)         (389,759)
                                             -----------      -----------      -----------       -----------

Balance March 31, 2006                        15,240,302      $ 2,545,765      $   167,215       $ 2,712,980
                                             ===========      ===========      ===========       ===========

================================================================================

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2006, 2005 and 2004
================================================================================

1. Nature of operations

The Company operates in one reportable business segment and is in the business of wholesaling gold and diamond jewellery in Canada. Its customer base comprises national chains and independent retailers.

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

With effect March 31, 2006, Bygo Inc. was wound up into Allura Diamonds Limited and Bygo's nominal business activities and assets were transferred to Allura Diamonds Limited.

The accounting principles used conform in all material respects to principles generally accepted in the United States of America as disclosed in Note 14.

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

(c) Foreign currency

The Company considers the Canadian dollar its functional currency. Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates. Sales, purchases, receipts and payments are translated throughout the year at exchange rates prevailing at the date of the transaction. Exchange gains and losses are included in earnings for the year as part of cost of sales and amounted to a gain (loss) of $108,199 (2005: $297,583, 2004: ($380,273)).

(d) Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers cash on hand and balances with banks and highly liquid temporary money market instruments with original maturities of three months or less as cash or cash equivalents. Bank borrowings are considered to be financing activities.

(e) Inventories

Inventories are comprised of loose gemstones and finished products and are valued at the lower of cost and net realizable value. Cost is calculated using the average cost method. Cost consists of the invoiced price plus applicable duty, excise tax, and freight charges. Net realizable value is based upon estimated selling price less

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2006, 2005 and 2004
================================================================================

2. Summary of significant accounting policies (Continued)

(e) Inventories (continued)

further costs to completion and disposal. 2006 inventories include goods held on consignment by the customers under consignment agreements totaling $2,596,676 (2005: $2,605,200 (2004: $1,603,000).

The Company's provision for obsolescence reserve for inventory has been included in cost of goods sold and the current balance is as follows:

                                       2006              2005              2004

Opening Balance                 $   213,000       $   124,000       $    72,000

Add                                 222,000            92,000           100,000

Deduct                              (34,000)           (3,000)          (48,000)
                                -----------------------------------------------
Closing Balance                 $   401,000       $   213,000       $   124,000
                                ===============================================

(f) Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization.

The Company depreciates its property and equipment over their useful lives. All property and equipment other than leasehold improvements are depreciated on a 20% declining balance basis. Leasehold improvements are amortized over the term of the lease.

(g) Trademarks

The  Company's   trademarks   have  been  recorded  at  cost  less   accumulated
amortization. Amortization is recorded on a straight-line basis over a five year period.

(h) Goodwill

Goodwill arises from the 1999 acquisition of the 50% of Allura Diamonds Limited that the Company did not previously own and consists of the excess of the purchase price over the estimated fair value of the net tangible assets acquired. Effective April 1, 2002, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the valuation of goodwill. Under the recommendations, goodwill is no longer amortized, but is tested for impairment at least on an annual basis. For the years ended March 31, 2006, 2005 and 2004, application of the recommendations resulted in net earnings that were $Nil, $Nil, and $13,462 higher, respectively, if goodwill were amortized as it was prior to April 1, 2002. This change would not affect per share amounts.

Had the Company continued to amortize goodwill as it did prior to April 1, 2002, the Company's adjusted net earnings and adjusted net earnings per share (basic and diluted) would be as follows:

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2006, 2005 and 2004
================================================================================

2. Summary of significant accounting policies (Continued)

(h) Goodwill (continued)

                                                 2006             2005              2004
Net (loss) earnings as presented            $  (389,759)      $   322,708      $   327,681
Reduced amortization under new
    Accounting standard                              --                --           13,462
                                            -----------       -----------      -----------

Adjusted net (loss) earnings                $  (389,759)      $   322,708      $   341,143
Adjusted net (loss) earnings per share
   basic and diluted                        $     (0.02)      $      0.02      $      0.02

(i) Revenue recognition

The Company recognizes revenue when goods have been shipped, title to the goods are passed to the customer, and collection is reasonably assured.

Sales of inventory held on consignment by customers are recognized when the consignment inventory is sold by these customers to third parties or purchased by these customers.

The Company's Bygo subsidiary earns e-commerce fee revenue for services provided and also earns commission revenue based on e-commerce transactions facilitated. Fee revenue is recorded when the services have been provided. Commission revenue is recorded on a net basis upon completion of the underlying transaction.

(j) Allowance for doubtful accounts

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

(k) Salary and wages

The Company includes its costs of purchasing and receiving in salary and wages. The costs are approximately $48,000 (2005: $48,000, 2004: $ 52,000).

(l) Warehouse Costs

The Company includes its warehousing costs in rent. The costs are approximately $16,000 (2005: $16,000, 2004: $16,000).

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2006, 2005 and 2004
================================================================================

2. Summary of significant accounting policies (Continued)

(m) Shipping and handling costs

Shipping and handling costs incurred related to products sold are reported as a component of selling and delivery costs.

(n) Stock based compensation

The Company has a stock option plan as disclosed in Note 8. The Company follows the Canadian Institute of Chartered Accountants Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" to account for grants under this plan. As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation granted to employees and non-employees and all direct awards of stock.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected fair value of the Company's common shares and an expected life of the options.

(o) Income taxes

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

(p) Advertising Cost

The Company expenses all advertising cost as incurred. The costs are $61,304 (2005: $52,893, 2004: $30,892).

(q) Earnings per share

The Company uses the treasury stock method to calculate diluted earnings per share. Under this method, all options with an average exercise price less than or equal to the average share price for the year are assumed to be exercised at the average share price during the period.

The effect of the  exercise  of the 260,000  (2005:  352,500,  2004:  2,357,500)
potentially dilutive options was not dilutive.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2006, 2005 and 2004
================================================================================

2. Summary of significant accounting policies (Continued)

(r) Put option

The Company accounts for put options issued in connection with certain common shares (Note 8) in accordance with EIC-149, "Accounting for Retractable or Mandatorily Redeemable Shares". Under EIC-148, the fair value of the Company's obligation under this put option is presented as a current liability. Any change in the fair value of the put obligation is accounted for in the results of operations.

(s) Capital stock issued for consideration other than cash

Capital stock issued for consideration other than cash is recorded at an estimate of the fair value of the stock issued or issuable or at an estimate of the fair value of the goods or services received (whichever is more readily ascertainable).

================================================================================

3. Receivables                                      2006                2005
                                                    ----                ----

Receivables                                     $ 3,977,980         $ 3,687,844
Allowance for doubtful accounts                    (267,045)           (274,020)
                                                -----------         -----------

                                                $ 3,710,935         $ 3,413,824
                                                ===========         ===========

================================================================================

4.  Property and equipment                                                  2006
                                                                            ----
                                                      Accumulated
                                                 Depreciation and            Net
                                          Cost       Amortization     Book Value
                                          ----       ------------     ----------
Computer equipment and Software    $   458,729        $   331,634    $   127,095
Furniture and equipment                186,277            149,286         36,991
Leasehold improvements                 144,315            135,809          8,506
                                   -----------        -----------    -----------

                                   $   789,321        $   616,729    $   172,592
                                   ===========        ===========    ===========

                                                                            2005
                                                                            ----
                                                      Accumulated
                                                 Depreciation and            Net
                                          Cost       Amortization     Book Value
                                          ----       ------------     ----------

Computer equipment and Software    $   410,827        $   305,517    $   105,310
Furniture and equipment                186,277            140,370         45,907
Leasehold improvements                 144,313            125,336         18,977
Trademark                               11,840             10,656          1,184
                                   -----------        -----------    -----------

                                   $   753,257        $   581,879    $   171,378
                                   ===========        ===========    ===========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2006, 2005 and 2004
================================================================================

5. Bank indebtedness

Bank indebtedness is comprised of demand overdraft loan facilities totaling $6,500,000 (2005: $6,500,000) with an additional $3,000,000 one time bulge in effect June 30, 2005 to March 31, 2006, reducing to $2,500,000 from April 1, 2006 to July 31, 2006 (the "OneTime Bulge"). The Company also has available an annual $1,100,000 (2005: $1,100,000) bulge from July 1 to February 28 each year (the "Seasonal Bulge").

The Company also had available an additional $900,000 one time bulge from July 15, 2004 to June 30, 2005 (the "Additional Bulge"), plus a secondary additional $1,600,000 one time bulge from March 1, 2005 to June 30, 2005 (the "Secondary Additional Bulge")).

Subsequent to year end, the demand overdraft loan facilities totaling $6,500,000 were retroactively renewed except the loan available increased to $11,000,000 from April 1, 2006 to March 31, 2007 with the OneTime Bulge limit decrease from $2,500,000 to $1,400,000 available from April 1, 2006 to March 31, 2007 and with an annual Seasonal Bulge of $1,100,000 in from July 1 to December 31 each year.

The facility details are summarized in the table below:

                        Demand           Annual                         Secondary
                     Overdraft         Seasonal      Additional        Additional          OneTime            Total
                 Loan Facility            Bulge           Bulge             Bulge            Bulge       Facilities
                 -------------            -----           -----             -----            -----       ----------
Balance,
March 31, 2004      $6,500,000      $        --       $      --       $        --       $       --      $ 6,500,000
Increase on
July 1, 2004                --        1,100,000         900,000                --               --        2,000,000

Decrease on
March 1, 2005               --       (1,100,000)             --                --               --       (1,100,000)

Increase on
March 1, 2005               --               --              --         1,600,000               --        1,600,000
                    ----------      -----------       ---------       -----------       ----------      -----------

Balance,
March 31, 2005       6,500,000               --         900,000         1,600,000               --        9,000,000

Decrease on
June 30, 2005               --               --        (900,000)               --               --         (900,000)
Increase
July 1, 2005                          1,100,000              --                --               --        1,100,000

Increase on
June 30, 2005               --               --              --                --        3,000,000        3,000,000

Decrease on
June 30, 2005               --               --              --        (1,600,000)              --       (1,600,000)

Decrease
March 1, 2006               --       (1,100,000)             --                --               --       (1,100,000)
                    ----------      -----------       ---------       -----------       ----------      -----------

Balance,
March 31,2006       $6,500,000      $        --       $      --       $        --       $3,000,000      $ 9,500,000
                    ==========      ===========       =========       ===========       ==========      ===========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2006, 2005 and 2004
================================================================================

5. Bank indebtedness (Continued)

These  loans bear  interest  at prime plus 1/8% on the first  $1,000,000  (2005:
$1,000,000) and prime plus 1% on the balance. The prime interest rate on these loans at year-end was 5.5% (2005: 4.25%). The loans are collateralized by a general security agreement creating a first floating charge over all assets, a general assignment of book debts, an assignment of inventory under Section 427 of the Bank Act, a guarantee from a shareholder of the Company's parent company for $4,000,000 supported by a standby letter of credit for $1,000,000 (2005:
$1,000,000), guarantees by certain other shareholders of the Company's parent company to a maximum of $800,000, supported by an assignment of certain of these shareholders' residential real estate to a maximum of $800,000.

Under the terms of the demand overdraft loan agreement facility, the Company must maintain a Debt to Tangible Net Worth ratio not exceeding 3.0 to 1 for its Jewellery Division and not exceeding 2.6 to 1 on the consolidated entity basis as defined by the bank at each year-end when the loan is outstanding. As at March 31, 2006, the Debt to Tangible Net Ratios were 3.52 to 1 and 3.65 to 1 (2005: 3.25 to 1 and 3.28 to 1) respectively. Also under this agreement, the Company is also required to inject shareholder equity and/or debt subordinate to its bank indebtedness in the minimum amount of $1,500,000 prior to September 25, 2006 (extended from July 31, 2006). Unless and until the Company complies with the foregoing covenants, it is in default of the terms of this loan agreement.

It is management's intention to renegotiate certain terms of the banking agreement and/or implement other measures to bring the Company into compliance with its obligations under its banking agreement. There can be no assurance however, that management will be able to be able to bring the Company into compliance with the defaulted covenants.

================================================================================

6.  Accounts payable and accruals                      2006             2005
                                                       ----             ----

Accounts payable                                    $3,149,609      $3,835,674
Accruals                                             1,048,009         838,944
                                                    ----------      ----------
                                                    $4,197,618      $4,674,618
                                                    ==========      ==========

================================================================================

7. Income taxes

(a) The provision for income taxes differs from the amount that would have been expected by applying Canadian corporate income tax to the (loss) earnings before taxes. The principal reasons for this difference are as follows:

                                                    2006             2005             2004
                                                    ----             ----             ----
(Loss) earnings before income taxes              $(492,621)       $ 431,629        $ 388,567

Statutory income tax rate                               34%              38%              38%
Anticipated income tax (recovery) provision       (167,491)         164,019          147,655
Tax provision effect arising from:
Small business deduction                            48,954          (52,466)         (46,000)
Tax losses utilized                                (37,252)         (17,015)         (21,607)
Tax recovery from loss carried back                 67,682               --               --
Non-deductible expenses and other                   (9,755)          11,936          (28,468)
Change in valuation allowance                       (5,000)           2,447            9,306
                                                 ---------        ---------        ---------
                                                 $(102,862)       $ 108,921        $  60,886
                                                 =========        =========        =========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2006, 2005 and 2004
================================================================================

7. Income taxes (Continued)

(b) Future income tax assets consist of the following:

                                                       2006           2005
                                                       ----           ----

      Capital assets                                $  24,800       $  58,500
      Non-capital loss carry forward                  478,800         448,500
      Other items                                       9,400          11,000
      Valuation adjustment                           (513,000)       (518,000)
                                                    ---------       ---------
                                                    $     Nil       $     Nil
                                                    =========       =========

(c) The operating losses expire as follows:

                                                        2006           2005
                                                        ----           ----

      2008                                          $  550,000      $  550,000
      2009                                             429,000         544,000
      2010                                             102,000         102,000
      2014                                              31,000          31,000
      2015                                              32,000          32,000
      2026                                             264,000              --
                                                    ----------      ----------

                                                    $1,408,000      $1,259,000
                                                    ==========      ==========

================================================================================

8. Capital stock

Authorized:

   Unlimited number of common shares without par value

Issued:                                                 2006            2005
                                                        ----            ----

   15,240,302 (2005: 15,240,302) common shares       $2,545,765      $2,545,765
                                                     ==========      ==========

On September 30, 2005, the Company's shareholders approved a reverse stock split of the Company's 15,240,302 outstanding common shares, on the basis of 3 (old) for each 1 (new) common share. The new common shares have not yet been issued to effect the reverse stock split..

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2006, 2005 and 2004
================================================================================

8. Capital stock (Continued)

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

                                                 Number of Shares
                                 ------------------------------------------------         Weighted
                                                                                           Average
                                      Unvested /   Vested / Non-                          Exercise
                                  Discretionary    Discretioary             Total            Price
                                                   ------------
Balance, March 31, 2004                 281,000        2,076,500        2,357,500            $0.74

Year ended March 31, 2005
    Expired                            (246,000)      (1,759,000)      (2,005,000)           $0.60
                                     ----------       ----------       ----------

Balance, March 31, 2005                  35,000          317,500          352,500            $1.56

Year ended March 31, 2006
    Expired                             (35,000)         (57,500)         (92,500)           $1.50
                                     ----------       ----------       ----------

Balance, March 31, 2006                      --          260,000          260,000            $1.58
                                     ==========       ==========       ==========

The weighted average fair value of the options granted during the year was $NIL (2005: $NIL; 2004: $NIL).

The following table summarizes information concerning options outstanding at March 31, 2006:

                                        Total Outstanding and Exercisable
                                     --------------------------------------
                                                                   Weighted
                                                                    Average
                                               Number of          Remaining
          Exercise Price                          Shares       Life (Years)
                                                  ------       ------------

              $1.58                              260,000               1.02
                                     ======================================

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2006, 2005 and 2004
================================================================================

8. Capital stock (Continued)

Call and put options

During 2001, the Company issued 340,136 units consisting of one common share, one common share call option and one common share put option. All call options expired unexercised.

The put options were exercisable on July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The put options entitle the holders to put the shares to the Company for the lesser of their fair value (estimated at $52,600 at March 31, 2006 (2005: $64,000; 2004: $55,600)) and the
original proceeds received under the unit offering ($500,000).

The Company has presented its obligation under this put as a current liability.

================================================================================

9. Commitments

The Company has entered into two operating lease agreements for office premises which expire in the 2011 fiscal year. The future minimum lease payments under these lease agreements for the next five years are:

   2007                                                      $   165,445
   2008                                                          168,808
   2009                                                          165,508
   2010                                                          165,508
   2011                                                           90,536

The operating lease agreement for one office premise is with a partnership in which the president of Allura Diamonds Limited has an interest. The terms of the lease are at amounts considered by management to be at fair value (Note 11).

================================================================================

10.  Change in non-cash operating working capital                2006            2005           2004
                                                                 ----            ----           ----
Receivables                                                  $  (297,111)    $    95,543     $ 353,283
Income taxes                                                    (161,576)         99,694      (193,858)
Inventories                                                      956,588      (5,436,573)      289,184
Prepaids                                                           8,247         (69,852)       17,025
Accounts payable and accruals                                   (476,999)      2,384,430      (785,768)
                                                             -----------     -----------     ---------

                                                             $    29,149     $(2,926,758)    $(320,134)
                                                             ===========     ===========     =========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2006, 2005 and 2004
================================================================================

11. Related party transactions

Related party transactions during the year and balances at year end are summarized as follows:

                                                                     2006              2005            2004
                                                                     ----              ----            ----
(a) International Bullion and Metal Brokers (London) Limited
     Transactions
        Inventory purchases                                       $        --      $        --      $     7,759
        Interest and guarantee fee                                $   115,869      $   113,896      $    89,207
     Balances
        Accounts payable and accruals                             $    66,914      $    26,960      $    27,046

(b) Other
     Rent paid to two related partnerships (Note 9)               $   100,413      $   126,084      $   126,084
     Guarantee fee paid to two significant shareholders           $    64,000      $    64,000      $        --

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The parties believe the amount of consideration is established at fair value.

International Bullion and Metal Brokers (London) Limited is a Company controlled by International Bullion and Metal Brokers Ltd., a shareholder in the Company.

================================================================================

12. Financial instruments and risk management

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

The Company's accounts payable and accrued liabilities included the following foreign currency denominated amounts:

                                                    2006            2005
                                                    ----            ----

  U.S. dollar                                   $ 2,499,095      $ 2,846,208
  Euro                                              389,482          377,647
  GBP                                                 4,774               --
                                                -----------      -----------
                                                $ 2,893,351      $ 3,223,855
                                                ===========      ===========

The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2006, 2005 and 2004
================================================================================

12. Financial instruments and risk management (Continued)

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

At March 31, 2006, 49%, (2005: 66%) of the Company's accounts receivable was owed by 3 customers (2005: 3) as per the table below.

                            2006         Percent          2005          Percent
                            ----         -------          ----          -------

Company A              $    836,499          24%      $  1,380,717          40%
Company C                   460,477          13%           531,248          16%
Company D                   428,815          12%                --          --
Company E                        --          --            351,714          10%
                       ------------       -----       ------------       -----
                       $  1,725,791          49%      $  2,263,679          66%
                       ============       =====       ============       =====

Fair value

The Company has various financial instruments including cash, receivables, bank indebtedness, accounts payable, accruals, and income taxes payable/recoverable.

The carrying value of all financial instruments approximates their fair value due to their short-term nature.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2006, 2005 and 2004
================================================================================

13. Significant customers

Four major  customers  account for 44% of total sales in 2006 (2005:  53%, 2004:
54%) as follows:

                         2006         Percent           2005         Percent          2004          Percent
Company A           $  5,950,900          22%      $  4,955,465          26%      $  3,403,950          21%
Company B                     --          --          1,980,880          10%         2,546,936          16%
Company C              1,860,649           7%         1,792,747           9%         1,746,882          11%
Company D              2,367,078           9%         1,518,852           8%                --          --
Company E              1,546,761           6%                --          --          1,000,722           6%
                    ------------------------       ------------------------       ------------------------
                    $ 11,725,388          44%      $ 10,247,944          53%      $  8,698,490          54%
                    ========================       ========================       ========================

================================================================================

14.  Differences   between  Canadian  and  U.S.  generally  accepted  accounting principles and practices

Recent accounting pronouncements

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ from those principles and practices that the would have followed had its financial statements been prepared in accordance with accounting principles and practices generally required in the U.S. ("U.S. GAAP"). Notwithstanding these differences, the Company's financial statements presented under Canadian GAAP are not different than they would be if presented under US GAAP.

Canadian GAAP

Recent accounting pronouncements affecting the Company's financial reporting under Canadian GAAP are summarized below:

(i) Financial Instruments. In January 2005, the CICA issued Handbook Section 3855, "Financial Instruments - Recognition and Measurement." It prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. It also specifies how financial instrument gains and losses are to be presented. It applies to interim and annual financial statements for fiscal periods beginning after October 1, 2006 and will be adopted by the Company on or before April 1, 2007. Transitional provisions are complex and vary based on the type of financial instruments under consideration. The effect on the Company's consolidated financial statements is not expected to be material.

(ii) Comprehensive Income. CICA Handbook Section 1530, "Comprehensive Income," was issued in January 2005 to introduce new standards for reporting and presenting comprehensive income. Comprehensive income is the change in equity (net assets) of a company during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except for changes resulting from investments by owners and distributions to owners. It applies to interim and annual financial statements for fiscal periods beginning after October 1, 2006 and will be adopted by the Company on or before April 1, 2007. Financial statements for prior periods will be required to be restated for certain comprehensive income items. The effect on the Company's consolidated financial statements is not expected to be material.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2006, 2005 and 2004
================================================================================

14. Differences between Canadian and U.S. generally accepted accounting principles and practices (Continued)

Canadian GAAP

iii) Equity. In January 2005, the CICA issued Handbook Section 3251, "Equity," which replaces Section 3250, "Surplus." It establishes standards for the presentation of equity and changes in equity during reporting periods beginning after October 1, 2006. Financial statements of prior periods are required to be restated for certain specified adjustments. For other adjustments, the adjusted amount must be presented in the opening balance of accumulated other comprehensive income. The Company plans to adopt this Section on April 1, 2007. The effect on the Company's consolidated financial statements is not expected to be material.

iv) Hedges. CICA Handbook Section 3865, "Hedges," was issued in January 2005 to clarify requirements for determining hedging relationships and applying hedge accounting. The Company plans to adopt this Section on April 1, 2007 and does not expect the adoption to have a material effect on its consolidated financial statements.

(v) Non-monetary Transactions. In June 2005, the CICA issued Handbook Section 3831 "Non-monetary Transactions" ("Section 3831"). This section supersedes CICA Handbook Section 3830 "Non-monetary Transactions" ("Section 3830"), establishes standards for the measurement and disclosure of non-monetary transactions and defines when an exchange of assets is measured at fair value and when an exchange of assets is measured at carrying amount. Section 3831 applies to all non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. The Company does not anticipate that the application of Section 3831 will have an impact on the financial statements of the Company.

U.S. GAAP.

Recent accounting pronouncements affecting the Company's financial reporting under U.S. GAAP are summarized below.

(i) SFAS No. 123R. SFAS No. 123R, "Share Based Payment," was issued in December 2004 to require recognition of compensation expense for the fair value of stock options and other equity-based compensation at the date of grant. It will also require additional disclosure of stock-based compensation. In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107, "Share-Based Payment," clarifying the interaction between SFAS No. 123R and certain SEC reporting requirements. The Company adopted these requirements on April 1, 2003 in accordance with CICA Handbook Section 3870.

(ii) SFAS No. 153. SFAS No. 153, "Exchanges of Non-monetary Assets," was issued in December 2004 to amend APB Opinion No. 29, "Accounting for Non-monetary Transactions," by eliminating the exception to fair value accounting for non-monetary exchanges of similar productive assets and replacing it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if future cash flows are expected to change significantly as a result of the exchange. SFAS No. 153 applies to periods beginning after June 15, 2005 and is not expected to have a material effect on the Company's consolidated financial statements.

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2006, 2005 and 2004
================================================================================

14. Differences between Canadian and U.S. generally accepted accounting principles and practices (Continued)

(iii) FIN No. 47. The Company follows SFAS No. 143, "Accounting for Asset Retirement Obligations," which is the equivalent of CICA Handbook Section 3110. In March 2005, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 47, "Accounting for Conditional Asset Retirement Obligations," to clarify when sufficient information would be available to reasonably estimate the timing and cost of performing a conditional asset retirement obligation. FIN No. 47 applies to fiscal years ending after December 15, 2005 and has not had a material effect on the Company's consolidated financial statements.

(iv) SFAS No. 154. SFAS No. 154, "Accounting Changes and Error Corrections," was issued in June 2005 to replace SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and APB Opinion No. 20, "Accounting Changes." SFAS No. 154 generally requires retrospective application for voluntary changes in accounting principles as well as changes required by accounting pronouncements. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 on April 1, 2005 and it has not had a material effect on the Company's consolidated financial statements.

(v) EITF No. 04-10. In June 2005, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 04-10, "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds." The consensus is effective for fiscal years ending after September 15, 2005 and has not had a material effect on the Company's presentation of the reportable operating segments.

================================================================================

15. Subsequent Events

Subsequent to year end the Company entered into an agreement to acquire business solution software. The cost of the investment is estimated at $150,000.

Subsequent to year end the Company entered into an operating lease agreement for premises for a new office location. The lease expires in the 2012 fiscal year.

Allura International Inc.
Consolidated Schedules of Administrative and Selling and
Delivery Expenses
Appendix 1
(expressed in Canadian dollars)
Years Ended March 31                            2006          2005          2004
================================================================================

Administrative
   Alarm and security                     $    7,043    $    5,484    $    5,408
   Automobile                                  4,649         6,165         3,486
   Bad debts                                 127,180       140,692        95,153
   Consulting                                     --        29,134       111,935
   Insurance                                 258,105       311,145       183,640
   Legal and accounting                      157,618       122,203       143,871
   Office and miscellaneous                  329,783       301,915       133,572
   Rent (Note 11(b))                         177,395       183,145       175,780
   Salaries and wages                      1,804,959     2,026,538     1,618,089
   Telephone                                  39,890        38,082        29,452
   Travel, meals and entertainment            44,345        83,693        37,561
                                          ----------    ----------    ----------

                                          $2,950,967    $3,248,196    $2,537,947
                                          ==========    ==========    ==========

Selling and delivery
   Advertising                            $   61,304    $   52,893    $   30,892
   Freight and shipping                      315,966       254,267       169,806
   Sales commission                          244,025       185,374       163,656
   Selling                                   199,964       292,642        95,771
                                          ----------    ----------    ----------

                                          $  821,259    $  785,176    $  460,125
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

                                               Allura International, Inc.

DATED at Vancouver, British Columbia, Canada, as of October 13, 2006.


/s/ "Jeremy Bowman"
------------------------------
Jeremy Bowman, President, CEO and Director

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