Form 20-F/A
period 2005-03-31
ALLURA INTERNATIONAL INC
filed 2007-08-10
CIK 1082741

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A

[ ]   REGISTRATION  STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

                                       OR

[X]   ANNUAL REPORT  PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE
ACT OF 1934: For the Fiscal Year Ended March 31, 2005

                                       OR

[ ]   TRANSITION  REPORT  PURSUANT  TO  SECTION  13 OR 15(d)  OF THE  SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED): For the transition period from______ to ______.

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

                                                                                                Page
                                                                                                ----

                                                PART I
Item 1.     Identity of Directors, Senior Management and Advisers............................     3
Item 2.     Offer Statistics and Expected Timetable..........................................     3
Item 3.     Key Information..................................................................     3
Item 4.     Information on the Company.......................................................    10
Item 5.     Operating and Financial Review and Prospects.....................................    20
Item 6.     Directors, Senior Management and Employees.......................................    27
Item 7.     Major Shareholders and Related Party Transactions................................    30
Item 8.     Financial Information............................................................    33
Item 9.     The Offer and Listing............................................................    33
Item 10.    Additional Information...........................................................    34
Item 11.    Quantitative and Qualitative Disclosures about Market Risk.......................    39
Item 12.    Description of Securities other than Equity Securities...........................    40

                                               PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies..................................    40
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.....    40
Item 15.    Controls and Procedures..........................................................    40
Item 16A.   Audit Committee Financial Expert.................................................    42
Item 16B.   Code of Ethics...................................................................    42
Item 16C.   Principal Accountants Fees and Services..........................................    43
Item 16D.   Exemption from the Listing Standards for Audit Committees........................    43
Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers...........    43
Item 17.    Financial Statements.............................................................    43
Item 18.    Financial Statements.............................................................    67
Item 19.    Exhibits.........................................................................    67
            Signatures.......................................................................    68
            Index to Exhibits Filed..........................................................    69

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

      The following tables set forth information in Canadian dollars.

                                      2005          2004          2003           2002           2001
-----------------------------------------------------------------------------------------------------
Net Sales                      $18,252,286   $16,114,338   $17,031,485    $14,652,109    $15,411,132
Gross profit                   $ 5,098,045   $ 3,957,544   $ 4,023,904    $ 3,005,569    $ 3,675,880
Net Income (Loss)              $   322,708   $   327,681   $   398,084    $(1,037,146)   $  (583,992)
Earnings (Loss) Per Common
   Share (a)                   $      0.02   $      0.02   $      0.03   ($      0.07)  ($      0.04)
Outstanding shares (a)          15,240,302    15,240,302    15,240,302     15,355,055     15,355,055
Total Assets                   $16,824,370   $11,539,964   $12,285,925    $13,624,443    $12,644,535
Working Capital                $ 2,936,292   $ 2,582,063   $ 2,250,619    $ 1,825,796    $ 1,763,449
Long Term Liabilities                                 --            --             --             --
Total Liabilities              $13,689,730   $ 8,728,032   $ 9,752,174    $11,327,737    $ 9,310,683
Non Controlling Interest                              --             -             --             --
Shareholder's Equity           $ 3,134,640   $ 2,811,932   $ 2,533,751    $ 2,296,706    $3,333,852
Dividends declared per share            --            --            --             --             --

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

      The Company, through the Jewelry Division, is primarily in the business of wholesaling gold, sterling silver and diamond jewelry in Canada. Its customer base is comprised of large national chains as well as independent retailers. During 2000, the company incorporated a wholly owned subsidiary Bygo. Bygo currently has business-to-business and business-to-consumer Internet commerce sites. Since its inception, Bygo has earned minimal revenues as the Company had intended to primarily devote its efforts and resources to develop the software and hardware necessary to execute its business plan. However, Bygo's software development efforts were discontinued in fiscal 2001 and as such there have been no expenditures relating to development of software. Bygo operates as an on-line e-commerce facilitator of jewelry, paper goods and giftware distribution.

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

F.    Tabular Disclosure Of Contractual Obligations

      The following table summarizes all of the outstanding obligations of the Company's continuing operations by the year that they become due. We expect to fund these obligations from operating income and equity/debt financing:

---------------------------------------------------------------------------------------------------------------------
                                                                          Payments due by period
                                                           ----------------------------------------------------------
             Contractual Obligations                                  Less than        1-3                  More than
                                                            Total       1 year        years     3-5 years    5 years
---------------------------------------------------------------------------------------------------------------------
[Short-Term Debt Obligations]                                    --    $8,911,408          --          --          --
[Long-Term Debt Obligations]                                     --            --          --          --          --
[Capital (Finance) Lease Obligations]                            --            --          --          --          --
[Operating Lease Obligations]                              $612,934            --    $368,352    $225,768     $18,814
[Purchase Obligations]                                           --            --          --          --          --
[Other Long-Term Liabilities Reflected on the Company's          --            --          --          --          --
Balance Sheet under the GAAP of the primary financial
statements]
---------------------------------------------------------------------------------------------------------------------
Total                                                      $612,934            --    $368,352    $225,768     $18,814
---------------------------------------------------------------------------------------------------------------------

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

                                                                                Position Held
    Name              Age                       Positions                            Since
---------------------------------------------------------------------------------------------
Jeremy Bowman          54   Director, President and CEO                             1988
Sheila Bowman          47   Director, Secretary, and Treasurer                      1988
Frank Kovacs           52   Director                                                1998
Thomas Weckman         51   Director and President of Allura Diamonds Limited       1994
Tina VanderHeyden      53   Director                                                1999
Dave Wall              56   Director                                                2003
Emily Tsen             39   Chief Financial Officer /V.P.Operations                 1996

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

                                                    Number of Shares
                                               Beneficially or Directly   Percentage of
                     Name of Shareholder                 Owned                Class
----------------------------------------------------------------------------------------
International Bullion & Metal Brokers Ltd.(1)                 6,250,000            41.1%
Bowman Family Trust ("Trust")(2)                              5,325,000            34.2%
Jeremy C. Bowman(3)                                             462,500             3.0%
Sheila P. Bowman(4)                                             602,500             3.9%
Thomas Weckman(7)                                               250,000             1.6%
B.D.C (6)                                                       340,136             2.2%
Tina VanderHeyden                                                    (*)             (*)
Emily Tsen                                                           (*)             (*)
Officers and Directors as a group (7 people)                 13,258,136            85.1%

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

      At March 31, 2005 and 2004, the Company's accounts payable and accrued liabilities included the following foreign currency denominated amounts:

                               2005       2004
                         ----------   --------
U.S.                     $2,846,208   $921,269

Euro                        377,647     45,125

                         ----------   --------
                         $3,223,855   $966,394
                         ==========   ========

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

      The material weaknesses above were identified by the Company and the Company's independent registered accountants, Grant Thornton during the March 31, 2005 year end audit. The identified weaknesses are a result of a reduction and change in staff in the accounting department of the Company that occurred during the 2005 fiscal year when an accounting staff member departed. This staff departure was believed to be reasonably likely to have had a material impact on internal controls over financial reporting in fiscal 2005.

      Subsequent to the 2005 fiscal year, during fiscal 2006, additional changes were made that are reasonably likely to have had a material impact on internal controls over financial reporting. As there were only five people in the accounting department after the staff departure in fiscal 2005, it was difficult to assign duties using the segregation framework. The Company was committed to cross training and the re-evaluation of its needs and ways to improve systems to put in place stronger controls to compensate for the limitation of the size of the accounting department. As such, an outside independent resource was retained in fiscal 2006 (May 2005) to provide some level of oversight by reviewing and monitoring the significant transactional activities of the Company. This consultant was replaced with a full time staff junior accountant in fiscal 2006 (September 2005) As well, the audit committee chair meets regularly with the CFO of the Company to review the financial results. These reviews provided by the independent contractor, new staff member and audit committee provide some degree of compensating controls over the segregation of duties for future reporting periods, however; did not overcome the identified material weaknesses that continue to exist at the end of the 2006 fiscal reporting period.

      As part of the process to put into operations its program for complying with Section 404 of the Sarbanes Oxley Act of 2002 the Company will continue evaluate and enhance its procedures where the interpretation of GAAP is involved and will expand its external consultative process in advance of implementing new accounting procedures. The interpretation issues have been accounted for correctly in the preparation of the financial statements set out in Item 17.

      The Company will review the identified internal control weaknesses and consider implementing other compensating controls in future periods in an effort to mitigate the potential identified risks and is also looking into the hiring of additional staff members to allow for the appropriate segregation of duties

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

                                        2004     2005   Aggregate Fees

Audit fees                           $52,900   77,500          130,400

Tax services and                     $14,100    7,280           21,380
Other services
                                     ---------------------------------
                                     $67,000   84,780          151,780
                                     =================================

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

                                    Allura International Inc.
                                    Consolidated
                                    Financial Statements
                                    (expressed in Canadian dollars)
                                    March 31, 2005, 2004 and 2003

Contents

                                                                          Page
                                                                         -----

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

Grant Thornton LLP
Chartered Accountants                                      Grant Thornton [LOGO]
Management Consultants

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
3(c) which are as of September 13, 2006                 Chartered Accountants

P.O. Box 11177, Royal Centre, Suite 2800
1055 West Georgia Street
Vancouver, BC  V6E 4N3
T (604) 687-2711
F (604) 685-6569
E Vancouver@GrantThornton.ca
www.GrantThornton.ca
Canadian Member of Grant Thornton International

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
                                                       ===========   ===========

--------------------------------------------------------------------------------
Commitments (Note 11)

On behalf of The Board

/s/ "Jeremy Bowman"
----------------------------
Jeremy Bowman

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Consolidated Statements of Operations
(expressed in Canadian dollars)
Years Ended March 31

                                         2005                 2004                  2003
                                    (Restated            (Restated             (Restated
                                    - Note 3)            - Note 3)             - Note 3)
------------------------------------------------------------------------------------------------
Net sales                         $18,252,286    100%  $16,114,338   100.0%  $17,031,485   100.0%

Cost of goods sold                 13,154,241   71.1    12,156,794    74.5    13,007,581    75.4
                                  -----------   ----   -----------   -----   -----------   -----

Gross profit                        5,098,045   28.9     3,957,544    25.5     4,023,904    24.6
                                  -----------   ----   -----------   -----   -----------   -----

Expenses
   Administrative (Appendix 1)      3,248,196   17.6      2,537,947   15.5     2,369,232    13.7
   Depreciation and
     amortization                      64,874    0.3        68,778     0.4        72,884     0.4
   Selling and delivery
     (Appendix 1)                     785,176    5.6       460,125     4.1       581,387     4.6
                                  -----------   ----   -----------   -----   -----------   -----

                                    4,098,246   23.5      3,066,850   20.0     3,023,503    18.7
                                  -----------   ----   -----------   -----   -----------   -----

Earnings before other income
(expenses)                            999,799    5.4       890,694     5.4     1,000,401     5.8
                                  -----------   ----   -----------   -----   -----------   -----

Other income (expenses)
   Interest, bank charges,
   and guarantee fee (Note 13(a))    (562,999)  (3.1)     (497,534)   (3.0)     (459,939)   (2.7)
   Other income                         3,229     --         1,507      --         5,858      --
     Change in put option
     obligation (Note 3)               (8,400)    --        (6,100)     --        (6,500)     --
                                  -----------   ----   -----------   -----   -----------   -----

                                     (568,170)  (3.1)     (502,127)   (3.0)     (460,581)   (2.7)
                                  -----------   ----   -----------   -----   -----------   -----

Earnings before
  income taxes                        431,629    2.3       388,567     2.4       539,820     3.1

Income taxes                          108,921    0.6        60,886     0.4       141,736     0.8
                                  -----------   ----   -----------   -----   -----------   -----

Net earnings                      $   322,708    1.7%  $   327,681     2.0%  $   398,084     2.3%
                                  ===========   ====   ===========   =====   ===========   =====

Earnings per share
  (basic and diluted)             $      0.02          $      0.02           $      0.03
                                  ===========          ===========           ===========
Weighted average common
shares outstanding (basic and
diluted)                           15,240,302           15,240,302            15,249,734
                                  ===========          ===========           ===========

--------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

Allura International Inc.
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
Years Ended March 31

                                                            2005        2004       2003
---------------------------------------------------------------------------------------
Cash and cash equivalents derived from (applied to)

   Operating
      Net earnings                                   $   322,708   $ 327,681  $ 398,084
      Depreciation and amortization                       64,874      68,778     72,884
      Change in put option obligation (Note 3)             8,400       6,100      6,500
      Change in non-cash operating working capital
        (Note 12)                                     (2,926,758)   (320,134)  (455,111)
                                                     -----------   ---------  ---------
                                                      (2,530,776)     82,425     22,357
                                                     -----------   ---------  ---------
   Financing
      Bank indebtedness                                2,529,164    (160,106)  (917,354)
                                                     -----------   ---------  ---------

   Investing
      Purchase of equipment                              (33,353)    (15,515)   (52,645)
      Proceeds on disposition of equipment                    --          --    646,820
      Decrease in payables and accruals
        related to investing activities                       --          --   (310,852)
                                                     -----------   ---------  ---------
                                                         (33,353)    (15,515)   283,323
                                                     -----------   ---------  ---------

Net decrease in cash                                     (34,965)    (93,196)  (611,674)

Cash and cash equivalents

   Beginning of year                                      72,955     166,151    777,825
                                                     -----------   ---------  ---------

   End of year                                       $    37,990   $  72,955  $ 166,151
                                                     ===========   =========  =========

---------------------------------------------------------------------------------------

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

Allura International Inc.
Consolidated Statements of Shareholders' Equity
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

                                                 Shares Issued
                                            -----------------------
                                                                      (Deficit)
                                            Number of     Ascribed    Retained
                                              Shares        Value      Earnings     Total
                                            ----------   ----------   ---------   ----------
Balance March 31, 2002 previously
Reported                                    15,355,055   $3,083,776   $(787,070)  $2,296,706

Put option obligation adjustment (Note 3)           --     (370,472)    327,472      (43,000)
                                            ----------   ----------   ---------   ----------
Balance March 31, 2002 restated             15,355,055   $2,713,304   $(459,598)  $2,253,706

Shares cancelled (Note 5)                     (114,753)    (167,539)         --     (167,539)

Net earnings, year ended March 31, 2003             --           --     398,084      398,084
                                            ----------   ----------   ---------   ----------
Balance March 31, 2003, restated            15,240,302   $2,545,765   $ (61,514)   2,484,251

Net earnings, year ended March 31, 2004             --           --     327,681      327,681
                                            ----------   ----------   ---------   ----------

Balance March 31, 2004, restated            15,240,302    2,545,765     266,167    2,811,932

Net earnings, year ended March 31, 2005             --           --     322,708      322,708
                                            ----------   ----------   ---------   ----------

Balance March 31, 2005                      15,240,302   $2,545,765   $ 588,875   $3,134,640
                                            ==========   ==========   =========   ==========

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

The Company's provision for obsolescence reserve for inventory has been included in cost of goods sold and the current balance is as follows:

                              2005       2004        2003

Opening Balance             $124,000   $ 72,000   $ 305,000
Add                           92,000    100,000      24,000
Deduct                        (3,000)   (48,000)   (257,000)
                            --------------------------------
Closing Balance             $213,000   $124,000   $  72,000
                            ================================

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

Had the Company continued to amortize goodwill as it did prior to April 1, 2002, the Company's adjusted net earnings and adjusted net earnings per share (basic and diluted) would be as follows:

                                    2005        2004        2003
                                             (Restated   (Restated
                                             - Note 3)   - Note 3)

Net earnings as presented         $322,708   $327,681     398,084

Reduced amortization under new          --     13,462      13,508
   accounting standard
                                  --------   --------     -------

Adjusted net earnings             $322,708   $314,219     384,576
                                  ========   ========     =======

Adjusted net earnings per share
   basic and diluted              $   0.02   $   0.02        0.03
                                  ========   ========     =======

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

      The effect of those changes on current and prior periods presented is as follows:

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

3. Restatements (Continued)

    Increase (Decrease)

                                  2005          2004         2003
                               ---------      ---------    ---------

Obligation under put option    $  64,000      $  55,600    $  49,500

Capital stock                  $(370,472)     $(370,472)   $(370,472)

Retained earnings (deficit)    $ 306,472      $ 314,872    $ 320,972

Other expense                  $   8,400      $   6,100    $   6,500

Net sales                      $(797,953)     $(563,250)   $(581,551)

Selling expenses               $(797,953)     $(563,250)   $(581,551)

--------------------------------------------------------------------------------

4. Receivables                                  2005         2004
                                             ----------   ----------

Receivables                                  $3,687,844   $3,703,420
Allowance for doubtful accounts                (274,020)    (194,053)
                                             ----------   ----------

                                             $3,413,824   $3,509,367
                                             ==========   ==========

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

--------------------------------------------------------------------------------

6. Property and equipment

                                                                   2005
                                                                ----------
                                                  Accumulated
                                             Depreciation and   Net
                                      Cost       Amortization   Book Value
                                  --------   ----------------   ----------
Computer equipment and Software   $410,827       $305,517        $105,310
Furniture and equipment            186,277        140,370          45,907
Leasehold improvements             144,313        125,336          18,977
Trademark                           11,840         10,656           1,184
                                  --------       --------        --------

                                  $753,257       $581,879        $171,378
                                  ========       ========        ========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

6. Property and equipment (Continued)

                                                                 2004
                                                                 ----------
                                                   Accumulated
                                              Depreciation and   Net
                                    Cost          Amortization   Book Value
                                  --------    ----------------   ----------
Computer equipment and Software   $389,864        $281,806        $108,058
Furniture and equipment            181,630         138,187          43,443
Leasehold improvements             144,313          96,467          47,846
Trademark                           11,840           8,288           3,552
                                  --------        --------        --------
                                  $727,647        $524,748        $202,899
                                  ========        ========        ========

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

                                    Demand
                                 Overdraft         Annual                 Secondary
                                      Loan       Seasonal   Additional   Additional         Total
                                  Facility          Bulge        Bulge        Bulge    Facilities
                                ----------    -----------   ----------   ----------   -----------
Balance March 31, 2003          $6,500,000    $        --     $     --   $       --   $ 6,500,000

Increase on July 1, 2003                --      1,100,000           --           --     1,100,000

Decrease on March 1, 2004               --     (1,100,000)          --           --    (1,100,000)

                                ----------    -----------     --------   ----------   -----------
Balance, March 31, 2004          6,500,000             --           --           --     6,500,000


Increase on July 1, 2004                --      1,100,000      900,000                  2,000,000

Decrease on March 1, 2005               --     (1,100,000)          --           --    (1,100,000)

Increase on March 1, 2005               --             --           --    1,600,000     1,600,000
                                ----------    -----------     --------   ----------   -----------

March 31, 2005                  $6,500,000    $        --     $900,000   $1,600,000   $ 9,000,000
                                ==========    ===========     ========   ==========   ===========

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

--------------------------------------------------------------------------------

8. Accounts payable and accruals

                                                          2005          2004
                                                       ----------    ----------

Accounts payable                                       $3,835,674    $1,260,732
Accruals                                                  838,944     1,029,456
                                                       ----------    ----------

                                                       $4,674,618    $2,290,188
                                                       ==========    ==========

--------------------------------------------------------------------------------

9. Income taxes

(a) The provision for income taxes differs from the amount that would have been expected by applying Canadian corporate income tax to the loss before taxes. The principal reasons for this difference are as follows:

                                                 2005        2004        2003
                                               --------   ---------   ---------
                                                          (Restated   (Restated
                                                          - Note 3)   - Note 3)
   Earnings before income taxes                $431,629    $388,567    $539,820
   Statutory income tax rate                         38%         38%         40%
                                               ---------------------------------
   Anticipated current income tax              $164,019    $147,655    $215,928
       provision (recovery )
   Tax provision effect arising from:
   Small business deduction                     (52,466)    (46,000)    (68,580)
   Tax losses utilized                          (17,015)    (21,607)    (68,000)
   Non-deductible expenses and other             11,936     (28,468)     31,488
   Potential benefit of losses not recognized     2,447       9,306      30,900
                                               --------    --------    --------
   Current income taxes                        $108,921    $ 60,886    $141,736
                                               ========    ========    ========

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

9. Income taxes (Continued)

(b) Future income tax assets consist of the following:

                                                           2005         2004
                                                        ----------   ----------

       Capital assets                                   $   58,500   $   44,300
       Non-capital loss carry forward                      448,500      382,700
       Other items                                          11,000       11,000
       Valuation adjustment                               (518,000)    (438,000)
                                                        ----------   ----------

                                                        $      Nil   $      Nil
                                                        ==========   ==========

(c) The operating losses expire as follows:

                                                           2005         2004
                                                        ----------   ----------

       2008                                             $  550,000   $  608,000
       2009                                                544,000      546,000
       2010                                                102,000      102,000
       2011                                                 31,000       31,000
       2015                                                 32,000           --
                                                        ----------   ----------

                                                        $1,259,000   $1,287,000
                                                        ==========   ==========

--------------------------------------------------------------------------------

10. Capital stock

Authorized:
   Unlimited number of common shares without par value

Issued:                                                       2005         2004
                                                        ----------   ----------

   15,240,302 (2004: 15,240,302) common shares          $2,545,765   $2,545,765

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

                                        Number of Shares                Weighted
                           ------------------------------------------    Average
                              Unvested /   Vested / Non-                Exercise
                           Discretionary   Discretionary      Total       Price
                           -------------   -------------   ----------   --------

Balance, March 31, 2003       283,500        2,082,500     2,366,000     $0.75

Year ended March 31, 2004
   Cancelled                   (2,500)              --        (2,500)    $1.50
   Expired                         --           (6,000)       (6,000)    $1.58
                             --------       ----------    ----------

Balance, March 31, 2004       281,000        2,076,500     2,357,500     $0.74
Year ended March 31, 2005
   Expired                   (246,000)      (1,759,000)   (2,005,000)    $0.60
                             --------       ----------    ----------

Balance, March 31, 2005        35,000          317,500       352,500     $1.56
                             ========       ==========    ==========

The weighted average fair value of the options granted during the year was $NIL (2004: $NIL; 2003: $0.19).

The following table summarizes information concerning options outstanding at March 31, 2005:

                                  Total Outstanding             Exercisable
                              -------------------------    ---------------------
                                             Weighted                   Weighted
                                              Average                    Average
   Exercise Price             Number of      Remaining     Number of    Exercise
   --------------               Shares     Life (Years)     Shares        Price
                              ---------    ------------    ---------    --------
      $1.50                     92,500         0.32          57,500       $1.50
      $1.58                    260,000         1.86         260,000       $1.58
                               -------                      -------

                               352,500         0.81         317,500       $1.57
                               =======                      =======

The following proforma financial information presents the net earnings and net earnings per common share had the Company recognized stock based compensation expense of $26,600 in the comparative year ended March 31, 2003 using a fair value based accounting method.

Net Earnings
   As reported                           $398,084
   Pro forma                             $371,484

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

10. Capital stock (Continued)

Basic and diluted earnings per share
   As reported                           $0.03
   Pro forma                             $0.02

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

--------------------------------------------------------------------------------

11. Commitments

The Company has entered into two operating lease agreements for office premises which expire in the 2008 fiscal year. The future minimum lease payments under these lease agreements for the next five years and thereafter are:

   2006                                    $126,084
   2007                                     126,084
   2008                                     116,184
   2009                                     112,884
   2010 and thereafter                      131,698

The operating lease agreement for one office premise is with a partnership in which the Company's president has an interest and the other with a partnership in which the president of Allura Diamonds Limited has an interest.

Allura International Inc.
Notes to the Consolidated  Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

12. Change in non-cash operating working capital

                                                             2005          2004        2003
                                                          -----------   ---------   ---------
Receivables                                               $    95,543   $ 353,283   $(438,793)
Income taxes                                                   99,694    (193,858)    159,954
Inventories                                                (5,436,573)    289,184     330,956
Prepaids                                                      (69,852)     17,025     (26,003)
Accounts payable and accruals                               2,384,430    (785,768)   (481,225)
                                                          -----------   ---------   ---------

                                                          $(2,926,758)  $(320,134)  $(455,111)
                                                          ===========   =========   =========

--------------------------------------------------------------------------------

13. Related party transactions

Related party transactions during the year and balances at year end are summarized as follows:

                                                               2005        2004        2003
                                                             --------    --------    --------
(a) International Bullion and Metal Brokers (London)
    Limited Transactions
       Inventory purchases                                   $     --    $  7,759    $ 25,188
       Interest and guarantee fee                            $113,896    $ 89,207    $ 11,649
    Balances
       Accounts payable and accrued liabilities              $ 26,960    $ 27,046    $ 10,098

(b) Other
    Rent paid to two related partnerships (Note 11)          $126,084    $126,084    $122,784
    Guarantee fee paid to two significant shareholders       $ 64,000          --          --

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

The Company's accounts payable and accrued liabilities included the following foreign currency denominated amounts:

Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

14. Financial instruments and risk management (Continued)

Currency risk (continued)

                                                             2005         2004
                                                          ----------    --------

   U.S. dollar                                            $2,846,208    $921,269
   Euro                                                      377,647      45,125
                                                          ----------    --------

                                                          $3,223,855    $966,394
                                                          ==========    ========

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

                                    2005       Percent       2004       Percent
                                 ----------    -------    ----------    -------
Company A                        $1,380,717         40%   $  930,816         25%
Company B                           531,248         16%      324,403         10%
Company C                           351,714         10%           --         --
Company D                                --         --       288,873          9%
                                 ----------    -------    ----------    -------
                                 $2,263,679         66%   $1,544,092         44%
                                 ==========    =======    ==========    =======

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

--------------------------------------------------------------------------------

15. Significant customers

Four major  customers  account for 53% of total sales in 2005 (2004:  54%, 2003:
44%) as follows:

              2005       Percent      2004      Percent      2003      Percent

Company A  $ 4,955,465        26%  $3,403,950        21%  $2,993,413        17%
Company B    1,980,880        10%   2,546,936        16%   2,113,348        12%
Company C    1,792,747         9%   1,746,882        11%   1,495,427         8%
Company D    1,518,852         8%          --        --           --        --
Company E           --        --    1,000,722         6%   1,396,282         7%
           ----------------------  ---------------------  ---------------------
           $10,247,944        53%  $8,698,490        54%  $7,998,470        44%
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

Allura International Inc.
Consolidated Schedules of Administrative and Selling and
Delivery Expenses
Appendix 1
(expressed in Canadian dollars)
Years Ended

                                                    2005          2004          2003
                                             (Restated -   (Restated -   (Restated -
                                                 Note 3)       Note 3)       Note 3)
------------------------------------------------------------------------------------
Administrative
   Alarm and security                         $    5,484    $    5,408    $    4,373
   Automobile                                      6,165         3,486         2,420
   Bad debts                                     140,692        95,153        49,341
   Consulting                                     29,134       111,935       106,436
   Insurance                                     311,145       183,640       193,929
   Legal and accounting                          122,203       143,871        80,960
   Office and miscellaneous                      301,915       133,572       163,981
   Rent (Note 13(b))                             183,145       175,780       177,956
   Salaries and wages                          2,026,538     1,618,089     1,525,710
   Telephone                                      38,082        29,452        30,054
   Travel, meals and entertainment                83,693        37,561        34,072
                                              ----------    ----------    ----------

                                              $3,248,196    $2,537,947    $2,369,232
                                              ==========    ==========    ==========

Selling and delivery
   Marketing                                  $   52,893    $   30,892    $   30,363
   Freight and shipping                          254,267       169,806       197,501
   Sales commission                              185,374       163,656       213,755
   Selling                                       292,642        95,771       139,768
                                              ----------    ----------    ----------

                                              $  785,176    $  460,125    $  581,387
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

12.1     Section 302 Certification by C.E.O.

12.2     Section 302 Certification by C.F.O.

13.1     Section 906 Certification by C.E.O.

13.2     Section 906 Certification by C.F.O.

EXHIBIT 12.1

              Certification of Chief Executive Officer pursuant to
       Title 18, United States Code, Section 1350, as adopted pursuant to
                  Section 302 of The Sarbanes-Oxley Act of 2002

I, Jeremy Bowman, certify that:

1.    I have reviewed this annual report on Form 20-F of Allura International
      Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

      a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

      c. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

      a. All significant deficiencies in the design or operation of internal controls which could adversely affect the company's ability to record, process, summarize and report financial data and have identified for the company's auditors any material weaknesses in internal controls; and

      b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal controls.

DATED at Vancouver, British Columbia, Canada, as of October 14th, 2005

/s/ "Jeremy Bowman"
-------------------
Jeremy Bowman, President, CEO and Director

EXHIBIT 12.2

              Certification of Chief Financial Officer pursuant to
       Title 18, United States Code, Section 1350, as adopted pursuant to
                  Section 302 of The Sarbanes-Oxley Act of 2002

I, Emily Tsen, certify that:

1.    I have reviewed this annual report on Form 20-F of Allura International
      Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

      a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

      c. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

      a. All significant deficiencies in the design or operation of internal controls which could adversely affect the company's ability to record, process, summarize and report financial data and have identified for the company's auditors any material weaknesses in internal controls; and

      b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal controls; and

6. The company's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED at Vancouver, BC, as of October 14th, 2005

/s/ "Emily Tsen"
----------------
Emily Tsen, Chief Financial Officer and Vice President-Operations

EXHIBIT 13.1

              Certification of Chief Executive Officer pursuant to
       Title 18, United States Code, Section 1350, as adopted pursuant to
                  Section 906 of The Sarbanes-Oxley Act of 2002

I, Jeremy Bowman, President and Chief Executive Officer of Allura International Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Allura International Inc., for the year ended March 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Allura International Inc.

Vancouver, BC, Canada
October 14th, 2005

                                           by: /s/ "Jeremy Bowman"
                                               ------------------
                                           Jeremy Bowman
                                           President and Chief Executive Officer

The foregoing certification is being furnished solely pursuant to 18U.S.C.
Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 13.2

              Certification of Chief Financial Officer pursuant to
       Title 18, United States Code, Section 1350, as adopted pursuant to
                  Section 906 of The Sarbanes-Oxley Act of 2002

I, Emily Tsen, Chief Financial Officer of Allura International Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Allura International Inc. for the year ended March 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Allura International Inc.

Vancouver, British Columbia, Canada
October 14th, 2005

                                                  by: /s/ "Emily Tsen"
                                                      ----------------
                                                  Emily Tsen
                                                  Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18U.S.C.
Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.