Form 20-F
period 2007-03-31
ALLURA INTERNATIONAL INC
filed 2007-10-15
CIK 1082741

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the Fiscal Year Ended March 31, 2007

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED): For the transition period from _____________ to
_____________.

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

Number of outstanding shares of each of the issuer's classes of capital or common stock as of MARCH 31, 2007: 5,080,100.69 COMMON SHARES, WITHOUT PAR VALUE

Indicate by check mark if the issuer is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes [ ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934:

Yes [X] No [ ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

YES [X] NO [ ]

Indicate by check mark whether filer is a large accelerated filer, an accelerated filer or a non-accelerated filer:

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b - 2 of the Exchange Act). Yes [ ] No [X]

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court: YES [ ] NO [ ]

                                TABLE OF CONTENTS

                                                                                                PAGE
                                                                                                ----
                                               PART I
Item 1.     Identity of Directors, Senior Management and Advisers..................................3
Item 2.     Offer Statistics and Expected Timetable................................................3
Item 3.     Key Information........................................................................3
Item 4.     Information on the Company............................................................10
Item 5.     Operating and Financial Review and Prospects..........................................18
Item 6.     Directors, Senior Management and Employees............................................26
Item 7.     Major Shareholders and Related Party Transactions.....................................29
Item 8.     Financial Information.................................................................31
Item 9.     The Offer and Listing.................................................................32
Item 10.    Additional Information................................................................31
Item 11.    Quantitative and Qualitative Disclosures about Market Risk............................36
Item 12.    Description of Securities other than Equity Securities................................37

                                              PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.......................................37
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds..........38
Item 15.    Controls and Procedures...............................................................38
Item 16A.   Audit Committee Financial Expert......................................................40
Item 16B.   Code of Ethics........................................................................41
Item 16C.   Principal Accountants Fees and Services...............................................41
Item 16D.   Exemption from the Listing Standards for Audit Committees.............................41
Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers................41
Item 17.    Financial Statements..................................................................42
Item 18.    Financial Statements..................................................................67
Item 19.    Exhibits..............................................................................67
            Signatures............................................................................68
            Index to Exhibits Filed...............................................................69

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

   This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and accordingly, the information called for in Item 1 is not required. Please refer to "Item 6 - Directors, Senior Management and Employees -Directors and Senior Management".

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

   This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and accordingly, the information called for in Item 2 is not applicable to this report.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA.

   The following consolidated table sets forth, for the periods and the dates indicated, selected financial and operating data for Allura International Inc. ("Company" or "Allura" or "Allura Group"), for the fiscal years ended March 31, 2007, 2006, 2005, 2004 and 2003. This information should be read in conjunction with the Company's Financial Statements and Notes thereto, and "Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.

   During September 2005, the Company declared and paid a US $0.01 per share dividend (Equivalent to US $0.03 per share after consolidation) to all shareholders on record as at September 6, 2005. Four of the Company's largest shareholders waived their rights to receive this dividend. The payment of dividends in the future will depend on the earnings and financial condition of the Company and such other factors as the Board of Directors of the Company may consider appropriate. The Company is still in an expansion stage therefore it may be unlikely that it will pay a dividend in the near future.

   The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). There are no material differences between Canadian GAAP and the accounting principles that are generally accepted in the United States ("U.S. GAAP") as applied to the Company, including disclosure items, as disclosed in the financial statements under note 15.

The following tables set forth information in Canadian dollars.

--------------------------------------------------------------------------------------------------------------------------
                                              2007                 2006             2005             2004             2003
--------------------------------------------------------------------------------------------------------------------------
Net Sales                        $      22,638,034    $      17,719,672    $  18,252,286    $  16,114,338    $  17,031,936
--------------------------------------------------------------------------------------------------------------------------
Gross Profit                     $       5,598,399    $       4,067,365    $   5,098,045    $   3,957,544    $   4,023,355
--------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                $         200,272    $        (389,759)   $     322,708    $     327,681    $     398,084
--------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per
Common Share (a)                 $            0.04               ($0.08)   $        0.06    $        0.06    $        0.08
--------------------------------------------------------------------------------------------------------------------------
Outstanding Shares (a)            (c) 5,080,100.69     (b) 5,080,100.69     5,080,100.69     5,080,100.69     5,080,100.69
--------------------------------------------------------------------------------------------------------------------------
Total Assets                     $      18,886,989    $      16,276,552    $  16,824,370    $  11,539,964    $  12,285,925
--------------------------------------------------------------------------------------------------------------------------
Working Capital                  $       2,708,789    $       2,513,418    $   2,936,292    $   2,582,063    $   2,250,619
--------------------------------------------------------------------------------------------------------------------------
Long Term Liabilities            $         227,699                   --               --               --               --
--------------------------------------------------------------------------------------------------------------------------
Total Liabilities                $      15,973,737    $      13,563,572    $  13,689,730    $   8,728,032    $   9,752,174
--------------------------------------------------------------------------------------------------------------------------
Non Controlling Interest                        --                   --               --               --               --
--------------------------------------------------------------------------------------------------------------------------
Shareholder's Equity             $       2,913,252    $       2,712,980    $   3,134,640    $   2,811,932    $   2,533,751
--------------------------------------------------------------------------------------------------------------------------
Dividends declared per share                    --    $        0.03 USD               --               --               --
--------------------------------------------------------------------------------------------------------------------------

(a)   Earnings per share are on basic and fully diluted basis.

(b) On September 30, 2005, the Company's shareholders approved a reverse stock split of the Company's 15,240,302 outstanding common shares, on the basis of 3 (old) for each 1 (new) common share. The new common shares were issued on March 26, 2007 to complete the reverse stock split.

(c) Subsequent to year-end, at the Annual General Meeting of the Company ("AGM"), which took place on September 26th 2007, Shareholders of record voted to round all fractional shares held by individual Shareholders up to one whole share. As at that date the Outstanding Shares of the Company became a total of 5,080,150

CURRENCY EXCHANGE RATE INFORMATION

The Company's accounts are maintained in Canadian dollars. In this Annual Report all dollar amounts are expressed in Canadian dollars except where otherwise indicated. All exchange rates disclosed in this statement is based on rates published on Bank of Canada's website. We do not represent that the Canadian dollar or the US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be at any particular rate, the rates set forth below, or at all.

(a) On September 30, 2007 the month end closing rate per Bank of Canada was $1.00 US = $0.9948 Canadian.

(b) The following table sets forth the intra-day high and low exchange rates for each month during the previous six months per Bank of Canada:

                          Canadian Dollar/US Dollar

              Month                       Low             High

              August 2007               $1.0830          $1.0462
              July 2007                 $1.0701          $1.0341
              June 2007                 $1.0760          $1.0536
              May 2007                  $1.1163          $1.0666
              April 2007                $1.1600          $1.1048
              March 2007                $1.1817          $1.1500

(c) The following table sets forth the average rates for each period, calculated by using the average of the exchange rates on the last day of each month during the period:

                          Canadian Dollar/US Dollar

              Fiscal Year Ended                     Average Rate
              March 31, 2007                           $1.1524**
              March 31, 2006                           $1.1574
              March 31, 2005                           $1.2161
              March 31, 2004                           $1.3284
              March 31, 2003                           $1.4764

              **(Note: Bank of Canada site only specifies the High Low for the day, not the average. This is the mid point rate for the day)

B.    CAPITALIZATION AND INDEBTEDNESS.

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and accordingly, the information called for in this Item 3.B is not required

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS.

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and accordingly, the information called for in Item 3.C is not applicable to this report.

D.    RISK FACTORS.

   The Company's business is subject to a number of risk factors that are set forth below. Additional risks and uncertainties not now known to us or that we think are immaterial may also adversely impact or impair our business. If any of the following risks actually occur, our business, results of operations, or financial condition would likely suffer.

COMPANY IS DEPENDANT ON THIRD PARTY MANUFACTURERS AND SUPPLIERS

   Outside manufacturers manufacture all of the Company's products, in whole or in part. These outside manufacturers typically are small to medium-sized, privately owned companies. During fiscal 2007, the Company purchased gold and silver products from over 100 suppliers, with the five largest suppliers accounting for approximately 25% of the Company's total gold and silver purchases. In the diamond jewellery, loose stone and coloured stone area, the Company purchased products from approximately 100 suppliers, while the five largest suppliers accounted for 55% of the Company's total purchases in this area.

   A substantial portion of the Company's purchases are concentrated within a small number of suppliers. One particular supplier's products accounted for 23% of IBB purchases and 6% of ADL purchases during the year. The loss of this particular supplier would have a material adverse effect on business. Aside from this one supplier the Company does not believe the loss of any other supplier would have a material adverse effect on its business. The Company's five largest suppliers account for 38% of the merchandise purchases during the year. Alternative sources of supply for the finished goods purchased by the Company are available. The Company has no long-term contractual relationship with any of its suppliers. Risks generally inherent in the use of outside manufacturers include security at the manufacturer's facility, transport of materials to and from the manufacturer theft by the manufacturer or its employees and bankruptcy or other financial problems of the manufacturer.

FLUCTUATIONS IN THE PRICE OF GOLD AND DIAMONDS MAY AFFECT THE COMPANY'S PROFITABILITY.

   Prices for the Company's products generally are determined by reference to the current market price of gold or diamonds. Consequently, the Company's sales could be affected by significant increases, decreases or volatility in the price of gold or diamonds. If the price of gold or diamonds were to move substantially above or substantially below current price levels and remain at such levels for a prolonged period of time, such increase or decrease could have an adverse effect on the Company's results of operations. In addition, the Company's results of operations may be adversely affected during the periods of extreme volatility in the price of gold or diamonds since many customers may elect to defer purchases until the price of the commodities become relatively stable again.

THE COMPANY'S BUSINESS IS HIGHLY SEASONAL AND ACCORDINGLY, THE COMPANY'S REVENUES MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER.

   The Company's business is highly seasonal. The third and fourth fiscal quarters, which include the Christmas shopping season, generally produce the strongest results, and the second calendar quarter generally produces the weakest results. In past years the fourth quarter has been subject to stock returns by customers due to products being discontinued by them or from overstocking of running products, however, in recent years this has been apparent in the first quarter as well as the early second quarter. The Company's sales and income also may vary from quarter to quarter as a consequence of general economic and industry conditions that affect consumer spending and purchases by retailers.

THE COMPANY'S BUSINESS MAY BE ADVERSELY AFFECTED IF IT WERE TO LOSE THE SERVICES OF MR. JEREMY BOWMAN AND/OR OTHER KEY EMPLOYEES.

   The Company's business is substantially dependent on the efforts and abilities of Jeremy Bowman, its Chief Executive Officer. The loss of Mr. Bowman's services may have a material adverse effect on the Company's business. An employment agreement with Mr. Bowman was finalized, signed and is in place. The Company does not maintain any key man life insurance on Mr. Bowman's life.

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

THE COMPANY DOES NOT HAVE ANY LONG-TERM CONTRACTS WITH ITS CUSTOMERS.

   The Company has no long-term contractual relationships with any of its customers, nor are any of the Company's customers subject to any contractual provisions or other restrictions, which preclude them from purchasing products from the Company's competitors. The Company does have consignment agreements in place with certain buying groups, which only clarify special terms and conditions of how the consignment is managed. Additionally the Company has similar consignment agreements with certain individual major customers. Such agreements do not preclude customers from buying product from the Company's competitors nor do they guarantee the sale of the Company's products to those customers or groups. As a gesture of goodwill the Company also provides a stock balancing service, primarily to large retailers, in order to assist them with maintaining inventory levels in an efficient way. In most cases stock balancing transactions involve taking back products for resorting and redistribution to other stores within the retailers group, in other cases it involves taking back product, which is replaced with different styles and not redistributed.

CONCENTRATION  OF  OWNERSHIP  AMONG  OUR  DIRECTORS,   EXECUTIVE  OFFICERS,  AND
PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.

      Based upon beneficial ownership as of Sept 30, 2007, the Company's directors, executive officers, holders of more than 5% of our common stock, and their affiliates will, in the aggregate, beneficially own approximately 86% of our outstanding common shares. As a result, these stockholders, subject to any fiduciary duties owed to our other stockholders under Canadian law, will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant control over our management policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock. In addition, these stockholders, some of whom are directors or who have representatives sitting on the Company's board of directors, could use their voting influence to maintain the Company's existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to the Company's employee stock plans and approvals of significant financing transactions.

STOCKHOLDERS MAY FIND IT DIFFICULT TO SELL THEIR SHARES SINCE THERE IS NO MARKET FOR THE COMPANY'S COMMON STOCK.

   There is no current trading market for the shares of the Company's Common Stock and there can be no assurance that a trading market will develop, or, if such a trading market does develop that it will be sustained. The shares of the Company's Common Stock, to the extent that a market develops for the shares of the Company's Common Stock at all, of which there can be no assurance, will likely appear in what is customarily known as the "pink sheets" or on the "FINRA" formally "NASD" Over the Counter Electronic Bulletin Board, which may limit the marketability and liquidity of the shares of the Company's Common Stock. Thus, stockholders may find it difficult to sell their shares. To date, neither the Company nor anyone acting on its behalf has taken any affirmative steps to request or encourage any broker/dealer to act as a market maker for the Company's Common Stock. Further, there have been no discussions or understandings, preliminary or otherwise, between the Company or anyone acting on its behalf and any market maker regarding the participation of any such market maker in the future trading market, if any, for the Company's Common Stock.

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

   The United States Securities and Exchange Commission (the "Commission") adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least US$2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least US$5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least US$6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of US$5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the "FINRA" formally "NASD", Automated Quotation System. It is likely that shares of the Company's Common Stock, assuming a market were to develop therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's Common Stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's Common Stock and the ability of stockholders to sell their securities in the secondary market. Moreover, the Company's shares may only be sold or transferred by its stockholders in those jurisdictions in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

ASSUMING A MARKET FOR THE COMPANY'S COMMON STOCK WAS TO DEVELOP, RESALES OF ISSUED AND OUTSTANDING RESTRICTED STOCK PURSUANT TO RULE 144 MAY ADVERSELY AFFECT THE PRICE OF THE COMPANY'S COMMON STOCK.

   There are presently issued and outstanding 5,080,150 shares and an additional 1,000,000 shares reserved for issuance upon the exercise of any incentive Stock Options issued in the future; all but 143,290 of which, are "restricted securities" as that term is defined under the Securities Act of 1933, as amended (the "Act"), and in the future may be sold in compliance with Rule 144 of the Act, pursuant to an a Registration Statement filed under the Act, or other applicable exemptions from registration thereunder. Rule 144 provides, in essence, that a person holding restricted securities for a period of one year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to one percent of the Company's outstanding Common Stock every three months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information is deemed available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of the Company and who has satisfied a two-year holding period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a Registration Statement filed under the Act, might have a depressive effect on the market price of the Company's Common Stock in any market that may develop for such shares.

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

THE COMPANY'S PROFITABILITY AND CASH FLOW MAY BE AFFECTED BY INTEREST RATE
RISKS.

   The Company's bank indebtedness bears floating interest rates. This exposes the Company to the risk of changing interest rates that may have a detrimental affect on its earnings and cash flow in future periods.

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

VIOLATIONS OF BANKING TERMS AND COVENANTS

   The Company's demand overdraft loan agreement facility has terms and covenants that the Company must meet to maintain this facility. If the Company is in default of its terms and covenants, there can be no assurance that the bank and management will be able to renegotiate its arrangements to bring the Company into compliance. As at March 31, 2007, the Company was in default of its terms and covenants on this overdraft loan facility; however, the terms and covenants were renegotiated. As at July 31, 2007, the Company was in compliance with these terms and covenants, however there can be no assurance that it will be in the future.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY, DEVELOPMENT AND ORGANIZATIONAL STRUCTURE OF THE COMPANY.

CORPORATE STRUCTURE

   Allura International Inc. (the "Company" or "Allura") was incorporated on April 13, 1988 under the laws of Canada under the name "IBB International Bullion and Metal Brokers (Canada) Limited." The Company changed its name to "Allura International Inc." on April 1, 1999 and simultaneously effected a corporate restructuring (the "Restructuring") by selling and transferring all of its assets, other than its 50% interest in Allura Diamonds Limited, a Canadian corporation ("ADL") to IBB International (Canada) Ltd., a Canadian corporation ("IBB") in exchange for shares of the capital stock of IBB. IBB was newly formed for the purpose of affecting the Restructuring and as a result of the Restructuring, became a wholly owned subsidiary of the Company. At the same time, the Company acquired the balance of the issued and outstanding shares of capital stock of ADL in exchange for 250,000 shares of the Company's common stock. During May 2000, the Company incorporated a new company, Bygo Inc. ("Bygo"). During March 2006, the Company sold all its outstanding shares of Bygo to its ADL. At the same time, Bygo was wound up into ADL. Collectively, IBB and ADL are referred to as the "Jewellery Division", which is the Company's only division; together with the Company, is the "Allura Group."

   The Company, through the Jewellery Division, is primarily in the business of wholesaling gold, sterling silver and diamond jewellery in Canada. Its customer base is comprised of large national chains as well as independent retailers. Bygo had business-to-business and business-to-consumer Internet commerce sites. Prior to being wound up in March 2006, Bygo had earned minimal revenues since it had primarily devoted its efforts and resources to develop the software and hardware necessary to execute its business plan. Bygo operated as an on-line e-commerce facilitator of jewellery, paper goods and giftware distribution.

   The Company's head-office is located at 1555 West 8th Avenue, Vancouver, B.C., V6J 1T5. Its telephone number is (604) 683-5700, and its fax number is
(604) 683-5900. IBB operates out of the Vancouver facility, however ADL has its principal office in Halifax at Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6. The telephone number for ADL is (902) 457-7654 and the fax number is (902) 443-8414. Subsequent to the fiscal 2006 year, the Company opened a new office in Toronto to engage in sales functions of the Company. The primary focus of the Toronto office is on the Company's majors customer group, however, it also covers all independent sales, marketing and order input. The office is located at 1 Valleybrook Drive, Suite #100 & 101, Toronto, Ontario, M3B 2S7. The telephone number for the Toronto office is (416) 422-5500 and the fax number is
(416) 422 - 5508.

BUSINESS HISTORY

   The Company was initially formed to import European jewellery into Canada. The objective of the Company has been to be a specialized supplier of gold, silver and diamond jewelry within the following principal sectors:

                                Department stores

                               Catalogue retailers

                                 Mass merchants

                                Major discounters

                            Major jewellery retailers

                          Independent jewellery stores

Subsequent to the fiscal 2006 year end, the Company acquired new business solution software to integrate its operations and management systems. The first phase of implementation for ADL was completed in fiscal 2007. The final phase of implementation of this software for the Jewellery Division is expected to be completed by fiscal 2008. The Company expects to achieve cost and operating efficiencies resulting from the implementation of this software.

B. BUSINESS OVERVIEW

CURRENT OPERATIONS

   The Company conducts its jewelry wholesaling operations through the Jewellery Division comprising of IBB and ADL. The Company's mass marketing jewellery operations are conducted through IBB, while ADL's primary focus is the independent jewellery sector.

THE ACTIVITIES OF IBB

   As the "average" Canadian gold importer will normally only buy what is available from the manufacturers, IBB believes that it is different, in that it has many of its products manufactured distinctly to its own specifications. IBB has created a niche for its products through innovative selling and display techniques and through the use of trade marked names, such as Little Loves Gold Jewellery TM, Golden Moments TM, Earresistables TM, Tuscany Gold Collection TM, and Tuscany Silver TM.

The range of products that IBB sells consists mainly of chains, bracelets, bangles, and earrings in 10, 14 and 18 karat gold. IBB also markets lower value diamond and silver jewellery to major retailers and jewellery chains. Subsequent to fiscal 2006 year end, the Company developed the new diamond business focusing on lower value items than it has done in the past. This business increased overall sales for fiscal 2007 and enabled IBB to enter into new markets beyond the large retailers. IBB's sales are divided approximately 90% to major retail and jewellery store chains and 10% to independent jewelry stores. IBB has created a strong and resourceful management team and continues to invest more to develop and improve on management information systems and computer equipment. During the current fiscal year, the Company invested in new business solution software to replace its existing legacy systems, which is being integrated in phases. This strategy continues to permit the company to build a strong management infrastructure, ready to handle possible expansion throughout the North American markets.

THE ACTIVITIES OF ADL

   ADL was established in 1994 as a premier diamond house to market finished diamond jewelry and loose diamonds. ADL currently specializes in finer diamond jewellery.

   ADL sales are divided approximately 36% to major retail and jewelry store chains and 64% to independent jewellery stores. ADL's lower priced diamond jewellery to major retailers is marketed through IBB and such sales comprise 13% of ADL's total sales. In 2002, ADL incorporated the "Canadian Diamond" into its range of products. Then in 2004 ADL introduced a new "Diamond Collection Certificate" certifying rings within this product category as a true Canadian made product. This certificate accompanies all products within the "Hearts and Arrows" and "Ideal Cut Diamond" collections. The Company also markets a line of gemstone products to the independent jewelry stores trademarked as Dreamcatchers TM. Subsequent to year-end the Dreamcatchers TM line has been transferred to IBB for sale and distribution through its Vancouver office.

THE ALLURA GROUP

   The Allura Group offers its customers a large selection of jewellery styles, consistent product quality, and prompt delivery of product orders and provides a wide range of specialized services. The Company's retail customers include THE BAY, WAL-MART CANADA CORP., ZELLERS INC., SEARS CANADA LTD., BEN MOSS JEWELLERS AND CHARM DIAMOND CENTRES. These customers are among the Company's largest customers, accounting for approximately 69% of the Company's sales in fiscal 2007, 61% in fiscal 2006 and 62% in fiscal 2005. They are representative of the customers to which the Jewellery Division's marketing efforts are directed. The Company continues to expand its customer base.

   While the Allura Group focused its primary marketing efforts on a relatively small number of retailers, in fiscal 2007, sales were made to approximately 400 customers, with over 1372 retail locations, and with no single customer accounting for more than approximately 22% of net sales. The Company's six largest customers accounted for approximately 69% of sales in fiscal 2007, 61% in fiscal 2006 and 62% in fiscal 2005. The Company does not have any long-term contractual arrangements with any of its customers; and any of its customers may purchase similar products from the Company's competitors.

MARKETING PHILOSOPHY

   In implementing its business strategy, the Company originally introduced the idea of "concept selling," whereby a group of products, effectively a collection of jewellery, could be offered to a customer as a complete concept, including a full merchandise package. With a master assortment in place, the Allura Group, through discussions with the customers regarding their respective market demographics and prior marketing successes and failures, is able to tailor a unique collection of merchandise to suit the individual needs of each customer. As the customer's individualized collection is assembled, the Company's professional team of experts develops innovative displays together with complementing marketing material that will assist the retailer to execute its sales plan. The Allura Group's staff follow up with telephonic and in persons conferences and discussions, fine tuning and refining the program on a continuing basis to ensure an ongoing positive relationship with customers.

   In July 2006, the Company opened its third office in Canada in the city of Toronto. The primary focus of the Toronto office is to improve our customer service to our largest customers; most of whom are headquartered in Toronto however the office also markets to independent customers and processes sales orders.

BUSINESS STRATEGY

   The Company expects that its market share of the business generated by large jewelry retailers will continue to trend upwards as manufacturers and distributors with the size and sophistication to satisfy the specialized service needs of these large retailers become increasingly in demand. The specialized services required by these retailers include bar coding, individualized packaging, "drop-shipping" to individual locations and the ability to participate in electronic data interchange ("EDI") programs. The Company believes these services are not available from all suppliers within the industry. Currently, the Company has the capability and resources to provide such services and has done so for customers that have requested for such services.

   The Company believes that in the increasingly competitive environment in which it operates, the ability to provide specialized customer services, deliver product in a timely fashion and offer a broad line of moderately priced products with a perceived high value will become increasingly important marketing factors. The Company has formulated a business strategy that it believes will enable it to take advantage of these developing trends in the jewellery industry. Further, the Company believes that its business strategy will allow it to leverage the expertise and customer base it has established in the Canadian market to create future sales in the much larger markets of the United States.

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

   CUSTOMER SERVICE. The Company offers prompt and reliable order fulfillment and a wide range of specialized services, including individualized packaging of jewellery products, price-tagging, bar coding, delivery to individual customer locations and computer generated reports which aid customers in inventory control, purchasing decisions and the identification of market trends. The Company has also participated in EDI programs with certain customers. The Company believes these specialized services, which are particularly important in marketing to large retailers, enhance the Company's ability to attract and retain customers and serve to differentiate the Company from many of its competitors.

   SUCCESSFUL PRODUCT LINE DIVERSIFICATION.The Allura Group offers its customers a large selection of jewellery styles and range of products that include precious and semi precious stones, gold jewellery and silver jewellery.

   PRODUCT DIVERSITY, INNOVATION AND VALUE PRICING. The Company seeks to provide its customers with a full line of high quality gold jewelry products that incorporate traditional styles and designs. While the Company regularly updates its product lines and offers new products, it seeks to avoid designs incorporating high fashion trends that are expected to have short life cycles. The Company currently offers approximately 2,460 styles of chains, earrings, bracelets and rings. The Company's products are moderately priced, with the majority of its products retailing at prices between $30 and $800. The relatively more expensive product line offered by ADL is intended to appeal to consumers who are value-conscious as well as fashion-conscious. IBB has established a minimal amount of sales in silver jewelry and plans to try and expand sales in this area. The Company currently offers approximately 55 styles of silver product. A principal focus of the Company's design program is to maximize the perceived value of the Company's products through design and manufacturing innovations that enhance the appearance of its jewellery without corresponding increases in product costs. The Company also works closely with major customers to develop products, which are sold exclusively by those customers.

SALES AND MARKETING

   The Company's sales and marketing operations are directed at retail stores of all types and sizes such as department stores, catalogue retailers, mass
merchants,   major  discounters,   major  jewellery  retailers  and  independent
jewellery stores. The Company's retail customers include THE BAY, WAL-MART CANADA CORP., ZELLERS INC., SEARS CANADA LTD., BEN MOSS JEWELLERS AND CHARM DIAMOND CENTRES. These customers are among the Company's largest customers, accounting for approximately 69% of the Company's net sales in fiscal 2007, 61% in fiscal 2006 and 62% in fiscal 2005. The company has two customers (2006: one; 2005: two), with sales that exceeded 10% of the total sales. They are representative of the customers to which the Jewellery Division's marketing efforts are directed. The Company continues to expand its customer base.

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

   In addition to prompt and reliable order fulfillment, the Company offers a wide variety of customer support services designed to meet the individual needs of its customers. The Company targets large retailers who require a high level of service, and the Company seeks to build long-term relationships by making it convenient and cost-effective for customers to rely on the Company for essential services. For many of these customers, the Company prepackages, price-tags and bar codes individual pieces of jewellery and then ships an assortment of many prepackaged items to individual retail locations. Other services provided by the Company include advertising and merchandising support and, point of sale displays.

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

   Marketing of the Company's products is conducted through its offices in Vancouver, Toronto and Halifax. In July 2006, the Company opened a new office in Toronto to engage in sales functions of the Company. The primary focus of the Toronto office is on the Company's largest customers (such customers are defined as having thirty plus retail stores and are otherwise known as "Majors"); most of these are headquartered in Toronto, however, it also markets to Independent customers and does order processing. The Company also has a Senior V.P stationed in Toronto, and eight regional independent customer service representatives who market to independent retail customers and majors. In addition, the Company's products are promoted through the use of printed brochures and trade show exhibitions. The Company does not advertise its products directly to consumers, prices charged to individual customers vary based on the services required by the customer and the customer's sales volume. Most sales are made under terms that require payment to the Company of the full purchase price within 90 days of the date of invoice. During the Christmas holiday season, payment terms for certain customers may be extended. The Company also makes sales on a consignment basis (transactions in which products are delivered to customers for more than 90 days under terms which permit the customer to defer paying for the products until they are sold to its customers and allows them to return any unsold product). Such sales are subject to the terms of a consignment agreement, which may be cancelled at any time upon return of the product, or alternatively may be automatically renewed if required. Such agreements do not preclude the customer from purchasing products from the Company's competitors. The amounts of consignment sales in the past three fiscal years have exceed $6.million per year.

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

While the Company sold its products to approximately 400 customers in fiscal 2007, sales of the Company's six largest customers accounted for approximately 69% of sales in fiscal 2007 and 61% in fiscal 2006 and 62% in fiscal 2005. All of the Company's active customers are Canadian except Zales Corporation and Birks/Mayors Corporation.

PRODUCTS

   The Company seeks to provide its customers with a full line of high quality 10, 14 and 18 karat gold, silver jewellery and diamond jewellery products that incorporate traditional styles and designs. While the Company regularly updates its product lines and offers new products, it seeks to avoid designs incorporating high fashion trends that are expected to have short life cycles. The Company currently offers approximately 2,460 styles of chains, earrings, bracelets and rings. In addition the Company carries approximately 160 loose diamonds and coloured stones of varying qualities and weights. The Company's products are moderately priced, with the majority of its gold products retailing at prices between $30 and $800 and are intended to appeal to consumers who are value-conscious as well as fashion-conscious. Through ADL, the Company sells items of relatively higher price points, however with the introduction of the Dreamcatchers and Golden Moments collections, which include mid point diamond products, the average high price point for the company was $820. Loose stones vary in price depending on market at a price reflective of quality and karat weight. Such stones represent a relatively small portion of the ADL inventory held, however these stones in isolation carry a higher average price point relative to the balance of the inventory.

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

   The Company's product line includes approximately 1,695 karat gold, 710 diamond and colored stone and 55 sterling silver products that are a regular part of its product line. These products are traditionally designed diamond and colored stone set items, karat gold and sterling silver chains and other jewelry products for which there has been consistent demand. The Company continually strives to update the balance of its product line with innovative, new styles. New styles primarily are introduced at the beginning of each calendar year, and replace older styles whose performance has declined. The Company closely monitors sales of its new styles and promptly discontinues any style that fails to achieve desired sales levels.

   When major customers plan to discontinue items from their programs, including those that have been on consignment programs, these items are sold down to minimize the quantities returned to the Company. When the items are returned, they are typically offered to other customers for regular margins. At times during the year, the Company may offer such discontinued items at discount values to generate cash flow and these are typically sold at reduced margins. Additionally the Company may melt such product; in which case it will recover the raw metal value at market price, and in the case of Import product; it may apply for recovery of applicable duties and taxes paid thereon. Such product will be written down to the estimated recovery value, which; depending on the market price of the base metal, could be lower than cost. Typically melted product would include, but is not limited to, samples and styles that have been discontinued and which are not desired by other customers.

   Styles are discontinued when a supplier or manufacturer has discontinued an item from their offering and we are unable to replace the product or the customers' performance for the item has not met their targets.

   The Company's experience is that such discontinued products do not have to be significantly written down as its expected recovery from subsequent sales is above costs. When on occasion the Company has done a melt of certain product, the appropriate write down has been recorded in the accounts and would be more significant.

   Customers' selling prices and the Company's price book are updated annually to ensure prices reflect market conditions and costs of doing business. Certain customer prices lists are priced to allow for adjustments to gold price fluctuations. Gold price is monitored on a daily basis to ensure such price lists are updated to reflect current gold levels.

It is the Company's experience that some items significantly written down are later sold, at less reduced prices, however the equivalent dollar amounts are not material. The Company's estimates that during fiscal 2007, sales for melt accounted for approximately $500,000 of the total revenues of the Company and were sold at book value. As at March 31, 2007 the Company had a total provision for inventory obsolescence of $329,000 ($401,000: 2006, $213,000: 2005).

   A principal goal of the Company's new product program is to optimize the perceived value of the Company's products through design and manufacturing innovations that enhance the appearance of the jewelry without incurring corresponding increases in product costs.

PURCHASING

   The Company purchases finished products from suppliers located principally in North America, the Middle East, the Far East and the European Economic Community ("EEC"). The principal items purchased by the Company through IBB are machine and handmade gold and silver chains; other gold and silver items purchased as finished goods include rings, bracelets, bangles, lockets, earrings, pendants and charms. The principal items purchased by the Company through ADL are loose diamond stones and finished diamond and coloured stone jewelry, including rings, bracelets, pendants and earrings.

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

   During fiscal 2007, the Company purchased gold and silver products from over 100 suppliers, with the five largest suppliers accounting for approximately 25% of the Company's total gold and silver purchases. In the diamond jewelry, loose stone and coloured stone area, the company purchased products from approximately 100 suppliers, while the five largest suppliers accounted for 55% of the Company's total purchases in this area.

   A substantial portion of the Company's purchases are concentrated within a small number of suppliers. One particular supplier's products accounted for 23% of IBB purchases and 6% of ADL purchases during the year. The loss of this particular supplier would have a material adverse effect on business. Aside from this one supplier, the Company does not believe the loss of any other supplier would have a material adverse effect on its business. The Company's five largest suppliers account for 38% of the merchandise purchases during the year. Alternative sources of supply for the finished goods purchased by the Company are available. The Company has no long-term contractual relationship with any of its suppliers.

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

COMPETITION

   The jewelry industry in North America is highly fragmented and characterized by a large number of small to medium-sized manufacturers, wholesalers and distributors. The Company's business is highly competitive, and the Company's competitors include domestic and foreign jewellery manufacturers, wholesalers and importers who may operate on a national, regional or local scale.

   The Company believes that competition is based primarily on product availability, timeliness of shipment, customer service, product quality, design and price. The diverse distribution channels through which the Company markets its products frequently involve different competitive factors. The ability to provide specialized services is a particularly important competitive factor in sales to certain large retailers such as mass merchandisers, discount stores and catalogue retailers. Product availability and the ability to offer consistent product quality at competitive prices tend to be the key competitive factors to key customers that the Company serves. Some of the Company's competitors may specialize in sales to particular distribution channels and may have relationships with customers in those distribution channels that make competition by the Company more difficult. The Company believes that the trend towards consolidation at the retail level in the jewellery industry will increase the level of competition in the markets in which the Company competes.

   The Company believes its primary competitors to include PAJ Canada (Canada and USA), Bel-Oro (Canada and USA), Chateau D'Argent (Canada) and R & B Manufacturing (Canada and USA), and for ADL to include Corona (Canada and USA), Master Design (Canada and USA), J.S.N (Canada and USA) and Libman (Canada and
USA).

INSURANCE

   The Company maintains primarily all-risk insurance, with limits normally in excess of the Company's current inventory levels, to cover loss and damage caused by fire and/or theft of inventory located at the Company's facilities and insurance on goods in transit. The Company also maintains insurance covering loss and damage caused by fire and/or theft of inventory located at the premises of suppliers and while in the possession of its sales representatives. While the amount of available coverage generally is in excess of the value held by a particular supplier or sales representative, at times the amount of value held by a supplier may temporarily exceed the amount of available coverage. These temporary differences between the amount of available coverage and the value held have not been material to the Company's financial condition or results of operations. The Company has fidelity insurance, which provides a level of coverage against theft or embezzlement by employees of the Company. The Company has an insurance policy to cover liability against its directors and officers and a separate Business Interruption policy. Additionally, the Company carries credit insurance, which covers most of the independent and a Board approved acceptable portion of major customer receivables.

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

   IBB uses trademarks in the sale of some of its products to further create an exclusive identity for its customers. The following are some of the Canadian registered trademarks used: Dreamcatchers TM, Little Loves Gold Jewellery TM, Golden Moments TM, Earresistables TM, Tuscany Gold Collection TM, and Tuscany Silver TM.

   Under Allura Inc. the Company has registered the trademark name bygo.com for its exclusive use in Canada and the USA. Additionally, the Company has registered the following trademark names for its exclusive use in the USA: BYGO and BYGO.NET

The Company does not have, nor does it rely on patents to establish or protect its market position.

EMPLOYEES

   At March 31, 2007, the Company employed thirty-eight persons on a full time basis. As at September 15, 2007, there were forty-four persons employed on a full time basis and one on a permanent part-time basis. The full time employees comprise of ten employees in finance and administration, sixteen in sales and merchandising, and eighteen in inventory warehouse. Four full time employees are employed in the Halifax office, eight are employed in the Toronto office, and thirty-two are employed in the Vancouver office. The permanent part-time employee is in finance and administration. As at Sept 15, 2007 the Company employed seven people on a temporary part time basis. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

GOVERNMENTAL REGULATION

   The tax laws of the Federal Government of Canada and the Provinces of British Columbia, Ontario and Nova Scotia govern the Company. Specifically, it is bound by income, custom and excise tax rules and regulations regarding customs, all of which are regulated by the federal government of Canada. In addition, the Company is subject to the sales tax and employment laws of the Provinces of British Columbia, Ontario and Nova Scotia. Changes in the tax rates governed by these authorities may have a significant impact on the cash flows of the Company.

   The Company is also required to comply with the reporting requirements under Canadian securities laws and the reporting requirements for foreign issuers under the securities laws of the United States regulated by the Securities and Exchange Commission.

C. ORGANIZATIONAL STRUCTURE

   Please refer to "Item 4 - History of the Company - Corporate Structure" and "Business Overview."

D. PROPERTY AND EQUIPMENT.

REAL PROPERTY

   The Company operates from leased premises in Vancouver, Halifax and Toronto. The Company's Vancouver office is located on 1555 West 8th Avenue, Vancouver, B.C., V6J 1T5, Canada, the Halifax office is located on Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6, Canada and the Toronto office is located at Suite 100, 1 Valleybrook Drive, North York, ON, M3B 2S7. The Vancouver premises cover 8,557 square feet and give the Company a self-contained headquarters building from which to operate. The premises have an underground parking garage. The Company leases the Vancouver premise for $9,400 per month plus expenses.

   The Halifax premises cover 1,136 square feet of office space. The Company leases the Halifax premises for $1,100 per month plus applicable taxes.

   The North York ("Toronto") premises cover 3,430 square feet of office space. Starting in July 2006 the Company leased an office in North York ("Toronto") on a five year fixed term at $4,421 per month plus applicable taxes. In July 2007 the cost of the lease was reduced to $4,136 per month for the balance of the term, and starting in August 2007 a further 1,148 square feet were leased for an additional $1,148 per month, bringing the total cost of the lease to $5,284 per month. In May 2008 the lease cost will go up by $813 per month for the balance of the lease.

   The Company believes that its current premises are adequate for the Company's current operating level and presently foreseeable growth.

PROPERTY AND EQUIPMENT

   The Company also owns a variety of office equipment consisting of computers, photocopiers and other office equipment.

The software costs included are for software development and acquisition costs in the Company's subsidiaries of IBB International (Canada) Ltd. and Allura Diamonds Limited. These subsidiaries generate significant revenues and cash flow from the use of this software in their operations. An evaluation of impairment was conducted by evaluating these subsidiaries, and the Company has concluded that there has been no impairment to the software carrying value.

During the year the Company has upgraded its computer infrastructure with newer technology and acquired new software, Microsoft Dynamics (Navision). When fully phased in the Company expects these improvements to increase the effectiveness and efficiencies of its operations. The capital cost of this software has been reflected as an obligation under Note 8 of the Company's financial statements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

   This discussion should be read in conjunction with the audited consolidated financial statements of the Company and related notes thereto included herein.

A. OPERATING RESULTS

FISCAL 2007 V. FISCAL 2006

   Sales for the fiscal year ended March 31, 2007 ("Fiscal 2007") were $22,638,034 compared to $17,719,672 for the fiscal year ended March 31, 2006 ("Fiscal 2006"), an increase of $4,918,362 or 28%. The significant increase is primarily a result of:

o significant sales from the new diamond programs that we obtained during the year with Wal-Mart and Sears; and

o enhanced sales efforts during the year which led to increased sales in higher-end diamond products to our major customers.

The Company expects to see moderate growth in overall sales volumes in fiscal 2008, with an increase of 3% projected as compared to fiscal 2007.

   Cost of sales for Fiscal 2007 was $17,039,635 with a gross margin of 24.7% compared to $13,652,307 with a gross margin of 23% for Fiscal 2006. The increase in cost of sales is largely consistent with the increased sales for the year. Due to significant upward movements in gold prices during the year, product costs increased. However, the Company was able to increase the selling prices to offset the increased costs. In addition, the abolishment of the exercise tax during the year means the Company was able to recognise some economies in purchasing. As a result, the gross profit margin improved from that of fiscal 2006.

   Cost of sales includes the cost of inventory sold, inbound freight, duties, taxes and brokerage, jewellery packaging sold with the product, agency fees, and the gain/loss on settlement of inventory purchases as discuss above.

   The Company's gross margin may not be comparable to others as the costs of freight and shipping are included in our selling, general, and administrative expenses. Freight and shipping totaled $310,721compared to $315,966 in the prior year.

   General administrative costs increased by $337,128 or 11% from $2,950,967 in Fiscal 2006 to $3,288,095 in Fiscal 2007. The changes were primarily a result of

      o Salary and Wages: an increase of $419,899 or 23%. The increase is a combination of a few factors. The main reason being, that during the year the Company opened a new sales office in Toronto. With the exception of one staff member, all the staff in the Toronto office was newly hired during fiscal 2007. In addition, due to increased sales, we employed more warehouse casual staff and more overtime was also incurred. Lastly, there was a salary increase to the CFO/VP Operations effective April 1, 2006.

      o Rent: an increase of $55,672 or 31%. Again, the establishment of the Sales Office in Toronto during the year contributed to the increase in rent.

      o Legal and accounting: an increase of $99,110 or 63%. The increase is mainly due to audit fees for fiscal 2006 being much higher than what was accrued in fiscal 2006. Thus, the under-accrued portion was expensed in the current year. In addition, legal fees also increased as a result of new consignment agreements with some of our major customers.

      o Bad debts: There was a credit balance of $108,546 as compared to a debit balance of $127,180 in 2006. This significant decrease in bad debt expense offset the above increases to a large extent. The decrease in bad debts is a result of write back of previous years' provisions as well as recovery of some accounts, which were provided for in 2007.

Overall, as a percentage of sales, administrative expenses decreased to 14.5% 2007 from 16.7% in 2006.

   Selling and delivery expenses increased by $149,461 or 18% to $970,720 in Fiscal 2007 from $821,259 in fiscal 2006, as a result of:

      o Sales Commission - increased by $118,788 or 49% in fiscal 2007 mainly due to an overall general increase in sales during the year and a sum of commission paid to establish the Quebec sales territory.

      o Advertising - increased by $62,172 or 101%. The Company spent higher costs in advertising costs, for example, high-end catalogues were produced to promote the Golden Moments and Dream Catchers programs during the year. In addition, tradeshow activities were also expanded during the year.

Overall, as a percentage of sales, selling and delivery expenses decreased to 4.3% from 4.6% in 2006.

   Interest and bank charges for Fiscal 2007 increased $212,115 or 28% to $964,633 when compared to the Fiscal 2006 amount of $752,518. The Company continued to rely on its increased banking facilities throughout fiscal 2007. The average balance in its bank line increased during fiscal 2007 by approximately $145,403. The higher banking facilities were required to finance the increased inventory levels to support the increased sales volumes during the year. The average interest rate paid by the Company for its banking facilities increased from 5.69% in Fiscal 2006 to 6.98% in Fiscal 2007.

   The Company had a net income before provision for income taxes of $294,741. This represents a significant improvement from fiscal 2006, which recorded a loss before tax recovery of $492,621. The improved gross profit margin coupled with a decrease as a percentage of sales in both administrative expenses and selling and delivery expenses resulted in the overall positive net income before tax.

   Tax expense or recovery is determined by entity-based results. Tax expense for the current year is comprised of two portions. During the year, Allura Diamonds Limited was subject to a tax audit by Canada Revenue Agency ("CRA"). As a result, the Company was reassessed for a total of $76,469 in additional income tax payable relating to its fiscal years 2004, 2005 & 2006. Interest and penalties totaling $14,882 were also levied by the CRA. Subsequent to the year-end, the Company filed an objection notice on the reassessment and claimed for a refund of the full amount assessed. Subsequent to the release of the Audited Financial Statements the CRA advised that it has reviewed the Company's claim and has confirmed that there will be a reversal in full for the disallowed interest, accounting fees and audit fees. The final re-assessment has not yet been received however at that time it is expected that installment interest and penalties will also be reversed. The balance of $18,000 is the provision for income tax expense arising from Allura International Inc. taxable income estimated for the current year. As disclosed in Note 7 to the Company's consolidated financial statements, the Company has substantial tax losses that could be used to offset future taxable income. However, the tax benefit of these losses has been offset by a valuation allowance of the same amount due to the uncertainty of their realization.

The Company's net income of $200,272 represents a significant improvement from the net loss of $389,759 in fiscal 2006.

FISCAL 2006 V. FISCAL 2005

   Sales for the fiscal year ended March 31, 2006 ("Fiscal 2006") were $17,719,672 compared to $18,252,286 for the fiscal year ended March 31, 2005 ("Fiscal 2005"), a decrease of $532,614 or 3%. The Fiscal 2006 sales decrease is not significant but is primarily a result of:

      o uncertainty in the market due to volatility in the gold price which significantly impacts the price of gold based jewellery and

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

   Cost of sales includes the cost of inventory sold, inbound freight, duties, taxes and brokerage, jewellery packaging sold with the product, and the gain/loss on settlement of inventory purchases as discuss above. The Company's cost of sales may not be comparable to others as the costs associated with purchasing and receiving and warehousing are included in our selling, general and administrative expenses as the amounts are not material. Purchasing and receiving costs approximate $48,000 (2005: $48,000) and warehousing costs approximate $16,000 (2005: $16,000).

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

   The put options are exercisable after July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The put options entitle the holders to put the shares to the Company for the lesser of their fair value (estimated at $57,600 at March 31, 2007 (2006: $52,600; 2005: $64,000)) and the
original proceeds received under the unit offering ($500,000). The common share put options were outstanding as at September 15, 2007.

   The Company has presented its obligation under this put as a current liability as disclosed in Note 2.

BANK FINANCING

   The Company's subsidiaries IBB and ADL (collectively the "Borrowers") currently have "Revolving Demand Loan" credit facilities ("Overdraft Loan") with HSBC to a combined maximum principal of $11,000,000 (2006: $6,500,000) with a $1,400,000 onetime bulge ("Onetime Bulge") in effect March 31, 2006 to March 31, 2007 and with an annual $1,100,000 bulge in effect from July 1 to December 31 each year (the "Seasonal Bulge").

   In fiscal 2006, the Company also had available an additional $900,000 one time bulge from July 15, 2004 to June 30, 2005 ("Additional Bulge"), plus a secondary additional $1,600,000 one time bulge from March 31, 2005 to June 31, 2005 ("Secondary Additional Bulge")

   Subsequent  to  year-end,  the  demand  overdraft  loan  facilities  totaling
$11,000,000 were retroactively renewed except that the Onetime Bulge was extended to May 1, 2007 and the Annual Seasonal Bulge was provided on a one-time basis from May 1, 2007 to December 31, 2007.

   The credit facilities are subject to certain margin requirements as defined in the Overdraft Loan offer letter from HSBC dated July 14, 2000, amended on August 9, 2001, and subsequently amended on August 28, 2002, October 8, 2002, March 18, 2003, July 31, 2003, July 2, 2004, July 19, 2004, March 31, 2005, July
13, 2005,  April 12, 2006, July 28, 2006,  November 21, 2006,  April 4, 2007 and
May 28, 2007 collectively referred to as the Company's "Banking Agreement".

   The margin requirements as defined by the Banking Agreement are as follows:

   The amount outstanding under the overdraft loan will not, at any time, exceed the sum of:

      o 50% of the value of Acceptable Inventory, up to a maximum margin contribution of $4,000,000 for the period of January 1 - June 30 Annually, including a $1,500,000 sub-limit for Allura Diamonds Limited and increased to $4,550,000 for July 1 - December 31 annually (amended on a one-time basis to $5,050,000 for the period of May 1, 2007 to

            December 31, 2007); plus

      o 50% of consignment inventory limited to a maximum of $1,700,000 subject to the following sub limits; Bay/Zellers $1,500,000; Sears $1,000,000, Charm $100,000; Ben Moss $175,000; plus

      o 75% of the amount of Acceptable Accounts Receivable; plus 80% of the amount of Acceptable Accounts Receivable approved by the Bank as a "Major" account, and insured by Euler American Credit Indemnity Company ("Euler"), plus 90% of the amount of Acceptable Accounts receivable insured by Euler for 100% of the account receivable for a 90% pay out; plus

      o     100% of the sum of Acceptable Credit Instruments;

      o An $800,000 allowance for the mortgages given in support of the guarantee.

   The Company's borrowings bear interest at a rate equal to Canadian prime plus 1/8% on the first $1,000,000 (Fiscal 2006: $1,000,000) and prime plus 1% on the balance. The prime interest rate on these loans at year-end was 6.0% (Fiscal 2006: 5.5%) and 6.25% as at September 15, 2007. The loans are collateralized by a general security agreement creating a first floating charge over all assets, a general assignment of book debts, an assignment of inventory under Section 427 of the Bank Act, a guarantee from a shareholder for $4,000,000 supported by a standby letter of credit for $1,000,000 (Fiscal 2006: $1,000,000), guarantees by certain other shareholders to a maximum of $800,000, collateralized by certain of these shareholders' residential real estate and an assignment of insurance on the life of the president in the amount of $800,000.

   The terms of the demand overdraft loan agreement facility requires the Company to maintain certain covenants which include Debt to Tangible Net Worth and Current Ratios. These covenants are amended from time to time by the bank.

   During fiscal 2007, the Company was required to inject shareholders' equity and/or debt subordinate to its bank indebtedness in the minimum amount of $500,000 (decreased from an originally requested injection of $1,500,000) prior to March 31, 2007. On April 4, 2007, a company controlled by one of the Company's shareholders provided a standby letter of credit expiring October 10, 2007; subsequently amended to expire November 1,2007, in favour of the Company's bank. This letter of credit satisfied the bank's requirement for additional shareholders' equity and/or subordinated debt.

   Under the terms of the demand overdraft loan facilities, the Company must maintain a Debt to Tangible Net Worth ratio not exceeding 2.5 to 1 (amended to 3.0 to 1 subsequent to the year-end) and Ratio of Current Assets to Current Liabilities not less than 1.3 to 1 on a consolidated entity basis as defined by the bank at each year-end when the loan is outstanding. As at March 31, 2007, the Debt to Tangible Net Worth Ratio and ratio of Current Assets to Current
Liabilities were 3.64 to 1 and 1.17 to 1 (2006: 3.58 to 1 and 1.19 to 1), respectively. Notwithstanding this technical default, the Bank has currently agreed not to take any steps with regard to this default, although this does not constitute a waiver nor does it prejudice any of the bank's other rights and remedies under the facilities.

   There can be no assurance that the Company's bank will continue to forebear rather than exercise the remedies available to it under these facilities.

   The Company expects to see cash flow improvement but will continue to rely on its bank financing to maintain operations and to finance potential increases in revenues and expansion of customer programs. The Company expects cash flow to be provided by operations in fiscal 2008. However, it will continue to depend on bank financing at its current level to expand its business into new areas. For the year ended March 31, 2007, the combined overdraft loan amounted to $11,579,643.

ACCOUNTS RECEIVABLE

   The Company's account  receivables net of allowances for doubtful accounts as
at  March  31,  2007  were  $4,479,708.   The  balance  in  accounts  receivable
represented 19.8% of net sales for Fiscal 2007.

INVENTORY

   The Company's inventory as at March 31, 2007 was $13,532,378 or 59.8% of net sales for Fiscal 2007 compared to $12,087,351 or 68.2% of net sales for Fiscal 2006. Inventory continues to reflect a high percentage of net sales because it reflects (i) the Company's commitment to ensure customers orders can be turned around in a short period from the time the order is placed with the Company to the time it is delivered, (ii) the increases in replenishment programs with customers from Fiscal 2005 have continued through Fiscal 2006 and 2007, and with these programs the Company must ensure sufficient inventory is available at all times to achieve maximum ship value on each order (iii) the customers' higher fulfillment targets for each purchase order delivered and (iv) Fiscal 2005's increase of $1 million in consignment goods under consignment agreements resulting from customers store and program expansion have continued into Fiscal 2006 and 2007. ADL continues to expand and develop its product line to increase selection and availability in the market place. Inventory has increased over the prior year as a result of a new diamond program offered to some of the Company's major customers and increased sales in high-end diamond products to its major/mini major customers.

   The Company expects its inventory levels to reduce significantly in future periods as the Company works to liquidate some of the old inventory and towards a just-in-time purchasing system. Subsequent to the fiscal year end, the Company sold/melted for scrap approximately $517,000 of overstock inventory at book value to reduce its inventory levels. The recovered gold was subsequently sold to the refiner for the then market price.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

   The Company's accounts payable and accrued liabilities as at March 31, 2007 were $3,931,860 compared to $4,197,618 for Fiscal 2006. The Company made an effort to keep supplier accounts up to date and to ensure it fulfils its obligations in a timely manner. The Company does not anticipate any difficulties in settling these obligations.

OBLIGATION UNDER CAPITAL LEASE

   During the year, the Company sold certain equipment. There was no material gain on the transaction. The Company then immediately leased back this equipment by entering into a lease agreement. The capital lease has a four-year term, expiring in 2011, with imputed interest rate of approximately 6.25% per annum. The leased equipment is amortized on a straight-line basis over the lease term. Details can be found under Tabular Disclosure of Contractual Obligations in F below.

CAPITAL COMMITMENTS

   Except for anticipated aggregate lease payments for both IBB and ADL of approximately $709,000 over the next five years, the Company has no other significant capital commitments as of September 30, 2007. The Company anticipates that cash flow from operations, as well as borrowings available under current Overdraft Loan Facilities will be sufficient to satisfy the operating needs for the next twelve months.

U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

   There are no material differences between Canadian GAAP and U.S. GAAP as applicable to the Company's operations and financial statements, including disclosure items as disclosed in Note 15 to the Company's consolidated financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

   The Company does not conduct research and development and holds no patents or licenses.

D. TREND INFORMATION

See "Item 4. - Information on the Company, - Part B., Business Overview"

E. OFF-BALANCE SHEET ARRANGEMENTS

There are no known significant off-balance sheet arrangements other than those disclosed in Item 10 Section 3 under "Investment Agreement" and as disclosed in
Note 10 of our audited consolidated financial statements for the year ended March 31, 2007.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes all of the outstanding obligations of the Company's continuing operations as of March 31, 2007 by the year that they become due. We expect to fund these obligations from operating income and equity/debt financing:

---------------------------------------------------------------------------------------------------------------------------
                                                                               PAYMENTS DUE BY PERIOD
                CONTRACTUAL OBLIGATIONS                   -----------------------------------------------------------------
                                                                         LESS THAN 1                            MORE THAN 5
                                                             TOTAL          YEAR        1-3 YEARS   3-5 YEARS      YEARS
---------------------------------------------------------------------------------------------------------------------------
Short-Term Debt Obligations                               $11,579,643    $11,579,643           --          --            --
---------------------------------------------------------------------------------------------------------------------------
Long-Term Debt Obligations                                         --             --           --          --            --
---------------------------------------------------------------------------------------------------------------------------
Capital (Finance) Lease Obligations                       $   342,384    $    92,702    $ 171,142    $ 78,540            --
---------------------------------------------------------------------------------------------------------------------------
Operating Lease Obligations                               $   708,525    $   191,834    $ 387,746    $128,945            --
---------------------------------------------------------------------------------------------------------------------------
Purchase Obligations                                               --             --           --          --            --
---------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities Reflected on the Company's
Balance Sheet under the GAAP of the primary financial
statements                                                         --             --           --          --            --
---------------------------------------------------------------------------------------------------------------------------
TOTAL                                                     $12,630,552    $11,864,179    $ 558,888    $207,485            --
---------------------------------------------------------------------------------------------------------------------------

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

H. LEGAL PROCEEDINGS

   As at September 30, 2007, there are no legal proceedings to which the Company is a party or to which its properties are subject. The Company does not know of any legal proceedings that are contemplated.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

   The following table sets out the full name, age, and function in the Company of the directors, executive officers and key employees of the Company as of September 15, 2007.

   On September 26th, 2007, the Directors on the Board of Directors were re-nominated to stand for election to the Board. All nominated Directors were re-appointed effective September 26th, 2007.

----------------------------------------------------------------------------------------------------
                                                                                           POSITION
      NAME           AGE                          POSITIONS                               HELD SINCE
----------------------------------------------------------------------------------------------------
Jeremy Bowman         56    Director, President, CEO and acting CFO (1) of Allura            1988
                            International Inc.
----------------------------------------------------------------------------------------------------
Sheila Bowman         49    Director, Secretary, and Treasurer                               1988
----------------------------------------------------------------------------------------------------
Frank Kovacs          54    Director                                                         1998
----------------------------------------------------------------------------------------------------
Thomas Weckman        53    Director and V.P. of Allura Diamonds Limited                     1994
----------------------------------------------------------------------------------------------------
Tina VanderHeyden     55    Director                                                         1999
----------------------------------------------------------------------------------------------------
Dave Wall             56    Director                                                         2003
----------------------------------------------------------------------------------------------------
Cameron Gillies       42    Senior V.P                                                       2006
----------------------------------------------------------------------------------------------------
Lan Shangguan         37    V.P of Finance                                                   2007
----------------------------------------------------------------------------------------------------
Emily Tsen            41    Chief Financial Officer /V.P. Operations                         1996
----------------------------------------------------------------------------------------------------

   Jeremy Bowman has been the President, CEO and Director of the Company since 1988. He is also a 25% Owner/Director of The Black Bear Pub Limited in Nanaimo, B.C., Canada, a restaurant, bar and liquor store. (1) Mr. Bowman was appointed acting CFO effective June 30th 2007

   Sheila Bowman has been the Secretary and Treasurer and a Director of the Company since 1988. She is also a 25% Owner/Director of The Black Bear Pub Limited in Nanaimo, B.C., Canada, a restaurant, bar and liquor store.

   Frank Kovacs is the Managing Director of International Bullion & Metal Brokers (London) Limited, incorporated in the United Kingdom, a leading jewellery distribution company with over 30 years trading history. He has also been a Director of the Company since 1988.

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

   Emily Tsen has served as the Chief Financial Officer of the Company since 1999 and previously as its Controller since 1996. In December 2003 she was further given the title of Vice President Operations. She received her Chartered Accountant designation in British Columbia in 1993.

   Cameron Gillies joined the Company in October 2006 as Senior Vice President. He is currently responsible for sales and marketing for the Company, together with management of the Halifax and Toronto offices.

   Lan Shangguan joined the Company as V.P Finance in March of 2007. She is responsible for undertaking all duties of the Company relating to Finance and Accounting and for the overall running of the accounting department. Her position currently reports to the CFO/VP Operations. She received her Australian CPA designation in 1996 and her Chartered Accountant designation in British Columbia in 2002.

   Each director serves until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified or until such earlier time as such director may resign or be removed. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

   There are no arrangements or understandings between the director and any other person regarding such director or officers election to serve in his or her official capacity on behalf of the Company. The Shareholders' Agreement entitles Business Development Bank of Canada ("BDC') to select a nominee for the Board of Directors as long as BDC holds at least 300,000 Common Shares in the Company. As at September 15, 2007, BDC has not selected a nominee for the Board of Directors.

The Company has employment agreements with all of its senior management.

The Company's business is substantially dependent on the efforts and abilities of Jeremy Bowman, its Chief Executive Officer. The loss of Mr. Bowman's services may have a material adverse effect on the Company's business. The Company has an employment agreement currently in place with Mr. Bowman. The Company does not maintain any key man life insurance on Mr. Bowman's life.

B. COMPENSATION OUTSTANDING

   The Company paid aggregate compensation of $514,000, $492,000, and $607,500 to all directors and officers as a group during the fiscal years ended March 31, 2007, 2006, and 2005, for services in all capacities. There were no funds set aside by the Company during the fiscal year ended March 31, 2007 to provide pension, retirement or similar benefits for officers or directors.

   On October 30, 1999, the Company approved stock options to be issued to employees and consultants of the Company. Total options granted by the Company and still outstanding as at March 31, 2007 were, 140,000 and were granted to a director of the Company. Each option is convertible into a share of the Company's common stock. As at March 31st 2007 the options, which have a weighted average exercise price of CDN$1.58 had a 0.28 weighted average remaining life. As at Sept 30, 2007 the 140,000 options had expired.

   The Company has a standard arrangement for the payment of fees to three directors of the Company for acting in such capacity. Directors are reimbursed for all expenses necessary for travel and attendance at meetings. Total payments of $18,200 during Fiscal 2007 to directors for acting in such capacity are included in the aggregate compensation disclosure discussed above.

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

   The Audit Committee is comprised of the following members as at September 30, 2007: Sheila Bowman, Tina VanderHeyden, Dave Wall and Frank Kovacs. The Audit Committee chair is Sheila Bowman.

   The Audit Committee holds meetings four times a year and its primary mandate is to facilitate the Company's corporate governance and protect the interest of shareholders by overseeing the financial reporting process and monitoring the responsibilities of the Company's management team as well as its Board of Directors.

   The Compensation and Human Resource Committee is comprised of the following members as at September 30, 2007: Tina VanderHeyden, Frank Kovacs, and Dave Wall. The Compensation and Human Resource Committee chair is Tina VanderHeyden.

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

D. EMPLOYEES

   At March 31, 2007, the Company employed thirty-eight persons on a full time basis. As at September 15, 2007, there were forty-four persons employed on a full time basis and one on a permanent part-time basis. The full time employees comprise of ten employees in finance and administration, sixteen in sales and merchandising, and eighteen in inventory warehouse. Four full time employees are employed in the

Halifax office, eight are employed in the Toronto office, and thirty-two are employed in the Vancouver office. The permanent part-time employee is in finance and administration. As at Sept 15, 2007 the Company employed seven people on a temporary part time basis.. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

   As at March 2007 the company employed a V.P of Finance to provide oversight and undertake management duties for the Finance and Accounting departments.

   In October 2006 the company employed a Senior Vice President to be responsible for sales and marketing for the Company, together with management of the Halifax and Toronto offices.

   As at October 4, 2006, the Company employed a Corporate Accountant to undertake responsibilities in the finance and accounting department.

   During Fiscal 2007, on average the Company employed twelve temporary part time employees to cover off seasonal requirements.

E. SHARE OWNERSHIP

   The share  ownership  of the persons set forth in Item 6.B above is disclosed
in  "Item  7.  Major   Shareholders  and  Related  Party  Transactions  -  Major
Shareholders" below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

   As far as is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information, as at September 30, 2007, concerning (i) persons and companies that own of record or are known by the Company to own beneficially, directly or indirectly, more than 5% of the outstanding Common Shares and (ii) beneficial ownership of outstanding Common Shares by all directors and executive officers of the Company.

--------------------------------------------------------------------------------------------------
                                                          Number of Shares          Percentage of
             Name of Shareholder                      Beneficially or Directly          Class
                                                               Owned
--------------------------------------------------------------------------------------------------
International Bullion & Metal Brokers Ltd.(1)                        2,083,334              41.01%
--------------------------------------------------------------------------------------------------
Bowman Family Trust ("Trust")(2)                                     1,775,000              34.94%
--------------------------------------------------------------------------------------------------
Jeremy C. Bowman(3)                                                    154,167               3.03%
--------------------------------------------------------------------------------------------------
Sheila P. Bowman(4)                                                    154,167               3.03%
--------------------------------------------------------------------------------------------------
Thomas Weckman(6)                                                       83,334               1.64%
--------------------------------------------------------------------------------------------------
B.D.C Capital Inc(5)                                                   113,379               2.23%
--------------------------------------------------------------------------------------------------
Emily Tsen (7)                                                           9,334                 (*)
--------------------------------------------------------------------------------------------------
Executive Officers and Directors as a group (7)                      4,372,715              86.07%
--------------------------------------------------------------------------------------------------

(1) International Bullion & Metal Brokers Limited ("International Bullion") is a corporation formed under the laws of England of which Frank Kovacs is a Director. Frank Kovacs is also a Director of the Company.

(2) Although not a beneficiary of the trust, Jeremy Bowman, the Company's President and CEO, is one of the three Trustees of the Trust. Sheila Bowman is a beneficiary of the Bowman Family Trust. The other beneficiaries are the children of Mr. Bowman.

(3)   Jeremy Bowman is the Company's President, CEO and a Director.

(4)   Sheila Bowman is the Secretary, Treasurer and a Director of the Company.

(5) The Business Development Bank of Canada through B.D.C Capital Inc is a venture capital shareholder owning 113, 379, or 2.2% of outstanding shares. B.D.C has the right to appoint a representative to the Board of Directors of the Company. Currently it has not exercised the right to do so.

(6)   Thomas Weckman is Allura Diamonds Limited's Vice-President and a Director.

(7)   Emily Tsen is the CFO, and VP Operations

*     Less than 1% of class.

The Company's major shareholders do not have different voting rights. However, some of these shareholders are subject to a shareholders agreement as described below.

There has been no significant change in the percentage ownership held by any major shareholders during the past three years.

   As at September 30, 2007 there was no trading market for the Common Shares in the United States or Canada. The following table indicates the approximate number of record holders of Common Shares, the number of record holders of Common Shares with United States addresses and the portion and percentage of Common Shares so held in the United States.

--------------------------------------------------------------------------------------
TOTAL NUMBER     NUMBER OF US REGISTERED   NUMBER OF US COMMON
 REGISTERED              HOLDERS                  SHARES          PERCENTAGE OF CLASS
--------------------------------------------------------------------------------------
         114                        45                  30,156                   0.59%
--------------------------------------------------------------------------------------

   The computation of the number and percentage of Common Shares held in the United States is based upon the number of Common Shares held by record holders with United States addresses. United States residents may beneficially own Common Shares held of record by non-United States residents.

SHAREHOLDERS' AGREEMENT

   The Company has entered into a shareholders' agreement ("Shareholders Agreement") with shareholders individually holding at least 5% of the outstanding shares of the Company on July 25, 2000. The Shareholders' Agreement requires that board approval be obtained prior to:

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

   The Shareholders' Agreement had provided that as long as BDC hold at least 300,000 shares (after consolidation equivalent to 100,000 shares), the Company was to proceed with any of the following matters only with prior written consent of BDC:

      o declare or pay dividends, redeem or repurchase any shares or make any distribution in respect of shares,

      o loan any money, provide guarantees or assume liability for the debts or obligations of any other persons or pay any shareholder, or

      o     any initial public offering by the Company.

   The Shareholders' Agreement also provided that, subject to the satisfaction of certain conditions, until the earlier of the first anniversary of the date of the Shareholders' Agreement, being July 25, 2000 or the occurrence of an initial public offering by the Company, (the "initial preemptive date") and subject further to BDC holding at least 300,000 shares (After consolidation equivalent to 100,000 shares), if the Company proposed to effect an offer and sale of its securities, the Company was obliged to first offer BDC the opportunity to purchase, and BDC, in its sole discretion could purchase, all or a portion of such securities from the Company up to a maximum of $2,000,000 of the proposed aggregate offering price. BDC did not exercise this right within the specified time frame therefore the option expired. After the initial preemptive date and prior to the termination of the Shareholders' Agreement by virtue of the Company completing a qualified public offering, BDC has the right, except for certain excepted transactions, to participate pro-rata in any securities offerings affected by the Company.

   As far as is known to the Company, there are no arrangements the operations of which may at a subsequent date result in a change of control of the Company.

B.    RELATED PARTY TRANSACTIONS

   No key management personnel of the Company or any shareholder of record owns either beneficially, directly or indirectly, more than 5 percent of the issued and outstanding Common Shares (including options) of the Company, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction with the Company except for those in the normal course of the business and as disclosed in the Company's financial statements, or in any proposed transaction, since the beginning of the Company's last fiscal year up to the date of the Report.

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

   The Company declared its first dividend on September 6, 2005 for all shareholders on record as at September 6, 2005. The dividend of USD$.01 per share (Equivalent to USD$.03 after consolidation) was paid September 8, 2005. The Company's four largest shareholders waived their dividends choosing to retain the funds in the Company to grow the business

B. SIGNIFICANT CHANGES

   No significant changes have occurred since the date of the annual financial statements included in the Report.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS/MARKETS

   There is no trading market for the Company's Common Stock and there can be no assurance that a trading market will develop, or, if such a trading market does develop that it will be sustained. To the extent that a market develops for the Common Stock at all, of which there can be no assurance, it will likely appear in what is customarily known as the "pink sheets" or on the "FINRA" formally know as "NASD" Over the Counter Electronic Bulletin Board, which may limit the marketability and liquidity of the Company's Common Stock.

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

C. MATERIAL CONTRACTS

SHAREHOLDERS' AGREEMENT

   The Company has entered into a shareholders' agreement ("Shareholders' Agreement") with shareholders individually holding at least 5% of the outstanding shares of the Company on July 25, 2000. The Shareholders' Agreement requires that board approval be obtained prior to:

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

   The Shareholders' Agreement provides that as long as BDC hold at least 300,000 shares, (Equivalent to 100,000 after consolidation) the Company was to proceed with any of the following matters only with prior written consent of
BDC:

      o declare or pay dividends, redeem or repurchase any shares or make any distribution in respect of shares,

      o loan any money, provide guarantees or assume liability for the debts or obligations of any other persons or pay any shareholder, or

      o     any initial public offering by the Company.

   After the initial preemptive date and prior to the termination of the Agreement by virtue of the Company completing a qualified public offering, BDC has the right, except for certain excepted transactions, to participate pro-rata in any securities offerings effected by the Company.

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

   The put options are exercisable after July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The put options entitle the holders to put the shares to the company for the lesser of their fair value (estimated at $57,600 at March 31st 2007, 2006: $52,600,2005: $64,000, 2004:
$55,600)) and the original proceeds received under the unit offering ($500,000). The common share put option was still outstanding as at September 30, 2007

CAPITAL LEASE

During the year, the Company sold certain equipment. There was no material gain on the transaction. The Company then immediately leased back this equipment by entering into a lease agreement. The capital lease has a four-year term, expiring in 2011, with imputed interest rate of approximately 6.25% per annum. The leased equipment is amortized on a straight-line basis over the lease term. The Capital Lease Obligation for the term to 2011 is $303,812 (net of Interest).

LEASES FOR PREMISES

The Company entered into a lease on June 22, 1998, with a partnership of which Jeremy Bowman, the Company's President, CEO and director, was a partner. The lease was for premises at its Vancouver office on 1555 West 8th Avenue, Vancouver, B.C., V6J 1T5, Canada which it leases for $9,400 per month plus expenses. The Company moved to these premises in June 2000. The lease was renewed with the same terms at the reduced rate of $9,371 during June 2005. In January 2006, Mr. Bowman, sold his interest in the building and the building was then leased from the new owners on an arms length basis.

   On May 27th, 2002, the Company leased an office in Halifax on a five year fixed term starting July 1st,

2002 at $1,100 per month plus applicable taxes. The lease was subsequently renewed for a further term ending June 2009. The Halifax lease has a 90-day cancellation provision for the benefit of ADL only. Previously the premises were leased on commercially agreed terms, from Torrington Bay Investments Limited, in which Tom Weckman, the President of ADL, has an interest. During 2006 , Torrington Bay Investments sold its interest in the building and the building was then leased from the new owners on an arms length basis. The premises in Halifax are located at Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6 and contain 1,136 square feet of office space.

   Starting in July 2006 the Company leased an office in North York ("Toronto") on a five year fixed term at $4,421 per month plus applicable taxes. In July 2007 the cost of the lease was reduced to $4,136 per month for the balance of the term, and starting in August 2007 a further 1,148 square feet were leased for an additional $1,148 per month, bringing the total cost of the lease to $5,284 per month. In May 2008 the lease cost will go up by $813 per month for the balance of the lease. The premises were leased on commercially agreed terms, from an arms length party. The premises in Toronto are located at Suite #100 and #101, 1 Valleybrook Drive, Toronto Ontario and contain a total of 3,430 square feet of office space.

STOCK OPTION PLAN

The Company implemented the Allura International Inc. 2000 Stock Option Plan ("Plan") during January 2000. The Company's Board of Directors administers the Plan. The maximum aggregate number of shares, which may be optioned and sold or otherwise awarded under the Stock Option Plan, is 1,000,000 shares.

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

   At March 31, 2007 and 2006, the Company's accounts payable and accrued liabilities included the following foreign currency denominated amounts:

                                                      2007            2006
                                               -----------     -----------

U.S.                                           $ 2,512,552     $ 2,499,095
Euro                                               185,757         389,482
GBP                                                  9,499           4,774

INTEREST RATE SENSITIVITY

   The Company's bank indebtedness bears floating interest rates. This exposes the Company to the risk of changing interest rates that may have a detrimental affect on its earnings in future periods. The Company has estimated that if interest rates were to increase by 1%, it would have paid an additional $97,800 in interest cost in fiscal year 2007. The Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time. The Company's interest earning investments are short term. Thus, any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial.

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

FAIR VALUE

   The Company has various financial instruments including receivables, bank indebtedness, payables and accruals, capital lease obligations and bonus payables.

   The carrying value of the capital lease obligation approximates its fair market value due to the fact that the obligation bears interest at a rate which approximates current market rates. The carrying value of the other financial instruments approximates their fair value due to their short-term nature.

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

   During fiscal 2007, the Company was required to inject shareholders' equity and/or debt subordinate to its bank indebtedness in the minimum amount of $500,000 (decreased from an originally requested injection of $1,500,000) prior to March 31, 2007. On April 4, 2007, a company controlled by one of the Company's shareholders provided a standby letter of credit expiring October 10, 2007, subsequently expiring November 1,2007, in favour of the Company's bank. This letter of credit satisfied the bank's requirement for additional shareholders' equity and/or subordinated debt.

Under the terms of the demand overdraft loan facilities, the Company must maintain a Debt to Tangible Net Worth ratio not exceeding 2.5 to 1 (amended to 3.0 to 1 subsequent to the year-end) and Ratio of Current Assets to Current Liabilities not less than 1.3 to 1 on a consolidated entity basis as defined by the bank at each year-end when the loan is outstanding. As at March 31, 2007, the Debt to Tangible Net Worth Ratio and ratio of Current Assets to Current
Liabilities were 3.64 to 1 and 1.17 to 1 (2006: 3.58 to 1 and 1.19 to 1), respectively. Notwithstanding this technical default, the Bank agreed not to take any steps with regard to this default, although this does not constitute a waiver nor does it prejudice any of the bank's other rights and remedies under the facilities.

There can be no assurance that the Company's bank will continue to forebear rather than exercise the remedies available to it under these facilities.

Subsequently, as at July 31, 2007 the company was in compliance with Covenants, however, there can be no assurance that it will be in the future.

   The Company expects to see cash flow improvement but will continue to rely on its bank financing to maintain operations and to finance potential increases in revenues and expansion of customer programs. The Company expects cash flow to be provided by operations in fiscal 2008. For the year ended March 31, 2007, the combined overdraft loan amounted to $11,579,643. The demand overdraft loan agreement facility was renewed on November 21, 2006, April 4, 2007 and subsequently May 28, 2007

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

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

   During the annual report period, we carried out an evaluation, under the supervision and with the participation of our senior management, including Chief Executive Officer, Jeremy Bowman (Acting CFO as of June 30, 2007), and the V.P Finance, Lan Shangguan of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F filed with the SEC is recorded, processed, summarized and reported in a timely manner. Based upon that evaluation, our management, including the Chief Executive Officer, the acting Chief Financial Officer and the V.P Finance concluded that our disclosure controls and procedures, are not effective in alerting them in a timely manner to material information relating to the Company and required to be included in the our periodic SEC filings, given the matters identified below. Since the audit the Company's management has been making changes to the disclosure controls and procedures and continues to do so.

During the audit of the 2007 financial statements the Company's management and auditors identified the following MATERIAL WEAKNESSES in internal controls over financial reporting:

            (I)   RECORDING JOURNAL ENTRIES

            Recording of Journal entries was not restricted to appropriate people and were not always reviewed prior to posting. Given that senior financial personnel are responsible for recording journal entries, adequate review of the entry is not done to ensure proper posting.

            Without restrictions to appropriate people, unauthorized postings could arise due to fraud or error. Lack of a review and approval process of Journal entries further increases the likelihood of error.

            Management has a plan in place to review user access rights and user groups to ensure appropriate user restrictions are in place and adequate segregation of duty is upheld. Going forward management will implement a review process for all entries prior to posting and will document and maintain records of approval.

            (II)  INVENTORY COSTING

            IBB: Variances between the system cost price and the invoice total price on fixed-cost items can arise. There is a lack of consistency both in investigating these differences and in which individual is responsible for doing the investigation.

            Vendor master files are not reviewed on a consistent basis to ensure current validity of additional costs such as loss, freight, duty and labour. Given the total value of the inventory relative to net income, small valuation errors could significantly impact period net income.

            ADL: Review of inventory costing noted inconsistencies between standard cost and per unit cost of components when transferred out of raw materials into finished goods. There is no effective comparison between standard cost and unit cost, which could lead to errors in period net income.

            Accurate inventory valuation is a key component of monitoring margins on product sales and could lead to materially misstated financial statements.

            IBB:The Accounts Payable clerk is responsible for investigating and resolving all invoice variances. If the variance is greater than 3% Purchasing is consulted and is responsible for verifying the difference and taking appropriate action with the vendor. To be more effective in reviewing individual costing variances between fixed-cost items and vendor invoices, programming changes are required to the current system. Management is looking into program change possibilities and will consider the possibility of completing a review of larger vendors and/or more significant product lines on a more regular basis.

            ADL standard and unit costing inconsistencies will be addressed by instituting a protocol to standardize the composition of Standard Cost. The possibility of programming changes to the method of costing for valuation purposes and identification of variances will be investigated. An Accounts Payable procedure for investigating and resolving costing differences will be initiated.

            (III) BANK RECONCILIATIONS

            Due to staffing constraints the booking of sub-ledger to general ledger entries and reconciliations were being undertaken by the corporate accountant without being reviewed by the CFO in a timely manner. Additionally it was observed that bank reconciliations had not been done adequately for several months prior to the year-end. It appeared that the recording of manual cheques was not being done until the cheque had cleared.

            Incomplete bank reconciliations can lead to incorrect cut-off for revenue and expenses at period end and may prevent identification of inappropriate bank transactions. Timely recording of manual cheques are essential.

            Management immediately took steps to complete outstanding bank reconciliations and instituted a policy to perform reconciliations on a monthly basis. Manual cheques are subject to similar control processes as computer generated cheques. The exceptions referred to resulted from an oversight regarding postdated cheques and will be monitored more closely.

            (IV)  ACCOUNTS RECEIVABLE

            Timely investigation, follow up of outstanding unpaid invoices and investigating discrepancies was not being done promptly at all times. Unresolved discrepancies can be more difficult to reconcile and collect and may result in the requirement for higher provision for bad debt.

            Plans are in place to implement more stringent controls in the area of AR. In the new fiscal year Management instituted a procedure to review customer's accounts more regularly to identify and resolve issues in a more timely manner.

            (V)   IT OBSERVATIONS

            A significant number of users had the equivalent of system administration rights in the Encore application. Such privileges make it impossible to implement adequate control of critical functions, commands and menus and to enforce adequate control of segregation of duties in accounting cycles.

            Lack of segregation of duties may lead to possible fraud, incorrect processing or corruption of data.

            Management will carry out a review of users in Encore and limit access and functionality to appropriate users to ensure adequate segregation of duties.

   The material weaknesses above were identified by the auditors Grant Thornton during the March 31, 2007 year-end, and in some cases existed in the prior year's audit. The identified weaknesses are a result of too few members of accounting staff, changes in staff in the accounting department of the company during the prior two years, together with a lack of qualified staff needed to perform segregation of duties and high levels of oversight. In 2006 a Corporate Accountant was hired and in March 2007 a V.P of Finance was brought in to provide the higher level of skills required to remedy the situation. During recent months the CFO has been on extended sick leave, creating a void that was not anticipated. This has caused a setback to the improved oversight and segregation of duties intended. As a result of the CFO's absence effective June 30, 2007 the CEO was appointed acting CFO. Additionally the Audit Chair has been present daily to assist with governance and to perform an independent audit of the new software system to evaluate its functionality and make recommendations to improve its future efficiency and effectiveness in areas of financial reporting and inventory management. The Audit Committee Chair meets regularly with the V.P Finance to review financial results, and then provides consistent reports of findings to the other members of the committee and to the CEO. These reviews provide some degree of compensating controls over the segregation of duties however; do not fully overcome the identified weaknesses that continue to exist at the end of the reporting period.

As mentioned above, on March 5th 2007 the company employed a Chartered Accountant as V.P of Finance to enhance its finance and accounting team. In addition to performing the duties required of her position, together with the acting CFO she has been substantially responsible for the annual audit and oversight of the finance and accounting team in the CFO's absence. One of her duties is to manage the internal control documentation project and provide enhanced segregation of duties, which will form the basis of increased internal control over financial reporting. It is the Company's expectation that with the addition of this level of staffing, these material weaknesses can be addressed and will allow the Company to re-evaluate ways to improve upon its systems and processes.

As part of the process to put into  operations  its program for  complying  with
Section 404 of the Sarbanes Oxley Act of 2002 the Company will evaluate and enhance its procedures where the interpretation of GAAP is involved and will take steps to implement improved accounting processes.

The Company will continue to review the identified internal control weaknesses and consider implementing compensating controls in an effort to mitigate the potential identified risks. The Company is also looking into the hiring of additional staff members to allow for the appropriate segregation of duties and oversight.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

   The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's auditors as detailed in the Mandate of the Audit Committee. The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and for reviewing quarterly and annual financial statements prior to their approval by the full Board.

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

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

--------------------------------------------------------------------------------
                           2007              2006             AGGREGATE FEES
--------------------------------------------------------------------------------
AUDIT FEES               $131,500         **$152,000             $283,500
--------------------------------------------------------------------------------
AUDIT RELATED FEES        $10,350          **$5,000              $15,350
--------------------------------------------------------------------------------
TAX FEES                  $22,050         **$25,610              $47,660
--------------------------------------------------------------------------------
OTHER FEES                  $0                $0                    $0
--------------------------------------------------------------------------------
TOTAL FEES               $163,900         **$182,610             $346,510
--------------------------------------------------------------------------------

      ** Subsequent to the filing date of the 2006 Form 20f final billing for Audit Fees for 2006 were received and paid. Annual Audit Fees reported as a total of $112,736 for the year to date were billed at a total of $152,000, while other fees including the Tax compliance work, SEC specialist review of filing documents and entity review engagements totaled $30,610, for a revised total of $182,610 for 2006.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEES

   The information called for by this Item 16D is not applicable to the Company.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFLILIATED
PURCHASERS

   There have been no purchases of equity securities by the Company or affiliated purchasers.

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. Reconciliation to U.S. GAAP is included therein under note 15 to the financial statements.

The report of independent registered chartered accounting firm, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below. The report of independent registered chartered accounting firm is included herein immediately preceding the respective financial statements, notes, schedules, etc.

                                                 ALLURA INTERNATIONAL INC.
                                                 CONSOLIDATED
                                                 FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)
                                                 MARCH 31, 2007, 2006 AND 2005

CONTENTS

                                                                           PAGE
                                                                           ----
Report of Independent Registered Chartered Accounting Firm                   44

Consolidated Balance Sheets                                                  45

Consolidated Statements of Operations                                        46

Consolidated Statements of Cash Flows                                        47

Consolidated Statements of Shareholders' Equity                              48

Notes to the Consolidated Financial Statements                            49-66

GRANT THORNTON LLP
CHARTERED ACCOUNTANTS
MANAGEMENT CONSULTANTS

                              GRANT THORNTON [LOGO]

      REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTING FIRM
      TO THE SHAREHOLDERS OF
      ALLURA INTERNATIONAL INC.

      We have audited the  accompanying  consolidated  balance  sheets of Allura
      International Inc. as of March 31, 2007, and 2006 and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the years ended March 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allura International Inc. as of March 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years ended March 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

      Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

      Vancouver, Canada                                 /s/ "GRANT THORNTON LLP"
      October 5th 2007                                  Chartered Accountants

Grant Thornton Place
Suite 1600
333 Seymour Street
Vancouver, BC V6B 0A4
T (604) 687-2711
F (604) 685-6569
E  Vancouver@GrantThornton.ca
W  www.GrantThornton.ca

CANADIAN MEMBER OF GRANT THORNTON INTERNATIONAL

ALLURA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)
March 31                                                                    2007             2006
-------------------------------------------------------------------------------------------------
ASSETS
Current
   Cash                                                            $     191,386    $      34,810
   Receivables, net (Note 3)                                           4,479,708        3,710,935
   Inventories                                                        13,532,378       12,087,351
   Income taxes recoverable                                                   --          121,872
   Prepaids                                                              251,355          122,022
                                                                   -------------    -------------

Total current assets                                                  18,454,827       16,076,990

Property and equipment, net (Note 4)                                     405,192          172,592
Goodwill                                                                  26,970           26,970
                                                                   -------------    -------------

Total assets                                                       $  18,886,989    $  16,276,552
                                                                   =============    =============

-------------------------------------------------------------------------------------------------

LIABILITIES
Current
   Bank indebtedness (Note 5)                                      $  11,579,643    $   9,313,354
   Accounts payable and accrued liabilities (Note 6)                   3,931,860        4,197,618
   Income taxes payable                                                  100,822               --
   Obligation under capital lease - current portion (Note 8)              76,113               --
   Obligation under put option (Note 9)                                   57,600           52,600
                                                                   -------------    -------------

Total current liabilities                                             15,746,038       13,563,572

Obligation under capital lease - Non-current (Note 8)                    227,699               --
                                                                   -------------    -------------

Total liabilities                                                     15,973,737       13,563,572
                                                                   -------------    -------------

SHAREHOLDERS' EQUITY

Capital stock (Note 9)                                                 2,545,765        2,545,765
Retained earnings                                                        367,487          167,215
                                                                   -------------    -------------

Total shareholders' equity                                             2,913,252        2,712,980
                                                                   -------------    -------------

Total liabilities and shareholders' equity                         $  18,886,989    $  16,276,552
                                                                   =============    =============

-------------------------------------------------------------------------------------------------
Commitments (Note 10)
Subsequent event (Note 16)

        See accompanying notes to the consolidated financial statements.

ALLURA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in Canadian dollars)
Years Ended March 31                        2007                         2006                         2005
----------------------------------------------------------------------------------------------------------------------
Net sales                         $  22,638,034         100%   $  17,719,672         100%   $  18,252,286         100%

Cost of goods sold (Note 2(c))       17,039,635        75.3       13,652,307        77.0       13,154,241        72.1
                                  -------------    --------    -------------    --------    -------------    --------

Gross profit                          5,598,399        24.7        4,067,365        23.0        5,098,045        27.9
                                  -------------    --------    -------------    --------    -------------    --------

Expenses
   Administrative (Note 17))          3,288,095        14.5        2,950,967        16.7        3,248,196        17.8
   Depreciation and
     Amortization                        76,827         0.3           46,680         0.3           64,874         0.3
   Selling and delivery
     (Note 17))                         970,720         4.3          821,259         4.6          785,176         4.3
                                  -------------    --------    -------------    --------    -------------    --------

                                      4,335,642        19.1        3,818,906        21.6        4,098,246        22.4
                                  -------------    --------    -------------    --------    -------------    --------

Earnings before other income
(expenses)                            1,262,757         5.6          248,459         1.4          999,799         5.5
                                  -------------    --------    -------------    --------    -------------    --------

Other income (expenses)
   Interest, bank charges,
     and guarantee fee
     (Note 12(b))                      (964,633)       (4.3)        (752,518)       (4.3)        (562,999)       (3.1)
   Other income                           1,617          --               38          --            3,229          --
   Change in put option
     obligation (Note 9)                 (5,000)         --           11,400          .1           (8,400)         --
                                  -------------    --------    -------------    --------    -------------    --------

                                       (968,016)       (4.3)        (741,080)       (4.2)        (568,170)       (3.1)
                                  -------------    --------    -------------    --------    -------------    --------

Earnings (loss) before                  294,741         1.3         (492,621)       (2.8)         431,629         2.4
   income taxes

Provision for Income taxes
(recovery) (Note 7)                      94,469         0.4         (102,862)       (0.6)         108,921         0.6
                                  -------------    --------    -------------    --------    -------------    --------

Net (loss) earnings               $     200,272         0.9%   $    (389,759)       (2.2)%  $     322,708         1.8%
                                  =============    ========    =============    ========    =============    ========

Earnings (loss) per share
   (basic and diluted)            $        0.04                $       (0.08)               $        0.06
                                  =============                =============                =============

Weighted average common
shares outstanding (basic and
diluted) (Note 9)                  5,080,100.69                 5,080,100.69                 5,080,100.69

----------------------------------------------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

ALLURA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in Canadian dollars)
Years Ended March 31                                         2007           2006            2005
------------------------------------------------------------------------------------------------
Cash and cash equivalents derived from (applied to)

   Operating
     Net earnings (loss)                              $   200,272     $ (389,759)    $   322,708
     Depreciation and amortization                         76,827         46,680          64,874
     Change in put option obligation                        5,000        (11,400)          8,400
     Change in non-cash operating working capital
       (Note 11)                                       (2,386,197)        29,149      (2,926,758)
                                                      -----------     ----------     -----------
                                                       (2,104,098)      (325,330)     (2,530,776)
                                                      -----------     ----------     -----------
   Financing
     Bank indebtedness                                  2,266,289        401,946       2,529,164
     Dividend Paid                                             --        (31,901)             --
                                                      -----------     ----------     -----------
                                                        2,266,289        370,045       2,529,164
                                                      -----------     ----------     -----------
   Investing
     Purchase of equipment                               (309,427)       (47,895)        (33,353)
     Proceeds on disposal of equipment                    303,812             --              --
                                                      -----------     ----------     -----------
                                                           (5,615)       (47,895)        (33,353)
                                                      -----------     ----------     -----------

Net increase (decrease) in cash                           156,576         (3,180)        (34,965)

Cash

     Beginning of year                                     34,810         37,990          72,955
                                                      -----------     ----------     -----------

     End of year                                      $   191,386     $   34,810     $    37,990
                                                      ===========     ==========     ===========

------------------------------------------------------------------------------------------------

NON-CASH FINANCING AND INVESTING ACTIVITIES
   Equipment purchased under capital lease            $   303,812     $       --     $        --

SUPPLEMENTARY CASH FLOW INFORMATION
   Interest paid                                      $   934,544     $  723,959     $   560,558
   Income taxes paid during the year                  $        --     $   60,000     $   120,296

------------------------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

ALLURA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(expressed in Canadian dollars)
Years Ended March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

                                                 Shares Issued
                                          --------------------------
                                           Number of                     RETAINED
                                             SHARES        AMOUNT        EARNINGS       TOTAL
Balance March 31, 2004                    5,080,100.69   $ 2,545,765    $  266,167     2,811,932

Net earnings, year ended March 31, 2005             --            --       322,708       322,708
                                          ------------   -----------    ----------   -----------

Balance March 31, 2005                    5,080,100.69     2,545,765       588,875     3,134,640

Dividend paid                                       --            --       (31,901)      (31,901)

Net loss, year ended March 31, 2006                 --            --      (389,759)     (389,759)
                                          ------------   -----------    ----------   -----------

Balance March 31, 2006                    5,080,100.69     2,545,765       167,215   $ 2,712,980

Net earnings, year ended March 31, 2007             --            --       200,272       200,272
                                          ------------   -----------    ----------   -----------

Balance March 31, 2007                    5,080,100.69   $ 2,545,765    $  367,487   $ 2,913,252
                                          ============   ===========    ==========   ===========

        See accompanying notes to the consolidated financial statements.

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

1.  NATURE OF OPERATIONS

The Company operates in one reportable business segment and is in the business of wholesaling gold and diamond jewellery in Canada. Its customer base comprises national chains and independent retailers.

--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PRESENTATION

These financial statements are presented in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries, IBB International (Canada) Ltd. and Allura Diamonds Limited.

With effect March 31, 2006, Bygo Inc. was wound up into Allura Diamonds Limited and Bygo's nominal business activities and assets were transferred to Allura Diamonds Limited.

The accounting principles used also conform in all material respects to principles generally accepted in the United States of America as disclosed in
Note 15.

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

(C) FOREIGN CURRENCY

The Company considers the Canadian dollar its functional currency. Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates. Sales, purchases, receipts and payments are translated throughout the year at exchange rates prevailing at the date of the transaction. Exchange gains and losses are included in earnings for the year as part of cost of sales and amounted to a gain of $75,983 (2006: $108,199, 2005: $297,583).

(D) CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, the Company considers cash on hand and balances with banks and highly liquid temporary money market instruments with original maturities of three months or less at date of acquisition as cash or cash equivalents. Bank borrowings are considered to be financing activities.

(E) INVENTORIES

Inventories are comprised of loose gemstones and finished products and are valued at the lower of cost and net realizable value. Cost is calculated using the average cost method. Cost consists of the invoiced price plus applicable duty, excise tax, and freight charges. Net realizable value is based upon estimated selling price less

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(E) INVENTORIES (CONTINUED)

further costs to completion and disposal. 2007 inventories include goods held on consignment by the customers under consignment agreements totalling $ 2,525,146 (2006: $2,596,676, 2005: $2,605,200).

The Company's provision for inventory obsolescence has been included in cost of goods sold. Changes in the current balance are as follows:

                            2007            2006            2005

Opening Balance         $    401,000     $   213,000     $   124,000

Add                          155,000         222,000          92,000

Deduct                      (227,000)        (34,000)         (3,000)

                        --------------------------------------------
Closing Balance         $    329,000     $   401,000     $   213,000
                        ============================================

(F) PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost less accumulated depreciation and amortization.

The Company depreciates its property and equipment over their useful lives. All property and equipment other than equipment under capital lease and leasehold improvements are depreciated on a 20% declining balance basis. Leasehold improvements are amortized over the shorter of the life of leasehold improvement or term of the lease. Equipment under capital lease is depreciated on a straight-line basis over the term of the lease.

(G) TRADEMARKS

The  Company's   trademarks   have  been  recorded  at  cost  less   accumulated
amortization. Amortization is recorded on a straight-line basis over a five year period.

(H) GOODWILL

Goodwill arises from the 1999 acquisition of the 50% of Allura Diamonds Limited that the Company did not previously own and represents the excess of the purchase price over the estimated fair value of the net tangible assets acquired. Effective April 1, 2002, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the valuation of goodwill. Under the recommendations, goodwill is no longer amortized, but is tested for impairment at least on an annual basis.

Had the Company continued to amortize goodwill as it did prior to April 1, 2002, the Company's net earnings and net earnings per share (basic and diluted) would remain the same for all years presented.

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(I) REVENUE RECOGNITION

The Company recognizes revenue when goods have been shipped, title to the goods has passed to the customer, and collection is reasonably assured.

Revenue from sales of inventory placed on consignment with third parties is recognized when the consignment inventory is sold to end users or purchased by the third party.

(J) ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company establishes an allowance for doubtful accounts through review of open accounts, and historical collection and allowance amounts. The allowance for doubtful accounts is intended to reduce trade accounts receivable to the amount that reasonably approximates their fair value due to their short-term nature. The amount ultimately realized from trade accounts receivable may differ from the amount estimated in the financial statements based on collection experience and actual returns and allowances.

(K) WAREHOUSE COSTS

The Company includes its warehousing costs in rent. The costs are approximately $16,000 (2006: $16,000, 2005: $16,000).

(L) SHIPPING AND HANDLING COSTS

Shipping and handling costs incurred related to the sale of products sold are reported as a component of selling and delivery costs.

(M) STOCK BASED COMPENSATION

The Company has a stock option plan as disclosed in Note 9. The Company follows the Canadian Institute of Chartered Accountants Handbook Section 3870 "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS" to account for grants under this plan. As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation granted to employees and non-employees and all direct awards of stock.

The fair value of stock options is determined using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected fair value of the Company's common shares and the expected life of the options.

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

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

(O) ADVERTISING COST

The Company expenses all advertising costs as incurred. For the year ended March 31, 2007, total advertising costs were $123,476 (2006: $61,304, 2005: $52,893).

(P) EARNINGS PER SHARE

The Company uses the treasury stock method to calculate diluted earnings per share. Under this method, all options with an exercise price less than or equal to the average share price for the year are assumed to have been exercised during the period.

The  effect of the  exercise  of the  140,000  (2006:  260,000,  2005:  352,500)
potentially dilutive options was not included in the dilutive earnings per share amount since the effect would be anti-dilutive.

(Q) PUT OPTION

The Company accounts for put options issued in connection with certain common shares (Note 9) in accordance with EIC-149, "ACCOUNTING FOR RETRACTABLE OR MANDATORILY REDEEMABLE SHARES". Under EIC-149, the fair value of the Company's obligation under this put option is presented as a current liability. Any change in the fair value of the put obligation is accounted for in the results of operations.

(R) CAPITAL STOCK ISSUED FOR CONSIDERATION OTHER THAN CASH

Capital stock issued for consideration other than cash is recorded at an estimate of the fair value of the stock issued or issuable or at an estimate of the fair value of the goods or services received (whichever is more readily ascertainable).

--------------------------------------------------------------------------------

3. RECEIVABLES                                2007               2006
                                         --------------    --------------

Receivables                              $    4,685,820    $    3,977,980
Allowance for doubtful accounts                (206,112)         (267,045)
                                         --------------    --------------

                                         $    4,479,708    $    3,710,935
                                         ==============    ==============

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

4.  PROPERTY AND EQUIPMENT                                                        2007
                                                                              ------------
                                                               Accumulated
                                                          Depreciation and    Net
                                                  Cost        Amortization    Book Value
                                           -----------    ----------------    ------------
Computer equipment and software            $   412,693    $        339,054    $     73,639
Equipment under capital lease (Note 8)         303,812              37,976         265,836
Furniture and equipment                        222,087             160,263          61,824
Leasehold improvements                         146,758             142,865           3,893
Trademarks                                      11,840              11,840              --
                                           -----------    ----------------    ------------

                                           $ 1,097,190    $        691,998    $    405,192
                                           ===========    ================    ============

                                                                                  2006
                                                                              ------------
                                                               Accumulated
                                                          Depreciation and    Net
                                                  Cost        Amortization    Book Value
                                           -----------    ----------------    ------------
Computer equipment and software            $   458,729    $        331,634    $    127,095
Furniture and equipment                        186,277             149,286          36,991
Leasehold improvements                         144,315             135,809           8,506
Trademarks                                      11,840              11,840              --
                                           -----------    ----------------    ------------

                                           $   801,161    $        628,569    $    172,592
                                           ===========    ================    ============

--------------------------------------------------------------------------------

5. BANK INDEBTEDNESS

Bank indebtedness is comprised of demand overdraft loan facilities totalling $11,000,000 (2006: $6,500,000) (subject to certain margining restrictions) with an additional $1,400,000 one time bulge in effect March 31, 2006 to March 31, 2007 (the "OneTime Bulge"). The Company also has available an annual $1,100,000 (2006: $1,100,000) bulge from July 1 to December 31 each year (the "Annual Seasonal Bulge").

In fiscal 2006, the Company also had available an additional $900,000 one time bulge from July 15, 2004 to June 30, 2005 ("Additional Bulge"), plus a secondary additional $1,600,000 one time bulge from March 31, 2005 to June 31, 2005 ("Secondary Additional Bulge")

Subsequent to year end, the demand overdraft loan facilities totalling $11,000,000 were retroactively renewed except the OneTime Bulge was extended to May 1, 2007 and the Annual Seasonal Bulge was provided on a one-time basis from May 1, 2007 to December 31, 2007.

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

5. BANK INDEBTEDNESS (continued)

The facility details are summarized in the table below:

                          Demand          Annual                       Secondary
                       Overdraft        Seasonal     Additional       Additional           OneTime            Total
                   Loan Facility           Bulge          Bulge            Bulge             Bulge       Facilities
                  --------------    ------------    -----------     ------------     -------------     ------------
Balance, March
31, 2005          $    6,500,000              --        900,000        1,600,000                --        9,000,000
Decrease on
June 30, 2005                 --              --       (900,000)              --                --         (900,000)
Increase July
1, 2005                                1,100,000             --               --                --        1,100,000
Increase on
June 30, 2005                 --              --             --               --         3,000,000        3,000,000
Decrease on
June 30, 2005                 --              --             --       (1,600,000)               --       (1,600,000)
Decrease March
1, 2006                       --      (1,100,000)            --               --                --       (1,100,000)
                  --------------    ------------    -----------     ------------     -------------     ------------
Balance,
March 31, 2006    $    6,500,000    $         --    $        --     $         --     $   3,000,000     $  9,500,000
Decrease on
April 1, 2006                 --              --             --               --          (500,000)        (500,000)
Increase,
April 12, 2006         4,500,000       1,100,000             --               --                --        5,600,000
Decrease April
12, 2006                      --               -             --               --        (1,100,000)      (1,100,000)
Expiry,
December 31,
2006                          --      (1,100,000)            --               --                --       (1,100,000)
                  --------------    ------------    -----------     ------------     -------------     ------------

Balance,
March 31, 2007    $   11,000,000    $         --    $        --     $         --     $   1,400,000     $ 12,400,000
                  ==============    ============    ===========     ============     =============     ============

These  loans bear  interest  at prime plus 1/8% on the first  $1,000,000  (2006:
$1,000,000) and prime plus 1% on the balance. The prime interest rate on these loans at year-end was 6.0% (2006: 5.5%). The loans are collateralized by a general security agreement creating a first floating charge over all assets, a general assignment of book debts, an assignment of inventory under Section 427 of the Bank Act, a guarantee from a shareholder of the Company's parent company for $4,000,000 supported by a standby letter of credit for $1,000,000 (2006:
$1,000,000), guarantees by certain other shareholders of the Company to a maximum of $800,000, collateralized by certain of these shareholders' residential real estate and an assignment of insurance on the life of the president in the amount of $800,000.

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

5. BANK INDEBTEDNESS (continued)

During fiscal 2007, the Company was required to inject shareholders' equity and/or debt subordinate to its bank indebtedness in the minimum amount of $500,000 (decreased from an originally requested injection of $1,500,000) prior to March 31, 2007. On April 4, 2007, a company controlled by one of the Company's shareholders provided a standby letter of credit expiring October 10, 2007 in favour of the Company's bank. This letter of credit satisfied the bank's requirement for additional shareholders' equity and/or subordinated debt.

Under the terms of the demand overdraft loan facilities, the Company must maintain a Debt to Tangible Net Worth ratio not exceeding 2.5 to 1 (amended to 3.0 to 1 subsequent to the year-end) and Ratio of Current Assets to Current Liabilities not less than 1.3 to 1 on a consolidated entity basis as defined by the bank at each year-end when the loan is outstanding. As at March 31, 2007, the Debt to Tangible Net Worth Ratio and ratio of Current Assets to Current
Liabilities were 3.64 to 1 and 1.17 to 1 (2006: 3.58 to 1 and 1.19 to 1), respectively. Notwithstanding this technical default, the Bank has currently agreed not to take any steps with regard to this default, although this does not constitute a waiver nor does it prejudice any of the bank's other rights and remedies under the facilities.

There can be no assurance that the Company's bank will continue to forebear rather than exercise the remedies available to it under these facilities.

--------------------------------------------------------------------------------

6.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES         2007             2006
                                                 -------------    -------------

Accounts payable                                 $   2,697,212    $   3,149,609
Accrued liabilities                                  1,234,648        1,048,009
                                                 -------------    -------------
                                                 $   3,931,860    $   4,197,618
                                                 =============    =============

--------------------------------------------------------------------------------

7.  INCOME TAXES

(a)   The  provision  for  income  taxes  differs  from the amount that would be obtained by applying the Canadian corporate income tax substantially enacted statutory rate of tax to the earnings (loss) before taxes. The principal reasons for this difference are as follows:

                                                         2007           2006           2005
                                                       ---------     ----------      ---------
      Earnings (loss) before income taxes              $ 294,741     $ (492,621)     $ 431,629

      Statutory income tax rate                               34%            34%            38%
      Anticipated income tax (recovery) provision        100,212       (167,491)       164,019
      Tax provision effect arising from:
      Small business deduction                           (16,399)        48,954        (52,466)
      Tax losses utilized                               (109,181)       (37,252)       (17,015)
      Tax recovery from loss carried back                     --         67,682             --
      Additional tax reassessed for prior years           76,469             --             --
      Non-deductible expenses and other                   21,468         (9,755)        11,936
      Change in valuation allowance                       21,900         (5,000)         2,447
                                                       ---------     ----------      ---------
                                                       $  94,469     $ (102,862)     $ 108,921
                                                       =========     ==========      =========

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

7. INCOME TAXES (continued)

During the year, Allura Diamonds Limited was subject to a tax audit by Canada Revenue Agency ("CRA"). As a result, the Company was reassessed for a total of $76,469 in additional income tax payable relating to its fiscal years 2004, 2005 & 2006. Interest and penalties totalling $14,882 were also levied by the CRA. Subsequent to the year end, the Company filed an objection notice on the reassessment and claimed for a refund of the full amount assessed. The CRA is in the process of reviewing the Company's claim.

(b) Future income tax assets consist of the following:

                                                         2007           2006
                                                      ----------     ----------

      Property and equipment                          $   47,500     $   24,800
      Non-capital loss carry forward                     367,200        478,800
      Other items                                          8,600          9,400
      Valuation allowance                               (423,300)      (513,000)
                                                      ----------     ----------

                                                      $      Nil     $      Nil
                                                      ==========     ==========

(b) The operating losses expire as follows:

                                                         2007           2006
                                                      ----------     ----------

      2008                                            $  258,000     $  550,000
      2009                                               412,000        419,000
      2010                                               103,000        102,000
      2014                                                31,000         31,000
      2015                                                32,000         32,000
      2026                                               244,000        264,000
                                                      ----------     ----------

                                                      $1,080,000     $1,398,000
                                                      ==========     ==========

--------------------------------------------------------------------------------

8. OBLIGATION UNDER CAPITAL LEASE

During the year, the Company sold certain equipment. There was no material gain on the transaction. The Company then immediately leased back this equipment by entering into a lease agreement. The capital lease has a four-year term, expiring in 2011, with imputed interest rate of approximately 6.25% per annum. The leased equipment is amortized on a straight-line basis over the lease term.

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

8. OBLIGATION UNDER CAPITAL LEASE (CONTINUED)

The future minimum lease payments required under this capital lease consist of:

      2008                                                 $   92,702
      2009                                                     85,571
      2010                                                     85,571
      2011                                                     78,540
                                                           ----------
                                                              342,384
       Less: Amount representing interest                     (38,572)
                                                           ----------
      Capital lease obligation                                303,812

      Less : Current portion                                  (76,113)
                                                           ----------
      Balance of obligation - Non-current                  $  227,699
                                                           ==========

--------------------------------------------------------------------------------

9. CAPITAL STOCK

AUTHORIZED:

   Unlimited number of common shares without par value

ISSUED:                                                      2007          2006
                                                      -----------   -----------

  5,080,100.69 (2006: 5,080,100.69) common shares     $ 2,545,765   $ 2,545,765
                                                      ===========   ===========

   On September 30, 2005, the Company's shareholders approved a reverse stock split of the Company's 15,240,302 outstanding common shares, on the basis of 3 (old) for each 1 (new) common share. The new common shares were issued on March 26, 2007 to effect the reverse stock split. The weighted average number of shares and the common shares outstanding have been retroactively adjusted to all prior years presented to reflect the effect of this reverse stock split.

--------------------------------------------------------------------------------
STOCK OPTIONS

   The Company established a stock option plan ("the Plan") that allows for the issuance of up to 1,000,000 common shares as incentive stock options to current and future key employees and consultants. The Board of Directors administers the Plan and has the authority to determine the terms and restrictions on all options, as well as to interpret any provision of the Plan. Discretionary options, once granted, vest at the discretion of the Board of Directors. A summary of the status of the Company's options is presented below:

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

9. CAPITAL STOCK (Continued)

                                          Number of Shares
                            ---------------------------------------------  Weighted
                                                                           Average
                               Unvested /    Vested / Non-                 Exercise
                            DISCRETIONARY    Discretionary      TOTAL       PRICE
                                             -------------
Balance, March 31, 2005            35,000          317,500      352,500    $   1.56

    Expired                       (35,000)         (57,500)     (92,500)   $   1.50
                            -------------    -------------    ---------

Balance, March 31, 2006                --          260,000      260,000    $   1.58

    Expired                            --         (120,000)    (120,000)   $   1.58
                            -------------    -------------    ---------

Balance, March 31, 2007                --          140,000      140,000    $   1.58
                            =============    =============    =========    ========

The weighted average fair value of the options granted during the year was $NIL (2006: $NIL; 2005: $NIL).

The following table summarizes information concerning options outstanding at March 31, 2007:

                                     TOTAL OUTSTANDING AND EXERCISABLE
                                     ---------------------------------
                                                        WEIGHTED
                                                        AVERAGE
  EXERCISE PRICE                     NUMBER OF          REMAINING
                                     SHARES             LIFE (YEARS)
                                     ---------          ------------
$1.58                                140,000            0.28
                                     ===============================

CALL AND PUT OPTIONS

During 2001, the Company issued 113,379 (340,136, prior to the reverse stock split) units consisting of one common share, one common share call option and one common share put option. All call options expired unexercised.

The put options were exercisable on July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The put options entitle the holders to put the shares to the Company for the lesser of their fair value (estimated at $57,600 at March 31, 2007 (2006: $52,600; 2005: $64,000)) and the
original proceeds received under the unit offering ($500,000).

The Company has presented its obligation under this put as a current liability.

--------------------------------------------------------------------------------

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

10. COMMITMENTS

The Company has entered into three operating lease agreements for office premises which expire in the 2012 fiscal year. The future minimum lease payments under these lease agreements for the next five years are:

   2008                                                         191,834
   2009                                                         198,823
   2010                                                         188,923
   2011                                                         110,653
   2012                                                          18,292

The operating lease agreement for one office premise was with a partnership in which the president of Allura Diamonds Limited had an interest.

--------------------------------------------------------------------------------

11.  CHANGE IN NON-CASH OPERATING WORKING CAPITAL            2007           2006           2005
                                                          -----------    ----------    ------------
Receivables                                               $  (768,773)   $ (297,111)   $     95,543
Income taxes                                                  222,694      (161,576)         99,694
Inventories                                                (1,445,027)      956,588      (5,436,573)
Prepaids                                                     (129,333)        8,247         (69,852)
Accounts payable and accrued liabilities                     (265,758)     (476,999)      2,384,430
                                                          -----------    ----------    ------------

                                                          $(2,386,197)   $   29,149    $ (2,926,758)
                                                          ===========    ==========    ============

12. RELATED PARTY TRANSACTIONS

Related party transactions during the year and balances at year end are summarized as follows:

                                                             2007           2006           2005
                                                          -----------    ----------    ------------
(A) INTERNATIONAL BULLION AND METAL BROKERS (LONDON) LIMITED
     Transactions
       Interest and guarantee fee expenses                $   116,147    $  115,869    $    113,896
     Balances
       Accounts payable and accrued liabilities           $        --    $   66,914    $     26,960

B) OTHER
     Rent paid to one (2006: two; 2005: two) related
     partnerships (Note 10)                               $     9,900    $  100,413    $    126,084
     Guarantee fee paid to two significant shareholders   $    64,000    $   64,000    $     64,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

International Bullion and Metal Brokers (London) Limited is a company controlled by International Bullion and Metal Brokers Ltd., a shareholder in the Company.

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

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

The Company's accounts payable and accrued liabilities are denominated in the following currencies: :

                                               2007                2006
                                          -------------       -------------

   Canadian dollar                        $   1,224,052       $   1,304,267
   U.S. dollar                                2,512,552           2,499,095
   Euro                                         185,757             389,482
   GBP                                            9,499               4,774
                                          -------------       -------------
                                          $   3,931,860       $   4,197,618
                                          =============       =============

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

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

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

At March 31, 2007, 53% (2006: 49%) of the Company's accounts receivable was owed by 2 customers (2006: 3) as per the table below.

                           2007          PERCENT          2006        PERCENT
                       -------------     -------      ------------    --------

Company A              $   1,661,388          33%     $    836,499          24%
Company B                    979,927          20%          460,477          13%
Company C                         --          --           428,815          12%
                       -------------     -------      ------------    --------
                       $   2,641,315          53%     $  1,725,791          49%
                       =============     =======      ============    ========

FAIR VALUE

The Company's financial instruments, including cash, receivables, bank indebtedness, accounts payable, accrued liabilities, and income taxes payable/recoverable are carried at amounts which approximate their fair value due to their short-term nature. Lease obligations have been recorded at their fair value at inception and are being amortized using the effective interest rate implicit in the lease.

--------------------------------------------------------------------------------

14. SIGNIFICANT CUSTOMERS

Three major customers account for 50% of sales in 2007 (2006: 32%, 2005: 45%) as follows:

                              2007         2006         2005

Company A                      22%           7%           9%
Company B                      19%          22%          26%
Company C                       9%           3%          10%
                         --------     --------    ---------
                               50%          32%          45%
                         ========     ========    =========

--------------------------------------------------------------------------------

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

15.  DIFFERENCES   BETWEEN  CANADIAN  AND  U.S.  GENERALLY  ACCEPTED  ACCOUNTING
PRINCIPLES AND PRACTICES

RECENT ACCOUNTING PRONOUNCEMENTS

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that would have been followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the U.S. ("U.S. GAAP"). Notwithstanding these differences, the Company's financial statements presented under Canadian GAAP are not materially different than they would be if presented in accordance with US GAAP.

CANADIAN GAAP

Recent accounting pronouncements affecting the Company's financial reporting under Canadian GAAP are summarized below:

(i) Convergence with International Financial Reporting Standards. In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period currently expected to be approximately five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken by early 2008. Canadian GAAP will be converged with International Financial Reporting Standards through a combination of two methods: as current joint-convergence projects of the United States' Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada's Accounting Standards Board and may be introduced in Canada before the complete changeover to International Financial Reporting Standards; and standards not subject to a joint-convergence project will be exposed in an omnibus manner. As this convergence initiative is very much in its infancy as of the date of these consolidated financial statements, it would be premature to currently assess the impact of the initiative, if any, on the Company.

(ii) Financial instruments and comprehensive income. Commencing with the Company's 2008 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. In the Company's specific instance, the transitional rules for these sections require prospective implementation at the beginning of a fiscal year. Currently, net income (loss) for the Company is the same as comprehensive income.

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

15.  DIFFERENCES   BETWEEN  CANADIAN  AND  U.S.  GENERALLY  ACCEPTED  ACCOUNTING
PRINCIPLES AND PRACTICES (Continued)

(iii) Accounting changes. Commencing with the Company's 2008 fiscal year, the new recommendations of the CICA for accounting changes (CICA Handbook Section
1506) will apply to the Company. Most significantly, the new recommendations stipulate that voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information and that new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. The Company is not currently materially affected by the new recommendations.

(iv) Business combinations. Possibly commencing in the Company's 2008 fiscal year, the proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company's business combinations, if any, with an acquisition date subsequent to the amended recommendations coming into force. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any, occurring subsequent to the amended recommendations coming into force. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

(v) Financial instruments - disclosure and presentation. Commencing with the Company's 2009 fiscal year, the new recommendations of the CICA for financial instrument disclosures and presentation (CICA Handbook Section 3862 and 3863) will apply to the Company. The new recommendations will result in incremental disclosures, relative to those currently, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. The Company is assessing how it will be affected by these new recommendations.

U.S. GAAP.

Recent accounting pronouncements affecting the Company's financial reporting under U.S. GAAP are summarized below.

      (i) In June 2006, FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), effective for fiscal years beginning after December 15, 2006. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," including the recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company plans to adopt FIN 48 on April 1, 2007, as required. The Company is currently evaluating the impact, if any, the adoption of FIN 48 will have on its consolidated financial statements.

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

15.  DIFFERENCES   BETWEEN  CANADIAN  AND  U.S.  GENERALLY  ACCEPTED  ACCOUNTING
PRINCIPLES AND PRACTICES (continued)

(ii) In June 2006, FASB ratified the consensus reached by the Emerging Issues Task Force in Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross Versus Net Presentation)." Issue No. 06-3 requires disclosure of an entity's accounting policy regarding the presentation of taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer, including sales, use, value added and some excise taxes. The adoption of Issue No. 06-3, which is effective for interim and annual reporting periods beginning after December 15, 2006, did not have an impact on the Company's consolidated financial statements.

(iii) In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying
Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 was issued to provide consistency between how registrants quantify financial statement misstatements. Historically, there have been two widely-used methods for quantifying the effects of financial statement misstatements. These methods are referred to as the "roll-over" and "iron curtain" method. The roll-over method quantifies the amount by which the current year income statement is misstated. Exclusive reliance on an income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts.

The iron curtain method quantifies the error as the cumulative amount by which the current year balance sheet is misstated. Exclusive reliance on a balance sheet approach can result in disregarding the effects of errors in the current year income statement that results from the correction of an error existing in previously issued financial statements.

The Company historically used the roll-over method for quantifying identified financial statement misstatements. SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the company's financial statements and the related financial statement disclosures. This approach is commonly referred to as the "dual approach" because it requires quantification of errors under both the roll-over and iron curtain methods. SAB 108 allows registrants to initially apply the dual approach either by (1) retroactively adjusting prior financial statements as if the dual approach had always been used or by (2) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of April 1, 2006 for the Company with an offsetting adjustment recorded to the opening balance of retained earnings. Use of this "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company applied SAB 108 using the retroactive method in connection with the preparation of its annual financial statements for the year ending March 31, 2007. The adoption of SAB 108 did not result in any adjustment to the Company's consolidated financial statements.

(iv) In September 2006, FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after December 15, 2007. The Company plans to adopt SFAS No. 157 beginning in the first quarter of fiscal 2009. The Company is currently assessing the potential impact that adoption of SFAS No. 157 will have on its consolidated financial statements.

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

15.  DIFFERENCES   BETWEEN  CANADIAN  AND  U.S.  GENERALLY  ACCEPTED  ACCOUNTING
PRINCIPLES AND PRACTICES (continued)

(v) In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. FASB has indicated it believes that SFAS No. 159 helps to mitigate this type of accounting- induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. For example, SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statement No. 157, "Fair Value Measurements" (SFAS No. 157), and FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS No. 107). SFAS No. 159 is effective as of the beginning of a company's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the company makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157. The Company has not yet completed its evaluation of the Interpretation, but does not currently believe that adoption will have a material impact on its results of operations, financial position or cash flows.

--------------------------------------------------------------------------------

16. SUBSEQUENT EVENT

Subsequent to the year end, the Board of Directors of the Company approved for issuance a total of 575,000 stock options to various employees and directors. These stock options have not yet been issued.

--------------------------------------------------------------------------------

ALLURA INTERNATIONAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars)
March 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

17. ADMINISTRATIVE AND SELLING AND DELIVERY EXPENSES

Years Ended March 31                        2007           2006           2005
------------------------------------------------------------------------------

Administrative
   Alarm and security                $     8,517    $     7,043    $     5,484
   Automobile                              9,897          4,649          6,165
   Bad debts                            (108,546)       127,180        140,692
   Consulting                                 --             --         29,134
   Insurance                             294,717        258,105        311,145
   Legal and accounting                  256,728        157,618        122,203
   Office and miscellaneous              241,638        329,783        301,915
   Rent (Note 12(b))                     233,067        177,395        183,145
   Salaries and wages                  2,224,858      1,804,959      2,026,538
   Telephone                              51,044         39,890         38,082
   Travel, meals and entertainment        76,175         44,345         83,693
                                     -----------    -----------    -----------

                                     $ 3,288,095    $ 2,950,967    $ 3,248,196
                                     ===========    ===========    ===========

Selling and delivery
   Advertising                       $   123,476    $    61,304    $    52,893
   Freight and shipping                  310,721        315,966        254,267
   Sales commission                      362,813        244,025        185,374
   Selling                               173,710        199,964        292,642
                                     -----------    -----------    -----------

                                     $   970,720    $   821,259    $   785,176
                                     ===========    ===========    ===========

--------------------------------------------------------------------------------

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

4.5 Mutual Release and Settlement Agreement dated May 1, 2002, by and among Allura International, Bygo Inc., MacDonald Dettwiler and Associates Ltd. and certain other parties thereto; ("incorporated by reference from Exhibit 4.5 to the Annual Report on Form 20F for the fiscal year ended March 31st 2003

4.6 Lease for Suite #100, 1 Valleybrook Drive, Toronto, Ontario,M3B 2S7, between Roanne Holdings Limited and IBB International (Canada) Ltd and Amendment to Lease Agreement relating to Suite #101, 1 Valleybrook Drive, Toronto, Ontario.

4.7 Master Equipment Lease between HSBC Bank Canada and IBB International (Canada) Ltd # 231891BC

7.0 List of Subsidiaries (incorporated by reference from Exhibit 7.0 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000).

12.1  Section 302 Certification by C.E.O and acting CFO.

13.1  Section 906 Certification by C.E.O and acting CFO.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

         Allura International, Inc.


DATED at Vancouver, British Columbia, Canada, as of October 12, 2007.

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

4.4 Stock Option Plan (incorporated by reference from Exhibit 4.4 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000);

4.5 Mutual Release and Settlement Agreement dated May 1, 2002, by and among Allura International, Bygo Inc., MacDonald Dettwiler and Associates Ltd. and certain other parties thereto; ("incorporated by reference from Exhibit 4.5 to the Annual Report on Form 20F for the fiscal year ended March 31st 2003

4.6 Lease for Suite #100, 1 Valleybrook Drive, Toronto, Ontario and Amendment to Lease re Suite #101 dated June 19, 2007:

4.7 Master Equipment Lease between HSBC Bank Canada and IBB International (Canada) Ltd # 231891BC

7.0 List of Subsidiaries (incorporated by reference from Exhibit 7.0 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000).

12.1  Section 302 Certification by C.E.O and acting CFO

13.1  Section 906 Certification by C.E.O and acting CFO