Form 20-F
period 2008-03-31
ALLURA INTERNATIONAL INC
filed 2008-09-29
CIK 1082741

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the Fiscal Year Ended March 31, 2008

                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED): For the transition period from________to________.

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

--------------------------------------------------------------------------------
             1555 West 8th Avenue, Vancouver, B.C., Canada, V6J 1T5
                        Telephone number: (604) 683-5700
                         Facsimile number (604) 683-5900
               Contact Person: Sheila Bowman, Corporate Secretary
                 sbowman@ibbgold.com or Tel 604-683-5700 ext 337
                     (Address of Principal executive office)

                                   ----------

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
Not Applicable

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 2008: 5,080,150 Common Shares, Without Par Value

Indicate by check mark if the issuer is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
Yes [ ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934:
Yes [ ] No [X]

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

  Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

  US GAAP [ ]            International Financial Reporting           Other [X]
                     Standards as issued by the International
                          Accounting Standards Board [ ]

      If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [X]  Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b - 2 of the Exchange Act). Yes [ ] No [X]

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court: Yes [X] No[ ]

                                TABLE OF CONTENTS

                                                                                                  Page
                                                                                                  ----
                                                PART I

Item 1.     Identity of Directors, Senior Management and Advisers..............................     4
Item 2.     Offer Statistics and Expected Timetable............................................     4
Item 3.     Key Information....................................................................     4
Item 4.     Information on the Company.........................................................    11
Item 4A     Unresolved Staff Comments..........................................................    20
Item 5.     Operating and Financial Review and Prospects.......................................    20
Item 6.     Directors, Senior Management and Employees.........................................    29
Item 7.     Major Shareholders and Related Party Transactions.................................     33
Item 8.     Financial Information..............................................................    36
Item 9.     The Offer and Listing..............................................................    36
Item 10.    Additional Information.............................................................    37
Item 11.    Quantitative and Qualitative Disclosures about Market Risk.........................    41
Item 12.    Description of Securities other than Equity Securities.............................    42

                                                PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies....................................    42
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.......    42
Item 15.    Controls and Procedures............................................................    43
Item 16A.   Audit Committee Financial Expert...................................................    44
Item 16B.   Code of Ethics.....................................................................    44
Item 16C.   Principal Accountants Fees and Services............................................    45
Item 16D.   Exemption from the Listing Standards for Audit Committees..........................    45
Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.............    45
Item 17.    Financial Statements...............................................................    45
Item 18.    Financial Statements...............................................................    73
Item 19.    Exhibits...........................................................................    73
            Signatures.........................................................................    74
            Index to Exhibits Filed............................................................    75

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data.

      The following consolidated table sets forth, for the periods and the dates indicated, selected financial and operating data for Allura International Inc. ("Company" or "Allura" or "Allura Group"), for the fiscal years ended March 31, 2008, 2007, 2006, 2005, and 2004. This information should be read in conjunction with the Company's Financial Statements and Notes thereto, and "Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). There are no material differences between Canadian GAAP and the accounting principles that are generally accepted in the United States ("U.S. GAAP") as applied to the Company, including disclosure items, as disclosed in the financial statements under Note 16.

      The following tables set forth information in Canadian dollars unless otherwise noted.

-------------------------------------------------------------------------------------------------------------------
                                             2008           2007           2006              2005          2004
-------------------------------------------------------------------------------------------------------------------
Net Sales                                $20,908,902     $22,638,034    $17,719,672      $18,252,286   $16,114,338
-------------------------------------------------------------------------------------------------------------------
Gross Profit                             $ 6,241,152     $ 5,598,399    $ 4,067,365      $ 5,098,045   $ 3,957,544
-------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                        $   469,392     $   200,272    $  (389,759)     $   322,708   $   327,681
-------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common Share (a)     $      0.09     $      0.04   ($      0.08)     $      0.06   $      0.06
-------------------------------------------------------------------------------------------------------------------
Outstanding Shares (a)(b)(c)               5,080,150       5,080,150      5,080,150        5,080,150     5,080,150
-------------------------------------------------------------------------------------------------------------------
Total Assets                             $17,498,048     $18,886,989    $16,276,552      $16,824,370   $11,539,964
-------------------------------------------------------------------------------------------------------------------
Working Capital                          $ 3,226,588     $ 2,708,789    $ 2,513,418      $ 2,936,292   $ 2,582,063
-------------------------------------------------------------------------------------------------------------------
Long Term Liabilities                        154,249     $   227,699             --               --            --
-------------------------------------------------------------------------------------------------------------------
Total Liabilities                        $14,077,951     $15,973,737    $13,563,572      $13,689,730   $ 8,728,032
-------------------------------------------------------------------------------------------------------------------
Non Controlling Interest                          --              --             --               --            --
-------------------------------------------------------------------------------------------------------------------
Shareholder's Equity                     $ 3,420,097     $ 2,913,252    $ 2,712,980      $ 3,134,640   $ 2,811,932
-------------------------------------------------------------------------------------------------------------------
Dividends declared per share             $      0.03 USD                $      0.03 USD                         --
-------------------------------------------------------------------------------------------------------------------

(a)   Earnings per share are on a basic and fully diluted basis.

(b) On September 30, 2005, the Company's shareholders approved a reverse stock split of the Company's 15,240,302 outstanding common shares, on the basis of 3 (old) for each 1 (new) common share. The new common shares were issued on March 26, 2007 to complete the reverse stock split.

(c) At the Annual General Meeting of the Company ("AGM"), which took place on September 26, 2007, Shareholders on record voted to round all fractional shares held by individual Shareholders up to one whole share. As a result, the Outstanding Shares of the Company were rounded up to a total of 5,080,150.

Dividends

      In September 2005, the Company declared and paid a US $0.01 per share dividend (Equivalent to US $0.03 per share after consolidation) to all shareholders on record as at September 6, 2005.

      On November 30, 2007 the Company declared and paid a dividend of USD$0.03 to shareholders on record as at November 15, 2007

      Subsequent to the year end on July 29, 2008, the Company declared a dividend of USD$0.05 to shareholders on record as at July 31, 2008. This dividend was payable on September 3, 2008

      On each occasion when dividends were declared and paid, the Company's four largest shareholders waived their rights to receive the dividend.

      The payment of dividends in the future will depend on the earnings and financial condition of the Company and such other factors as the Board of Directors of the Company may consider appropriate. The Company is still in an expansion stage. Therefore, there is no guarantee that it will pay a dividend in the near future.

Currency Exchange Rate Information

The Company's accounts are maintained in Canadian dollars. In this Annual Report all dollar amounts are expressed in Canadian dollars except where otherwise indicated. All exchange rates disclosed in this statement are based on rates published on the Bank of Canada's Website. The Company do not represent that the Canadian dollar or the US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be at any particular rate, the rates set forth below, or at all.

(a) On September 15, 2008 the month end closing rate per Bank of Canada was $1.00 US = $1.0679 CDN

(b) The following table sets forth the intra-day high and low exchange rates for each month during the previous six months per the Bank of Canada. It sets out the exchange rate for one US Dollar expressed in terms of Canadian dollars for the period indicated.

Rates of exchange are obtained from the Bank of Canada and believed by the Registrant to approximate closely the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank in New York.

                            Canadian Dollar/US Dollar

               Month                          Low (1)     High(1)
               August 2008                    1.0716      1.0237
               July 2008                      1.0274      0.9975
               June 2008                      1.0320      0.9948
               May 2008                       1.0245      0.9824
               April 2008                     1.0328      0.9998
               March 2008                     1.0295      0.9765

Note (1) high /Low Expressed in Canadian $ terms

(c) The following table sets forth the average rates for each period, calculated by using the average of the exchange rates on the last day of each month during the period:

                            Canadian Dollar/US Dollar

               Fiscal Year Ended                     Average Rate
               March 31, 2008                          $1.0247**
               March 31, 2007                          $1.1524
               March 31, 2006                          $1.1574
               March 31, 2005                          $1.2161
               March 31, 2004                          $1.3284

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

D. Risk Factors.

      The Company's business is subject to a number of risk factors that are set forth below. Additional risks and uncertainties not now known to us or that the Company considers immaterial may also adversely impact or impair the Company's business. If any of the following risks actually occur, the Company's business, results of operations, or financial condition would likely suffer.

Company is dependant on third party manufacturers and suppliers

      Outside manufacturers manufacture all of the Company's products, in whole or in part. These outside manufacturers typically are small to medium-sized, privately owned companies. During fiscal 2008, the Company purchased gold and silver products from over 80 suppliers, with the five largest suppliers accounting for approximately 38% of the Company's total gold and silver purchases. In the diamond jewellery, loose stone and coloured stone area, the Company purchased products from approximately 70 suppliers, while the five largest suppliers accounted for 74% of the Company's total purchases in this area.

      A substantial portion of the Company's purchases are concentrated within a small number of suppliers. One particular supplier's products accounted for 23% of IBB purchases and 1% of ADL purchases during the year. The loss of this particular supplier would have a material adverse effect on business. Aside from this one supplier the Company does not believe the loss of any other supplier would have a material adverse effect on its business. On a combined product basis i.e. gold, silver, diamond jewellery, loose stones and coloured stones, the Company's five largest suppliers account for 41% of the merchandise purchases during the year. Alternative sources of supply for the finished goods purchased by the Company are available. The Company has no long-term contractual relationship with any of its suppliers.

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

      The Company's business is highly seasonal. The third and fourth fiscal quarters, which include the Christmas shopping season, generally produce the strongest results, and the first quarter generally produces the weakest results. In past years the fourth quarter has been subject to stock returns by customers due to products being discontinued by them or from overstocking of running products. However, in recent years this has been apparent in the first quarter as well as the early second quarter. The Company's sales and income also may vary from quarter to quarter as a consequence of general economic and industry conditions that affect consumer spending and purchases by retailers.

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

      The Company's business is substantially dependent on the efforts and abilities of Jeremy Bowman and Cameron Gillies, respectively, its Chief Executive Officer and its President of the trading Companies. The loss of the services of either or both of Messrs. Bowman and Gillies may have a material adverse effect on the Company's business.

Although the Company has employment agreements with each of Messrs. Mr. Bowman and Gilles, the agreements, subject to applicable non-compete and disclosure provisions thereof which survive termination for specified periods, may be terminated on written notice by either the Employee or the Company for any reason not constituting a fundamental breach of the terms and/or conditions of the employment agreement and without notice in the event of a fundamental breach of the terms and/or conditions of the Agreement by the other party.

The Company does not maintain any key man life insurance on Mr. Bowman or Mr. Gillies.

The Company faces competition from a number of different companies some of which have greater financial and other resources than the Company.

      The Company's business is highly competitive, and the distribution channels in which the Company markets its products frequently involve different competitive factors. Some companies in the jewellery industry may have greater financial and other resources than the Company. See "Information on the Company-Business Overview - Competition."

The Company does not have any long-term contracts with its customers.

      The Company has no long-term contractual relationships with any of its customers, nor are any of the Company's customers subject to any contractual provisions or other restrictions, which preclude them from purchasing products from the Company's competitors. The Company does have consignment agreements in place with certain buying groups, which only clarify special terms and conditions of how the consignment is managed. Additionally, the Company has similar consignment agreements with certain individual major customers. Such agreements do not preclude customers from buying product from the Company's competitors nor do they guarantee the sale of the Company's products to those customers or groups.

Concentration  of  ownership  among  our  Directors,   Executive  Officers,  and
Principal Stockholders may prevent new investors from influencing significant corporate decisions.

Based upon beneficial ownership as of September 15, 2008, the Company's directors, executive officers, holders of more than 5% of our common stock, and their affiliates will, in the aggregate, beneficially own approximately 86% of our outstanding common shares. As a result, these stockholders, subject to any fiduciary duties owed to our other stockholders under Canadian law, will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant control over our management policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock. In addition, these stockholders, some of whom are directors or who have representatives sitting on the Company's board of directors, could use their voting influence to maintain the Company's existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to the Company's employee stock plans and approvals of significant financing transactions.

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

      There are presently issued and outstanding 5,080,150 shares and an additional 1,000,000 shares reserved for issuance upon the exercise of any incentive Stock Options issued in the future; all but 143,330 of which, are "restricted securities" as that term is defined under the Securities Act of 1933, as amended (the "Act"), and in the future may be sold in compliance with Rule 144 of the Act, pursuant to an a Registration Statement filed under the Act, or other applicable exemptions from registration thereunder.

In general, under Rule 144, subject to the satisfaction of certain other conditions, a person deemed to be one of the Company's affiliates, who has beneficially owned restricted shares of our common stock for at least one year is permitted to sell in a brokerage transaction, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or, if our common stock is quoted on a stock exchange, the average weekly trading volume during the four calendar weeks preceding the sale, if greater.

Rule 144 also permits a person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of common stock for at least six months to sell such shares without regard to any of the volume limitations described above.

The possibility that substantial amounts of the Company's common stock may be sold under Rule 144 into the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital in the future through the sale of equity securities.

Investors should be aware that sales under Rule 144, or pursuant to a Registration Statement filed under the Act, might have a depressive effect on the market price of the Company's Common Stock in any market that may develop for such shares.

Since the Company is a Canadian corporation, it may be difficult for US shareholders to effect service of process or to enforce judgments obtained in the US.

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

Violations of banking terms and covenants

      The Company's demand overdraft loan agreement facility has terms and covenants that the Company must meet to maintain this facility. If the Company is in default of its terms and covenants, there can be no assurance that the bank and management will be able to renegotiate its arrangements to bring the Company into compliance. As at March 31, 2008, the Company was in compliance with the terms and covenants on this overdraft loan facility. However, there can be no assurance that it will continue to meet all the terms and covenants in the future.

Risk of the Navision software project not completing

      The Company is in the process of working with contracted software consultants/designers to write certain software modules as an add-on to the current 0.5 version of Navision acquired by the Company in 2007. These modules relate to the company's proprietary pricing, quotation and product receiving processes. Once completed these modules will form part of the new software package intended to be implemented in place of the current Access and Encore programs being used by IBB International on an everyday basis for business solutions. Additionally the new version will be used to update and replace the Navision 0.4 version currently being used by Allura Diamonds. Given that these modules are being custom written by outside consultants there is a risk that they may either not be completed on a timely basis or at all. Further there is a risk that the cost of completion will exceed that budgeted by the Board.

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

      The Company, through the Jewellery Division, is primarily in the business of wholesaling gold, sterling silver and diamond jewellery in Canada. Its customer base is comprised of large national chains as well as independent retailers. Bygo had business-to-business and business-to-consumer Internet commerce sites. Prior to being wound up in March 2006, Bygo had earned minimal revenues since it had primarily devoted its efforts and resources to develop the software and hardware necessary to execute its business plan. Bygo operated as an on-line e-commerce facilitator of jewellery, paper goods and giftware distribution. .

      The Company's head-office is located at 1555 West 8th Avenue, Vancouver, B.C., V6J 1T5. Its telephone number is (604) 683-5700, and its fax number is
(604) 683-5900. IBB operates out of the Vancouver facility; while ADL has its principal office in Halifax at Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6. The telephone number for ADL is (902) 457-7654 and the fax number is (902) 443-8414. During fiscal 2007, the Company opened a new office in Toronto to undertake sales and marketing functions of the Company. The primary focus of the Toronto office is on the Company's Majors customer group, however, it also covers all independent sales, marketing and order input. The office is located at 1 Valleybrook Drive, Suite #100 & 101, Toronto, Ontario, M3B 2S7. The telephone number for the Toronto office is (416) 442 - 5500 and the fax number is (416) 442 - 5508.

Business History

      The Company was initially formed to import European jewellery into Canada. The objective of the Company has been to be a specialized supplier of gold, silver and diamond jewellery within the following principal sectors:

                                Department stores

                               Catalogue retailers

                                 Mass merchants

                                Major discounters

                            Major jewellery retailers

                          Independent jewellery stores

During  fiscal 2007,  the Company  acquired new  business  solution  software to integrate its operations and management systems. The first phase of implementation was completed in fiscal 2007. The final phase of implementation of this software is expected to be completed by fiscal 2009. The Company expects the implementation of this software to result in cost and operating efficiencies.

B. Business Overview

Current Operations

      The Company conducts its jewellery wholesaling operations through the Jewellery Division comprising of IBB and ADL. The Company's mass marketing jewellery operations are conducted through IBB, while ADL's primary focus is the independent jewellery sector.

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

The range of products that IBB sells consists mainly of chains, bracelets, bangles, and earrings in 10, 14 and 18 karat gold. IBB also markets lower value diamond and silver jewellery to major retailers and jewellery chains. IBB's sales are divided approximately 89% to major retail and jewellery store chains and 11% to independent jewellery stores. IBB has created a strong and resourceful management team and continues to invest more to develop and improve on management information systems and computer equipment. During the current fiscal year, the Company invested in new business solution software to replace its existing legacy systems, which is being integrated in phases. This strategy continues to permit the company to build a strong management infrastructure, ready to handle possible expansion throughout the North American markets.

The Activities of ADL

      ADL was established in 1994 as a premier diamond house to market finished diamond jewellery and loose diamonds. ADL currently specializes in finer diamond jewellery.

      ADL sales are divided approximately 53% to major retail and jewellery store chains and 47% to independent jewellery stores. In 2002, ADL incorporated the "Canadian Diamond" into its range of products. In 2004 ADL introduced new "Diamond Collection Certificate" certifying rings within this product category as a true Canadian made product. This certificate accompanies all products within the "Hearts and Arrows" and "Ideal Cut Diamond" collections. The Company also marketed a line of gemstone products to the independent jewellery stores trademarked as Dreamcatchers(TM). During fiscal 2008, the Dreamcatchers(TM) line was transferred to IBB for sale and distribution through its Vancouver office.

Subsequent to the year-end, ADL launched a new collection of diamond jewellery featuring the Exquisite 81 by Allura. This special cut diamond has 24 more facets than a traditional round brilliant cut diamond, which maximizes the fire and brilliance of each stone. At present the Exquisite 81 by Allura is available exclusively through independent jewellery retailers who are members of the Canadian Jewellery Group Co-operative.

The Allura Group

      The Allura Group offers its customers a large selection of jewellery styles, consistent product quality, and prompt delivery of product orders and provides a wide range of specialized services. The Company's retail customers include The Bay, Wal-Mart Canada Corp., Zellers Inc., Sears Canada Ltd., Ben Moss Jewellers and Charm Diamond Centres. These customers are among the Company's largest customers, accounting for approximately 69% of the Company's sales in fiscal 2008, 69% in fiscal 2007 and 61% in fiscal 2006. They are representative of the customers to which the Jewellery Division's marketing efforts are directed. The Company continues to expand its customer base.

      While the Allura Group focused its primary marketing efforts on a relatively small number of retailers, in fiscal 2008, sales were made to approximately 440 customers, with over 1700 retail locations, and with no single customer accounting for more than approximately 25% of net sales. The Company does not have any long-term contractual arrangements with any of its customers; and any of its customers may purchase similar products from the Company's competitors.

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

      In July 2006, the Company opened its third office in Toronto, Canada. The primary focus of the Toronto office is to improve our customer service to our largest customers, most of whom are headquartered in Toronto. However, the office also markets to independent customers and processes sales orders.

Business Strategy

      The Company expects that its market share of the business generated by large jewellery retailers will continue to trend upwards as manufacturers and distributors with the size and sophistication to satisfy the specialized service needs of these large retailers become increasingly in demand. The specialized services required by these retailers include bar coding, individualized packaging, "drop-shipping" to individual locations and the ability to participate in electronic data interchange ("EDI") programs. The Company believes these services are not available from all suppliers within the industry. Currently, the Company has the capability and resources to provide such services and has done so for customers that have requested for such services.

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

      The Company believes that the most important elements of its business strategy are:

Focused Customer Base. While the Company has developed a broad customer base, the Company targets its marketing efforts towards large retailers, such as mass merchandisers, department stores, jewellery retail chains, and other major discount stores. These customers typically require a high level of service, and the Company seeks to build long-term relationships by making it convenient and cost-effective for these customers to rely on the Company for essential services such as product design, inventory control and on time delivery.

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

Successful Product Line Diversification. The Allura Group offers its customers a large selection of jewellery styles and range of products that include precious and semi precious stones, gold jewellery and silver jewellery.

Product Diversity, Innovation and Value Pricing. The Company seeks to provide its customers with a full line of high quality gold jewellery products that incorporate traditional styles and designs. While the Company regularly updates its product lines and offers new products, it seeks to avoid designs incorporating high fashion trends that are expected to have short life cycles. The Company currently offers approximately 3,236 styles of chains, earrings, bracelets and rings. The Company's products are moderately priced, with the majority of its products retailing at prices between $25 and $600. The relatively more expensive product line offered by ADL is intended to appeal to consumers who are value-conscious as well as fashion-conscious. IBB has established a minimal amount of sales in silver jewellery and plans to try and expand sales in this area. The Company currently offers approximately 140 styles of silver product. A principal focus of the Company's design program is to maximize the perceived value of the Company's products through design and manufacturing innovations that enhance the appearance of its jewellery without corresponding increases in product costs. The Company also works closely with major customers to develop products, which are sold exclusively by those customers.

Sales and Marketing

      The Company's sales and marketing operations are directed at retail stores of all types and sizes such as department stores, catalogue retailers, mass
merchants,   major  discounters,   major  jewellery  retailers  and  independent
jewellery stores. The Company's retail customers include The Bay, Wal-Mart Canada Corp., Zellers Inc., Sears Canada Ltd., Ben Moss Jewellers and Charm Diamond Centres. These customers are among the Company's largest customers, accounting for approximately 69% of the Company's net sales in fiscal 2008, 69% in fiscal 2007 and 61% in fiscal 2006. The company has two customers in 2008 (2007: Two; 2006: one; 2005: two), with sales that exceeded 10% of the total sales. They are representative of the customers to which the Jewellery Division's marketing efforts are directed. The Company continues to expand its customer base.

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

      Marketing of the Company's products is conducted through its offices in Vancouver, Toronto and Halifax. In July 2006, the Company opened a new office in Toronto to undertake sales and marketing functions of the Company. The primary focus of the Toronto office is on the Company's largest customers (such customers are defined as having thirty plus retail stores and are otherwise known as "Majors"); most of these are headquartered in Toronto. However, it also markets to Independent customers and does order processing. The Company's President for the trading companies, namely IBB and ADL, is stationed in Toronto, together with six regional independent customer service representatives who market to independent retail customers and Majors. In addition, the Company's products are promoted through the use of printed brochures and trade show exhibitions. The Company does not advertise its products directly to consumers, prices charged to individual customers vary based on the services required by the customer and the customer's sales volume. Most sales are made under terms that require payment to the Company of the full purchase price within 90 days of the date of invoice. During the Christmas holiday season, payment terms for certain customers may be extended. The Company also makes sales on a consignment basis (transactions in which products are delivered to customers for more than 90 days under terms which permit the customer to defer paying for the products until they are sold to its customers and allows them to return any unsold product). Such sales are subject to the terms of a consignment agreement, which may be cancelled at any time upon return of the product, or alternatively may be automatically renewed if required. Such agreements do not preclude the customer from purchasing products from the Company's competitors. The amounts of consignment sales in the past three fiscal years have exceed $6 million per year

The Company accepts returns of products with defects in materials or workmanship. The Company also accepts returns of certain items, primarily from large retailers, in order to maintain customer goodwill and as part of promotional programs. As a gesture of goodwill, the Company also provides a stock balancing service from time to time, primarily to large retailers, in order to assist them with maintaining inventory levels in an efficient way. In most cases, stock balancing transactions involve taking back products for resorting and redistribution to other stores within the retailers group. In other cases, it involves taking back product, which is replaced with different styles and not redistributed.

While the Company sold its products to approximately 440 customers in fiscal 2008, as mentioned previously, sales of the Company's six largest customers accounted for approximately 69% of sales in fiscal 2008. All of the Company's active customers are Canadian except Zales Corporation and Birks/Mayors Corporation.

Products

      The Company seeks to provide its customers with a full line of high quality 10, 14 and 18 karat gold, silver jewellery and diamond jewellery products that incorporate traditional styles and designs. While the Company regularly updates its product lines and offers new products, it seeks to avoid designs incorporating high fashion trends that are expected to have short life cycles. The Company currently offers approximately 3,236 styles of chains, earrings, bracelets and rings. In addition the Company carries approximately 385 loose diamonds and coloured stones of varying qualities and weights. The Company's products are moderately priced, with the majority of its gold products retailing at prices between $25 and $600 and are intended to appeal to consumers who are value-conscious as well as fashion-conscious. Through ADL, the Company sells items of relatively higher price points, however with the introduction of the Dreamcatchers and Golden Moments collections, which include mid point diamond products, the average high price point for the company was $990. Loose stones vary in price depending on market at a price reflective of quality and karat weight. Such stones represent a relatively small portion of the ADL inventory held, however these stones in isolation carry a higher average price point relative to the balance of the inventory.

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

      The Company's product line includes approximately 1,745 karat gold, 1,351 diamond and colored stone and 140 sterling silver products that are a regular part of its product line. These products are traditionally designed diamond and colored stone set items, karat gold and sterling silver chains and other jewellery products for which there has been consistent demand. The Company continually strives to update the balance of its product line with innovative, new styles. New styles primarily are introduced at the beginning of each calendar year, and replace older styles whose performance has declined. The Company closely monitors sales of its new styles and promptly discontinues any style that fails to achieve desired sales levels.

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

      Styles are discontinued when a supplier or manufacturer has discontinued an item from their offering and the Company is unable to replace the product or the customers' performance for the item has not met their targets.

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

It is the Company's experience that some items significantly written down are later sold, at reduced prices. Historically, the equivalent dollar amounts have not been material. The Company estimates that during fiscal 2008, total melt accounted for approximately $775,000 and were sold at the written down book value. As at March 31, 2008 the Company had a total provision for inventory obsolescence of $201,000 ($329,000:2007, $401,000: 2006).

      A principal goal of the Company's new product program is to optimize the perceived value of the Company's products through design and manufacturing innovations that enhance the appearance of the jewellery without incurring corresponding increases in product costs.

Purchasing

      The Company purchases finished products from suppliers located principally in North America, the Middle East, the Far East and the European Economic Community ("EEC"). The principal items purchased by the Company through IBB are machine and handmade gold and silver chains; other gold and silver items purchased as finished goods include rings, bracelets, bangles, lockets, earrings, pendants and charms. The principal items purchased by the Company through ADL are loose diamond stones and finished diamond and coloured stone jewellery, including rings, bracelets, pendants and earrings.

      The world's principal sourcing of rough diamonds is through De Beers Consolidated Mines, Limited ("De Beers"), a South African company. The continuing availability of diamonds to the jewellery industry is dependent, to some degree, on a continuous supply from De Beers. While several other countries are major suppliers of diamonds, in the event of an interruption of supply from South Africa, the jewellery industry, as a whole, could be adversely affected, which could impact the supply of diamonds to the Company.

During fiscal 2008, the Company purchased gold and silver products from over 80 suppliers, with the five largest suppliers accounting for approximately 38% of the Company's total gold and silver purchases. In the diamond jewellery, loose stone and coloured stone area, the company purchased products from approximately 70 suppliers, while the five largest suppliers accounted for 74% of the Company's total purchases in this area.

      A substantial portion of the Company's purchases are concentrated within a small number of suppliers. One particular supplier's products accounted for 23% of IBB purchases and 1% of ADL purchases during the year. The loss of this particular supplier would have a material adverse effect on business. Aside from this one supplier, the Company does not believe the loss of any other supplier would have a material adverse effect on its business. On a combined basis i.e. in the gold, silver, diamond jewellery, loose stone and coloured stone areas, the Company's five largest suppliers account for 41% of the merchandise purchases during the year. Alternative sources of supply for the finished goods purchased by the Company are available. The Company has no long-term contractual relationship with any of its suppliers.

      In order to maintain consistent product quality, the Company carefully selects its suppliers and continually monitors the quality of their performance. The Company has strict internal control procedures of all jewellery from inspecting all materials sent and received from outside suppliers, monitoring the location and status of all inventory to ensuring government rules and regulations are followed through the entire purchasing and receiving process. A complete physical inventory of gold, silver and gemstones is taken at the Company's distribution and administrative facilities on an annual basis.

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

Competition

      The jewellery industry in North America is highly fragmented and characterized by a large number of small to medium-sized manufacturers, wholesalers and distributors. The Company's business is highly competitive, and the Company's competitors include domestic and foreign jewellery manufacturers, wholesalers and importers who may operate on a national, regional or local scale.

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

      The Company believes its primary competitors to include PAJ Canada (Canada and USA), Bel-Oro (Canada and USA), Chateau D'Argent (Canada) and R & B Manufacturing (Canada and USA), Corona (Canada and USA), Master Design (Canada and USA), J.S.N (Canada and USA) and Libman (Canada and USA).

Insurance

      The Company maintains primarily all-risk insurance, with limits normally in excess of the Company's current inventory levels, to cover loss and damage caused by fire and/or theft of inventory located at the Company's facilities and insurance on goods in transit. The Company also maintains insurance covering loss and damage caused by fire and/or theft of inventory located at the premises of suppliers and while in the possession of its sales representatives. While the amount of available coverage generally is in excess of the value held by a particular supplier or sales representative, at times the amount of value held by a supplier may temporarily exceed the amount of available coverage. These temporary differences between the amount of available coverage and the value held have not been material to the Company's financial condition or results of operations. The Company has fidelity insurance, which provides a level of coverage against theft or embezzlement by employees of the Company. The Company has an insurance policy to cover liability against its directors and officers and a separate Business Interruption policy. Additionally, the Company carries credit insurance, which covers most of the independents and an acceptable portion of major customer receivables as determined and approved by the Board with the exception of one major customer whom the Board has agreed that the Company will self insure.

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

Employees

      At March 31, 2008, the Company employed forty three persons on a full time basis. As at August 29, 2008, there were forty two persons employed on a full time basis. The full time employees comprise of ten employees in finance and administration, seventeen in sales and merchandising, and fifteen in inventory warehouse. Four full time employees are employed in the Halifax office, seven are employed in the Toronto office, and thirty one are employed in the Vancouver office. As at August 29, 2008 the Company employed eleven people on a temporary part time basis. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

Governmental Regulation

      The tax laws of the Federal Government of Canada and the Provinces of British Columbia, Ontario and Nova Scotia are applicable to the Company. Specifically, it is bound by income, custom and excise tax rules and regulations regarding customs, all of which are regulated by the Federal Government of Canada. In addition, the Company is subject to the sales tax and employment laws of the Provinces of British Columbia, Ontario and Nova Scotia. Changes in the tax rates governed by these authorities may have a significant impact on the cash flows of the Company.

      The Company is also required to comply with the reporting requirements under Canadian securities laws and the reporting requirements for foreign issuers under the securities laws of the United States regulated by the Securities and Exchange Commission.

C. Organizational Structure

      Please refer to "Item 4 - History of the Company - Corporate Structure" and "Business Overview."

D. Property and equipment.

Real Property

      The Company operates from leased premises in Vancouver, Halifax and Toronto. The Company's Vancouver office is located at 1555 West 8th Avenue, Vancouver, B.C., V6J 1T5, Canada. The Halifax office is located on Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6, Canada and the Toronto office is located at Suite 100, 1 Valleybrook Drive, North York, ON, M3B 2S7. The Vancouver premises cover 8,557 square feet and give the Company a self-contained headquarters building from which to operate. The premises have an underground parking garage. The Company leases the Vancouver premise for $9,917 per month plus expenses.

      The Halifax premises cover 1,136 square feet of office space. The Company leases the Halifax premises for $1,100 per month plus applicable taxes.

      The North York ("Toronto") premises cover 3,430 square feet of office space. Starting in July 2006 the Company leased an office in North York ("Toronto") on a five year fixed term at $4,421 per month plus applicable taxes. In July 2007 the cost of the lease was reduced to $4,136 per month for the balance of the term, and starting in August 2007 a further 1,148 square feet were leased for an additional $1,148 per month, bringing the total cost of the lease to $5,284 per month. In May 2008, total monthly rent for the Toronto premises increased by $813 to $6,097,

      The Company believes that its current premises are adequate for the Company's current operating level and presently foreseeable growth.

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

In fiscal 2007, the Company upgraded its computer infrastructure with newer technology and acquired new software, Microsoft Dynamics (Navision) for ADL. The Company is in the process of upgrading its computer system to Navision for IBB. When fully phased in, the Company expects these improvements to increase the effectiveness and efficiencies of its operations. The capital cost of the software purchased for ADL has been reflected as an obligation under capital lease under Note 9 of the Company's financial statements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

The Company is a non accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding the Corporation's periodic reports under that Act during the fiscal year ended March 31, 2008 and there are no unresolved comments as of the date of the filing of this Annual Report with the Commission.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      This   discussion   should  be  read  in  conjunction   with  the  audited
consolidated financial statements of the Company and related notes thereto included herein.

A. Operating Results

Fiscal 2008 v. Fiscal 2007

Sales for the fiscal year ended March 31, 2008 ("Fiscal 2008") were $20,908,902 compared to $22,638,034 for the fiscal year ended March 31, 2007 ("Fiscal 2007"), a decrease of $1,729,132 or 7.6%. The decrease is mainly due to the following factors:

         o The volatility in the gold market in general has adversely affected our sales, especially to our independent customers.

         o In prior year, the Company obtained new diamond programs with two major customers and significant sales were generated from the initial roll-out of these programs.

         o The Company has seen a higher level of sales returns, especially from some of our Majors customers.

The Company expects to see moderate growth in overall sales volumes in fiscal 2009, with an increase of 5% projected as compared to fiscal 2008.

      Cost of sales for Fiscal 2008 was $14,667,750 with a gross margin of 29.8% compared to $17,039,635 with a gross margin of 24.7% for Fiscal 2007. A number of factors contributed to the higher profit margin:

         o Foreign exchange gain from inventory purchases due to the weakening of the USD during the year ($153k);

         o Recovery of vendor rebates overcharged by certain Majors in prior years ($188k)

      Cost of sales includes the cost of inventory sold, inbound freight, duties, taxes and brokerage, jewellery packaging sold with the product, agency fees, and the gain/loss on settlement of inventory purchases as discuss above.

      The Company's gross margin may not be comparable to others as the costs of freight and shipping are included in our selling, general, and administrative expenses. Freight and shipping totaled $265,616 compared to $310,721 in the prior year.

      General administrative costs increased by $381,194 or 12% from $3,157,284 in Fiscal 2007 to $3,538,478 in Fiscal 2008. The increase in administrative expenses over prior year is primarily a result of:

         o Significant higher salaries and wages ($202k), as a result of the hiring of some senior executives; and the overall salary increment to staff. Included in salaries and wages is also the stock-based compensation expense amounting to $65k, relating to options issued during the year

         o Increase in consulting expenses ($111k), which mainly consist of recruitment fees paid on the hiring of a few new staff; SOX consulting fees; and higher directors' fees incurred in 2008

      o     Bad debt expenses were $43k,  compared to a credit  balance of $109k
            in    prior    year.     There    were    significant    bad    debt
            recoveries/write-backs in fiscal 2007.

      o Lower legal and accounting expenses, and travel and telephone costs partially offset the large increase

Overall, as a percentage of sales, administrative expenses increased to 16.9% in 2008 from 13.9% in 2007.

Selling and delivery expenses increased slightly by $20,679 or 1.9% to $1,122,210 in Fiscal 2008 from $1,101,531 in fiscal 2007. Due to the lower sales level, freight and shipping, sales commission and display costs decreased, by approximately $45k, $35k and $118k, respectively. On the other hand, fines and penalties charged by Majors, marketing and promotion expenses, gold overbilling rebates, and salaries and wages all increased, by approximately $37k, $40k, $83k and $79k, respectively.

Overall, as a percentage of sales, selling and delivery expenses increased to 5.4% from 4.9% in 2007.

      Interest and bank charges for Fiscal 2008 increased $53,609 or 5.6% to $1,018,242 when compared to the Fiscal 2007 amount of $964,633. The Company continued to rely on its increased banking facilities throughout fiscal 2008. The average balance in its bank line increased during fiscal 2008 by $729,000. Although inventory levels were mostly lower than prior year throughout the current fiscal, many suppliers have shortened their payment terms. In addition, the Company also encountered several payment issues during the current year with a few of our major customers, which had increased our reliance on the bank overdraft. The average interest rate paid by the Company for its banking facilities increased from 6.98% in Fiscal 2007 to 7.02% in Fiscal 2008.

      The Company had a net income before recovery of income taxes of $441,154 for the current year, as compared to a net income before provision for tax of $294,741 for fiscal 2007. The increase in net income is a result of higher gross profit for the current year.

      Tax expense or recovery is determined by entity-based results. Tax recovery for the current year is comprised of two portions. In 2007, Allura Diamonds Limited was subject to a tax audit by Canada Revenue Agency ("CRA"). As a result, the Company was reassessed for a total of $76,469 in additional income tax payable relating to its fiscal years 2004, 2005 & 2006. Interest and penalties totaling $14,882 were also levied by the CRA. During the current year, the Company filed an objection notice on the reassessment and claimed for a refund of the full amount assessed. The CRA accepted the appeal and reversed the full amount assessed, including interest and penalties. The tax recovery is partially offset by a tax expense of $48,231, which is the estimated provision for income taxes for Allura International Inc. for the current year. As disclosed in Note 8 to the Company's consolidated financial statements, the Company has substantial tax losses that could be used to offset future taxable income. However, the tax benefit of these losses has been offset by a valuation allowance of the same amount due to the uncertainty of their realization.

Fiscal 2007 v. Fiscal 2006

      Sales for the fiscal year ended March 31, 2007 ("Fiscal 2007") were $22,638,034 compared to $17,719,672 for the fiscal year ended March 31, 2006 ("Fiscal 2006"), an increase of $4,918,362 or 28%. The significant increase is primarily a result of:

o significant sales from the new diamond programs that the Company obtained during the year with Wal-Mart and Sears; and

o enhanced sales efforts during the year which led to increased sales in higher-end diamond products to our major customers.

The Company expects to see moderate growth in overall sales volumes in fiscal 2008, with an increase of 3% projected as compared to fiscal 2007.

      Cost of sales for Fiscal 2007 was $17,039,635 with a gross margin of 24.7% compared to $13,652,307 with a gross margin of 23% for Fiscal 2006. The increase in cost of sales is largely consistent with the increased sales for the year. Due to significant upward movements in gold prices during the year, product costs increased. However, the Company was able to increase the selling prices to offset the increased costs. In addition, the abolishment of the excise tax during the year means the Company was able to recognise some economies in purchasing. As a result, the gross profit margin improved from that of fiscal 2006.

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

      General administrative costs increased by $337,128 or 11% from $2,950,967 in Fiscal 2006 to $3,288,095 in Fiscal 2007. The changes were primarily a result of

         o Salary and Wages: an increase of $419,899 or 23%. The increase is a combination of a few factors. The main reason being, that during the year the Company opened a new sales office in Toronto. With the exception of one staff member, all the staff in the Toronto office was newly hired during fiscal 2007. In addition, due to increased sales, the Company employed more warehouse casual staff and more overtime was also incurred. Lastly, there was a salary increase to the CFO/VP Operations effective April 1, 2006.

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

      Selling and delivery expenses increased by $280,272 or 34% to $1,101,531 in Fiscal 2007 from $821,259 in fiscal 2006, as a result of:

         o Sales Commission - increased by $118,788 or 49% in fiscal 2007 mainly due to an overall general increase in sales during the year and a sum of commission paid to establish the Quebec sales territory.

         o Advertising - increased by $62,172 or 101%. The Company spent more on advertising in 2007, for example, high-end catalogues were produced to promote the Golden Moments and Dream Catchers programs during the year. In addition, tradeshow activities were also expanded during the year.

         o Opening of the sales office in Toronto - additional salaries and wages of $130,811.

Overall, as a percentage of sales, selling and delivery expenses increased to 4.9% from 4.6% in 2006.

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

      Cost of sales for Fiscal 2006 was $13,652,307 with a gross margin of 23% compared to $13,154,241 with a gross margin of 28% for Fiscal 2005. The increase in cost of sales of $498,066 or 4% in spite of a decrease in sales was a result of the Company taking write-downs on discontinued inventory to recovery value from an expected melt of its product and a result of the increase cost of gold price. Additionally, as the Company was selling down its gold inventory which was acquired at higher costs partially due to foreign exchange conversion rates, the resulting impact is a higher cost of sales for the fiscal year relative to the selling price of the gold inventory. The Company expected the gold price to continue to increase into fiscal 2007 and adjusted its selling price to reflect the increased gold price.

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

      Tax expense or recovery is determined by entity-based results and as such, the Company's tax recovery is result of the loss carry back provisions in IBB available under Canadian taxation laws. Allura's and ADL's (Bygo's losses that transferred to ADL from its corporate reorganization as describe below) e-commerce start-up costs have created losses that may be used in future periods to reduce taxable income. As disclosed in Note 7 to the Company's consolidated financial statements, the tax benefit of these losses has been offset by a valuation allowance of the same amount due to the uncertainty of their realization.

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

      The put options are exercisable after July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The put options entitle the holders to put the shares to the Company for the lesser of their fair value (estimated at $72,600 at March 31, 2008 (2007: $57,600, 2006:
$52,600)) and the original proceeds received under the unit offering ($500,000). The common share put options were outstanding as at September 15, 2008.

      The Company has presented its obligation under this put as a current liability as disclosed in Note 10.

Bank Financing

      The Company's subsidiaries IBB and ADL (collectively the "Borrowers") currently have "Revolving Demand Loan" credit facilities ("Overdraft Loan") with HSBC to a combined maximum principal of $11,000,000 (2007: $11,000,000). The Company also has available an annual $1,100,000 (2007: $1,100,000) bulge (a temporary increase in the credit facilities limit) from July 1 to December 31 each year (the "Annual Seasonal Bulge").

In fiscal 2007, the Company also had an additional $1,400,000 one time bulge in effect March 31, 2006 to March 31, 2007 (the "OneTime Bulge").

During fiscal 2008, the demand overdraft loan facilities totaling $11,000,000 were retroactively renewed except the OneTime Bulge was extended to May 1, 2007 and the Annual Seasonal Bulge was provided on a one-time basis from May 1, 2007 to December 31, 2007. The Annual Seasonal Bulge was then further extended to February 28, 2008 and increased to $1,750,000, both on a one-time basis.

      The credit facilities are subject to certain margin requirements as defined in the Overdraft Loan offer letter from HSBC dated July 14, 2000, amended on August 9, 2001, and subsequently amended on August 28, 2002, October 8, 2002, March 18, 2003, July 31, 2003, July 2, 2004, July 19, 2004, March 31,
2005, July 13, 2005, April 12, 2006, July 28, 2006,  November 21, 2006, April 4,
2007, May 28, 2007, October 30, 2007 and December 18, 2007, collectively referred to as the Company's "Banking Agreement".

      The margin requirements as defined by the Banking Agreement are as follows:

      The amount outstanding under the overdraft loan will not, at any time, exceed the sum of:

            o 50% of  the  value  of  Acceptable  Inventory,  up  to  a  maximum margin  contribution  of $4,400,000  (2007:  $4,000,000)  for the period of January 1 - June 30 Annually, including a $1,800,000 (2007: $1,500,000) sub-limit for Allura Diamonds Limited and increased to $4,950,000 (2007: $4,550,000) for July 1 - December
               31 annually (amended on a one-time basis to $5,050,000 for the period of May 1, 2007 to December 31, 2007); plus

            o 50% of  consignment  inventory limited  to a maximum of $1,700,000
               (2007: $1,700,000) subject to the following sub limits; Bay/Zellers $1,500,000; Sears $1,000,000, Charm $100,000; Ben
               Moss $175,000; plus

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

      The Company's borrowings bear interest at a rate equal to Canadian prime plus 1/8% on the first $1,000,000 (2007: $1,000,000) and prime plus 1% on the balance. The prime interest rate on these loans at year-end was 5.25% (Fiscal 2007: 6.0%) and 4.75% as at August 29, 2008. The loans are collateralized by a general security agreement creating a first floating charge over all assets, a general assignment of book debts, an assignment of inventory under Section 427 of the Bank Act, a guarantee from a shareholder for $4,000,000 supported by a standby letter of credit for $1,000,000 (2007: $1,000,000), guarantees by certain other shareholders to a maximum of $800,000, collateralized by certain of these shareholders' residential real estate and an assignment of insurance on the life of the president in the amount of $800,000.

      The terms of the demand overdraft loan agreement facility requires the Company to maintain certain covenants which include Debt to Tangible Net Worth and Current Ratios. These covenants are amended from time to time by the bank.

      During fiscal 2007, the Company was required to inject shareholders' equity and/or debt subordinate to its bank indebtedness in the minimum amount of $500,000 (decreased from an originally requested injection of $1,500,000) prior to March 31, 2007. On April 4, 2007, a company controlled by one of the Company's shareholders provided a standby letter of credit expiring November 1, 2007, in favour of the Company's bank. This letter of credit satisfied the bank's requirement for additional shareholders' equity and/or subordinated debt. Upon expiry, this letter of credit was allowed to lapse.

      Under the terms of the demand overdraft loan facilities, the Company must maintain a Debt to Tangible Net Worth ratio not exceeding 3.0 to 1 (2007: 2.5 to 1) and Ratio of Current Assets to Current Liabilities not less than 1.3 to 1 (2007: 1.3 to 1) on a consolidated entity basis as defined by the bank at each year-end when the loan is outstanding. As at March 31, 2007, the Debt to Tangible Net Worth Ratio and ratio of Current Assets to Current Liabilities were
3.64  to 1 and  1.17  to 1  (2006:  3.58  to 1 and  1.19  to  1),  respectively.
Notwithstanding this technical default, the Bank agreed not to take any steps with regard to this default, although it did not constitute a waiver nor did it prejudice any of the bank's other rights and remedies under the facilities.

As at March 31, 2008, the Company was in compliance with these covenant ratio requirements.

      The Company expects to see cash flow improvement but will continue to rely on its bank financing to maintain operations and to finance potential increases in revenues and expansion of customer programs. For the year ended March 31, 2008, the combined overdraft loan amounted to $10,408,813.

Accounts Receivable

      The Company's account receivables net of allowances for doubtful accounts as at March 31, 2008 were $3,193,640. The balance in accounts receivable represented 15.3% of net sales for Fiscal 2008.

Inventory

      The Company's inventory as at March 31, 2008 was $13,510,621 or 64.6% of net sales for Fiscal 2008 compared to $13,532,378 or 59.8% of net sales for Fiscal 2007. Inventory continues to reflect a high percentage of net sales because it reflects (i) the Company's commitment to ensure customers orders can be turned around in a short period from the time the order is placed with the Company to the time it is delivered, (ii) the increases in replenishment programs with customers from Fiscal 2005 have continued through Fiscal 2006, 2007 and 2008, and with these programs the Company must ensure sufficient inventory is available at all times to achieve maximum ship value on each order
(iii) the
customers' higher fulfillment targets for each purchase order delivered and (iv) Fiscal 2005's increase of $1 million in consignment goods under consignment agreements resulting from customers store and program expansion have continued into Fiscal 2006, 2007 and 2008. ADL continues to expand and develop its product line to increase selection and availability in the market place. The Company made efforts during the current year to reduce its level of inventory by sending old stock to gold melt, and reducing the consignment inventory through programs buy-out (i.e., by discontinuing certain consignment programs and invoicing for the on-hand units of the related inventory) and clearing of discontinued items. As a result, inventory level was significantly lower than prior year throughout most of the year. However, it increased significantly close to the year-end due to large purchases made in March 2008. In addition, a larger provision for goods returns was also made for the current year as compared to prior year.

      The Company expects its inventory levels to reduce significantly in future periods as the Company works to liquidate some of the old inventory and towards a just-in-time purchasing system.

Accounts Payable and Accrued Liabilities

      The Company's accounts payable and accrued liabilities as at March 31, 2008 were $3,349,012 compared to $3,931,860 for Fiscal 2007. The Company made an effort to keep supplier accounts up to date and to ensure it fulfils its obligations in a timely manner. The Company does not anticipate any difficulties in settling these obligations.

Obligation under Capital Lease

      During 2007, the Company sold certain equipment. There was no material gain on the transaction. The Company then immediately leased back this equipment by entering into a lease agreement. The capital lease has a four-year term, expiring in 2011, with imputed interest rate of approximately 6.25% per annum. The leased equipment is amortized on a straight-line basis over the lease term. Details can be found under Tabular Disclosure of Contractual Obligations in F below.

Stock Options

On October 29, 2007, the Company authorized the issuance of 545,000 Stock Options at an exercise price of USD $0.53 (with a Canadian Equivalent Exercise price as at that date of $0.51). The vesting date for these Options was November 30, 2007, while the expiry date is November 30, 2012.

For the year ended March 31, 2008, the total compensation expense related to the fair value of the stock options issued was $64,860 (2007: $Nil). This amount has been credited to contributed surplus. The fair value of these stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions: no dividends are to be paid; expected volatility of 36%; risk-free rate of 4.1% and expected life of 2 years.

Capital Commitments

      Except for anticipated aggregate lease payments for both IBB and ADL of approximately $472,000 over the next four years, the Company has no other significant capital commitments as of August 29, 2008. The second and final phase of the Navision implementation project has a budgeted spending of approximately $180,000, with the majority of the spending to occur during fiscal 2009. However, the Company has not entered into any formal contract in this regard. The Company anticipates that cash flow from operations, as well as borrowings available under current Overdraft Loan Facilities will be sufficient to satisfy the operating needs for the next twelve months.

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

D. Trend Information

See "Item 4. - Information on the Company, - Part B., Business Overview"

E. Off-Balance Sheet Arrangements

There are no known significant off-balance sheet arrangements other than those disclosed in Item 10 Section 3 under "Investment Agreement" and as disclosed in
Note 11 of the Company's audited consolidated financial statements for the year ended March 31, 2008.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes all of the outstanding obligations of the Company's continuing operations as of March 31, 2008 by the year that they become due. The Company expects to fund these obligations from operating income and equity/debt financing:

                                                                        Payments due by period
                                                   ------------------------------------------------------------------
                                                                  Less than 1      1-3                    More than 5
           Contractual Obligations                    Total          year         years      3-5 years       years
---------------------------------------------------------------------------------------------------------------------
Short-Term Debt Obligations                        $10,408,813    $10,408,813          --           --             --
---------------------------------------------------------------------------------------------------------------------
Long-Term Debt Obligations                                  --             --          --           --             --
---------------------------------------------------------------------------------------------------------------------
Capital (Finance) Lease Obligations                $   249,652    $    85,571    $164,081                          --
---------------------------------------------------------------------------------------------------------------------
Operating Lease Obligations                        $   471,584    $   198,823    $260,353    $  12,408             --
---------------------------------------------------------------------------------------------------------------------
Purchase Obligations                                        --             --          --           --             --
---------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities Reflected on the
Company's Balance Sheet under the GAAP of the
primary financial statements                                --             --          --           --             --
---------------------------------------------------------------------------------------------------------------------
Total                                              $11,130,049    $10,693,207    $424,434    $  12,408             --
---------------------------------------------------------------------------------------------------------------------

G. Safe Harbor

Some of the information in this report contains forward-looking statements. Forward-looking statements represent the Company's current expectations or forecasts of future events and are based on management's beliefs, as well as assumptions made by and information currently available to them. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include the words "anticipate," "believe," "budget," "estimate," "expect," "intend," "objective," "plan," "probable" "possible," "potential," "project" and other words and terms of similar meaning in connection with any discussion of future operating or financial performances.

      Any or all of the Company's forward-looking statements in this Form 20-F may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many of these factors, including the risks outlined under "Risk Factors," will be important in determining the Company's actual future results, which may differ materially from those contemplated in any forward-looking statements.

When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus. The Company's forward-looking statements speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement.

H. Legal Proceedings

      As at September 15, 2008, there are no legal proceedings to which the Company is a party or to which its properties are subject. The Company does not know of any legal proceedings that are contemplated.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

      The following table sets out the full name, age, and function of the directors, executive officers and key employees of the Company as of September 15, 2008.

On September 30th, 2008, the Directors on the Board of Directors will be re-nominated to stand for election to the Board. Additionally Randolph Price will stand for nomination to the Board as an additional member.

                                                                                Position Held
     Name             Age     Positions                                             Since
---------------------------------------------------------------------------------------------
Jeremy Bowman          57     Director, CEO of Allura International Inc.             1988
---------------------------------------------------------------------------------------------
Sheila Bowman          50     Director, Secretary, and Treasurer of Allura
                              International Inc., and Corporate Secretary            1988
---------------------------------------------------------------------------------------------
Frank Kovacs           55     Director                                               1998
---------------------------------------------------------------------------------------------
Thomas Weckman         54     Director and V.P. of Allura Diamonds Limited           1994
---------------------------------------------------------------------------------------------
Tina
VanderHeyden           56     Director                                               1999
---------------------------------------------------------------------------------------------
Dave Wall              57     Director                                               2003
---------------------------------------------------------------------------------------------
Cameron Gillies        58     President of the Trading companies (1)                 2006
---------------------------------------------------------------------------------------------
Lan Shangguan          38     CFO(2)                                                 2007
---------------------------------------------------------------------------------------------
Randolph Price         61     (3)
---------------------------------------------------------------------------------------------

Notes:

      (1) Appointed President of Trading companies, namely IBB International (Canada) Ltd and Allura Diamonds Limited, effective April 1 2008

      (2)   Appointed CFO effective May 8 2008

      (3)   Nominee for  Director in the  upcoming AGM of the company on Sept 30
            2008.

Jeremy Bowman has been the CEO and Director of the Company since 1988 He is also a 25% Owner/Director of The Black Bear Pub Limited in Nanaimo, B.C., Canada, a restaurant, bar and liquor store. He was appointed acting CFO on June 30, 2007, however the appointment was rescinded on April 21, 2008, pending the appointment of Lan Shangguan as CFO.

Sheila Bowman has been the Secretary and Treasurer and a Director of the Company since 1988. She was further appointed Corporate Secretary in December 2007. She is the current Audit Chair In addition she is a 25% Owner/Director of The Black Bear Pub Limited in Nanaimo, B.C., Canada, a restaurant, bar and liquor store.

      Frank Kovacs is the Managing Director of International Bullion & Metal Brokers (London) Limited, incorporated in the United Kingdom, a leading jewellery distribution company with over 30 years trading history. He has also been a Director of the Company since 1988.

Randolph C Price Mr. Price is a Principal of RC Price and Associates and is a tax consultant with PricewaterhouseCoopers LLP. He also serves as the Commissioner with the First Nations Tax Commission and is a member of its audit committee. Prior to his retirement, Mr. Price was the Vice President of Corporate Tax with Duke Energy Corporation. He also served as the Chairman/President of the Taxation Committee of the Canadian Energy Pipeline Association, the Taxation Committee of the Canadian Gas Association and the Tax Executives Institute, Vancouver Chapter. Mr. Price received his professional designation as a Chartered Accountant in Manitoba in 1972.

      Thomas Weckman has been the Vice-President of ADL since 2005, (previously its President) and a Director of the Company since 1999. He has also served as President of Baird Weckman Sales Ltd., a private trading company incorporated under federal laws of Canada since 1997.

      Tina VanderHeyden is President of T. VanderHeyden Associates Inc, and has served on the Company's Board of Directors since 1999. She is also a Director for The Canadian Film Centre in Toronto and serves on several Boards including S2C Global Systems Inc.

      Dave Wall has been a Director since September 30, 2003. Mr. Wall joined Norpac Controls Ltd. ("Norpac") in 1973 and became President of Norpac in June 2000. In addition, Mr. Wall serves on the Emerson Process Management Representative Presidents' Executive Committee and the Control Systems Division Advisory Committee. He also sits on two B.C.I.T. advisory Boards: the UBC Chemical Engineering Industry Advisory Board and the Association for Professional Engineers and Geo Scientists. He is a corporate campaign Executive for United Way and in prior years served as Board President for the North Shore Neighborhood House. Mr. Wall is a director of Norpac, Artemis Industrial Networks Ltd. and Norpac Employee Owners Ltd.

      Cameron Gillies joined the Company in October 2006 as Senior Vice President. Effective April 1, 2008 Cameron Gillies was appointed President of the trading companies; namely IBB International (Canada) Ltd and Allura Diamonds Limited. Together with his duties as President, he is currently responsible for sales and marketing for the Company, and management of the Halifax and Toronto offices.

      Lan Shangguan joined the Company as VP Finance in March, 2007. She was appointed CFO effective May 8, 2008. She is responsible for undertaking all duties of the Company relating to Finance and Accounting and for the overall running of the accounting department. Her position currently reports to the CEO. She received her Australian CPA designation in 1996 and her Chartered Accountant designation in British Columbia in 2002.

      Each director serves until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified or until such earlier time as such director may resign or be removed. Directors are nominated annually at the AGM by the Board of Directors to serve at the discretion of the Board.

      There are no arrangements or understandings between the director and any other person regarding such director or officers election to serve in his or her official capacity on behalf of the Company. The Shareholders' Agreement entitles Business Development Bank of Canada ("BDC') to select a nominee for the Board of Directors as long as BDC holds at least 300,000 (Equivalent to 100,000 in accordance with consolidation) Common Shares in the Company. As at September 15, 2008, BDC has not selected a nominee for the Board of Directors.

The Company has employment agreements with all of its senior management.

The Company's business is substantially dependent on the efforts and abilities of Jeremy Bowman and Cameron Gillies, respectively, its Chief Executive Officer and President of the Trading Companies. The loss of the services of either or both of Messrs. Bowman and Gillies may have a material adverse effect on the Company's business.

Although the Company has employment agreements with each of Messrs. Mr. Bowman and Gilles, the agreements, subject to applicable non-compete and disclosure provisions thereof which survive termination for specified periods, may be terminated on written notice by either the Employee or the Company for any reason not constituting a fundamental breach of the terms and/or conditions of the employment agreement and without notice in the event of a fundamental breach of the terms and/or conditions of the Agreement by the other party.

B. Compensation outstanding

      The Company paid aggregate compensation of $688,160, $514,000 and $492,000, to all directors and officers as a group during the fiscal years ended March 31, 2008, 2007, and 2006, for services in all capacities. There were no funds set aside by the Company during the fiscal year ended March 31, 2008 to provide pension, retirement or similar benefits for officers or directors.

     In October, 1999, the Company approved the terms of the 2000 Employee Stock Option Plan. On October 29, 2007, the Board granted a total of 545,000 Options with a vesting date of November 30, 2007 and an expiration date of November 30, 2012. Out of the total 545,000 options granted, 395,000 were granted to directors and officers as a group. As at March 31, 2008, none of the options have been exercised. Each option is convertible into one share of the Company's common stock. The options have an exercise price of CDN$0.51. As at March 31, 2008, the options had a weighted average fair value of $0.12 and a weighted average remaining life of 4.67 years.

      The Company has a standard arrangement for the payment of fees to three directors of the Company for acting in such capacity. Directors are reimbursed for all expenses necessary for travel and attendance at meetings. During fiscal 2008, a total payment of $17,790 was made to directors for acting in such capacity, which amount has been included in the aggregate compensation disclosed above.

C. Board Practices

Each director serves until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified or until such earlier time as such director may resign or be removed. Directors are re-nominated and elected annually by shareholders at the Annual General Meeting of the Company. Officers are elected annually or as often as may be required, by the Board of Directors and serve at the discretion of the Board. The Board of Directors holds meetings four times each year.

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

      The Audit Committee is comprised of the following members as at September 15, 2008: Sheila Bowman, Frank Kovacs, Tina VanderHeyden and Dave Wall. The Audit Committee chair is currently Sheila Bowman. However, should the nomination and election of Randolph Price as a Director be successful during the AGM of the company on Sept 30 2008, the intention is that as an independent member of the committee, he will be appointed Audit Chair with immediate effect.

      The Audit Committee holds meetings four times a year and its primary mandate is to facilitate the Company's corporate governance and protect the interest of shareholders by overseeing the financial reporting process and monitoring the responsibilities of the Company's management team as well as its Board of Directors.

      The Compensation and Human Resource Committee is comprised of the following members as at September 15, 2008: Tina VanderHeyden, Frank Kovacs, and Dave Wall. The Compensation and Human Resource Committee Chair is Tina VanderHeyden.

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

D. Employees

      At March 31, 2008, the Company employed forty-three persons on a full time basis. As at August 29, 2008, there were forty two persons employed on a full time basis. The full time employees comprise of ten employees in finance and administration, seventeen in sales and merchandising, and fifteen in inventory warehouse. Four full time employees are employed in the Halifax office, seven are employed in the Toronto office, and thirty one are employed in the Vancouver office. As at August 29, 2008 the Company employed eleven people on a temporary part time basis. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good

      As at March 2007 the Company employed a VP of Finance to provide oversight and undertake management duties for the Finance and Accounting department. Effective May 8, 2008, this executive employee was appointed to the position of CFO.

      In October 2006 the Company employed a Senior Vice President to be responsible for sales and marketing for the Company, together with management of the Halifax and Toronto offices. Effective April1, 2008 this executive employee was appointed President of the Trading Companies.

      As at October 4, 2006, the Company employed a Corporate Accountant to undertake responsibilities in the finance and accounting department. This employee has since been appointed to the position of Finance Manager.

      During Fiscal 2008, on average the Company employed 12 temporary part time employees to cover off seasonal requirements.

E. Share Ownership

      The share ownership of the persons set forth in Item 6.B above is disclosed in "Item 7. Major Shareholders and Related Party Transactions - Major Shareholders" below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

o Major Shareholders

      As far as is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information, as at September 15, 2008, concerning (i) persons and companies that own of record or are known by the Company to own beneficially, directly or indirectly, more than 5% of the outstanding Common Shares and (ii) beneficial ownership of outstanding Common Shares by all directors and executive officers of the Company.

                                                        Number of Shares
                                                    Beneficially or Directly    Percentage of
         Name of Shareholder                                 Owned                  Class
---------------------------------------------------------------------------------------------
International Bullion & Metal Brokers Ltd.(1)                      2,083,334           41.01%
---------------------------------------------------------------------------------------------
Bowman Family Trust ("Trust")(2)                                   1,775,000           34.94%
---------------------------------------------------------------------------------------------
Jeremy C. Bowman(3)                                                  154,167            3.03%
---------------------------------------------------------------------------------------------
Sheila P. Bowman(4)                                                  154,167            3.03%
---------------------------------------------------------------------------------------------
Thomas Weckman(6)                                                     83,334            1.64%
---------------------------------------------------------------------------------------------
B.D.C Capital Inc(5)                                                 113,379            2.23%
---------------------------------------------------------------------------------------------
Executive Officers and Directors as a group (6)                    4,363,381           85.89%
---------------------------------------------------------------------------------------------

(1) International Bullion & Metal Brokers Limited ("International Bullion") is a corporation formed under the laws of England of which Frank Kovacs is a Director. Frank Kovacs is also a Director of the Company.

(2) Although not a beneficiary of the trust, Jeremy Bowman, the Company's CEO, is one of the three Trustees of the Trust. Sheila Bowman is a beneficiary of the Bowman Family Trust. The other beneficiaries are the children of Mr. Bowman.

(3)   Jeremy Bowman is the Company's CEO and a Director.

(4) Sheila Bowman is the Corporate Secretary as well as Secretary and Treasurer, a Director of the Company and the Chair of the Audit Committee.

(5) The Business Development Bank of Canada through B.D.C Capital Inc is a venture capital shareholder owning 113, 379, or 2.2% of outstanding shares. B.D.C Capital Inc. has the right to appoint a representative to the Board of Directors of the Company. Currently it has not exercised the right to do so.

(6)   Thomas Weckman is Allura Diamonds Limited's Vice-President and a Director.

The Company's major shareholders do not have different voting rights. However, some of these shareholders are subject to a shareholders agreement as described below.

There has been no significant change in the percentage ownership held by any major shareholders during the past three years. However, on October 29, 2007, the Company authorized the issuance of a total of 545,000 Stock Options at an exercise price of USD $0.53 (with a Canadian Equivalent Exercise price as at that date of $0.51) as detailed in Note 10 of the Audited Financial Statements for the Year ended March 31, 2008, presented under Item 17 of this form. The vesting date for these Options was November 30, 2007, while the expiry date is November 30, 2012. Out of the 545,000 options issued, 395,000 were issued to directors and officers as follows:

                                                         Number of      Total Shares    Percentage of
                                   Number of Shares       Options         held and     Class (Includes
      Name of Shareholder          Beneficially or    Beneficially or     Options         Shares and
                                    Directly Owned     Directly Owned     Granted          Options)
-------------------------------------------------------------------------------------------------------
International Bullion & Metal             2,083,334                 0      2,083,334            37.04%
Brokers Ltd.(1)
-------------------------------------------------------------------------------------------------------
Bowman Family Trust ("Trust")(2)          1,775,000                 0      1,775,000            31.55%
-------------------------------------------------------------------------------------------------------
Jeremy C. Bowman(3)                         154,167           175,000        329,167             5.85%
-------------------------------------------------------------------------------------------------------
Sheila P. Bowman(4)                         154,167            45,000        199,167             3.54%
-------------------------------------------------------------------------------------------------------
Thomas Weckman(6)                            83,334            70,000        153,334             2.73%
-------------------------------------------------------------------------------------------------------
B.D.C Capital Inc(5)                        113,379                 0        113,379             2.02%
-------------------------------------------------------------------------------------------------------
Lan Shangguan (7)                                 0            30,000         30,000              (**)
-------------------------------------------------------------------------------------------------------
Cameron Gillies (8)                               0            30,000         30,000              (**)
-------------------------------------------------------------------------------------------------------
Dave Wall                                         0            15,000         15,000              (**)
-------------------------------------------------------------------------------------------------------
Tina VanderHeyden                                 0            15,000         15,000              (**)
-------------------------------------------------------------------------------------------------------
Frank Kovacs                                      0            15,000         15,000              (**)
-------------------------------------------------------------------------------------------------------
Executive Officers and Directors          4,363,381           395,000      4,758,381            84.59%
as a group (11)
-------------------------------------------------------------------------------------------------------

(1) International Bullion & Metal Brokers Limited ("International Bullion") is a corporation formed under the laws of England of which Frank Kovacs is a Director. Frank Kovacs is also a Director of the Company.

(2) Although not a beneficiary of the trust, Jeremy Bowman, the Company's CEO, is one of the three Trustees of the Trust. Sheila Bowman is a beneficiary of the Bowman Family Trust. The other beneficiaries are the children of Mr. Bowman.

(3)   Jeremy Bowman is the Company's CEO and a Director.

(4) Sheila Bowman is the Corporate Secretary as well as the Secretary and Treasurer, a Director of the Company and the Chair of the Audit Committee.

(5) The Business Development Bank of Canada through B.D.C Capital Inc is a venture capital shareholder owning 113, 379, or 2.2% of outstanding shares. B.D.C has the right to appoint a representative to the Board of Directors of the Company. Currently it has not exercised the right to do so.

(6)   Thomas Weckman is Allura Diamonds Limited's Vice-President and a Director.

(7) Lan Shangguan joined the Company as V.P Finance in March of 2007. She was appointed CFO effective May 8, 2008.

(8) Cameron Gillies joined the Company in October 2006 as Senior Vice President. Effective April 1, 2008 Cameron Gillies was appointed President of the trading companies; namely IBB International (Canada) Ltd and Allura Diamonds Limited.

(9)   (**) Less than 1% of class

      As at September 15, 2008, there was no trading market for the Common Shares in the United States or Canada. The following table indicates the approximate number of record holders of Common Shares, the number of record holders of Common Shares with United States addresses and the portion and percentage of Common Shares so held in the United States.

    Total Number      Number of US       Number of US    Percentage of Class
     Registered    Registered Holders   Common Shares
--------------------------------------------------------------------------------
         115               45               30,156              0.59%

      The computation of the number and percentage of Common Shares held in the United States is based upon the number of Common Shares held by record holders with United States addresses. United States residents may beneficially own Common Shares held of record by non-United States residents.

Shareholders' Agreement

      The Company entered into a shareholders' agreement ("Shareholders' Agreement") with shareholders individually holding at least 5% of the outstanding shares of the Company on July 25, 2000. The Shareholders' Agreement requires that board approval be obtained prior to:

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

      The Shareholders' Agreement provides that as long as BDC hold at least 300,000 shares (after consolidation equivalent to 100,000 shares), the Company is to proceed with any of the following matters only with prior written consent of BDC:

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

o     Related Party Transactions

      No key management personnel of the Company or any shareholder of record owns either beneficially, directly or indirectly, more than 5 percent of the issued and outstanding Common Shares (including options) of the Company, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction with the Company except for those in the normal course of the business and as disclosed Note 13 to the Company's audited financial statements, or in any proposed transaction, since the beginning of the Company's last fiscal year up to the date of the Report.

o     Interests of Experts and Counsel

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

      The Company paid its first dividend on September 8, 2005 to all shareholders on record as at September 6, 2005. The dividend was for USD$.01 per share (Equivalent to USD$.03 after consolidation). On November 30, 2007, the Company paid a second dividend of USD$0.03 to shareholders on record as at November 15, 2007. Subsequent to year end on July 29, 2008, the Company declared a dividend of USD$0.05 to shareholders on record as at July 31, 2008. This dividend was payable on September 3, 2008.

On each occasion that dividends were declared and paid the Company's four largest shareholders waived the right to receive the dividends, choosing to retain the funds in the Company to grow the business.

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

C. Markets.

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

F. Expenses of the Issue

      This Form 20F is being filed as an Annual Report under the Securities Exchange Act of 1934, and accordingly, the information called for by this Item 9.F. is not applicable to this report.

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

C. Material Contracts

Shareholders' Agreement

The Company entered into a shareholders' agreement ("Shareholders' Agreement") with shareholders individually holding at least 5% of the outstanding shares of the Company on July 25, 2000. The Shareholders' Agreement requires that board approval be obtained prior to:

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

The Shareholders' Agreement provides that as long as BDC hold at least 300,000 shares, (Equivalent to 100,000 after consolidation) the Company is to proceed with any of the following matters only with prior written consent of BDC:

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

      The put options are exercisable after July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The put options entitle the holders to put the shares to the company for the lesser of their fair value (estimated at $72,600 as at March 31st 2008, 2007: $57,600, 2006:
$52,600, 2005: $64,000,) and the original proceeds received under the unit offering ($500,000). The common share put option was still outstanding as at September 15, 2008.

Capital Lease

Towards the end of fiscal 2007, the Company sold certain equipment. There was no material gain on the transaction. The Company then immediately leased back this equipment by entering into a lease agreement. The capital lease has a four-year term, expiring in 2011, with imputed interest rate of approximately 6.25% per annum. The leased equipment is amortized on a straight-line basis over the lease term which approximates its estimated useful life. The Capital Lease Obligation for the term to 2011 is $227,668 (net of Interest).

Leases for Premises

The Company entered into a lease on June 22, 1998, with a partnership of which Jeremy Bowman, the Company's CEO and director, was a partner. The lease was for premises at its Vancouver office on 1555 West 8th Avenue, Vancouver, B.C., V6J 1T5, Canada which it leases for $9,400 per month plus expenses. The Company moved to these premises in June 2000. The lease was renewed with the same terms at the reduced rate of $9,371 during June 2005. In January 2006, Mr. Bowman, sold his interest in the building and the building was then leased from the new owners on an arms length basis.

      On May 27, 2002, the Company leased an office in Halifax on a five year fixed term starting July 1, 2002 at $1,100 per month plus applicable taxes. The lease was subsequently renewed for a further term ending June 2009. The Halifax lease has a 90-day cancellation provision for the benefit of ADL only. Previously the premises were leased on commercially agreed terms, from Torrington Bay Investments Limited, in which Tom Weckman, the President of ADL, has an interest. During 2006, Torrington Bay Investments sold its interest in the building and the building was then leased from the new owners on an arms length basis. The premises in Halifax are located at Unit 104, 276 Bedford Highway, Halifax, N.S., B3M 2K6 and contain 1,136 square feet of office space.

      Starting in July 2006, the Company leased an office in North York ("Toronto") on a five year fixed term at $4,421 per month plus applicable taxes. In July 2007 the cost of the lease was reduced to $4,136 per month for the balance of the term, and starting in August 2007 a further 1,148 square feet were leased for an additional $1,148 per month, bringing the total cost of the lease to $5,284 per month. In May 2008, the lease cost went up by $813 per month to $6,097 for the balance of the lease. The premises were leased on commercially agreed terms, from an arms length party. The premises in Toronto are located at Suite #100 and #101, 1 Valleybrook Drive, Toronto Ontario and contain a total of 3,430 square feet of office space.

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

      Under the present legislation in the United States, the Company is not subject to United States backup withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided the Company with a taxpayer identification number.

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

You may inspect and copy our registration statements, including their exhibits and schedules, and the reports and other information the Company files with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

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

      At March 31, 2008 and 2007, the Company's accounts payable and accrued liabilities included the following foreign currency denominated amounts:

                                                              2008         2007
                                                       -----------  -----------

U.S.                                                   $ 1,840,630  $ 2,512,552
Euro                                                       210,774      185,757
GBP                                                            493        9,499

Interest Rate Sensitivity

      The Company's bank indebtedness bears floating interest rates. This exposes the Company to the risk of changing interest rates that may have a detrimental affect on its earnings in future periods. The Company has estimated that if interest rates were to increase by 1%, it would have paid an additional $115,000 in interest cost in fiscal year 2008. The Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time. The Company's interest earning investments are short term. Thus, any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial.

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

                                     PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

      The Company expects to see cash flow improvement but will continue to rely on its bank financing to maintain operations and to finance potential increases in revenues and expansion of customer programs. The Company expects cash flow to be provided by operations in fiscal 2009. For the year ended March 31, 2008, the combined overdraft loan amounted to $10,408,813. The demand overdraft loan agreement facility was renewed on April 4, 2007 May 28, 2007, October 30, 2007 and December 18, 2007.

      The terms of the demand overdraft loan agreement facility requires the Company to maintain certain covenants which include Debt to Tangible Net Worth and Current Ratios. These covenants are amended from time to time by the bank.

      As at March 31, 2008, the Company was in compliance with the terms and covenants on this overdraft loan facility. However, there can be no assurance that it will be in the future.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15.    CONTROLS AND PROCEDURES

      All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can only provide reasonable assurances with respect to financial statement preparation and presentation. In addition, any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions in the future.

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company has evaluated, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the effectiveness of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of March 31, 2008. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of March 31, 2008.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As of the end of the period covered by this report, the Company's management, including the principal executive officer and principal financial officer, completed our evaluation of the effectiveness of our internal control over financial reporting, which the Company had been conducting based on the criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treasury Commission ("COSO").

Management completed its assessment of internal control over financial reporting ("ICFR"), and has identified no material weaknesses that existed in the design or operation of our internal control over financial reporting. The Public Company Accounting Oversight Board has defined a material weakness as a "deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis".

During the audit of the 2007 financial statements, the Company's management and auditors identified several material weaknesses in internal controls over financial reporting. Over the course of the current year, management took measures to either eliminate these deficiencies or implemented compensating controls to reduce their degree of severity. Below is a summary of the steps taken:

Recording Journal Entries - It was noted that the recording of journal entries was not restricted to appropriate people and journal entries were not always reviewed prior to posting. During the year, hired an additional accounting staff member which allowed better segregation of duties in this regard. The Company also reassigned the system access rights so as to remove senior finance personnel from being able to post journal entries.

Inventory Costing - It was noted in the prior year that there was no documented/consistent process to monitor inventory costs variances and further that there was no regular review to ensure rates for certain standard costs components remain appropriate. During the current year, the Company implemented procedures to review and approve cost variances. The process of reviewing and revising standard costs component rates remains an annual exercise due to its labour intensive nature. However, the Company has initiated regular management reporting on key performance indicators, which acts as a compensating control in this area.

Bank Reconciliations - In the prior year, bank reconciliations were not performed on a timely basis. Furthermore, due to staff constraints, this function was not reviewed by an independent person. This issue has been fully rectified during the year. The Company hired an additional accounting staff member, which allowed proper segregation of duties in this area. All bank accounts are reconciled on a monthly basis.

Accounts Receivable - It was noted in the prior year that customers' accounts had not been regularly reviewed and thus issues had not been followed up and resolved in a timely manner. Procedures have been implemented to ensure customer accounts are reviewed and issues are followed up on a regular basis.

IT Observations - It was noted that an excessive number of users have been granted with "System Admin" equivalent privilege. The Company carried out a complete review of the user groups set up during the year and made modifications to ensure proper segregation of duties, including removing a number of "System Admin" users. In addition, an in-house IT technician has been hired which allowed us to remove certain accounting personnel from IT functions.

In summary, management was effective in eliminating all the above material weaknesses identified in the prior year. Management is aware that there remain a number of deficiencies in the internal controls system of lesser severity and will continue to seek measures to improve our overall internal controls.

      This annual report does not include an attestation report of our independent registered chartered accountants regarding the effectiveness of internal control over financial reporting. The effectiveness of internal control over financial reporting was not subject to attestation by the Company's independent chartered accountants pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

      The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's auditors as detailed in the Charter of the Audit Committee.

      The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and for reviewing quarterly and annual financial statements prior to their approval by the full Board.

Currently Sheila Bowman is Chair of the Audit Committee. However, it is intended that Randolph C. Price will be asked to assume the position, should his appointment to the Board at the upcoming AGM on Sept 30, 2008 be successful. Mr. Price possesses the qualifications necessary for a financial expert under the definitions of the Sarbanes Oxley Act of 2002.

ITEM 16B.   CODE OF ETHICS

      The Company is currently adopting a formal "Code of Ethics" however it has not yet been Board Approved The Company does however maintain standards that are reasonably designed to deter wrong-doing and to promote:

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

      Corporate Governance relates to the activities of the Board of Directors who are elected by and accountable to the Shareholders, and takes into account the role of management who are appointed by the Board of Directors and who are charged with the on-going management of the Company. The Board of Directors of the Company encourages sound corporate governance practices designed to promote the well being and on-going development of the Company, having always as its ultimate objective the best long-term interests of the Company and the enhancement of value for all Shareholders. Formal documents stating the Company's Corporate Governance policies are in place, as are Charters for the Board of Directors, the Audit Committee and the Compensation and Human Resource Committee

ITEM 16C.   PRINCIPAL ACCOUNTANTS FEES AND SERVICES

                                             2008       2007     Aggregate Fees
--------------------------------------------------------------------------------
Audit fees                                $ 123,500  $ 131,500      $ 255,000
--------------------------------------------------------------------------------
Audit related fees                        $   8,000  $  10,350      $  18,350
--------------------------------------------------------------------------------
Tax fees                                  $  13,200  $  22,050      $  35,250
--------------------------------------------------------------------------------
Other fees                                $   2,200  $       0      $   2,200
--------------------------------------------------------------------------------
Total Fees                                $ 146,900  $ 163,900      $ 310,800
--------------------------------------------------------------------------------

ITEM 16D.   EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEES

      The information called for by this Item 16D is not applicable to the Company.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFLILIATED
PURCHASERS

      There have been no purchases of equity securities by the Company or affiliated purchasers.

ITEM 17.    FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. Reconciliation to U.S. GAAP is included therein under
Note 16 to the audited financial statements.

The report of independent registered chartered accounting firm, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below. The report of independent registered chartered accounting firm is included herein immediately preceding the respective financial statements, notes, schedules, etc.

                                              Allura International Inc.
                                              Consolidated
                                              Financial Statements
                                              (expressed in Canadian dollars)
                                              March 31, 2008, 2007 and 2006

Contents

                                                                          Page
                                                                          -----

Report of Independent Registered Chartered Accounting Firm                   48

Consolidated Balance Sheets                                                  49

Consolidated Statements of Operations                                        50

Consolidated Statements of Cash Flows                                        51

Consolidated Statements of Shareholders' Equity                              52

Notes to the Consolidated Financial Statements                            53-72

[GRANT THORNTON LOGO]

Report of Independent Registered
Chartered Accounting Firm
                                                Grant Thornton LLP
                                                Suite 1600, Grant Thornton Place
                                                333 Seymour Street
                                                Vancouver, BC
                                                V6B 0A4

                                                T (604) 687-2711
                                                F (604) 685-6569
                                                www.GrantThornton.ca

To the shareholders of Allura International Inc.

We have audited the accompanying consolidated balance sheets of Allura International Inc. as of March 31, 2008, and 2007 and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the years ended March 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allura International Inc. as of March 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years ended March 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in
Note 16 to the consolidated  financial  statements.

Vancouver, Canada                       /s/ Grant Thornton LLP
July 30, 2008                           Chartered Accountants

Audit o Tax o Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

--------------------------------------------------------------------------------
Allura International Inc.
Consolidated Balance Sheets
(expressed in Canadian dollars)
March 31

                                                                        2008            2007
---------------------------------------------------------------------------------------------
Assets
Current
   Cash                                                        $     303,752   $     191,386
   Receivables, net (Note 3)                                       3,193,640       4,479,708
   Inventories (Note 4)                                           13,510,621      13,532,378
   Prepaids                                                          142,277         251,355
                                                               -------------   -------------

Total current assets                                              17,150,290      18,454,827

Property and equipment, net (Note 5)                                 320,788         405,192
Goodwill                                                              26,970          26,970
                                                               -------------   -------------

Total assets                                                   $  17,498,048   $  18,886,989
                                                               =============   =============

--------------------------------------------------------------------------------------------

Liabilities
Current
   Bank indebtedness (Note 6)                                  $  10,408,813   $  11,579,643
   Accounts payable and accrued liabilities (Note 7)               3,349,012       3,931,860
   Income taxes payable                                               19,858         100,822
   Obligation under capital lease - current portion (Note 9)          73,419          76,113
   Obligation under put option (Note 10)                              72,600          57,600
                                                               -------------   -------------

Total current liabilities                                         13,923,702      15,746,038

Obligation under capital lease - Non-current (Note 9)                154,249         227,699
                                                               -------------   -------------

Total liabilities                                                 14,077,951      15,973,737
                                                               -------------   -------------

Shareholders' Equity

Capital stock (Note 10)                                            2,545,765       2,545,765
Contributed surplus (Note 10)                                         64,860              --
Retained earnings                                                    809,472         367,487
                                                               -------------   -------------

Total shareholders' equity                                         3,420,097       2,913,252
                                                               -------------   -------------

Total liabilities and shareholders' equity                     $  17,498,048   $  18,886,989
                                                               =============   =============

--------------------------------------------------------------------------------------------

Commitments (Note 11)
Subsequent event (Note 17)

        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
Allura International Inc.
Consolidated Statements of Operations
(expressed in Canadian dollars)
March 31

                                             2008                      2007                       2006
-----------------------------------------------------------------------------------------------------------------
Net sales                           $  20,908,902      100%   $  22,638,034      100%   $   17,719,672      100%

Cost of goods sold (Note 2(c))         14,667,750     70.2%      17,039,635     75.3%       13,652,307     77.0%
                                    ------------------------  ------------------------  -------------------------

Gross profit                            6,241,152     29.8%       5,598,399     24.7%        4,067,365     23.0%
                                    ------------------------  ------------------------  -------------------------
Expenses
   Administrative (Note 18)             3,538,478     16.9%       3,157,284     13.9%        2,950,967     16.7%
   Depreciation and Amortization          107,782      0.5%          76,827      0.3%           46,680      0.3%
   Selling and delivery (Note 18)       1,122,210      5.4%       1,101,531      4.9%          821,259      4.6%
                                    ------------------------  ------------------------  -------------------------

                                        4,768,470     22.8%       4,335,642     19.1%        3,818,906     21.6%
                                    ------------------------  ------------------------  -------------------------
Earnings before other income
(expenses)                              1,472,682      7.0%       1,262,757      5.6%          248,459      1.4%
                                    ------------------------  ------------------------  -------------------------

Other income (expenses)
   Interest, bank charges,
      and guarantee fee
      (Note 13(b))                     (1,018,242)    (4.9%)       (964,633)    (4.3%)        (752,518)    (4.2%)
Other income                                1,714      0.0%           1,617      0.0%               38      0.0%
Change in put option
   obligation (Note 10)                   (15,000)    (0.1%)         (5,000)     0.0%           11,400      0.1%
                                    ------------------------  ------------------------  -------------------------

                                       (1,031,528)    (5.0%)       (968,016)    (4.3%)        (741,080)    (4.1%)
                                    ------------------------  ------------------------  -------------------------

Earnings (loss) before income
   taxes                                  441,154      2.0%         294,741      1.3%         (492,621)    (2.7%)

(Recovery) provision for Income
   taxes (Note 8)                         (28,238)    -0.1%          94,469      0.4%         (102,862)    (0.6%)
                                    ------------------------  ------------------------  -------------------------

Net earnings (loss)                 $     469,392      2.1%   $     200,272      0.9%   $     (389,759)    (2.1%)
                                    ========================  ========================  =========================
Earnings (loss) per share
   (basic and diluted)              $        0.09             $        0.04             $        (0.08)
                                    =============             =============             ==============
Weighted average common
   shares outstanding (basic and
   diluted) (Note 10)                   5,080,150                 5,080,150                  5,080,150
                                    =============             =============             ==============
-----------------------------------------------------------------------------------------------------------------

            See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
Allura International Inc.
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
March 31

                                                              2008           2007         2006
----------------------------------------------------------------------------------------------
Cash and cash equivalents derived from (applied to)

   Operating
     Net earnings (loss)                              $    469,392   $    200,272   $ (389,759)
     Depreciation and amortization                         107,782         76,827       46,680
     Stock-based compensation                               64,860             --           --
     Change in put option obligation                        15,000          5,000      (11,400)
     Change in non-cash operating working capital
       (Note 12)                                           753,091     (2,386,197)      29,149
                                                      ------------   ------------   ----------
                                                         1,410,125     (2,104,098)    (325,330)
                                                      ------------   ------------   ----------
   Financing
     Bank indebtedness                                  (1,170,830)     2,266,289      401,946
     Capital lease obligation                              (76,144)            --           --
     Dividend paid                                         (27,407)            --      (31,901)
                                                      ------------   ------------   ----------
                                                        (1,274,381)     2,266,289      370,045
                                                      ------------   ------------   ----------
   Investing
     Purchase of equipment                                 (23,378)      (309,427)     (47,895)
     Proceeds on disposal of equipment                          --        303,812           --
                                                      ------------   ------------   ----------
                                                           (23,378)        (5,615)     (47,895)
                                                      ------------   ------------   ----------

   Net increase (decrease) in cash                         112,366        156,576       (3,180)

   Cash
     Beginning of year                                     191,386         34,810       37,990
                                                      ------------   ------------   ----------
     End of year                                      $    303,752   $    191,386   $   34,810
                                                      ============   ============   ==========

----------------------------------------------------------------------------------------------

   Non-cash financing and investing activities
     Equipment purchased under capital lease          $         --   $    303,812   $       --

   Supplementary cash flow information
     Interest paid                                    $    964,204   $    934,544   $  723,959
     Income taxed paid during the year                $     36,920   $         --   $   60,000

----------------------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
Allura International Inc.
Consolidated Statements of Shareholders' Equity
(expressed in Canadian dollars)
Years Ended March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

                                                                                              Accumulated
                                     Shares Issued                                                  Other      Total
                                 ---------------------                                      Comprehensive   Retained          Total
                                 Number of              Contributed       Total   Retained         Income   Earnings  Shareholders'
                                    Shares      Amount      Surplus     Capital   Earnings       ("AOCI")   and AOCI         Equity
                                 ----------------------------------------------  -----------------------------------  -------------
Balance, March 31, 2005          5,080,150  $2,545,765  $        --  $2,545,765  $ 588,875  $          --  $ 588,875  $   3,134,640

Dividend paid (Note 10)                 --          --           --          --    (31,901)            --    (31,901)       (31,901)
Net loss and comprehensive loss         --          --           --          --   (389,759)            --   (389,759)      (389,759)
                                 ----------------------------------------------  -----------------------------------  -------------
Balance, March 31, 2006          5,080,150   2,545,765           --   2,545,765    167,215             --    167,215      2,712,980

Net income and comprehensive
  income                                --          --           --          --    200,272             --    200,272        200,272
                                 ----------------------------------------------  -----------------------------------  -------------
Balance, March 31, 2007          5,080,150   2,545,765           --   2,545,765    367,487             --    367,487      2,913,252

Dividend paid (Note 10)                 --          --           --          --    (27,407)            --    (27,407)       (27,407)
Stock-based compensation
  (Note 10)                             --          --       64,860      64,860         --             --         --         64,860
Net income and comprehensive
  income                                --          --           --          --    469,392             --    469,392        469,392
                                 ----------------------------------------------  -----------------------------------  -------------
Balance, March 31, 2008          5,080,150  $2,545,765  $    64,860  $2,610,625  $ 809,472  $          --  $ 809,472  $   3,420,097
                                 ==============================================  ===================================  =============

        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

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

The accounting principles used also conform in all material respects to principles generally accepted in the United States of America as disclosed in
Note 16.

(b) Use of estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates and such differences could be material. Significant estimates used in the preparation of these financial statements include but are not limited to allowances for doubtful accounts receivable, inventory obsolescence, sales returns, amortization, income taxes, stock-based compensation, put option obligation and contingencies.

(c) Foreign currency

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates. Sales, purchases, receipts and payments are translated throughout the year at exchange rates prevailing at the date of the transaction. Exchange gains and losses are included in earnings for the year as part of cost of sales and amounted to a gain of $153,403 (2007:
$75,983, 2006: $108,199).

(d) Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers cash on hand, balances with banks and highly liquid temporary money market instruments with original maturities of three months or less at date of acquisition as cash or cash equivalents. Bank borrowings are considered to be financing activities.

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

2. Summary of significant accounting policies (Continued)

(e) Inventories

Inventories are comprised of loose gemstones and finished products and are valued at the lower of cost and net realizable value. Cost is calculated using the average cost method. Cost consists of the invoiced price plus applicable duty, excise tax, and freight charges. Net realizable value is based upon estimated selling price less further costs to completion and disposal. 2008 inventories include goods held on consignment by the customers under consignment agreements totalling $ 2,209,244 (2007: $2,525,146, 2006: $2,596,676).

The Company's provision for inventory obsolescence has been included in cost of goods sold. Changes in the current balance are as follows:

                                               2008          2007         2006
                                         ----------    ----------    ---------
Opening Balance                          $  329,000    $  401,000    $ 213,000
Add                                          48,000       155,000      222,000
Deduct                                     (176,000)     (227,000)     (34,000)

                                         ----------    ----------    ---------
Closing Balance                          $  201,000    $  329,000    $ 401,000
                                         ==========    ==========    =========

(f) Property and equipment

Property and equipment are recorded at cost less accumulated amortization.

The Company depreciates its property and equipment over their useful lives. All property and equipment other than equipment under capital lease and leasehold improvements are amortized on a 20% declining balance basis. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of leasehold improvement or term of the lease. Equipment under capital lease is amortized on a straight-line basis over the term of the lease.

(g) Goodwill

Goodwill arises from the 1999 acquisition of the 50% of Allura Diamonds Limited that the Company did not previously own and represents the excess of the purchase price over the estimated fair value of the net tangible assets acquired. In accordance with the recommendations of the Canadian Institute of Chartered Accountants, goodwill is not amortized, but is tested for impairment at least on an annual basis.

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

2. Summary of significant accounting policies (continued)

(h) Revenue recognition

The  Company  recognizes  revenue  when  the  following   conditions  have  been
fulfilled:

o     Goods have been shipped;

o     Title to the goods has passed to the customer; and

o     Collection is reasonably assured.

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

(j) Shipping and handling costs

Shipping and handling costs incurred related to the sale of products sold are reported as a component of selling and delivery costs.

(k) Stock-based compensation

The Company has a stock option plan as disclosed in Note 10. The Company follows the Canadian Institute of Chartered Accountants Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" to account for grants under this plan. As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation granted to employees and non-employees and all direct awards of stock.

The fair value of stock options is determined using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected fair value of the Company's common shares and the expected life of the options.

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

2. Summary of significant accounting policies (continued)

(l) Income taxes

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

(m) Advertising cost

The Company expenses all advertising costs as incurred. For the year ended March 31, 2008, total advertising costs were $151,901 (2007: $123,476, 2006: $61,304).

(n) Earnings per share

The Company uses the treasury stock method to calculate diluted earnings per share. Under this method, all options with an exercise price less than or equal to the average share price for the year are assumed to have been exercised during the year.

The  effect of the  exercise  of the  545,000  (2007:  140,000,  2006:  260,000)
potentially dilutive options was not included in the diluted earnings per share amount since the effect was not materially dilutive.

(o) Put option

The Company accounts for put options issued in connection with certain common shares (Note 10) in accordance with EIC-149, "Accounting for Retractable or Mandatorily Redeemable Shares". Under EIC-149, the fair value of the Company's obligation under this put option is presented as a current liability. Any change in the fair value of the put obligation is accounted for in the results of operations.

(p) Change in accounting policies

Effective April 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530: Comprehensive Income, CICA Handbook
Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation and CICA Handbook Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities, derivatives, and hedge accounting.

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

2. Summary of significant accounting policies (continued)

(p) Change in accounting policies (continued)

Handbook Section 1530, Comprehensive Income, establishes standards for reporting and displaying Comprehensive Income, Comprehensive Income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Handbook Section 3251, Equity, establishes standards for the presentation of equity in the reporting period.

Handbook Section 3855, Financial Instruments - Recognition and Measurement, establishes standards for recognizing and measuring financial instruments, namely financial assets, financial liabilities and derivatives. It requires that financial instruments be classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Subsequent measurement and recognition of changes in the fair value of financial instruments depends on their initial classifications.

The Company has implemented the following classifications:

o Cash and cash equivalents are classified as held for trading and are measured at fair value.

o Accounts receivable are classified as loans and receivables and are measured at amortized costs.

o Accounts payable, accrued liabilities and bank indebtedness are classified as other financial liabilities and are recorded at amortized costs.

o Obligation under put option is classified as held-for-trading derivatives and measured at fair value.

Handbook  Section 3861,  Financial  Instruments - Disclosures and  Presentation,
establishes  standards  for  presentation  of  financial   instruments,   namely
financial assets, financial liabilities and derivatives.

Handbook Section 3865, Hedges, specifies how to apply hedge accounting and the needed disclosures when it is applied.

The adoption of the foregoing new standards had no impact on the Company's financial position or results of operations.

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

2. Summary of significant accounting policies (continued)

(q) Recent accounting pronouncements

Canadian GAAP

Recent accounting pronouncements affecting the Company's future financial reporting under Canadian GAAP are summarized below:

1) Handbook Section 1400, General Standards of Financial Presentation, was amended to include the requirements for assessing and disclosing an entity's ability to continue as a going concern. The amendment is based upon International Accounting Standard IAS1, Presentation of Financial Statements.

This section is applicable to interim and annual financial reporting statements relating to fiscal years beginning on or after January 1, 2008 with earlier adoption encouraged. The Company will adopt this section in fiscal 2009. Management does not expect any impact on the financial statement disclosures when this new policy is adopted.

2) Handbook Section 1535, Capital Disclosures, requires disclosures about capital and is harmonized with recently amended International Accounting Standard IAS1. The standard is applicable to all entities, regardless of whether or not that they have financial instruments. Entities are required to disclose information about their objectives, policies and processes for managing capital as well as their compliance with any externally imposed capital requirements, where they may exist.

This section is applicable to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007 with earlier adoption encouraged. The Company will adopt this section in fiscal 2009. The Company is currently investigating the impact that this section will have on the Company's disclosures. The impact is currently not known.

3)  Handbook  Section  3031,   Inventories,   replaces  Handbook  Section  3030,
Inventories  and  provides  Canadian  equivalent  to  International   Accounting
Standard IAS2, Inventories.

This section provides guidance on the determination of cost and requires the allocation of overheads and other costs to inventory, allocation of fixed production overhead based on normal capacity levels, with unallocated overhead expensed as incurred. The section requires the consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of other inventories. The use of the last-in, first-out (LIFO) formula to measure the cost of inventories is no longer acceptable. Under this section, when the circumstances that previously caused inventories to be written down below cost no longer exist or where there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed, but the reversal is limited to the amount of the original write-down. This section also includes expanded disclosure requirements.

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

2. Summary of significant accounting policies (Continued)

(q) Recent accounting pronouncements (Continued)

This section is applicable to interim and annual financial reporting statements relating to fiscal years beginning on or after January 1, 2008. When applying the section for the first time, an entity can either apply this section to the opening inventory for the period and adjusts opening retained earnings by the difference in the measurement of opening inventory (prior periods are not restated) or apply the section retrospectively and restates prior periods in accordance with Handbook Section 1506, Accounting Changes. The Company will adopt this section in fiscal 2009. The Company is currently investigating the impact that this section will have on the Company's financial position and results of operations. The impact is currently not known.

4) Handbook Section 3064, Goodwill and Intangible Assets, replaces Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development costs.

This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets. Certain items are specifically excluded from the scope of the Section including the initial recognition, measurement and disclosure of goodwill and intangible assets acquired in a business combination, the establishment of a new cost basis for intangible assets as part of a comprehensive revaluation, intangible assets held by an entity for sale in the ordinary course of business, non-current intangible assets classified as held for sale or included in a disposal group that is classified as held for sale, etc.

This section is applied to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Earlier adoption is encouraged. The Company will adopt this Section in fiscal 2010. The Company is currently investigating the impact that this section will have on the Company's financial position and results of operations. The impact is currently not known.

5) Handbook Section 3862, Financial Instruments - Disclosures

Section 3862 replaces the disclosure requirements of previous Section 3861 Financial Instruments - Disclosure and Presentation and converges with International Financial Reporting Standard IFRS7, Financial Instruments - Disclosures.

This Section applies to interim and annual financial reporting statements relating to fiscal years beginning on or after October 1, 2007. The Company will adopt this Section in fiscal 2009. The Company is currently investigating the impact that this section will have on the Company's disclosures. The impact is currently not known.

6) Handbook Section 3863, Financial Instruments - Presentation

Section 3863 is consistent with previous Section 3861, which was based on International Financial Reporting Standard IFRS7.

This section applies to interim and annual financial reporting statements relating to fiscal years beginning on or after October 1, 2007. The Company will adopt this section in fiscal 2009. The Company is currently investigating the impact that this section will have on the Company's financial position and results of operations. The impact is currently not known.

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

3. Receivables

                                                                 2008            2007
                                                         ------------    ------------
Receivables                                              $  3,433,752    $  4,685,820
Allowance for doubtful accounts                              (240,112)       (206,112)
                                                         ------------    ------------
                                                         $  3,193,640    $  4,479,708
                                                         ============    ============

4. Inventories

                                                                 2008            2007
                                                         ------------    ------------
Loose gemstones                                          $    713,380    $    717,431
Castings                                                       89,937         126,487
Finished products                                          12,707,304      12,688,460
                                                         ------------    ------------
                                                         $ 13,510,621    $ 13,532,378
                                                         ============    ============

5. Property and equipment

                                                                                 2008
                                                                         ------------

                                                          Accumulated             Net
                                                 Cost    Amortization      Book Value
                                          -----------    ------------    ------------
Computer equipment and software           $   416,943    $    355,777    $     61,166
Equipment under capital lease (Note 9)        303,812         113,930         189,882
Furniture and equipment                       237,845         172,897          64,948
Leasehold improvements                        150,128         145,336           4,792
Trademark                                      11,840          11,840              --
                                          -----------    ------------    ------------

                                          $ 1,120,568    $    799,780    $    320,788
                                          ===========    ============    ============

                                                                                 2007
                                                                         ------------

                                                          Accumulated             Net
                                                 Cost    Amortization      Book Value
                                          -----------    ------------    ------------
Computer equipment and software           $   412,693    $    339,054    $     73,639
Equipment under capital lease (Note 9)        303,812          37,976         265,836
Furniture and equipment                       222,087         160,263          61,824
Leasehold improvements                        146,758         142,865           3,893
Trademark                                      11,840          11,840              --
                                          -----------    ------------    ------------

                                          $ 1,097,190    $    691,998    $    405,192
                                          ===========    ============    ============

-------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

6. Bank indebtedness

Bank indebtedness is comprised of demand overdraft loan facilities totalling $11,000,000 (2007: $11,000,000) (subject to certain margining restrictions). The Company also has available an annual $1,100,000 (2007: $1,100,000) bulge from July 1 to December 31 each year (the "Annual Seasonal Bulge").

In fiscal 2007, the Company also had an additional $1,400,000 one time bulge in effect March 31, 2006 to March 31, 2007 (the "OneTime Bulge").

During fiscal 2008, the demand overdraft loan facilities totalling $11,000,000 were retroactively renewed except the OneTime Bulge was extended to May 1, 2007 and the Annual Seasonal Bulge was provided on a one-time basis from May 1, 2007 to December 31, 2007. The Annual Seasonal Bulge was then further extended to February 28, 2008 and increased to $1,750,000, both on a one-time basis.

The facility details are summarized in the table below:

                            Demand         Annual
                         Overdraft       Seasonal        OneTime          Total
                     Loan Facility          Bulge          Bulge     Facilities
                     -------------   ------------   ------------   ------------

Available facility
   March 31, 2006    $   6,500,000   $         --   $  3,000,000   $  9,500,000

Decrease,
   April 1, 2006                --             --       (500,000)      (500,000)
Increase,
   April 12, 2006        4,500,000      1,100,000             --      5,600,000
Decrease,
   April 12, 2006               --             --     (1,100,000)    (1,100,000)
Expiry,
   December 31, 2006            --     (1,100,000)            --     (1,100,000)
                     -------------   ------------   ------------   ------------

Available facility
   March 31, 2007       11,000,000             --      1,400,000     12,400,000

Expiry,
   May 1, 2007                  --             --     (1,400,000)    (1,400,000)
Increase,
   May 1, 2007                  --      1,100,000             --      1,100,000
Increase,
   May 1, 2007                  --                       650,000        650,000
Expiry,
   December 31, 2008            --     (1,100,000)            --     (1,100,000)
Extention,
   January 1, 2008              --      1,100,000             --      1,100,000
Expiry,
   February 28, 2008            --     (1,100,000)      (650,000)    (1,750,000)
                     -------------   ------------   ------------   ------------

Available facility
   March 31, 2008    $  11,000,000   $         --   $         --   $ 11,000,000
                     =============   ============   ============   ============

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

6. Bank indebtedness (continued)

These  loans bear  interest  at prime plus 1/8% on the first  $1,000,000  (2007:
$1,000,000) and prime plus 1% on the balance. The prime interest rate on these loans at year-end was 5.25% (2007: 6.0%). The loans are collateralized by a general security agreement creating a first floating charge over all assets, a general assignment of book debts, an assignment of inventory under Section 427 of the Bank Act, a guarantee from a shareholder of the Company's parent company for $4,000,000 supported by a standby letter of credit for $1,000,000 (2007:
$1,000,000), guarantees by certain other shareholders of the Company to a maximum of $800,000, collateralized by certain of these shareholders' residential real estate and an assignment of insurance on the life of the president in the amount of $800,000.

During fiscal 2007, the Company was required to inject shareholders' equity and/or debt subordinate to its bank indebtedness in the minimum amount of $500,000 (decreased from an originally requested injection of $1,500,000) prior to March 31, 2007. On April 4, 2007, a company controlled by one of the Company's shareholders provided a standby letter of credit expiring November 1, 2007 in favour of the Company's bank. This letter of credit satisfied the bank's requirement for additional shareholders' equity and/or subordinated debt. Upon expiry, this letter of credit was allowed to lapse.

Under the terms of the demand overdraft loan facilities, the Company must maintain a Debt to Tangible Net Worth ratio not exceeding 3.0 to 1 and Ratio of Current Assets to Current Liabilities not less than 1.3 to 1 on a consolidated entity basis as defined by the bank at each year-end when the loan is outstanding. As at March 31, 2008, the Company is in compliance with these covenant ratio requirements.

--------------------------------------------------------------------------------

7. Accounts payable and accrued liabilities

                                                           2008            2007
                                                    -----------     -----------

Accounts payable                                    $ 2,197,310     $ 2,697,212
Accrued liabilities                                   1,151,702       1,234,648
                                                    -----------     -----------
                                                    $ 3,349,012     $ 3,931,860
                                                    ===========     ===========

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

8. Income taxes

(a) The provision for income taxes differs from the amount that would be obtained by applying the Canadian corporate income tax substantively enacted statutory rate of tax to the earnings (loss) before taxes. The principal reasons for this difference are as follows:

                                                                  2008          2007          2006
                                                            ----------    ----------    ----------
Earnings (loss) before income taxes                         $  441,154    $  294,741    $ (492,621)

Statutory income tax rate                                           32%           34%           34%
  Anticipated income tax (recovery) provision                  138,964       100,212      (167,491)
Tax provision effect arising from:
  Small business deduction                                      (5,109)      (16,399)       48,954
  Tax losses utilized                                         (111,058)     (109,181)      (37,252)
  Tax recovery from loss carried back                               --            --        67,682
  Additional tax (recovered) reassessed for prior years        (76,469)       76,469            --
  Non-deductible expenses and other                             37,834        21,468        (9,755)
  Change in valuation allowance                                (12,400)       21,900        (5,000)
                                                            ----------    ----------    ----------
                                                            $  (28,238)   $   94,469    $ (102,862)
                                                            ==========    ==========    ==========

In fiscal 2007, Allura Diamonds Limited was subject to a tax audit by Canada Revenue Agency ("CRA"). As a result, the Company was reassessed for a total of $76,469 in additional income tax payable relating to its fiscal years 2004, 2005 & 2006. Interest and penalties totalling $14,882 were also levied by the CRA. In fiscal 2008, the Company filed an objection notice on the reassessment and claimed for a refund of the full amount assessed. The CRA accepted the appeal and the Company has recovered the full amount assessed.

(b) Future income tax assets consist of the following:

                                                            2008           2007
                                                      ----------    -----------
    Property and equipment                            $   35,800    $    47,500
    Non-capital loss carry forward                       211,500        367,200
    Other items                                            7,900          8,600
    Valuation allowance                                 (255,200)      (423,300)
                                                      ----------    -----------

                                                      $       --    $        --
                                                      ==========    ===========

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

8. Income taxes (continued)

(c) The operating losses expire as follows:

                                                2008           2007
                                           ---------    -----------

    2008                                   $      --    $   258,000
    2009                                     412,000        412,000
    2010                                     103,000        103,000
    2014                                      31,000         31,000
    2015                                       7,000         32,000
    2026                                     119,000        244,000
                                           ---------    -----------

                                           $ 672,000    $ 1,080,000
                                           =========    ===========

--------------------------------------------------------------------------------

9. Obligation under capital lease

In fiscal 2007, the Company sold certain equipment. There was no material gain on the transaction. The Company then immediately leased back this equipment by entering into a lease agreement. The capital lease has a four-year term, expiring in 2011, with imputed interest rate of approximately 6.25% per annum. The leased equipment is amortized on a straight-line basis over the lease term.

The future minimum lease payments required under this capital lease consist of:

    2009                                                $    85,571
    2010                                                     85,571
    2011                                                     78,510
                                                        -----------
                                                            249,652
    Less: Amount representing interest                      (21,984)
                                                        -----------
    Capital lease obligation                                227,668

    Less: Current portion                                   (73,419)
                                                        -----------
    Balance of obligation - Non-current                 $  (154,249)
                                                        ===========

--------------------------------------------------------------------------------

10. Capital stock

Authorized:
   Unlimited number of common shares without par value

                                                             2008          2007
                                                             ----          ----

Issued:
   5,080,150 (2007: 5,080,150) common shares          $ 2,545,765   $ 2,545,765
                                                      ===========   ===========

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

10. Capital stock (Continued)

On September 30, 2005, the Company's shareholders approved a reverse stock split of the Company's 15,240,302 outstanding common shares, on the basis of 3 (old) for each 1 (new) common share. The new common shares were issued on March 26, 2007 to effect the reverse stock split. During the current year, the Company rounded up all fractional shares as a result of this reverse stock split. The weighted average number of shares and the common shares outstanding have been retroactively adjusted to all prior years presented to reflect the effect of this reverse stock split and the rounding up of fractional shares.

During the current year, the Company declared and paid a dividend of US$0.03 per share totalling $27,407 (2007: $Nil; 2006: $31,901). Four major shareholders waived their right to receive the dividend declared (2007: N/A; 2006: four).

Stock options

The Company established a stock option plan ("the Plan") that allows for the issuance of up to 1,000,000 common shares as incentive stock options to current and future key employees and consultants. The Board of Directors administers the Plan and has the authority to determine the terms and restrictions on all options, as well as to interpret any provision of the Plan. A summary of the status of the Company's options is presented below:

                                                                Weighted
                                                                 Average
                                                  Number        Exercise
                                               of Shares           Price
                                               --------------------------
Balance, March 31, 2006                          260,000    $       1.58
  Expired                                       (120,000)   $       1.58
                                               ----------
Balance, March 31, 2007                          140,000    $       1.58
  Granted                                        545,000    $       0.51
  Expired                                       (140,000)   $       1.58
                                               ---------
Balance, March 31, 2008                          545,000    $       0.51
                                               =========

The weighted average fair value of the options granted during the year was $0.12 (2007: $NIL; 2006: $NIL).

The following table summarizes information concerning options outstanding at March 31, 2008:

                                                  Total Oustanding and
                                                       Exercisable
                                               --------------------------
                                                                Weighted
                                                                 Average
                                                Number of      Remaining
           Exercise Price                          Shares    Life (Years)
           --------------                       ---------   -------------

                    $0.51                         545,000   $       4.67
                                                =========   ============

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

10. Capital stock (Continued)

For the year ended March 31, 2008, the total compensation expense related to the fair value of stock options was $64,860 (2007: $Nil). This amount has been credited to contributed surplus. The fair value of these stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions: no dividends are to be paid; expected volatility of 36%; risk-free rate of 4.1% and expected life of 2 years.

Call and put options

During 2001, the Company issued 113,379 (340,136, prior to the reverse stock split) units consisting of one common share, one common share call option and one common share put option. All call options expired unexercised.

The put options became exercisable on July 25, 2005 and will expire upon the closing of certain qualified initial public offerings. The put options entitle the holders to put the shares to the Company for the lesser of their fair value (estimated at $72,600 at March 31, 2008 (2007: $57,600; 2006: $52,600)) and the
original proceeds received under the unit offering  ($500,000).

The Company has presented its obligation under this put as a current liability.

--------------------------------------------------------------------------------

11. Commitments

The Company has entered into three operating lease agreements for office premises which expire in the 2012 fiscal year. The future minimum lease payments under these lease agreements for the next four years are:

      2009                                         198,823
      2010                                         173,234
      2011                                          87,119
      2012                                          12,408

The operating lease agreement for one office premise was with a partnership in which the president of Allura Diamonds Limited had an interest prior to fiscal 2008.

--------------------------------------------------------------------------------

12. Change in non-cash operating working capital

                                                   2008           2007         2006
                                            -----------   ------------   ----------
Receivables                                 $ 1,286,068   $   (768,773)  $ (297,111)
Income taxes                                    (80,964)       222,694     (161,576)
Inventories                                      21,757     (1,445,027)     956,588
Prepaids                                        109,078       (129,333)       8,247
Accounts payable and accrued liabilities       (582,848)      (265,758)    (476,999)
                                            -----------   ------------   ----------

                                            $   753,091   $ (2,386,197)  $   29,149
                                            ===========   ============   ==========

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

13. Related party transactions

Related party transactions during the year and balances at year end are summarized as follows:

                                                                    2008       2007         2006
                                                                  --------   ---------   ---------
(a) International Bullion and Metal Brokers (London) Limited
    Transactions
      Interest and guarantee fee expenses                         $ 97,761   $ 116,147   $ 115,869
    Balances
      Accounts payable and accrued liabilities                    $ 31,833   $  14,292   $  66,914

 b) Other
    Rent paid to nil (2007: one; 2006: two)
      related partnerships (Note 11)                              $     --   $   9,900   $ 100,413
    Guarantee fee paid to two significant shareholders            $ 64,000   $  64,000   $  64,000

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

The Company's accounts payable and accrued liabilities are denominated in the following currencies:

                                                           2008            2007
                                                    -----------     -----------

Canadian dollar                                     $ 1,297,106     $ 1,224,052
U.S. dollar                                           1,840,639       2,512,552
Euro                                                    210,774         185,757
GBP                                                         493           9,499
                                                    -----------     -----------
                                                    $ 3,349,012     $ 3,931,860
                                                    ===========     ===========

The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

14. Financial instruments and risk management (continued)

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

Interest rate risk

Bank indebtedness bears floating interest rates which exposes the Company to the risk of changing interest rates that may have a detrimental effect on its earnings and cash flows in future periods.

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

At March 31, 2008, 41% (2007: 53%) of the Company's accounts receivable was owed by 2 customers (2007: 2) as per the table below.

                                        2008   Percent            2007   Percent
                                 ---------------------     ---------------------
Company A                        $ 1,019,377       22%     $ 1,661,388       33%
Company B                            883,813       19%         979,927       20%
                                 ---------------------     ---------------------
                                 $ 1,903,190       41%     $ 2,641,315       53%
                                 =====================     =====================

Fair value

The Company's financial instruments, including cash, receivables, bank indebtedness, accounts payable, and accrued liabilities are carried at amounts which approximate their fair value due to their short-term nature. Obligation under put option is stated at its estimated fair value. Lease obligations have been recorded at their fair value at inception and are being amortized using the effective interest rate implicit in the lease.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

15. Significant customers

Three major customers account for 52% of sales in 2008 (2007: 50%, 2006: 32%) as follows:

                                           2008     2007     2006
                                           ----     ----     ----

Company A                                    25%      22%       7%
Company B                                    18%      19%      22%
Company C                                     9%       9%       3%
                                           ----     ----     ----
                                             52%      50%      32%
                                           ====     ====     ====

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

Accounting for uncertainty in income taxes

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The impact of the Company's reassessment of its tax positions in accordance with FIN 48 did not have a material effect on the results of operations, financial condition or liquidity.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement No. 109" ("FIN 48") effective April 1, 2007. The adoption of FIN 48 on April 1, 2007 did not result in a cumulative effect adjustment to accumulated deficit. At April 1, 2007, the Company had $nil of unrecognized tax benefits which, if recognized, would favorably affect the effective income tax rate in future periods.

Consistent with its historical financial reporting, the Company has elected to classify interest expense related to income tax liabilities, when applicable, as part of the interest expense in its Consolidated Statements of Operations rather than income tax expense. The Company will continue to classify income tax penalties as part of selling, general and administrative expense in its Consolidated Statements of Operations. To date, the Company has not incurred material interest expenses or penalties relating to assessed taxation years.

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

16. Differences between Canadian and U.S. generally accepted accounting principles and practices (continued)

Accounting for uncertainty in income taxes (continued)

The last year examined by the CRA is 2006. The Company's primary provincial tax jurisdictions are British Columbia, Nova Scotia and Ontario and there is no international jurisdiction. The following table summarizes the open tax years for each major jurisdiction:

                          Jurisdiction     Open Tax Years
                        ----------------   --------------
                             Federal        2007 - 2008
                        British Columbia    2007 - 2008
                           Nova Scotia      2007 - 2008
                             Ontario        2007 - 2008

Recent accounting pronouncements

Recent accounting pronouncements affecting the Company's future financial reporting under U.S. GAAP are summarized below.

a) FASB Statement No. 157, Fair Value Measurements -SFAS 157

In September 2006, the FASB issued SFAS No. 157, Fair Value  Measurements  (SFAS
157). SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB staff issued a staff position that delayed the effective date of SFAS No. 157 for all non-financial assets and liabilities except for those recognized or disclosed annually. The FASB also issued FAS-157-1, "application of FASB Statement No. 157 to FASB Statement No. 13 and other Accounting Pronouncements that address Fair Value Measurements for Purposes of Lease Classifications or Measurements under SFAS Statement No. 13". The Company is required to adopt the provision of SFAS 157, as applicable, beginning in fiscal year 2009, and is currently in the process of evaluating the expected effect of SFAS 157 on its results of operations and financial position.

b) FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities -- Including an Amendment of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

16. Differences   between   Canadian  and  U.S.  generally  accepted  accounting
principles and practices (continued)

Recent accounting pronouncements (continued) In February 2007, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities -- Including an Amendment of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 159"). SFAS No. 159 permits an entity to choose to measure many financial instruments and certain items at fair value. The objective of this standard is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. Entities will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, which for us would be our fiscal year beginning April 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have on its consolidated financial statements.

c) FASB Statement No. 141(R) Business Combinations - SFAS No. 141(R),

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS141(R) replaces SFAS No. 141, "Business Combinations", but retains the requirement that the purchase method of accounting for acquisitions be used for all business combinations. SFAS 141(R) expands on the disclosures previously required by SFAS 141, better defines the acquirer and the acquisition date in a business combination, and establishes principles for recognizing and measuring the assets acquired (including goodwill), the liabilities assumed and any non-controlling interests in the acquired business. SFAS 141(R) also requires an acquirer to record an adjustment to income tax expense for changes in valuation allowances or uncertain tax positions related to acquired businesses. SFAS 141(R) is effective for all business combinations with an acquisition date in the first annual period following December 15, 2008; early adoption is not permitted. The Company will adopt this statement as of April 1, 2009. The impact of SFAS 141(R) will have on the Company's consolidated financial statements will depend on the nature and size of acquisitions it completes after it adopts SFAS 141(R).

d) FASB Statement No. 160 Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51 SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51" (SFAS 160). SFAS 160 requires that non-controlling (or minority) interests in subsidiaries be reported in the equity section of the company's balance sheet, rather than in a mezzanine section of the balance sheet between liabilities and equity. SFAS 160 also changes the manner in which the net income of the subsidiary is reported and disclosed in the controlling company's income statement. SFAS 160 also establishes guidelines for accounting for changes in ownership percentages and for deconsolidation. SFAS 160 is effective for financial statements for fiscal years beginning on or after December 1, 2008 and interim periods within those years. The adoption of SFAS 160 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Allura International Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
March 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

17. Subsequent event

On July 29, 2008, the Board of Directors of the Company declared a dividend of US$0.05 per share to be paid to shareholders on record as of July 31, 2008. Four major shareholders have waived their right to receive the dividend declared. Total dividend payable is estimated to be approximately $46,587.

--------------------------------------------------------------------------------

18. Administrative and selling and delivery expenses

                                              2008           2007           2006
                                      ------------   ------------   ------------
Administrative
   Alarm and security                 $      8,667   $      8,517   $      7,043
   Automobile                               12,052          9,897          4,649
   Bad debts                                42,852       (108,546)       127,180
   Consulting                              182,380         70,896        190,197
   Insurance                               258,087        294,717        258,105
   Legal and accounting                    220,973        256,728        157,618
   Office and miscellaneous                192,313        170,742        139,586
   Rent (Note 13(b))                       236,140        233,067        177,395
   Salaries and wages                    2,296,187      2,094,047      1,804,959
   Telephone                                40,864         51,044         39,890
   Travel, meals and entertainment          47,963         76,175         44,345
                                      ------------   ------------   ------------

                                      $  3,538,478   $  3,157,284   $  2,950,967
                                      ------------   ------------   ------------
Selling and delivery
   Advertising                             151,901        123,476         61,304
   Freight and shipping                    265,616        310,721        315,966
   Sales commission                        327,427        362,813        244,025
   Salaries and wages                      210,406        130,811             --
   Selling                                 166,860        173,710        199,964
                                      ------------   ------------   ------------

                                      $  1,122,210   $  1,101,531   $    821,259
                                      ============   ============   ============

--------------------------------------------------------------------------------

19. Comparative amounts

Certain   comparative   amounts  have  been   reclassified  to  conform  to  the
presentation adopted in the current year.

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

4.7 Master Equipment Lease between HSBC Bank Canada and IBB International (Canada) Ltd # 231891BC

7.0 List of Subsidiaries (incorporated by reference from Exhibit 7.0 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000).

12.1  Section 302 Certifications by C.E.O and CFO.

13.1  Section 906 Certifications by C.E.O and CFO.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

      Allura International, Inc.

DATED at Vancouver, British Columbia, Canada, as of September 25 2008

/s/ "Jeremy Bowman"
-------------------------
Jeremy Bowman, CEO

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

4.6 Lease for Suite #100, 1 Valleybrook Drive, Toronto, Ontario and Amendment to Lease re Suite #101 dated June 19, 2007:

4.7 Master Equipment Lease between HSBC Bank Canada and IBB International (Canada) Ltd # 231891BC

7.0 List of Subsidiaries (incorporated by reference from Exhibit 7.0 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2000).

12.1  Section 302 Certifications by C.E.O and CFO

13.1  Section 906 Certifications by C.E.O and CFO